2011 Annual Report

Strong fundamentals in a changing world

CIBC

2011 Annual Report

Strong fundamentals

in a changing world

CIBC is a leading Canadian-based global financial institution with a market capitalization of $30.1 billion and a Tier 1 capital ratio of 14.7%. Through our three major businesses – Retail and Business Banking, Wealth Management and Wholesale Banking – we provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world.

We invest in our businesses, our clients, our people and our communities to deliver consistent and sustainable earnings to our shareholders.

Our First Principle and Strategic Imperative

CIBC’s first principle is to be a lower risk bank. As a lower risk bank, CIBC targets value creation for stakeholders by delivering on its strategic imperative of consistent and sustainable earnings over the long term.

Our Strategic Priorities

• Cultivating deeper relationships with our clients across our businesses

• Focusing on value for our clients through understanding their needs

• Competing in businesses where we can leverage our expertise to add differentiated value

• Pursuing risk-controlled growth in Canada and internationally where our expertise can be exported

• Continuously investing in our client base, people, and infrastructure

CIBC delivers consistent susta

2011 Performance

CIBC reported another year of progress and performance in 2011. Our actions over the past year have aligned with our strategic imperative to deliver consistent and sustainable earnings and have strengthened CIBC for the long term.

We underpinned our progress with strong fundamentals in capital strength, competitive productivity and sound risk management.

Our progress against our objectives is profiled on pages 8 and 9.

Each of our core businesses saw significant achievement over the course of the year, which is outlined in the business unit summaries beginning on page 12.

Our clients

• Named “Best in Mobile Banking – Consumer Internet Banks – Global” by Global Finance magazine

• Launched new CIBC Mobile Brokerage App and CIBC Home Advisor App – both firsts in Canada

• Became largest dual issuer of Visa and MasterCard credit cards in Canada

• Introduced new CIBC MasterCard credit cards

• Introduced a new competitive pricing offer in CIBC Investor’s Edge

• #1 on the TSX in trading (volume and value)

• #1 in customer satisfaction for President’s Choice Financial, our joint venture with Loblaw

25.6%

Earnings growth at CIBC was up $627 million year-over-year, a more than 25% increase nable earnings to shareholders

Our employees

• Increased our Employee Commitment Index for the sixth consecutive year

• Selected as one of Canada’s Best Employers for New Canadians for the fourth consecutive year

• Recognized as one of Canada’s Best Diversity Employers

• Named one of Canada’s 10 Most Admired Corporate Cultures

• Invested approximately $58 million in the training and development of our people

Our communities

• Invested more than $35 million to support communities across Canada

• Marked the 15th anniversary of the Canadian Breast Cancer Foundation CIBC Run for the Cure with more than $30 million raised

• Raised $4.1 million on CIBC Miracle Day in December 2010 to support children’s charities throughout 2011

• Contributed more than $7.9 million to the 2010 United Way campaign

• Named Canada’s top fundraising team for the 2010 Movember campaign

Revenue ($ billions)

9.9 12.1 12.2

09 10 11

Net income ($ billions)

1.2 2.5 3.1

09 10 11

Diluted earnings per share ($)

2.65 5.87 7.31

09 10 11

Return on equity ($)

9.4 19.4 21.3

09 10 11

Creating value for our shareholders

CIBC seeks to create value for our shareholders by generating consistent and sustainable earnings while achieving strategic growth.

To do so, we are investing in our core businesses, maintaining a lower risk discipline aligned with our strategy, and underpinning our activities with industry-leading fundamentals.

This focus has served our stakeholders well.

We hold a position of strength; we are confident in our future and we continue to grow CIBC as part of our commitment to focus on what matters.

We are investing in our clients, our employees, and our communities, and we will further strengthen our franchise to drive returns and create long-term value for our shareholders.

2	Chief Executive Officer’s letter
4	Chair of the Board’s letter
6	Governance
8	Performance against objectives
10	Senior management
12	Retail and Business Banking
16	Wealth Management
20	Wholesale Banking
24	Corporate responsibility
26	Management’s discussion and analysis
109	Consolidated financial statements
235	Shareholder and other information

CIBC 2011 ANNUAL REPORT	1

Message from the President and Chief Executive Officer

Gerald T. McCaughey

Strong fundamentals in a changing world

CIBC reported another year of progress and performance in 2011, against a backdrop of market volatility, slowing global economic expansion and continued change within the financial services industry.

CIBC’s strategic imperative is to deliver consistent, sustainable earnings over the long term. That imperative continues to guide our activities, whether enhancing our existing operations, considering future growth opportunities, or adhering to our risk profile.

CIBC achieved solid results across our businesses in 2011; our capital position remains among the best of any bank globally and we introduced a broad range of initiatives focused on enhancing the value we provide our clients.

CIBC reported net income of $3.1 billion or $7,39(1) per share on a cash basis, compared with $2.5 billion and $5.95(1) a year ago. Revenues rose to $12.2 billion from $12.1 billion and return on equity was once again strong at 21.3%.

CIBC’s earnings strength enabled us to increase our quarterly dividend to 90 cents effective October 2011, while further improving our capital ratios and making broad investments in our network and people.

Strengthening our businesses

Our three business units – Retail and Business Banking, Wealth Management and Wholesale Banking – all took significant steps during the year to strengthen our businesses and increase the value we provide to our 11 million clients.

Retail and Business Banking reported net income of $2.1 billion in 2011, up from $1.8 billion in 2010.

In Retail and Business Banking, we built and renovated more branches, extended our branch operating hours, launched new products like our family of MasterCard credit cards and reinforced our leadership position in mobile banking with our home advisor and stock trading Apps.

Wealth Management, which is reporting as a separate business this year, had net income of $279 million in 2011, up from $225 million in 2010. The team delivered record long-term net sales in 2011 and market-leading performance.

Despite volatility and uncertainty in global equity markets, Wholesale Banking continued to deliver consistent and risk-controlled performance during the year, reporting net income of $565 million, compared with $342 million in 2010.

In Wholesale Banking, we maintained strong market positions in our long-established and successful investment banking, underwriting and mergers and acquisition businesses, while seeking further growth in corporate lending, foreign exchange and infrastructure finance.

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

2	CIBC 2011 ANNUAL REPORT

CIBC has achieved important progress during a period of significant change within the worldwide financial services industry.

Strategic investments in growth and brand

While reinforcing our core businesses, we have also continued to identify strategic options for growth. In August, we concluded our fourth strategic investment in 18 months with the purchase of a 41 % equity interest in American Century Investments of Kansas City. This is a leading U.S. asset management company that will enable CIBC to offer clients additional investment opportunities through its existing equity and fixed income capabilities. It will also provide an additional platform for growth internationally in a sector that has attractive demographic and risk characteristics.

More broadly, we took further steps to build our brand in the marketplace through focused advertising and sponsorships. As the presenting sponsor of the 2011 International Indian Film Academy Awards, we engaged South Asian clients and brought “Bollywood” to life for Canadians across the country. CIBC was also recently selected as lead sponsor of the 2015 Pan Am and Parapan Am Games taking place in Canada, which will enhance our profile with clients, employees and the community.

CIBC has strong fundamentals

We accomplished all this while ensuring the bank has strong fundamentals in terms of capital, expenses and risk management.

CIBC’s balance sheet and capital position are very strong. At the end of fiscal 2011, CIBC’s Tier 1 capital ratio rose to 14.7% and Tangible Common Equity to 11.4%.

When measured using the Basel III regulatory standards, which will not be fully implemented until 2019, CIBC’s pro-forma common equity ratio of 8.1 % already exceeds the required minimum level of 7%.

In the areas of efficiency and risk, CIBC maintained our non-interest expense to revenue ratio at our objective of industry median. Loan losses declined to $841 million, supported by effective risk management across our businesses.

While our world is changing, CIBC’s objective to provide value to those who rely on us – our clients, our employees, our communities and our shareholders – remains core to our future.

That focus, combined with our strong capital base, growing businesses and clear view of the way forward, gives us confidence as we enter 2012.

As always, our employees continue to be at the foundation of our success. Their dedication and commitment have brought us to the position we find ourselves in today and I would like to thank them for their contribution during 2011.

Gerald T. McCaughey

President and Chief Executive Officer

21.3%

Return on Equity was the highest among the Canadian banks and up 10% year-over-year.

CIBC continued its leadership in mobile banking innovation for clients by being the first bank in Canada to bring a mobile trading App to investors.

14.7%

Our industry-leading Tier 1 capital ratio is among the highest of the global banks.

CIBC 2011 ANNUAL REPORT	3

Chair of the Board’s letter

Charles Sirois

Another dynamic year in global financial services

CIBC achieved solid results for all of our shareholders, clients, employees and the communities we serve, in what was another dynamic year in global financial markets.

In this changing environment, your Board has been steadfast in its commitment to maintaining strong governance principles.

Over the last year, the Board continued its focus on enhancing CIBC’s governance systems, Board renewal, Board effectiveness and risk management oversight. We also focused on furthering our stakeholder engagement framework, talent management and executive compensation philosophy. Our best-in-class corporate governance standards were recognized in 2011 by GMI, the leading independent provider of global corporate governance risk ratings and research, which placed CIBC in the top 1 % of companies rated.

Stakeholder engagement – a key part of our investor relations program

Maintaining an ongoing dialogue with our investors is a priority of your Board. Our stakeholder engagement framework ensures that the Board is current on the views of our stakeholders. Our formalized process and enhanced focus in this area have allowed us to be more proactive. Our emphasis on effective stakeholder engagement extends beyond the meetings we have with investors to our overall communication strategy.

Over the course of 2011, I had the opportunity to meet one-on-one with a number of CIBC shareholders who collectively represent more than 22% of CIBC’s outstanding shares.

Strategy and risk – a Board enriched process

Corporate strategy, and its successful execution, is a key determinant of shareholder value. Although strategy is management’s responsibility, the Board has been very active over the last year with management in participating in CIBC’s ongoing strategic planning process. Together with management, we have focused on specific strategic themes, including domestic and international growth, as well as the strategic management of cost, risk and talent.

Our experienced directors bring an independent, balanced and value-added perspective to this process. In addition, your Board has been actively engaged in educational sessions focused on understanding the impact of the changing environment on themes that are critical to CIBC’s strategy.

4	CIBC 2011 ANNUAL REPORT

As part of CIBC’s financial and strategic planning process, the Board’s Risk Management Committee continues to refine CIBC’s risk appetite to maintain a strong alignment between risk and business strategy. The refinements reflect CIBC’s goal to be a lower-risk Canadian bank with a view to strategically grow in select businesses where our competitive capabilities and market opportunities align.

Our risk appetite statement is an important guiding principle in support of our risk culture at CIBC and is aligned with our strategic imperative of consistent and sustainable performance. Our strong foundation of corporate governance enables us to operate in a manner that prudently assesses and mitigates risk while supporting business innovation or growth.

Executive compensation and talent management

CIBC has further developed its talent management strategy with the support of the Management Resources and Compensation Committee. This strategy focuses on understanding the impact of our business strategy on talent demands, furthering leadership development and enhancing succession planning for critical roles, as well as employees at all levels.

Executive compensation continues to be a key area of focus with the objective of aligning CIBC’s executive compensation program with CIBC’s strategy and emerging best practices in the marketplace. The redesign of our senior executive team compensation program in 2009 and 2010 impacted a broader executive population and expanded the use of performance vesting criteria and equity deferrals. These details are well described in CIBC’s 2012 Management Proxy Circular that will be available in March. Our advancements in the area of executive compensation have been widely recognized by our shareholders.

Looking forward

In summary, 2011 was a successful year for your Board and CIBC. Our confidence in CIBC’s strong position and positive future outlook was underscored by the decision to increase the quarterly dividend to shareholders last October.

On behalf of the Board, I would like to recognize Gerry and his senior management team for their continued strong leadership and for the critical role they play in ensuring that the bank’s strong governance culture is reflected in our business strategies and priorities. The senior executive team, along with the dedication and efforts of our more than 42,000 employees, is critical to our progress.

I would also like to extend my appreciation to Bob Steacy who will be retiring from the Board at our upcoming Annual Shareholder Meeting. In addition, I am grateful to all Board members for their leadership and active engagement in the achievements of CIBC over the last year.

Charles Sirois

Chair of the Board

CIBC 2011 ANNUAL REPORT	5

Governance

We believe long-term success requires effective governance. CIBC’s Board and management have maintained a longstanding commitment to strong governance principles, fostering a philosophy of transparency and engagement and demonstrating leadership in governance best practices.

Guided by an independent and experienced Board

At the core of our commitment to governance is an independent, experienced Board of Directors that cultivates a culture of integrity and accountability. To ensure we preserve the appropriate complement of Board skills, qualifications and competencies to effectively address CIBC’s evolving needs, we assess directors’ skills and the Board’s performance every year.

The responsibility of the Board is to oversee the management of the business and affairs of CIBC. As part of this supervisory duty, the Board utilizes a comprehensive, integrated governance framework which includes an effective committee structure.

Four Board committees assist with the execution of the Board’s fiduciary obligations and help to enhance governance:

• The Audit Committee assists the Board by reviewing CIBC’s financial statements, financial disclosure and internal controls;

• The Corporate Governance Committee assists the Board in fulfilling its corporate governance oversight responsibilities;

• The Management Resources and Compensation Committee assists the Board by overseeing CIBC’s human capital, organizational effectiveness, succession planning and compensation programs; and

• The Risk Management Committee assists the Board by overseeing CIBC’s risk profile and principal business risks against CIBC’s defined risk appetite.

Each Committee has a mandate outlining its functions and responsibilities. These mandates can be found on our corporate website at www.cibc.com.

In addition, four management committees have been established to support the senior team on the governance and control activities of CIBC:

• Capital and Risk Committee;

• Disclosure Committee;

• Reputation and Legal Risk Committee; and

• Governance and Control Committee.

Adhering to explicit codes of behaviour

Accountability is one of CIBC’s core values. To nurture a strong governance culture of ethical integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors that are intended to protect our clients, our employees and CIBC.

All members of CIBC’s Board of Directors are required to certify their compliance annually with the CIBC Code of Ethics for Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business

CIBC’s integrated governance framework

Our integrated governance framework guides the Board and management in fulfilling their obligations to CIBC and our stakeholders. The Board reviews the effectiveness of the governance structure annually and is committed to evolving its structure to ensure it serves as the keystone for sustaining excellence in governance in the future.

This framework includes a capable and qualified Board with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.

Chair of the Board

Shareholders Board of Directors Corporate Governance Committee

Auditors Management Resources and Compensation Committee

Regulators Chief Executive Officer Risk Management Committee

Management Audit Committee

6	CIBC 2011 ANNUAL REPORT

interests of CIBC, maintain CIBC’s reputation for integrity and foster compliance with applicable legal and regulatory obligations.

For employees, the CIBC Code of Conduct promotes ethical decision-making and supports behaviour that is consistent with CIBC’s core values of Trust, Teamwork and Accountability. All employees are required to complete annual testing and certification on the CIBC Code of Conduct to ensure they understand its requirements. A separate CIBC Code of Conduct governs contractors.

Both employees and directors are encouraged and expected to report any concerns regarding irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Through a confidential CIBC Ethics Hotline and whistleblower procedures, directors and employees can report suspected breaches of the Codes.

Aligning governance with strategy

The Board has aligned its governance and risk management philosophies and structure to support CIBC’s broader strategic imperative of consistent and sustainable performance over the long term.

As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and that we remain at the forefront of governance best practices.

These practices and principles include:

• Our Statement of Corporate Governance Practices which describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document explains the Board’s approach to Board composition, director nomination and tenure, Board independence and education, as well as director and executive compensation and management succession.

• Our CIBC Disclosure Policy which supports consistent and timely communication with CIBC’s stakeholders, outlines our philosophy and practices for disclosing material information to the market, and clarifies the roles and responsibilities of various individuals and groups at CIBC relating to the release of material information.

• The Disclosure Required by NYSE Listed Company Manual which summarizes the significant differences between the governance practices of CIBC and those required of U.S. domestic companies under the New York Stock Exchange listing standards. As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds these regulatory requirements.

CIBC’s governance practices, policies and standards, including the Disclosure Required by NYSE Listed Company Manual, can all be found in the Governance section of our website at www.cibc.com.

Board of Directors

Brent S. Belzberg (2005) (CGC, MRCC – Chair)

Senior Managing Partner

TorQuest Partners

(Toronto, Ontario, Canada)

Gary F. Colter (2003) (CGC – Chair, MRCC)

President

CRS Inc.

(Mississauga, Ontario, Canada)

Dominic D’Alessandro (2010) (RMC)

Past President and Chief Executive Officer

Manulife Financial Corporation

(Toronto, Ontario, Canada)

Patrick D. Daniel (2009) (RMC)

President and Chief Executive Officer

Enbridge Inc.

(Calgary, Alberta, Canada)

Luc Desjardins (2009) (MRCC)

President and Chief Executive Officer

Superior Plus Corp.

(Montreal, Quebec, Canada)

Hon. Gordon D. Giffin (2001) (MRCC)

Senior Partner

McKenna Long & Aldridge LLP

(Atlanta, Georgia, U.S.A.)

Linda S. Hasenfratz (2004) (MRCC)

Chief Executive Officer

Linamar Corporation

(Guelph, Ontario, Canada)

Nicholas D. Le Pan (2008) (CGC, RMC – Chair)

Consultant

(Ottawa, Ontario, Canada)

Hon. John P. Manley P.C., O.C. (2005) (AC, CGC)

President and Chief Executive Officer

Canadian Council of Chief Executives

(Ottawa, Ontario, Canada)

Gerald T. McCaughey (2005)

President and Chief Executive Officer

CIBC

(Toronto, Ontario, Canada)

Jane L. Peverett (2009) (AC)

Corporate Director

(West Vancouver, British Columbia, Canada)

Leslie Rahl (2007) (RMC)

Founder and Managing Partner

Capital Market Risk Advisors, Inc.

(New York, New York, U.S.A.)

Charles Sirois C.M., O.Q. (1997)

Chair of the Board

CIBC

Chairman and Chief Executive Officer

Telesystem Ltd.

(Montreal, Quebec, Canada)

Robert J. Steacy (2008) (AC)

Corporate Director

(Toronto, Ontario, Canada)

Katharine B. Stevenson (2011) (RMC)

Corporate Director

(Toronto, Ontario, Canada)

Ronald W. Tysoe (2004) (AC – Chair, CGC)

Corporate Director (Jupiter, Florida, U.S.A.)

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

CIBC 2011 ANNUAL REPORT	7

Performance against objectives

Our progress against our strategic priorities in 2011 supported strong performance. Our strategy is creating value for our shareholders by delivering consistent and sustainable earnings over the long term.

Financial

Medium-term objectives

Earnings per share (EPS) growth

Diluted EPS growth of 5%–10% per annum, on average, over the next 3–5 years

2011 results

2011 EPS of $7.31 2010 EPS of $5.87

Return on equity (ROE)

Return on average common equity of 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)

ROE:

21.3%

Capital strength

Tier 1 capital ratio target of 8.5%

Total capital ratio target of 11.5%

Tier 1 capital ratio: 14.7%

Total capital ratio: 18.4%

Business mix

75% retail(1)/25% wholesale (as measured by economic capital(2))

77%/23% retail/wholesale (as measured by economic capital(2))

Risk

Maintain provision for credit losses as a percentage of loans and bankers’ acceptances (loan loss ratio) on a managed basis(2) between 50 and 65 basis points through the business cycle

Loan loss ratio on a managed basis(2): 48 basis points

Productivity

Achieve a median ranking within our industry group, in terms of our non-interest expense to total revenue (cash efficiency ratio, taxable equivalent basis (TEB)(2))

(3) Cash efficiency ratio, TEB(2):

58.8%

Dividend payout ratio

40%–50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)

Dividend payout ratio:

47.9%

Total shareholder return

Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis

Five years ended October 31, 2011:

CIBC: 9.3%

Index: 24.3%

(1) Retail includes Retail and Business Banking, Wealth Management and International Banking.

(2) For additional information, see the “Non-GAAP measures” section.

We are maintaining our medium-term objectives under the new International Financial Reporting Standards (IFRS).

Dow Jones Sustainability Indexes Member 2011/12

A constituent of the Dow Jones Sustainability World Index for 10 consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005

FTSE4Gooc

Listed on the FTSE4Good Index since its inception in 2001

JSI

JANTZI SOCIAL INDEX

A member of the Jantzi Social Index since its inception in 2000

8	CIBC 2011 ANNUAL REPORT

Non-financial

Objectives Accomplishments

Clients

Help our clients achieve what matters to them

• Named “Best in Mobile Banking” globally by Global Finance magazine

• Launched new CIBC Mobile Brokerage App and CIBC Home Advisor App – both firsts in Canada

• Became largest dual issuer of Visa and MasterCard credit cards in Canada

• Introduced new CIBC MasterCard credit cards

• Introduced a new competitive pricing offer in CIBC Investor’s Edge

• #1 on the TSX in trading (volume and value)

• #1 in customer satisfaction for President’s Choice Financial

Employees

Create an environment where all employees can excel

• Increased our Employee Commitment Index for the sixth consecutive year

• Selected as one of Canada’s Best Employers for New Canadians for the fourth consecutive year

• Recognized as one of Canada’s Best Diversity Employers

• Named one of Canada’s 10 Most Admired Corporate Cultures

• Invested approximately $58 million in the training and development of our people

Community

Make a real difference in our communities

• Invested more than $35 million to support communities across Canada

• Marked the 15th anniversary of the Canadian Breast Cancer Foundation CIBC Run for the Cure with more than $30 million raised

• Raised $4.1 million on CIBC Miracle Day in December 2010 to support children’s charities throughout 2011

• Contributed more than $7.9 million to the 2010 United Way campaign

• Named Canada’s top fundraising team for the 2010 Movember campaign

Environment

Demonstrate environmental responsibility in all activities

• Included on the Carbon Disclosure Leadership Index for our disclosure of GHG emissions and strategies to address climate change related risks and opportunities

• Reduced energy consumption across Canadian operations by 7.8% since 2009

• Increased the use of Forest Stewardship Council (FSC) certified paper stock to 94%

• Arranged over $1.5 billion in public and private equity financing and advised on the purchase or sale of more than $20 billion in assets for companies in the Renewable Energy & Clean Tech segment since 2009

• Recognized with the Gold Technology Accelerator Award by Renewed Computer Technology for our donations of surplus IT equipment

Governance

Be a leader in governance practices

• Ranked in the top 1 % of all companies rated by GMI for best-in-class corporate governance standards

• Ranked #1 in corporate governance disclosure among financial services sector peers in the 2010 CICA Corporate Reporting Awards

• Ranked 4th on Bloomberg Markets’ Top 20 List of the World’s Strongest Banks after delivering the strongest return on equity of any major bank in the developed world and the highest total shareholder return among Canadian banks last year

Best Employers for New Canadians 2011 SUPPORTED BY: ALLIES

Named a Best Employer for New Canadians for a fourth consecutive year

Canada’s Best Diversity Employers 2011

PRESENTED BY BMO Financial Group

Recognized as one of Canada’s Best Diversity Employers

CANADA’S 10 MOST ADMIRED CORPORATE CULTURESTM 2011

Presented by Waterstone

Named one of Canada’s 10 Most Admired

Corporate Cultures

CIBC 2011 ANNUAL REPORT	9

Senior management

Our Senior Executives and Senior Leaders set the strategic direction for CIBC, our businesses and functional groups, and provide leadership to more than 42,000 employees as they help our 11 million clients achieve what matters to them.

Senior Executive Team

Gerald T. McCaughey

President and Chief Executive

Officer

CIBC

Michael Capatides

Senior Executive Vice-President

Chief Administrative Officer

and General Counsel Administration

Victor Dodig

Senior Executive Vice-President

CIBC

Group Head

Wealth Management

Kevin Glass

Senior Executive Vice-President

CIBC

Chief Financial Officer Finance

Richard Nesbitt

Senior Executive Vice-President

CIBC

Group Head

Wholesale, International, and

Technology and Operations

Hon. Jim Prentice P.C., Q.C.

Senior Executive Vice-President

and Vice-Chair

CIBC

Richard Venn

Senior Executive Vice-President

Advisor to the CEO Office

CIBC

David Williamson

Senior Executive Vice-President

CIBC

Group Head

Retail and Business Banking

Tom Woods

Senior Executive Vice-President

Chief Risk Officer Risk Management

Senior Leaders

David Arnold

Executive Vice-President

Finance Shared Services

Geoff Belsher

Managing Director and Group

Co-Head

Wholesale Banking

Michael Boluch

Executive Vice-President

CIBC Technology

Harry Culham

Managing Director and Group

Co-Head

Wholesale Banking

Laura Dottori-Attanasio

Managing Director and Global

Head

Corporate Credit Products

Stephen Forbes

Executive Vice-President

Marketing, Communications,

President’s Choice Financial and

Retail and Business Banking

Strategy

Steve Geist

Managing Director

and President

CIBC Asset Management

Charles Gerber

Executive Vice-President and

Deputy General Counsel, Legal,

Governance and Control

10	CIBC 2011 ANNUAL REPORT

Monique Gravel

Managing Director and Head

CIBC Wood Gundy

Jon Hountalas

Executive Vice-President

Business Banking

Marybeth Jordan

Managing Director and Head

CIBC Investor Services Inc.

Christina Kramer

Executive Vice-President

Retail Distribution and

Channel Strategy

Cheryl Longo

Executive Vice-President

Card Products and National

Collections

Art Mannarn

Executive Vice-President

Business Support and Strategic

Initiatives

Brian McDonough

Executive Vice-President

Wholesale Credit and

Investment Risk Management

Jacqueline Moss

Executive Vice-President

Human Resources

Brian O’Donnell

Executive Vice-President

Risk Services

John Orr

Executive Vice-President

Strategy and Corporate

Development

Rik Parkhill

Chief Executive Officer

CIBC FirstCaribbean

International Bank

Kevin Patterson

Executive Vice-President

Technology and Operations

Wayne Ralph

Executive Vice-President

Global Operations and INTRIA

Duncan Webster

Managing Director, Chief

Investment Officer and Head

CIBC Global

Asset Management

Gary Whitfield

Managing Director and Head

Private Wealth Management – Canada

CIBC 2011 ANNUAL REPORT	11

CIBC employees at the Sahali banking centre in Kamloops, BC celebrate the branch’s grand opening with former professional hockey player Trevor Linden.

Front Row

Murray Redman

Karen Joki-Hollanti

Trevor Linden

Krista Bifano

Judy Marchese

Dwight Liburd

Yousuf Hameed

Middle Row

Lisa Wiebe

Lauren Silver

Donna Carusi

Back Row

Corey Darling

Graham Lye

Sherri Valana

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

David Williamson

Senior Executive Vice-President, CIBC, and Group Head, Retail and Business Banking

Q: How do you compete for the client’s share of wallet in an ongoing competitive and uncertain environment?

A: From building their savings and managing their debt to investing in their future, we are focused on helping our clients achieve what matters to them. Canadians, now more than ever, are looking for a bank to build their financial security. We continue to invest in our strong distribution platform to provide our clients with the access and choice to simplify their banking. In 2011, we opened new branches, expanded Saturday and Sunday hours and enhanced our ABM network. We also grew our mobile sales force, developed our telephone and online banking platforms, and strengthened our award-winning and industry-leading mobile banking offer.

12	CIBC 2011 ANNUAL REPORT

2011 Highlights

Our objective is to continually strengthen our focus as a client-centric organization. Across Retail and Business Banking, we are focused on our priorities which are to: build deeper relationships with our clients; improve our sales and service capabilities; and acquire and retain clients who seek deeper and more rewarding relationships.

Personal Banking

• First bank in Canada to launch a mobile brokerage App allowing stock trading on smartphones

• Named “Best in Mobile Banking” globally

• Celebrated milestone with more than 100 new branches opened in the past four years, providing clients with greater access and choice

• Launched new CIBC MasterCard credit cards, broadening the choice for consumers and offering strong client value

• Became largest dual issuer of Visa and MasterCard credit cards in Canada with the completion of the Citigroup Canada MasterCard acquisition

Business Banking

• Strong growth in business lending and deposits

• Integrated business sales forces to create a better client experience within Commercial Banking

• Established a new integrated Global Transaction Banking team

• Recruited strong new executive talent in Business Banking

• Implemented a new cash management solution for business clients

• Sponsored Canada’s 50 Best Managed Companies Program, recognizing excellence in Canadian-owned and managed companies

Revenue

($ billions)

7.1 7.6 8.0

09 10 11

Net income

($ billions)

1.5 1.8 2.1

09 10 11

Funds managed

($ billions)

346.1 363.7 378.3

09 10 11

Efficiency ratio

(%)

51.5 50.7 51.0

09 10 11

Committed to our clients

Retail and Business Banking continued to invest throughout 2011 in areas that provide greater access and choice to our clients in how and when they do their everyday banking:

• We were the first bank in Canada to launch a mobile brokerage App allowing stock trading on smartphones, furthering our leadership in this emerging space on behalf of our clients.

• We were recognized by Global Finance magazine as “Best in Mobile Banking – Consumer Internet Banks” among banks globally.

• We celebrated a milestone with more than 100 new branches opened in the past four years and now have nearly 1,100 branches operating across the country.

• We were the first bank to offer Sunday banking and we extended branch operating hours to include more branches opening on Saturday.

• We became the largest dual issuer of Visa and MasterCard credit cards in Canada with the completion of the Citigroup Canada MasterCard acquisition.

• We launched the CIBC Advantage Card, Canada’s first Visa Debit card that provides our clients more flexibility when shopping online or while out of the country.

• We enhanced our focus on business banking, resulting in higher volumes and lending balances that grew above market rates.

As we close fiscal 2011, our business is well positioned. We have built and renovated more branches, extended our branch operating hours, launched new products and reinforced our leadership position in mobile banking with our home advisor and stock trading Apps.

CIBC 2011 ANNUAL REPORT	13

Debbie Cosman and Carmela Bottaro welcomed clients to the grand opening of our new banking centre at Bathurst and Rutherford in Maple, Ontario.

Investing in areas that matter to our clients

To further our business in 2012 and beyond, we are focused on our priorities which are to: build deeper relationships with our clients; improve our sales and service capabilities; and acquire and retain clients who seek deeper and more rewarding relationships.

Our objective is to continually strengthen our focus as a client-centric organization.

In support of this, we completed a reorganization mid-way through 2011 which included consolidating all sales and client channels under one leadership team structure. We also created a new senior cross-product leadership role to streamline processes across all of our sales, channel and product activities.

We have also launched a series of initiatives in support of our three priorities which will provide added benefit to our clients in the years to come.

Deepening client relationships

Our focus is to build long-lasting and deep relationships with our clients. In support of this we have:

• modified frontline incentives to better align how we incent our frontline staff to address and fulfill client needs;

• making adjustments to branch staffing levels so that we have more staff available to serve clients in our high traffic branches;

• continued to invest in our strong distribution platform, adding more than 100 new or renovated branches over the past four years and enhancing our capabilities in telephone, online, ABM and mobile banking;

• expanded our branch operating hours with more than 500 branches now open on Saturdays and more than 50 branches now open on Sundays; and

CIBC launched new CIBC MasterCard credit cards in 2011, offering greater choice for consumers within CIBC’s industry-leading credit card lineup.

• reorganized and invested further in expanding our business banking sales team so we can better address the needs of our business banking clients across Canada.

Improving our sales and service capabilities

At the same time, our goal is to continually make it easier for our frontline staff to address the needs of our clients.

14	CIBC 2011 ANNUAL REPORT

CIBC was the proud presenting sponsor of the 2011 International Indian Film Academy Awards celebrations in Toronto. We engaged Bollywood fans from coast-to-coast and brought the glamour and creativity of the Indian film industry to life for Canadians of all backgrounds.

We have launched a series of initiatives aimed at improving our sales and service capabilities, just some of which include:

• launching a new problem resolution process that allows our frontline teams to resolve client issues more quickly and at first point of contact;

• focusing on streamlining our adjudication processes for personal lending products including loans, lines of credit and mortgages; and

• simplifying sales and frontline reporting, thereby freeing up more time for our frontline leaders to spend with clients.

Continuous improvement of our sales and service capabilities will be a key focus in 2012.

Acquiring and retaining clients

In addition, we are investing in areas that will allow us to acquire and retain clients who seek deeper and more rewarding relationships.

We know that our clients are looking for new ways to bank with us so we have made innovation a key priority.

Examples are:

• continued to lead the industry in Canada in mobile banking innovation by expanding our innovation in this area with the launch of the CIBC Mobile Brokerage App and the CIBC Home Advisor App – both firsts in Canada;

• named “Best in Mobile Banking” among banks globally by Global Finance magazine; and

• named the lead sponsor of the Pan Am and Parapan Am Games, which will be held in Canada in 2015.

Deepening client relationships

• Modified frontline incentives

• Making adjustments to branch staffing

• Continued to invest in our strong distribution platform

• Expanded branch operating hours

• Reorganized and invested further in expanding our business banking sales team

Improving sales and service capabilities

• Launched a new problem resolution process to resolve client issues more quickly and at first point of contact

• Streamlined frontline client adjudication processes

• Simplified sales and frontline reporting, thereby freeing up more time for our frontline leaders to spend with clients

Acquiring and retaining clients

• Continued mobile banking innovation with the launch of the CIBC Mobile Brokerage App and the CIBC Home Advisor App

• Named “Best in Mobile Banking” among banks globally by Global Finance magazine

• Became the largest dual issuer of Visa and MasterCard credit cards in Canada

• Named the lead sponsor of the 2015 Pan Am and Parapan Am Games

CIBC 2011 ANNUAL REPORT	15

The CIBC team responsible for the development of the CIBC Mobile Brokerage App demonstrates how investors can make trades on the go through their mobile device.

Front Row

Matt Skinner

Steve Tyers

Andrej Podgajski

Back Row

Richard Allen

Nuno Carreira

Dom Dallaire

Randy Dulay

Wealth Management

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Victor Dodig

Senior Executive Vice-President, CIBC, and Group Head, Wealth Management

Q: What are your plans for growth outside Canada?

A: This year CIBC acquired a 41 % equity stake in American Century Investments, a leading U.S. asset management firm that complements our existing investment capabilities while providing CIBC with additional growth opportunities and diversification.

Steady fee-based earnings, capital efficiency and favourable consumer trends, such as an aging demographic and increased savings rates, make the global expansion for asset management very attractive. We will continue to invest in our Wealth Management platform, domestically and internationally, to enhance our client value and strengthen shareholder returns.

16	CIBC 2011 ANNUAL REPORT

2011 Highlights

Our objective is to be a leader in wealth management solutions in markets where we offer advice and to be a leading global asset manager by delivering exceptional value for our clients, our employees, our shareholders, and our communities.

• Acquired a 41 % equity stake in American Century Investments, a leading U.S. asset management firm

• Launched a CIBC Mobile Brokerage App, making CIBC the first bank to bring mobile trading to Canadian investors

• Delivered record growth of 44% in net sales of long-term mutual funds

• Investment performance consistently ranked amongst industry leaders

• CIBC Wood Gundy ranked #2 in full-service brokerage and experienced a solid increase in client satisfaction

• Expanded our CIBC Private Wealth Management footprint in four cities across Canada

• Delivered 2% growth in assets under administration

Revenue

($ billions)

1.4 1.5 1.6

09 10 11

Net income

($ millions)

189 225 279

09 10 11

Assets under administration

($ billions)

180 199 203

09 10 11

Mutual funds

($ billions)

43.8 48.6 51.4

09 10 11

Wealth Management provides specialized advice to our retail and institutional clients.

Strengthening specialized advisory capabilities

Wealth Management plays an important role in CIBC’s client advisory offer by providing custom-tailored solutions to our retail and institutional clients. Through leading industry experts, we also deliver a range of specialized capabilities such as:

• tax and estate planning for high net worth individuals;

• business transition planning and support for small- and mid-sized business owners; and

• innovative thinking and ideas to our institutional clients.

As a business, we continue to grow and strengthen our advisory capabilities. Our dedicated team of specialists, such as Financial Planners, Wealth Advisors and Estate Planning Specialists, work in partnership with advisors across the organization. Together, these specialists provide comprehensive planning to clients with more complex needs to help them preserve and grow their wealth.

CIBC 2011 ANNUAL REPORT	17

We help clients grow and preserve their wealth for future generations.

Providing clients with solutions for every stage of life

Enhancing value for our clients

In 2011, Wealth Management launched a number of innovations to provide our clients with enhanced value and to further deepen our relationships. A new pricing offer within our self-directed brokerage business, CIBC Investor’s Edge, rewards our self-directed clients with one of the most competitive trading prices available in Canada.

The launch of mobile trading in 2011 further leveraged technology to enhance our clients’ experience. CIBC was the first bank to bring a mobile trading App to Canadian investors. Technology continues to play a key role.

These investments in our business have helped to enhance the value that we aim to provide our clients each and every day and to deliver on our promise of an excellent client experience.

Driving superior investment performance

Delivering strong investment performance and solid returns for our clients is a key focus for our Wealth Management business. In 2011, we further strengthened our capabilities and enhanced our team of investment professionals, particularly with key hires in Canadian Equities and Fixed Income. Our open-architecture approach also allows us to hire the very best sub-advisors the world over. CIBC is one of the largest purchasers of outside money management services in Canada, which provides our clients with access to the industry’s leading investment professionals, globally.

Our investment performance is consistently ranked amongst industry leaders.

Our team-based approach, investment discipline and open architecture have been very successful in yielding results for our clients. Throughout the year, our investment performance has consistently ranked amongst the leaders in the industry.

18	CIBC 2011 ANNUAL REPORT

We provide advice and solutions to our clients to give them comfort and security in their retirement.

Developing innovative investment solutions and products

We continue to evolve our investment solutions through product innovation and enhancements to meet the needs of our clients. This year, we launched a number of new products, including the Renaissance Optimal Inflation Opportunities Portfolio, which is designed to mitigate inflation risk and provide growth opportunities by taking advantage of the changing economic environment around the world. In addition, we broadened our Premium

Class series to offer our clients even greater value through lower costs, greater performance and increased pricing transparency.

As more Canadians near retirement, the need for investment products which provide income while limiting exposure to inflation, taxation and risk increases. We are focused on meeting this need and providing our clients with solutions that will provide comfort and security throughout their retirement years.

We continue to evolve our investment solutions to meet the changing needs of our clients.

Advice and solution innovation

• First to market with a mobile trading App for Canadian investors

• Industry-leading client experience in full-service brokerage

• Rewarding our clients and deepening relationships with self-directed brokerage loyalty pricing

• Investing in our advisory offer with new advisor training program

Investment performance

• Momentum in long-term retail mutual fund sales

• Delivering solid investment performance for our clients

• Leader in separately managed account programs

Strengthening our platform

• Building international asset management profile

• Advancing the Renaissance Investments brand, our third-party fund offering

• Simplifying processes for our clients

CIBC 2011 ANNUAL REPORT	19

This year, CIBC supported Brookfield Asset Management Inc. and associated companies by participating in 22 financing transactions totaling $3.2 billion.

Back Row

Scott Smith, Wholesale

Banking (CIBC)

Jon Haick, Brookfield

Asset Management Inc.

(Brookfield)

Peter Mastromarini, CIBC

Front Row

Paul Farrell, CIBC

Sam Pollock, Brookfield

Kelly Marshall, Brookfield

Sean Gilbert, CIBC

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and key markets around the world.

Richard Nesbitt

Senior Executive Vice-President, CIBC, and Group Head, Wholesale, International and Technology and Operations

Q: How will you ensure you continue to meet the evolving demands of wholesale clients?

A: Clients are more sophisticated than ever and we have to support and grow with them. Our clients are increasingly looking beyond Canada to meet their business objectives and we are extending our service and product offerings globally to respond to these evolving needs. We are growing our corporate lending, investment banking, foreign exchange, distribution and capital markets capabilities in select global markets. Another key area for us is technology. Clients are demanding innovation – we have to be responsive. That’s why our leadership position in electronic trading, our focus on e-Commerce and foreign exchange and the launch of new products such as our CORE smart order routing engine for equity trading are so important to us and to the service we provide our clients.

20	CIBC 2011 ANNUAL REPORT

2011 Highlights

Our objective is to be the premier client-focused wholesale bank centred in Canada with a reputation for consistent and sustainable earnings, for risk-controlled growth and for being a well-managed firm known for excellence in everything we do.

CIBC participated in a number of key transactions as:

• financial advisor to Equinox Minerals Limited on its $7.3 billion sale to Barrick Gold;

• lead manager of Intact Financial Corporation’s $962 million common equity offering – the largest Canadian bought deal in 2011 – and lead arranger of $1.6 billion in credit facilities for Intact;

• financial advisor to Ontario Power Generation’s award-winning $1.9 billion debt financing program to fund the redevelopment and expansion of four hydroelectric generating stations on the Lower Mattagami River; mandate included acting as joint bookrunner on the program’s inaugural $475 million bond transaction;

• joint bookrunner on two unsecured debenture offerings for Bell Canada totalling $2.0 billion;

• sole lead arranger for a $1.5 billion revolving credit facility for TransAlta; and

• lead manager of the Whistler Blackcomb Holdings Inc., Parallel Energy Trust and Pretium Resources Inc., Initial Public Offerings (IPO), as well as senior co-manager of the General Motors IPO.

Revenue

($ millions)

554 1,767 2,064

09 10 11

Net income

($ millions)

0 -472 342 565

09 10 11

Economic Capital(1) ($ billions)

2.8 2.3 2.2

09 10 11

Average Value at Risk (VaR)

($ millions)

6.3 4.2 6.5

09 10 11

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

CIBC completed 35 IPOs, raising $2.2 billion, more than any other Canadian financial institution this fiscal year.

Being the premier client-focused wholesale bank

Our mission and goal for Wholesale Banking have remained unchanged since 2008. We continue to focus on being the premier client-focused wholesale bank, with a mission of bringing Canadian capital markets products to Canada and the rest of the world and bringing the world to Canada.

Our client-focused strategy positions us well to achieve a strong market position in our key business categories, including equity trading and underwriting, mergers and acquisitions, corporate and government debt underwriting and loan syndication. Our corporate lending capability is a key priority and we are making significant progress in this area.

CIBC 2011 ANNUAL REPORT	21

Michelle Khalili – Managing Director, Equity Capital Markets, Wholesale Banking, CIBC – 2011 recipient of the Women in Capital Markets Award for Leadership. Kevin Li – Managing Director and Head, Diversified Industries and Corporate Finance, Wholesale Banking, CIBC – Named one of Canada’s Top 40 Under 40.

Growing and developing our business while maintaining a risk discipline

Identifying growth opportunities

Within Wholesale Banking we continue to look for new ways to grow and develop our business.

In addition to opportunities for risk-controlled growth in our core Canadian-based businesses, we are focusing on selective expansion in our regional markets and development of new products and services that meet the needs of our clients as well as the risk profile of CIBC.

Within Wholesale Banking we have identified and assessed a number of opportunities that will support our growth including:

• Expansion of our lending activities internationally, leveraging our existing industry expertise to drive ancillary growth in other Wholesale Banking products and services globally.

• Global expansion of investment banking, building our international presence by advising corporations in industries where we have a longstanding tradition of expertise and service – for example, the resource and mining sectors.

• Growth of foreign exchange by

expanding our global distribution capability and our product options.

• Expansion of our infrastructure finance activities by growing our market position in Canada.

• Building a leading technology capability to further strengthen our track record of delivering innovation and access for our clients.

Our vision is to be our clients’ preferred wholesale banking partner across multiple products, services and markets.

22	CIBC 2011 ANNUAL REPORT

CIBC launched the CORE platform this year, a ground-breaking smart-order routing engine for equity trading.

Expanding beyond Canada while reaping awards on home ground

In support of these opportunities, this year we opened a new Wholesale Banking office in London, England and a new Corporate Credit Products office in Houston, Texas. These openings highlight our commitment to building our capabilities to address the needs of our clients who are increasingly expanding their markets globally.

In 2011, CIBC’s wholesale banking business was recognized as a leader in many areas:

• CIBC was the leading M&A advisor in Canada, based on dollar value of announced deals, according to Thomson Financial.

• Our Foreign Exchange business ranked #1 for market share gains in foreign exchange volume with clients who trade under $5 billion a year, by Euromoney’s 2011 annual survey.

• CIBC was named a 2011 Greenwich Associates Quality Leader in Canadian Foreign Exchange Service.

• Leader in Canadian Equity Trading – #1 in volume, value and number of trades.

• #1 in Direct Market Access among Canadian bank-owned dealers by the Forefactor Canadian Investment Technology Awards 2011.

• Brendan Woods International ranked CIBC’s research team #3 in Canada, with nine all-star analysts.

The largest electronic initiative in our cash equities business this year was the delivery of the CORE platform – a groundbreaking smart order routing engine that combines ultra-fast processing speed with powerful risk filters in a single equity trading platform.

The service and value we deliver to our clients and the breadth of our product offerings are being recognized and are helping to build our reputation as a premier client-focused wholesale bank.

Client-focused strategy

• Premier client-focused capabilities in our investment banking and capital markets businesses

• Top-ranked research expertise

• Longstanding relationships with many of Canada’s leading private and public sector enterprises

Profitable leadership in core businesses

• Building and growing our corporate credit capabilities

• Leading the way in electronic trading

Grow with CIBC

• Expanding our credit, investment banking and capital markets activities in key global markets

• Building technology solutions to meet client demands for speed, security and convenience

• Supporting and financing Canadian infrastructure projects

CIBC 2011 ANNUAL REPORT	23

CIBC has had a long-term commitment to supporting breast cancer initiatives and in 2011, marked its 15th anniversary as proud title sponsor of the Canadian Breast Cancer Foundation CIBC Run for the Cure. Over 13,000 CIBC employees, friends and family took part in this year’s event and helped raise $3 million. Since 1992, Team CIBC has raised almost $30 million towards the Foundation’s vision of creating a future without breast cancer.

Corporate Responsibility

Our commitment to corporate responsibility extends from our vision, mission and values and is integrated into our operations and business practices. We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our organization.

This year, CIBC has developed a framework to help guide our performance and enhance our overall reporting capabilities based on our economic, environmental, social and governance (EESG) commitments. We continue to focus on:

• providing accessible and affordable banking to Canadians;

• advancing the goals of small business;

• creating an environment where all employees can excel;

• making a real difference in our communities; and

• protecting our environment.

Economic contribution

CIBC is a major contributor to the Canadian economy and to the communities in which we work and live.

We generate economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, helping our clients achieve their financial goals and by addressing community development issues that matter to Canadians.

What matters to our clients – we

continually look for ways to make banking easier and more flexible for our clients by offering greater access and choice, broader community and business support, and ensuring transparency and accountability in our business dealings.

24	CIBC 2011 ANNUAL REPORT

CIBC’s online Corporate Responsibility Report and Public Accountability Statement will be available in February 2012 at www.cibc.com.

Environmental responsibility

Our environmental policy commits CIBC to responsible and sustainable growth while protecting and conserving the environment, safeguarding the interests of all CIBC stakeholders from unacceptable levels of environmental risk, and supporting the principles of sustainable development.

94% of paper used is FSC-certified

Social investment

CIBC’s success comes from fulfilling the commitments we have made to each of our stakeholders – creating an environment where all employees can excel, making a real difference in our communities, and helping our clients achieve what matters to them.

Our employees – we focus on what matters to our employees such as access to career and development opportunities, safe and healthy workplaces, effective training, and positive work-life balance. These efforts help ensure that employees are able to perform at their best, contribute to their communities and advance CIBC’s vision of being the leader in client relationships.

Achieved our highest recorded Employee Commitment Index

On December 1, 2010, participating Wholesale Banking employees and CIBC Wood Gundy Investment Advisors together with clients donated their fees and commissions to support children’s charities across Canada. CIBC Miracle Day raised a record $4.1 million in 2010 and more than $60 million since its inception in 1984.

Our communities – we are committed to causes that matter to our clients, employees and communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees.

More than $35 million invested to support communities across Canada

Kids 29%

Other 3%

Cures $35%

Community 33%

Percentage of community investment by Kids, Cures and Community.

CIBC is committed to investing in Kids, Cures and Community. We care about nurturing and educating Canada’s children and young adults so they can build a better future. We care about bringing hope and relief to people fighting cancer so together we can find a cure. We care about the communities we live in and work each day to make them stronger.

Governance practices

At CIBC, we conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders. These values guide our behaviour and performance, and help to maintain the trust and confidence placed in our organization.

Among top 1 % of companies rated for best-in-class corporate governance – GMI

Imagine Caring Company

Une enterprise

genereuse

CIBC is an Imagine Canada Caring Company

[GRAPHIC APPEARS HERE]

CIBC helped 30 grade 10 students make their post-secondary dreams a reality through the CIBC Youthvision Scholarship Program. Over 390 scholarships have been awarded since 1999.

CIBC 2011 ANNUAL REPORT	25

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the year ended October 31, 2011, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of November 30, 2011. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 230 to 234 of this Annual Report.

27	Overview
27	Vision, mission and values
27	Our first principle and strategic imperative
27	Performance against objectives
29	Economic and market environment
30	Financial performance overview
30	Financial highlights 2011
31	2011 financial performance
31	Net interest income and margin
31	Non-interest income
32	Trading activities
32	Provision for credit losses
33	Non-interest expenses
33	Taxes

34	Foreign exchange
34	Significant events
35	Outlook for calendar year 2012
35	Fourth quarter review
36	Quarterly trend analysis
37	Review of 2010 financial performance
39	Non-GAAP measures
41	Business line overview
42	Retail and Business Banking
44	Wealth Management
46	Wholesale Banking
51	Corporate and Other

52	Financial condition
52	Review of condensed consolidated balance sheet
53	Capital resources
58	Off-balance sheet arrangements
63	Management of risk
63	Risk overview
66	Credit risk
76	Market risk
82	Liquidity risk
85	Strategic risk
85	Operational risk
86	Reputation and legal risk
87	Regulatory risk
87	Environmental risk

88	Accounting and control matters
88	Critical accounting policies and estimates
96	Financial instruments
96	U.S. regulatory developments
96	Accounting developments
97	Transition to International Financial Reporting Standards
99	Related-party transactions
99	Controls and procedures

101	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Creating value for our shareholders”, “Message from the President and Chief Executive Officer”, “Performance Against Objectives”, “Overview”, “Financial Performance Overview – Taxes”, “Financial Performance Overview – Outlook for calendar year 2012”, “Business Line Overview – Retail and Business Banking”, “Business Line Overview – Wealth Management”, “Business Line Overview – Wholesale Banking”, “Financial Condition – Capital Resources”, “Management of Risk – Liquidity Risk”, “Accounting and Control Matters – Risk Factors Related to Fair Value Adjustments” and “Accounting and Control Matters – Contingent Liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions of future or conditional verbs such as “will”, “should”, “would” and “could.” By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial Performance Overview – Outlook for calendar year 2012” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the “Management of Risk” section of this report; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

26	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $30.1 billion and a Tier 1 capital ratio of 14.7%. Through our three major businesses, Retail and Business Banking, Wealth Management and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate, and institutional clients in Canada and around the world. We have more than 42,000 employees dedicated to helping our clients achieve what matters to them, delivering consistent and sustainable earnings for our shareholders and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships. Our mission is to fulfill the commitments we have made to each of our stakeholders:

1. Help our clients achieve what matters to them

2. Create an environment where all employees can excel

3. Make a real difference in our communities

4. Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

Our first principle and strategic imperative

CIBC’s first principle is to be a lower risk bank. As a lower risk bank, CIBC targets value creation for stakeholders by delivering on its strategic imperative of consistent and sustainable earnings over the long term. We will achieve this by:

•	Cultivating deeper relationships with our clients across our businesses;

•	Focusing on value for our clients through understanding their needs;

•	Competing in businesses where we can leverage our expertise to add differentiated value;

•	Pursuing risk-controlled growth in Canada and internationally where our expertise can be exported; and

•	Continuously investing in our client base, people, and infrastructure.

Performance against objectives

For many years, CIBC has reported a scorecard of financial metrics that we use to measure and report on our progress to external stakeholders. These measures are categorized into four key areas of shareholder value – earnings growth, return on equity, total shareholder return and balance sheet strength.

Earnings growth

As the primary driver of shareholder value, CIBC has regularly reported an earnings per share (EPS) growth target as one of our medium-term financial objectives. Our current target, which we set at the end of 2007, is to deliver average annual EPS growth of 5% to 10%.

In 2011, we reported cash EPS(1) on a fully diluted basis of $7.39, up from $5.95 in 2010, $2.73 in 2009 and $(5.80) in 2008. Despite the global credit crisis that developed in 2008 and the difficult economic conditions that followed, we achieved our 5% to 10% target over the prior three-year period.

We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we have objectives to maintain a loan loss ratio between 50 and 65 basis points through the cycle and to maintain our cash efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as specific provision for credit losses as a percentage of loans and bankers’ acceptances, measured on a managed basis(1). Supported primarily by lower write-offs in our cards and personal lending businesses, our loan loss ratio improved to 48 basis points in 2011, down from the 56 basis points we reported in 2010 and below our target range.

(1)  For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	27

Management’s discussion and analysis

Our efficiency ratio is defined as non-interest expenses as a percentage of revenue, measured on a cash and taxable equivalent basis (TEB)(1). CIBC has maintained its efficiency ratio objective of being at the industry median. Given our business mix, we believe this target provides the right balance between investment and expense reduction. Our 2011 efficiency ratio was 58.8%, up from 57.6% in 2010.

We are maintaining our industry median target.

(1)  For additional information, see the “Non-GAAP measures” section.

n/m Not meaningful.

Return on equity

Return on equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve ROE of 20% through the cycle. In 2011, we achieved this target with ROE of 21.3%, which was up from 19.4% in 2010, driven by strong earnings growth that more than offset higher average common shareholders’ equity.

We are maintaining our minimum ROE target, which continues to be at the higher end of industry objectives.

Total shareholder return

CIBC’s mission is to fulfill the commitments we have made to each of our stakeholders, which includes generating strong long-term total shareholder return (TSR).

We have two targets that support our shareholder mission:

1.	We have had a consistent objective for many years of paying out between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2011 our dividend payout was within this target range.

Our key criteria for considering dividend increases is our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.03 to $0.90 per share in the fourth quarter of 2011.

n/m Not meaningful.

2.	We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index. For the five years ended October 31, 2011, CIBC delivered a TSR of 9.3%, compared with the Index return of 24.3%.

28	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Balance sheet strength

A strong balance sheet is a necessary foundation for our strategic imperative of consistent and sustainable earnings.

Capital levels are a key component of balance sheet strength. In this area, we have set targets for our Tier 1 and Total capital ratios, which have been 8.5% and 11.5% for many years. Our strong earnings this year have contributed to an industry-leading Tier 1 ratio of 14.7% at the end of 2011. We have also been focused on positioning ourselves for emerging Basel III capital standards. Our pro forma Basel III common equity ratio as at the end of 2011 already exceeds the 2019 minimum standard of 7%.

How we deploy our capital is also important. In this area, we have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we desire for CIBC. For the past few years, our target has been to allocate at least 75% of our economic capital to retail. At the end of 2011, our retail allocation was 77%, up from 74% at the end of 2010.

We are maintaining our business mix target of 75% retail(1) and 25% wholesale(1).

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Economic and market environment

CIBC operated in an environment of decelerating economic growth in fiscal year 2011, while benefiting from continued healthy credit quality. Economic activity leveled off in the spring as consumers grew more cautious about additional debt-financed spending and production difficulties adversely impacted the energy and auto sectors, but the economy regained forward momentum in the third calendar quarter as those two industries’ impediments eased. A continuation of very low mortgage rates led to high levels of home building and rising house prices. Capital spending, particularly in the energy sector, provided a lift to growth that helped offset a softer environment for consumer spending.

Despite a tightening in mortgage insurance rules, mortgage demand remained reasonably brisk, but consumer credit slowed markedly after running well above income gains in the prior few years, a trend that pushed debt loads, but not the cost of servicing that debt, to a new high as a share of income. A lower unemployment rate further improved household credit quality as the lagged impacts of the earlier recession faded.

The Wholesale Banking business benefited from the improvement in credit quality and a generally healthy overall tone to financial markets in the first few quarters of the 2011 fiscal year. Government deficit financing kept wholesale debt markets active, as did growth in business capital spending, while equity issuance was also brisk until global growth uncertainties challenged markets in the third calendar quarter.

(1)	For the purposes of calculating this ratio, retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

(2)	Beginning in 2008, these measurements are based upon Basel II framework, whereas 2007 was based upon Basel I methodology.

(3)	For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	29

Management’s discussion and analysis

Financial performance overview

Financial highlights 2011

	As at or for the year ended October 31	2011	2010	2009	2008	2007
	Financial results ($ millions)
	Net interest income	$6,350	$6,204	$5,394	$5,207	$4,558
	Non-interest income	5,899	5,881	4,534	(1,493)	7,508
	Total revenue	12,249	12,085	9,928	3,714	12,066
	Provision for credit losses	841	1,046	1,649	773	603
	Non-interest expenses	7,350	7,027	6,660	7,201	7,612
	Income (loss) before taxes and non-controlling interests	4,058	4,012	1,619	(4,260)	3,851
	Income tax expense (benefit)	969	1,533	424	(2,218)	524
	Non-controlling interests	10	27	21	18	31
	Net income (loss)	$3,079	$2,452	$1,174	$(2,060)	$3,296
	Financial measures
	Efficiency ratio	60.0%	58.1%	67.1%	n/m	63.1%
	Cash efficiency ratio (TEB)(1)	58.8%	57.6%	66.4%	n/m	61.3%
	Return on equity	21.3%	19.4%	9.4%	(19.4)%	28.7%
	Net interest margin	1.74%	1.79%	1.54%	1.51%	1.39%
	Total shareholder return	0.4%	32.4%	21.1%	(43.5)%	20.2%
	Common share information
Per share	– basic earnings (loss)	$7.32	$5.89	$2.65	$(5.89)	$9.30
	– diluted earnings (loss)(2)	7.31	5.87	2.65	(5.89)	9.21
	– cash diluted earnings (loss)(1)	7.39	5.95	2.73	(5.80)	9.30
	– dividends	3.51	3.48	3.48	3.48	3.11
Share price	– closing	75.10	78.23	62.00	54.66	102.00
	Shares outstanding (thousands) – end of period	400,534	392,739	383,982	380,805	334,989
	Market capitalization ($ millions)	$30,080	$30,724	$23,807	$20,815	$34,169
	Value measures
	Dividend yield (based on closing share price)	4.7%	4.4%	5.6%	6.4%	3.0%
	Dividend payout ratio	47.9%	59.1%	>100%	n/m	33.4%
	Balance sheet information ($ millions)
	Cash, deposits with banks and securities	$88,370	$89,660	$84,583	$88,130	$100,247
	Loans and acceptances, net of allowance	194,379	184,576	175,609	180,323	170,678
	Total assets	353,699	352,040	335,944	353,930	342,178
	Deposits	255,409	246,671	223,117	232,952	231,672
	Common shareholders’ equity	14,584	12,634	11,119	11,200	11,158
	Balance sheet quality measures
	Risk-weighted assets ($ billions)(3)	$110.0	$106.7	$117.3	$117.9	$127.4
	Tangible common equity ratio(1)(3)	11.4%	9.9%	7.6%	7.5%	7.1%
	Tier 1 capital ratio(3)	14.7%	13.9%	12.1%	10.5%	9.7%
	Total capital ratio(3)	18.4%	17.8%	16.1%	15.4%	13.9%
	Other information
	Retail/wholesale ratio(1)(4)	77%/23%	74%/26%	69%/31%	64%/36%	73%/27%
	Full-time equivalent employees(5)	42,239	42,354	41,941	43,293	44,906

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS will be the same.

(3)	Beginning in 2008, these measures are based upon Basel II framework, whereas 2007 was based upon Basel I methodology.

(4)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

(5)	Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given year.

n/m  Not meaningful.

30	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

2011 financial performance

Net income for the year was $3,079 million, compared to $2,452 million in 2010. The results for the current and prior years were affected by certain significant items reported during the years as follows:

2011

•	$170 million ($122 million after-tax) loss from the structured credit run-off business;

•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses;

•	$43 million ($37 million after-tax) gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business;

•	$37 million ($27 million after-tax) reduction in the general allowance; and

•	$25 million ($18 million after-tax) loan losses in our exited European leveraged finance business.

In addition to the above items, EPS for the year was also impacted by:

•	$12 million ($12 million after-tax) premium paid on preferred share redemptions.

2010

•	$232 million ($161 million after-tax) loss from the structured credit run-off business;

•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities;

•	$141 million ($98 million after-tax) reduction in the general allowance;

•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates;

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits; and

•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program.

Net interest income and margin

$ millions, for the year ended October 31	2011	2010	2009
Average interest-earning assets	$316,533	$294,428	$285,563
Net interest income	6,350	6,204	5,394
Net interest margin on average interest-earning assets	2.01%	2.11%	1.89%

Net interest income was up $146 million or 2% from 2010, primarily due to volume growth in most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. In addition, trading-related net interest income was higher in the year. These factors were partially offset by lower interest income from FirstCaribbean International Bank Limited (CIBC FirstCaribbean), lower treasury-related net interest income, and lower interest income on tax reassessments.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

Non-interest income

$ millions, for the year ended October 31	2011	2010	2009
Underwriting and advisory fees	$514	$426	$478
Deposit and payment fees	756	756	773
Credit fees	381	341	304
Card fees	99	304	328
Investment management and custodial fees	486	459	419
Mutual fund fees	849	751	658
Insurance fees, net of claims	320	277	258
Commissions on securities transactions	496	474	472
Trading income (loss)	(74)	603	(531)
AFS securities gains, net	407	400	275
FVO losses, net	(134)	(623)	(33)
Income from securitized assets	1,063	631	518
Foreign exchange other than trading	237	683	496
Other	499	399	119
	$5,899	$5,881	$4,534

Non-interest income was up $18 million or less than 1% from 2010.

Underwriting and advisory fees were up $88 million or 21%, primarily due to higher equity new issuances and advisory fees.

Credit fees were up $40 million or 12%, primarily due to higher fees related to acceptances and committed corporate lending facilities.

Card fees were down $205 million or 67%, primarily due to higher securitization activity. Offsetting the decrease was an increase to income from securitized assets noted below.

Investment management and custodial fees were up $27 million or 6% and mutual fund fees were up $98 million or 13%, primarily due to higher average client assets.

Commissions on securities transactions were higher by $22 million or 5%, primarily on higher trading volumes.

Trading loss was $74 million compared to income of $603 million, driven largely by higher losses in the structured credit run-off business. Largely offsetting these losses were lower designated at fair value (FVO) losses noted below. See the “Trading activities” section which follows for further details.

CIBC 2011 ANNUAL REPORT	31

Management’s discussion and analysis

Available-for-sale (AFS) securities gains, net, include realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments (OTTI) in the value of securities and limited partnerships. Net gains were up $7 million or 2%, primarily due to higher gains net of write-downs. The current year included the gain on the sale of a merchant banking investment noted above, while the prior year included higher gains on bond sales.

FVO losses, net, represent revenue from financial instruments designated at fair value and related hedges. FVO losses were down $489 million or 78%, primarily due to lower losses in the structured credit run-off business, resulting from a previously issued limited recourse note. As noted below, largely offsetting these lower losses were higher trading losses on the underlying securities. Further details on the composition of our FVO income (loss) are provided in Note 13 to the consolidated financial statements.

Income from securitized assets was higher by $432 million or 68%, primarily due to a higher level of securitized assets. Partially offsetting this increase were lower card fees noted above. Other offsets are in net interest income and provision for credit losses related to the securitized portfolio.

Foreign exchange other than trading (FXOTT) was down $446 million or 65%, as the prior year included higher foreign exchange gains on capital repatriation activities.

Other mainly includes income and losses on equity-accounted investments, gains and losses on MTM of non-trading derivatives related to economic hedges, and other commissions and fees.

Trading activities

$ millions, for the year ended October 31	2011	2010	2009
Trading income (loss) consists of:
Net interest income	$343	$218	$237
Non-interest income	(74)	603	(531)
	$269	$821	$(294)

Income from trading activities was lower by $552 million, primarily due to higher trading losses in the structured credit run-off business. Offsetting this decrease were lower losses in the FVO income (loss) noted above. For a more detailed discussion of the structured credit losses, refer to the “Structured credit run-off business” section.

Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.

Provision for credit losses

$ millions, for the year ended October 31	2011	2010	2009
Specific
Consumer	$762	$943	$1,020
Business and government	163	258	392
	925	1,201	1,412
General	(84)	(155)	237
	$841	$1,046	$1,649

The total provision for credit losses was down $205 million or 20% from 2010.

The specific provision for credit losses in consumer portfolios was down $181 million. The decrease was mainly due to lower write-offs across most products and the favourable impact of higher credit card securitizations in 2011. This was partially offset by losses, as expected, arising from the acquired MasterCard portfolio.

The specific provision for credit losses in the business and government lending portfolios was down $95 million, primarily due to the improvement in credit quality of our portfolios in Canada and in our U.S. real estate finance business, partially offset by higher provisions in CIBC FirstCaribbean and in our exited leveraged finance business in Europe.

The change in the general provision for credit losses was unfavourable by $71 million from 2010. This was primarily due to a slowing improvement in the Visa cards portfolio compared to the prior year, partially offset by a decrease in provision in the personal loans portfolio. Starting in the last quarter of 2010, there was a refinement in the calculation of the allowance related to the small business portfolio. The refinement which was based on internal data and other external benchmarks, shortened the loss identification period for small business, and led to a reduction of $44 million in the general allowance. However, this reduction was largely offset by the allowance that we established on acquisition of the MasterCard portfolio in September 2010.

32	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Non-interest expenses

$ millions, for the year ended October 31	2011	2010	2009
Employee compensation and benefits
Salaries	$2,276	$2,202	$2,180
Performance-based compensation	1,229	1,103	995
Benefits	658	566	435
	4,163	3,871	3,610
Occupancy costs	664	648	597
Computer, software and office equipment	994	1,003	1,010
Communications	297	290	288
Advertising and business development	214	197	173
Professional fees	179	210	189
Business and capital taxes	38	88	117
Other	801	720	676
	$7,350	$7,027	$6,660

Non-interest expenses were higher by $323 million or 5% from 2010.

Employee compensation and benefits increased by $292 million or 8%, primarily due to higher performance-based compensation, higher pension expense resulting from changes in certain assumptions and the market value of our plan assets, and higher salaries.

Occupancy costs increased by $16 million or 2%, largely due to higher rental expenses.

Advertising and business development increased by $17 million or 9%, mainly due to higher spending.

Professional fees decreased by $31 million or 15%, mainly due to lower consulting and legal expenses.

Business and capital taxes decreased by $50 million or 57%, mainly as a result of lower tax rates, as discussed in the “Taxes” section.

Other, mainly comprising operational losses, outside services, and other variable expenses increased by $81 million or 11%, mainly due to servicing fees in relation to the acquisition of the MasterCard portfolio and expenses related to the sale of a merchant banking investment. The prior year included expenses for a settlement with the Ontario Securities Commission (OSC) relating to the asset-backed commercial paper (ABCP).

The harmonized sales tax (HST), which was implemented in Ontario and British Columbia on July 1, 2010, had a full year impact in 2011, which resulted in higher expenses in various categories noted above (other than employee compensation and benefits and business and capital taxes).

Taxes

$ millions, for the year ended October 31	2011	2010	2009
Income tax expense	$969	$1,533	$424
Indirect taxes(1)
GST, HST and sales taxes	316	211	208
Payroll taxes	189	180	155
Capital taxes	26	73	106
Property and business taxes	46	52	51
Total indirect taxes	577	516	520
Total taxes	$1,546	$2,049	$944
Income taxes as a percentage of net income before income taxes and non-controlling interests	23.9%	38.2%	26.2%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	33.4%	45.3%	44.1%

(1)	Certain amounts in this table are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on the CIBC parent bank, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST), HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total taxes were down $503 million from 2010.

Income tax expense was $969 million, compared to $1,533 million in 2010. This change was primarily due to higher tax expense in the prior year related to foreign exchange gains on capital repatriation activities. Also, income tax expense was favourably impacted in the current year by higher tax-exempt dividends and a lower domestic statutory income tax rate.

Indirect taxes were up $61 million, or 12%. An increase in GST, HST, and sales taxes was partially offset by a decrease in capital taxes. GST, HST, and sales taxes were up primarily due to the full year impact of the July 1, 2010 enactment of Ontario and British Columbia HST to replace provincial sales tax. Capital taxes were down due to the full year impact of the elimination of capital taxes in certain provinces.

At October 31, 2011, our future income tax asset was $219 million, including $114 million related to our U.S. operations.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.

CIBC 2011 ANNUAL REPORT	33

Management’s discussion and analysis

Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $175 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.

The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. These reductions were substantively enacted for accounting purposes as at November 16, 2009. As a result, we wrote down our future tax assets by approximately $25 million in the prior year. The statutory income tax rate applicable to the CIBC parent bank was 28.2% in 2011. The rate will be reduced to 26.4% in 2012 and further reduced to 25.3% by 2014.

Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. In 2010, final taxable amounts and interest charges were agreed with the IRS and payments were applied to the various affected tax years.

For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on the consolidated statement of operations was as follows:

$ millions, for the year ended October 31	2011 vs. 2010	2010 vs. 2009
Estimated decrease in:
Total revenue	$102	$205
Provision for credit losses	6	19
Non-interest expense	39	79
Income taxes and non-controlling interest	8	15
Net income	49	92
C$ vs. US$ – average appreciation	6%	11%

Significant events

Investment in American Century Investments

On August 31, 2011 we completed our acquisition of a minority interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41 % of ACI’s equity. In addition, we hold 10.1% of ACI’s voting rights and have nominated 2 directors to ACI’s 10-person board.

Our equity investment in ACI is accounted for using the equity method and our share in the results of ACI is included in the Wealth Management strategic business unit (SBU) for the period subsequent to the acquisition.

TMX Group Inc.

During the year, Maple Group Acquisition Corporation (Maple), a corporation whose investors comprise CIBC and other leading Canadian financial institutions and pension funds, commenced an offer to acquire 100% of the TMX Group Inc. (TMX Group). As part of the proposed transaction, CIBC has made an equity commitment of a maximum of $192 million. In addition, CIBC and certain other financial institutions have provided a commitment letter to Maple for $1.9 billion in credit facilities, which would also support the acquisitions of Alpha Group and The Canadian Depository for Securities Limited.

The offer is set to expire on January 31, 2012 and is subject to obtaining the required regulatory approvals, including from securities regulatory authorities and the Competition Bureau. On October 30, 2011, Maple and the TMX Group jointly announced the execution of an agreement whereby the TMX Group’s board unanimously supported Maple’s proposal.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CMT, a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011, which is net of estimated claw-back and post-closing adjustments that will be settled in the first quarter of 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

34	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Outlook for calendar year 2012

Economic growth is likely to stay relatively slow in both Canada and the U.S. in 2012. Real GDP gains are likely to be in the vicinity of 2% in each country in the face of fiscal restraint and a deceleration in economic activity overseas, including a likely recession in Europe and slower growth in China. We expect European governments will show further resolve in preventing sovereign debt troubles from spilling over into a larger Eurozone banking crisis and a deeper recession.

In the U.S., the extent of fiscal tightening is still to be determined, with downside risks to growth if existing payroll tax cuts and extended unemployment benefits are allowed to expire at the end of calendar year 2011. U.S. exports and related capital spending have been helped by a weaker U.S. dollar, but home building is unlikely to pick up until a further reduction in excess inventories has been achieved.

Canada’s economy faces a deceleration in global demand due to a likely recession in Europe, a slower pace of growth in emerging markets, and the challenges of competing in the U.S. market at a near par exchange rate. Government spending will shift to a negative contribution to growth as federal and provincial fiscal policy begins to tighten, but consumer spending power will be enhanced by softer inflation. Although consumer credit growth has slowed, moderate growth in consumer spending will be sustained by continued low interest rates, with the Bank of Canada keeping interest rates at current low levels until at least the second half of calendar year 2012.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit growth will continue to run at the more modest pace seen in the latter half of calendar year 2011. Demand for business credit should continue to grow due to reduced activity in Canada’s domestic market by foreign banks. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see continued investor interest in safer, yield-bearing assets given current global uncertainties. Equity activity should pick up as the calendar year 2012 progresses, assuming governments successfully deal with sovereign debt troubles in Europe and the U.S. avoids a recession.

Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low interest rates. Equity issuance could rebound as global uncertainties are resolved over the course of the calendar year 2012, a development that could also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Fourth quarter review

$ millions, except per share amounts, for the three months ended				2011				2010(1)
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Revenue
Retail and Business Banking	$2,061	$2,019	$1,905	$1,980	$1,961	$1,962	$1,789	$1,861
Wealth Management	396	404	420	416	378	360	370	371
Wholesale Banking	557	454	393	471	238	315	548	613
Corporate and Other	188	180	171	234	677	212	214	216
Total revenue	$3,202	$3,057	$2,889	$3,101	$3,254	$2,849	$2,921	$3,061
Net interest income	$1,605	$1,607	$1,528	$1,610	$1,645	$1,548	$1,497	$1,514
Non-interest income	1,597	1,450	1,361	1,491	1,609	1,301	1,424	1,547
Total revenue	3,202	3,057	2,889	3,101	3,254	2,849	2,921	3,061
Provision for credit losses	243	195	194	209	150	221	316	359
Non-interest expenses	1,914	1,820	1,794	1,822	1,860	1,741	1,678	1,748
Income before taxes and non-controlling interests	1,045	1,042	901	1,070	1,244	887	927	954
Income taxes	249	231	221	268	742	244	261	286
Non-controlling interests	2	3	2	3	2	3	6	16
Net income	$794	$808	$678	$799	$500	$640	$660	$652
Preferred share dividends and premiums	38	55	42	42	42	42	43	42
Net income applicable to common shares	$756	$753	$636	$757	$458	$598	$617	$610
Earnings per share – basic	$1.90	$1.90	$1.61	$1.92	$1.17	$1.54	$1.60	$1.59
– diluted	$1.89	$1.89	$1.60	$1.92	$1.17	$1.53	$1.59	$1.58

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current period.

CIBC 2011 ANNUAL REPORT	35

Management’s discussion and analysis

Compared with Q4/10

Net income was up $294 million or 59% from the fourth quarter of 2010.

Net interest income was down $40 million or 2%. This was largely due to narrower spreads offset in part by volume growth in most retail products including the impact of the MasterCard portfolio and higher trading-related net interest income. The current quarter also had lower interest income on tax reassessments.

Non-interest income was down $12 million or 1% as the prior year quarter included foreign exchange gains of $411 million on capital repatriation activities. The current quarter benefited from lower FVO losses in the structured credit run-off business, higher gains net of write-downs on AFS securities, and higher income from securitization activities, partially offset by lower card fees.

The total provision for credit losses was up $93 million or 62%. The specific provision for credit losses in the consumer portfolio was comparable to the prior year quarter as lower write-offs across most products and the favourable impact of higher credit card securitizations were mostly offset by losses, as expected, arising from the acquired MasterCard portfolio. The specific provision for business and government portfolios was higher by $46 million, mainly due to higher provisions in CIBC FirstCaribbean and our exited leveraged finance business in Europe. Compared to the prior year quarter, the change in the general provision for credit losses was unfavourable by $51 million. This was primarily due to a stabilization of loss rates in the Visa cards portfolio. The prior year quarter included the establishment of an allowance related to the acquired MasterCard portfolio, however, that was more than offset by the impact of a refinement in the calculation of allowance related to the small business portfolio. The refinement which was based on internal data and other external benchmarks, shortened the loss identification period for small business, which led to a reduction of $44 million in the general allowance in the prior year quarter.

Non-interest expenses were up $54 million or 3%, primarily due to higher performance-based compensation, expenses related to the sale of a merchant banking investment, and higher pension expense, partially offset by lower capital taxes.

Income tax expense was down by $493 million, primarily due to the tax expense of $528 million on capital repatriation activities during the prior year quarter.

Compared with Q3/11

Net income was down $14 million or 2% from the prior quarter.

Net interest income was down $2 million. Across retail products, narrower spreads were partially offset by volume growth. Trading-related net interest income was higher in the quarter.

Non-interest income was up $147 million or 10%, primarily due to higher gains net of write-downs on AFS securities and higher income from securitization activities, partially offset by lower underwriting and advisory fees.

The total provision for credit losses was up $48 million or 25%. The specific provision for credit losses in the consumer portfolio was comparable to the prior quarter. The specific provision for business and government portfolios was up $20 million, primarily driven by a higher provision in CIBC FirstCaribbean and our exited leveraged finance business in Europe, partially offset by an improvement in our portfolios in Canada. The change in the general provision for credit losses was unfavourable by $23 million, mainly driven by a securitization of our Visa cards portfolio in the prior quarter. This was partially offset by an improving credit risk profile in the business and government loan portfolios.

Non-interest expenses were up $94 million or 5%, primarily due to expenses related to the sale of a merchant banking investment, and higher occupancy costs and professional fees.

Income tax expense was higher by $18 million primarily due to the tax expense on the capital repatriation activities during the quarter.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010.

Wealth Management revenue has grown over the period on improved capital market conditions, higher net sales of long-term mutual funds, and higher trading activity. The fourth quarter of 2011 includes revenue from our investment in ACI.

36	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the second half of 2010 and the first half of 2011, Wholesale Banking revenue was adversely affected by losses in the structured credit run-off business.

Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on sale of CMT’s Issuer Services business was included in the first quarter of 2011. Revenue from CIBC FirstCaribbean has declined over the period mainly due to the impact of a stronger Canadian dollar and challenging economic conditions in the region.

Provision for credit losses

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Losses in the cards (excluding the MasterCard portfolio acquired in the fourth quarter of 2010) and personal lending portfolios improved in 2010 and 2011. Starting in the fourth quarter of 2010, we had loan losses on the acquired MasterCard portfolio. Wholesale Banking provisions also declined in 2010 and 2011, reflecting improved economic conditions in both the U.S. and Europe. The fourth quarter of 2011 had higher provisions relating to CIBC FirstCaribbean and our exited leveraged finance business in Europe.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefit expense, including pension expense, and the implementation of HST in Ontario and British Columbia in July 2010. The fourth quarter of 2011 included expenses related to the sale of a merchant banking investment.

Income taxes

Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarters of 2011 and 2010 and a write-down of future tax assets was included in the first quarter of 2010.

Non-controlling interests

The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

Review of 2010 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2010(1)	Net interest income	$5,475	$160	$651	$(82)	$6,204
	Non-interest income	1,829	1,588	1,063	1,401	5,881
	Intersegment revenue	269	(269)	–	–	–
	Total revenue	7,573	1,479	1,714	1,319	12,085
	Provision for credit losses	1,186	1	88	(229)	1,046
	Non-interest expenses	3,842	1,163	1,147	875	7,027
	Income before taxes and non-controlling interests	2,545	315	479	673	4,012
	Income taxes	702	90	125	616	1,533
	Non-controlling interests	–	–	12	15	27
	Net income	$1,843	$225	$342	$42	$2,452
2009(1)	Net interest income	$4,669	$174	$430	$121	$5,394
	Non-interest income	2,224	1,438	82	790	4,534
	Intersegment revenue	230	(228)	–	(2)	–
	Total revenue	7,123	1,384	512	909	9,928
	Provision for credit losses	1,329	3	218	99	1,649
	Non-interest expenses	3,670	1,097	1,060	833	6,660
	Income (loss) before taxes and non-controlling interests	2,124	284	(766)	(23)	1,619
	Income taxes	607	95	(294)	16	424
	Non-controlling interests	–	–	–	21	21
	Net income (loss)	$1,517	$189	$(472)	$(60)	$1,174

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

CIBC 2011 ANNUAL REPORT	37

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2010 and 2009.

Overview

Net income for 2010 was $2,452 million, compared to $1,174 million in 2009. This was due to higher revenue driven mainly by lower structured credit run-off business losses and lower provision for credit losses, offset in part by higher income taxes and non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $450 million or 6% due to volume growth across most products, wider spreads in lending products, the impact of the acquisition of the MasterCard portfolio, and higher commercial banking fees, partially offset by narrower spreads in personal banking deposits.

Wealth Management

Revenue was up $95 million or 7% due to higher fee-based income as a result of increased retail brokerage volumes, strong mutual fund sales and market-driven increases in asset values.

Wholesale Banking

Revenue was up $1,202 million from 2009, primarily due to lower losses in the structured credit and other run-off businesses, lower MTM losses on corporate loan hedges, and higher merchant banking gains, partially offset by lower revenue from capital markets and real estate finance.

Corporate and Other

Revenue was up $410 million or 45% from 2009, mainly due to higher foreign exchange gains on capital repatriation activities and higher unallocated treasury revenue. These increases were partially offset by lower revenue from international banking due to the impact of a stronger Canadian dollar and lower volumes and narrower spreads in CIBC FirstCaribbean. Interest income from income tax reassessments was lower during 2010.

Consolidated CIBC

Net interest income

Net interest income was up $810 million or 15% from 2009, primarily due to higher treasury interest income, volume growth in most retail products, wider spreads in lending products, and interest income in the structured credit run-off business compared to interest expense in 2009. These factors were partially offset by narrower spreads in deposits, volume driven decreases in corporate lending, and lower income from U.S. real estate finance. Losses relating to interest rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting were included in 2009.

Non-interest income

Non-interest income was up $1,347 million or 30% from 2009, largely due to lower losses from the structured credit run-off business, and lower MTM losses associated with the corporate loan hedging program. In addition, foreign exchange gains on capital repatriation activities, realized gains on AFS securities net of write-downs, income from securitized assets, mutual fund fees, investment management and custodial fees, and credit fees were higher during 2010. These increases were partially offset by lower underwriting and advisory fees, card fees, and lower FVO gains from U.S. real estate finance. Gain on sale of a U.S. investment was included in 2010.

Provision for credit losses

The provision for credit losses was down $603 million or 37% from 2009. Specific provision decreased $211 million or 15%, primarily due to lower losses in the structured credit run-off and the U.S. real estate finance portfolios, and lower writeoffs in the cards and personal lending portfolios.

The change in the general provision was favourable by $392 million mainly due to improved economic conditions related to the cards and business and government lending portfolios. This was offset in part by the general allowance established for the acquisition of the MasterCard portfolio.

Non-interest expenses

Non-interest expenses increased by $367 million or 6% from 2009, primarily due to higher employee compensation and benefits, occupancy costs, advertising and business development spending, and professional fees, partially offset by lower capital taxes. Expenses for the settlement with the OSC relating to our participation in the ABCP market and the servicing fees in relation to the acquisition of the MasterCard portfolio were included in 2010.

Income taxes

Income tax expense was $1,533 million, compared to $424 million in 2009. This change was primarily due to higher income in 2010. Income tax expense in 2010 included increased taxes related to foreign exchange gains on capital repatriation activities.

38	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. We do not believe there are any material inherent limitations on the usefulness of these non-GAAP measures.

Net interest income (TEB)

We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading income (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.

Economic profit

Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Cash basis measures

Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. We use these measures as performance measures and not as liquidity measures. These performance measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure. In addition, these performance measures are used by some analysts to develop their earnings forecasts. Presenting these performance measures may assist them in their analysis.

Managed loans

We securitize loans and sell resulting securities or loans to variable interest entities (VIEs), that in turn issue securities to investors. These loans and securities are removed from the consolidated balance sheet upon sale. Loans on a managed basis include securitization inventory as well as loans and securities sold. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common shares excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income, less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

CIBC 2011 ANNUAL REPORT	39

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of our SBUs are provided in their respective sections.

Statement of operations measures

$ millions, for the year ended October 31		2011	2010	2009	2008	2007
Net interest income		$6,350	$6,204	$5,394	$5,207	$4,558
Non-interest income		5,899	5,881	4,534	(1,493)	7,508
Total revenue per financial statements		12,249	12,085	9,928	3,714	12,066
TEB adjustment		189	53	42	188	297
Total revenue (TEB)(1)	A	$12,438	$12,138	$9,970	$3,902	$12,363
Trading revenue		$269	$821	$(294)	$(7,239)	$(310)
TEB adjustment		187	49	38	183	292
Trading revenue (TEB)(1)		$456	$870	$(256)	$(7,056)	$(18)
Non-interest expenses per financial statements		$7,350	$7,027	$6,660	$7,201	$7,612
Less: amortization of other intangible assets		42	39	43	42	39
Cash non-interest expenses(1)	B	$7,308	$6,988	$6,617	$7,159	$7,573
Net income (loss) applicable to common shares		$2,902	$2,283	$1,012	$(2,179)	$3,125
Add: after-tax effect of amortization of other intangible assets		33	30	33	32	29
Cash net income (loss) applicable to common shares(1)	C	$2,935	$2,313	$1,045	$(2,147)	$3,154
Loans and acceptances (net of allowance for credit losses)		$194,379	$184,576	$175,609	$180,323	$170,678
Add: loans securitized		56,317	53,669	51,826	43,409	29,983
Managed loans and acceptances(1)	D	$250,696	$238,245	$227,435	$223,732	$200,661
Specific provision for credit losses		$925	$1,201	$1,412	$700	$614
Add: losses on securitized portfolio(3)		270	135	193	140	151
Specific provision for credit losses on a managed basis(3)	E	$1,195	$1,336	$1,605	$840	$765
Insured domestic residential mortgages – on-balance sheet	F	$63,351	$60,347
Insured domestic residential mortgages securitized		49,965	48,788
Managed insured domestic residential mortgages(1)	G	$113,316	$109,135
Domestic residential mortgages – on-balance sheet	H	$96,438	$90,430
Domestic residential mortgages securitized		50,607	49,435
Managed domestic residential mortgages(1)	I	$147,045	$139,865
Basic weighted average of common shares (thousands)	J	396,233	387,802	381,677	370,229	336,092
Diluted weighted average of common shares (thousands)	K	397,097	388,807	382,442	371,763	339,316
Cash efficiency ratio (TEB)(1)	B/A	58.8%	57.6%	66.4%	n/m	61.3%
Cash basic EPS(1)	C/J	$7.41	$5.96	$2.74	$(5.80)	$9.38
Cash diluted EPS(1)(2)	C/K	$7.39	$5.95	$2.73	$(5.80)	$9.30
Loan loss ratio (on managed basis)(1)	E/D	0.48%	0.56%	0.70%	0.38%	0.38%
Insured mortgages – on-balance sheet	F/H	66%	67%
Insured mortgages (on managed basis)(1)	G/I	77%	78%

(1)	Non-GAAP measure.
(2)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore cash basic and cash diluted EPS is the same.
(3)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
n/m	Not meaningful.

40	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Business line overview

New organizational structure

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Beginning in the third quarter of 2011, wealth management and international banking operations (including CIBC FirstCaribbean) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets, which includes the remaining businesses, was renamed Retail and Business Banking. Under the new organizational structure, CIBC now has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. Prior period information has been restated.

Other segment reporting changes

In the third quarter of 2011, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.

Beginning in the first quarter of 2011, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information has been restated.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Specific allowances for credit losses and related provisions are reported in the respective business segments, while the general allowance and related provision are reported in Corporate and Other.

Revenue, expenses, and balance sheet resources relating to certain activities are fully allocated to the lines of business within SBUs. The impact of the securitization activities on the net income including provision for credit losses is reported in Corporate and Other.

CIBC 2011 ANNUAL REPORT	41

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Across Retail and Business Banking, we are focused on our priorities which are: to build deeper relationships with our clients; improve our sales and service capabilities; and acquire and retain clients who seek deeper and more rewarding relationships.

In 2011, we invested in delivering greater access and choice to our clients in how they do their everyday banking:

•

We were recognized by Global Finance magazine as “Best in Mobile Banking” among banks globally, the first time this award has been given, reflecting the rapid growth of this channel. This recognition was based on criteria including strength of strategy for attracting and servicing customers, success in driving usage of mobile apps, and overall functionality;

•	We became the first bank to bring a mobile brokerage App to Canadian investors enabling them to execute trades using their mobile device;
•

We added Visa payWave, a contactless payment feature, on all newly issued and renewing credit cards in the Aerogold family, as well as on the CIBC Classic credit card, to further enhance the client experience; and

•	We completed the successful transition of more than 600,000 accounts to CIBC as part of the Citi MasterCard acquisition.

Priorities

•	Deepen client relationships

•	Improve sales and service capabilities

•	Acquire and retain clients

2011 in review

Personal banking

•	Completed the successful transition of the Citi MasterCard acquisition, becoming the largest dual issuer of Visa and MasterCard credit cards in Canada
•	Integrated our sales and service and distribution organization into a single team to increase our focus on our clients
•	Celebrated a milestone with more than 100 new branches opened in the past four years
•	Introduced a continuous process improvement working across all products and sales channels

Business banking

•	Strong growth in business lending and core deposits
•	Integrated business sales forces to create a better client experience within Commercial Banking
•	Established a new integrated Global Transaction Banking team
•	Recruited strong new executive talent in Business Banking

42	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010 (2)	2009 (2)
Revenue
Personal banking	$6,463	$6,260	$5,753
Business banking	1,403	1,370	1,299
Other	99	(57)	71
Total revenue (a)	7,965	7,573	7,123
Provision for credit losses	1,072	1,186	1,329
Non-interest expenses (b)	4,062	3,842	3,670
Income before taxes	2,831	2,545	2,124
Income tax expense	706	702	607
Net income (c)	$2,125	$1,843	$1,517

Efficiency ratio (b/a)	51.0%	50.7%	51.5%
Amortization of other intangible assets (d)	$11	$2	$–
Cash efficiency ratio(3) ((b-d)/a)	50.9%	50.7%	51.5%
Return on equity(3)	61.2%	59.6%	54.3%
Charge for economic capital(3) (e)	$(464)	$(428)	$(384)
Economic profit(3) (c+e)	$1,661	$1,415	$1,133
Average assets ($ billions)	$255.0	$253.5	$248.4
Full-time equivalent employees	21,658	21,622	21,457

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $282 million or 15% from 2010. Revenue increased as a result of volume growth across most lines of business, and higher treasury allocations and fees, partially offset by narrower spreads. Provision for credit losses was lower resulting from an improved economic environment while non-interest expenses were higher.

Revenue

Revenue was up $392 million or 5% from 2010.

Personal banking revenue was up $203 million or 3%, primarily due to the impact of the acquisition of the MasterCard portfolio and volume growth across most products, partially offset by narrower spreads.

Business banking revenue was up $33 million or 2%, primarily due to volume growth in lending and deposits and higher commercial banking fees, partially offset by narrower spreads.

Other revenue was up $156 million, primarily due to higher treasury allocations.

Provision for credit losses

Provision for credit losses was down $114 million or 10% from 2010. Lower losses were mainly driven by lower delinquencies, bankruptcies, and write-offs across most products, partially offset by the expected losses in the acquired MasterCard portfolio.

Non-interest expenses

Non-interest expenses were up $220 million or 6% from 2010, primarily as a result of higher pension expense, the impact of HST, higher corporate support costs, and servicing fees related to the MasterCard portfolio.

Income taxes

Income taxes were up $4 million or 1% from 2010, due to an increase in income, largely offset by a lower effective tax rate.

Average assets

Average assets were marginally higher by $1.5 billion or 1% from 2010.

CIBC 2011 ANNUAL REPORT	43

Management’s discussion and analysis

Wealth Management

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Our objective is to be a leader in wealth management solutions in markets where we offer advice and to be a leading global asset manager by delivering exceptional value for our clients, our shareholders, our employees and our communities.

Deepening relationships with our clients and achieving what matters to them are at the core of our business and underpins our organizational and leadership focus.

Priorities

•	Provide advice and solution innovation to meet the current and evolving needs of our clients

•	Deliver superior investment performance for our clients through a disciplined process

•	Enhance the client experience by simplifying processes and building on the value that we provide each and every day

2011 in review

Retail brokerage

•	Introduced innovative loyalty pricing for self-directed clients
•	Leadership in mobile brokerage with first Canadian mobile brokerage App
•	Enhancing value for our CIBC Wood Gundy clients with the introduction of Financial Planners
•	New advisor training program launched to build advisory capabilities

Asset management

•	Investment performance consistently ranked amongst the Canadian leaders
•	Record net sales of long-term mutual funds
•	Fastest growing Top 40 Canadian Money Manager
•	Enhanced our investment and research capabilities with key hires
•	Leader in managed solutions, as measured by assets
•	Completed the acquisition of a minority interest of 41% in ACI (the assets under management do not include assets of ACI)

Private wealth management

•	Funds managed growth of 14%
•	Expanded or opened offices in four locations across the country
•	CIBC Private Investment Counsel fastest growing investment counselor amongst its peers

44	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010	2009
Revenue
Retail brokerage	$1,082	$987	$919
Asset management	456	392	366
Private wealth management	98	100	99
Total revenue (a)	1,636	1,479	1,384
Provision for credit losses	4	1	3
Non-interest expenses (b)	1,241	1,163	1,097
Income before taxes	391	315	284
Income tax expense	112	90	95
Net income (c)	$279	$225	$189

Efficiency ratio (b/a)	75.8%	78.6%	79.2%
Amortization of other intangible assets (d)	$1	$1	$1
Cash efficiency ratio (TEB)(2) ((b-d)/a)	75.7%	78.5%	79.1%
Return on equity(2)	31.3%	26.3%	21.5%
Charge for economic capital(2) (e)	$(116)	$(115)	$(116)
Economic profit (loss)(2) (c+e)	$163	$110	$73
Average assets ($ billions)	$3.4	$3.0	$2.9
Assets under administration ($ billions)	$202.9	$198.9	$179.6
Full-time equivalent employees	3,731	3,547	3,570

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $54 million or 24% from 2010, primarily due to higher revenue from retail brokerage and asset management, partially offset by higher non-interest expenses.

Revenue

Revenue was up $157 million or 11% from 2010.

Retail brokerage revenue was up $95 million or 10%, primarily due to higher fee-based revenue, wider spreads, and higher commissions from new issues.

Asset management revenue was up $64 million or 16%, primarily due to higher client assets under management driven by higher net sales of long-term mutual funds and improved capital markets. Starting in the fourth quarter of 2011, it also includes revenue from our investment in ACI.

Private wealth management revenue was comparable to 2010.

Non-interest expenses

Non-interest expenses were up $78 million or 7%, primarily due to higher performance-based compensation and pension expense.

Income taxes

Income taxes were up $22 million or 24% from 2010, mainly due to an increase in income.

Assets under administration

Assets under administration were up $4.0 billion or 2% from 2010, primarily due to higher net sales of long-term mutual funds and higher average balances in client assets.

CIBC 2011 ANNUAL REPORT	45

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our objective is to be the premier client-focused wholesale bank centred in Canada with a reputation for consistent and sustainable earnings, for risk-controlled growth and for being a well-managed firm known for excellence in everything we do.

In 2011, CIBC participated in a number of key transactions as:

•	financial advisor to Equinox Minerals Limited on its $7.3 billion sale to Barrick Gold;

•

lead manager of Intact Financial Corporation’s (Intact) $962 million common equity offering – the largest Canadian bought deal in 2011 – and lead arranger of $1.6 billion in credit facilities for Intact;

•

financial advisor to Ontario Power Generation’s award-winning $1.9 billion debt financing program to fund the redevelopment and expansion of four hydroelectric generating stations on the Lower Mattagami River; mandate included acting as joint bookrunner on the program’s inaugural $475 million bond transaction;

•	joint bookrunner on two unsecured debenture offerings for Bell Canada totalling $2.0 billion;

•	sole lead arranger for a $1.5 billion revolving credit facility for TransAlta; and

•	lead manager of the Whistler Blackcomb Holdings Inc., Parallel Energy Trust and Pretium Resources Inc., Initial Public Offerings (IPO), as well as senior co-manager of the General Motors IPO.

Priorities

•	Client-focused strategy

•	Profitable leadership in core businesses

•	Grow with CIBC

2011 in review

Capital markets

•	Participated in 250 deals, more than any other Canadian dealer
•	Ranked #1 in market share (up from #2 in 2010), maintaining our status as the #1 or #2 equity underwriter in Canada since 2003
•	Led several large offerings, most notably Intact’s $962 million offering and Brookfield Asset Management’s $578 million offering
•	#1 in market share in equity trading by both volume and value
•	Broadened client-focused product capabilities, including the delivery of the CORE platform
•	Improved foreign exchange market share

(1) Prior year information has been restated to conform to the presentation adopted in the current year.

Corporate and investment banking

•	Maintained strong position in mergers and acquisitions, debt underwriting, and syndicated lending, and improved market position in equity underwriting
•	Improved Canadian lending market share; global authorized loan commitments up 21%
•	Expanded our U.S. Energy lending capabilities, to more effectively serve both existing and new clients
•

Increased focus on Infrastructure, with our Project Finance team leading, co-leading, or participating in debt financing for a number of power projects across a variety of industries including renewable power, conventional power, transmission, health-care, justice, and transportation

(1) Prior year information has been restated to conform to the presentation adopted in the current year.

46	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010	2009
Revenue (TEB)(2)(3)
Capital markets	$1,111	$1,051	$1,291
Corporate and investment banking	952	718	694
Other	1	(2)	(1,431)
Total revenue (TEB)(3) (a)	2,064	1,767	554
TEB adjustment	189	53	42
Total revenue (b)	1,875	1,714	512
Provision for credit losses	32	88	218
Non-interest expenses (c)	1,198	1,147	1,060
Income (loss) before taxes and non-controlling interests	645	479	(766)
Income tax expense (benefit)	79	125	(294)
Non-controlling interests	1	12	–
Net income (loss) (d)	$565	$342	$(472)

Efficiency ratio (c/b)	63.9%	66.9%	n/m
Amortization of other intangible assets (e)	$–	$1	$2
Cash efficiency ratio (TEB)(3) ((c-e)/a)	58.1%	64.9%	n/m
Return on equity(3)	31.2%	17.6%	(20.6)%
Charge for economic capital(3) (f)	$(237)	$(254)	$(347)
Economic profit (loss)(3) (d+f)	$328	$88	$(819)
Average assets ($ billions)	$112.3	$105.1	$110.8
Full-time equivalent employees	1,206	1,159	1,077

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

n/m Not meaningful.

Financial overview

Net income was up $223 million or 65% from 2010. This was primarily due to higher revenue from corporate and investment banking, a lower provision for credit losses, and a lower effective tax rate, partially offset by higher non-interest expenses.

Revenue (TEB)(3)

Revenue was up $297 million or 17% from 2010.

Capital markets revenue was up $60 million or 6%, driven by higher tax-exempt revenue and higher equity sales and new issuances revenue, partially offset by lower fixed income revenue. The prior year included a reversal of credit valuation adjustment (CVA) charges against credit exposures to derivative counterparties (other than financial guarantors) whereas the current year included an expense.

Corporate and investment banking revenue was up $234 million or 33%, primarily due to higher merchant banking gains and higher revenue from corporate credit and advisory, partially offset by lower revenue from U.S. real estate finance.

Other revenue was up $3 million, primarily due to lower MTM losses on corporate loan hedges, and lower losses in the structured credit run-off business. The prior year included the reversal of interest expense on tax reassessments.

Provision for credit losses

Provision for credit losses was down $56 million or 64% from 2010, mainly due to lower losses in the U.S. real estate finance portfolio as a result of relative stabilization in the U.S. commercial real estate market.

Non-interest expenses

Non-interest expenses were up $51 million or 4%, primarily due to higher performance-based compensation and expenses related to the sale of a merchant banking investment, higher employee salaries and benefits, and communication expenses, partially offset by lower capital taxes. The prior year included expenses related to the ABCP settlement with the OSC.

Income taxes

Income tax expense was down $46 million or 37% from 2010, largely due to higher tax-exempt income, partially offset by an increase in the relative proportion of income earned in jurisdictions subject to higher income tax rates.

Average assets

Average assets were up $7.2 billion or 7% from 2010, primarily due to increased trading activity.

CIBC 2011 ANNUAL REPORT	47

Management’s discussion and analysis

Structured credit run-off business

Results

$ millions, for the year ended October 31	2011	2010	2009
Net interest income (expense)	$(31)	$3	$(117)
Trading income (loss)	(201)	188	(1,047)
FVO gains (losses)	119	(354)	205
Other income	12	30	1
Total revenue	(101)	(133)	(958)
Non-interest expenses	69	99	45
Loss before taxes	(170)	(232)	(1,003)
Income tax benefit	48	71	319
Net loss	$(122)	$(161)	$(684)

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

The net loss for the year was $122 million, compared with $161 million in the prior year.

The loss for the year was mainly due to a decrease in the value of receivables net of CVA related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, non-interest and net interest expenses. The total CVA loss for financial guarantors was $3 million (US$3 million) for the year.

During the year, we reduced our overall notional positions by US$18.5 billion, from US$48.7 billion to US$30.2 billion. This included US$16.3 billion of sales and terminations discussed below, which resulted in a net gain of $3 million (US$3 million). The reductions in positions during the year resulted from the following activities:

•

We sold security positions and terminated written credit derivatives, as well as terminated certain hedges and unmatched protection purchased mainly from financial guarantors, which reduced our notional positions by US$9.6 billion;

•

We sold the residual interest in our U.S. residential mortgage market (USRMM) positions which had been hedged by a previously issued limited recourse note. As a result of the sale of our residual interest, we no longer have any remaining exposures to underlying collateral on investments (notional of US$2.9 billion and fair value of US$183 million) and written credit derivatives (notional of US$1.2 billion and fair value of US$1.0 billion). We have accordingly excluded these positions from the table below;

•

We terminated $2.6 billion of written credit derivatives which were hedged through protection purchased from a Canadian conduit. Subsequent to the year end we terminated US$2.2 billion of the purchased protection resulting in no significant gain or loss; and

•	Our positions also reduced by US$2.2 billion due primarily to normal amortization, maturities and foreign currency related impacts during the year.

48	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2011			Investments and loans(1)		Written credit derivatives, liquidity and credit facilities		Credit protection purchased from:
							Financial guarantors		Other counterparties
	Notional	Fair value of trading and AFS securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$361	$335	$–	$–	$361	$335
CLO	4,168	–	3,843	3,937	3,376	174	6,436	244	341	21
Corporate debt	–	–	–	–	4,980	170	–	–	4,980	171
Other	1,090	382	303	390	687	86	427	73	26	5
Unmatched	–	–	–	–	–	–	397	162	2,598	4
	$5,258	$382	$4,146	$4,327	$9,404	$765	$7,260	$479	$8,306	$536
Oct. 31, 2010	$12,006	$855	$7,284	$7,428	$15,163	$1,997	$13,102	$719	$8,469	$574

(1)	Excluded from the table above are equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with a notional of US$239 million (2010: US$249 million) and a carrying value of US$17 million (2010: US$18 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, comprising a written credit derivative amounted to US$26 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European based (35%) senior secured leveraged loans. As at October 31, 2011, approximately 9% of the total notional amount of the CLO tranches was rated equivalent to AAA, 74% was rated between the equivalent of AA+ and AA-, and the remainder was equivalent of A+. As at October 31, 2011, approximately 11 % of the underlying collateral was rated equivalent to BB- or higher, 50% was rated between the equivalent of B+ and B-, 10% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 3.2 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 62 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Significant positions in Other include:

•

US$330 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as loans and had a fair value of US$199 million and carrying value of US$283 million;

•

US$214 million notional value of trading securities with a fair value of US$160 million, and US$341 million notional value of written protection with a fair value of US$83 million, on inflation-linked notes and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities (RMBS), with 51% rated the equivalent of AA- or higher and the majority of the remaining rated equivalent of BBB or lower;

•	US$79 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$66 million and carrying value of US$69 million;

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$290 million and a fair value of US$217 million, and tracking notes classified as AFS with a notional value of US$80 million and a fair value and carrying value of US$4 million. These notes were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$301 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt, a loan backed by film receivables and a CLO tranche.

CIBC 2011 ANNUAL REPORT	49

Management’s discussion and analysis

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s and/or Moody’s Investors Service), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties

US$ millions, as at October 31, 2011	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors(1)
Investment grade	$3,902	$–	$–	$84	$197	$4,183	$443	$(85)	$358
Non-investment grade	75	–	–	248	–	323	88	(45)	43
Unrated	2,459	–	–	95	200	2,754	153	(75)	78
	6,436	–	–	427	397	7,260	684	(205)	479
Other counterparties(1)
Investment grade	341	20	361	26	–	748	362	2	364
Unrated	–	4,960	–	–	2,598	7,558	176	(4)	172
	341	4,980	361	26	2,598	8,306	538	(2)	536
Total	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015
Oct. 31, 2010	$10,355	$8,242	$402	$747	$1,825	$21,571	$1,587	$(294)	$1,293

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2011 was US$675 million relative to US$172 million of net exposure. As previously noted, we terminated US$2.2 billion of the unmatched purchased protection subsequent to the end of the year.

Gain on reduction of unfunded commitment on a variable funding note (VFN)

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to Note 24 to the consolidated financial statements for additional details.

50	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other comprises the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.

Results(1) $ millions, for the year ended October 31	2011	2010(2)	2009(2)
Revenue
International banking	$549	$636	$765
Other	224	683	144
Total revenue	773	1,319	909
(Reversal of) provision for credit losses	(267)	(229)	99
Non-interest expenses	849	875	833
Income (loss) before taxes and non-controlling interests	191	673	(23)
Income tax expense	72	616	16
Non-controlling interests	9	15	21
Net income (loss)	$110	$42	$(60)
Full-time equivalent employees	15,644	16,026	15,837

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Prior year information has been restated to conform to the presentation adopted in the current year.

Financial overview

Net income was up $68 million from 2010. The current year included the gain on sale of CMT’s Issuer Services business, higher unallocated treasury revenue, higher interest income on tax reassessments, and lower unallocated corporate support costs. These were partially offset by a lower reversal of credit losses in the general allowance, lower revenue from international banking, and higher losses related to securitization activities. The prior year included a higher net loss on capital repatriation activities and a write-down of future tax assets.

Revenue

Revenue was down $546 million or 41% from 2010.

International banking revenue was down $87 million or 14%, primarily due to lower gains on sale of AFS securities and the impact of a stronger Canadian dollar in CIBC FirstCaribbean.

Other revenue was down $459 million or 67% from 2010, primarily due to lower foreign exchange gains on capital repatriation activities and higher losses related to securitization activities. These were partially offset by higher unallocated treasury revenue, the gain on sale of CMT’s Issuer Services business, and higher interest income on tax reassessments.

(Reversal of) provision for credit losses

Reversal of credit losses was up $38 million or 17% from 2010, primarily due to higher recoveries on securitized card balances partially offset by a lower reversal of credit losses in the general allowance. The current year had a higher provision for credit losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $26 million or 3% from 2010, primarily due to lower unallocated corporate support costs.

Income taxes

Income tax expense was down $544 million or 88% from 2010, primarily due to lower income tax expense related to capital repatriation activities. The prior year included a future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates.

CIBC 2011 ANNUAL REPORT	51

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2011	2010
Assets
Cash and deposits with banks	$6,297	$12,052
Securities
Trading	32,797	28,557
AFS	29,212	26,621
FVO	20,064	22,430
	82,073	77,608
Securities borrowed or purchased under resale agreements	27,840	37,342
Loans
Residential mortgages	99,603	93,568
Personal	34,842	34,335
Credit card	10,408	12,127
Business and government	41,812	38,582
Allowance for credit losses	(1,647)	(1,720)
	185,018	176,892
Derivative instruments	28,259	24,682
Customers’ liability under acceptances	9,361	7,684
Other assets	14,851	15,780
	$353,699	$352,040
Liabilities and shareholders’ equity
Deposits
Personal	$116,592	$113,294
Business and government	134,636	127,759
Bank	4,181	5,618
	255,409	246,671
Derivative instruments	29,807	26,489
Acceptances	9,396	7,684
Obligations related to securities lent or sold short or under repurchase agreements	24,622	37,893
Other liabilities	11,823	12,572
Subordinated indebtedness	5,138	4,773
Non-controlling interests	164	168
Shareholders’ equity	17,340	15,790
	$353,699	$352,040

Assets

As at October 31, 2011, total assets were up by $1.7 billion from 2010.

Cash and deposits with banks decreased $5.8 billion or 48%, mainly due to lower treasury deposit placements.

Securities were up $4.5 billion or 6%, due to increases in trading and AFS securities, partially offset by a decrease in FVO securities. Trading securities increased mainly in the equity portfolio, partially offset by a decrease in government-issued securities. AFS securities increased mainly due to higher government-issued bonds and an increase in market valuations as a result of market changes. FVO securities decreased largely due to the sale of mortgage-backed and government-issued securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements decreased by $9.5 billion or 25% primarily due to reduced client demand and our funding requirements.

Loans increased by $8.1 billion or 5%. Residential mortgages were up $6.0 billion due to volume growth, net of securitizations and repayments. Personal loans were up $507 million due to business growth. Credit card loans were down $1.7 billion mostly due to securitizations. Business and government loans increased by $3.2 billion, primarily due to growth in U.S. real estate finance and corporate lending and the purchase of certain retained interests related to the credit

52	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

card securitizations, partially offset by a reduction in our CLO exposure. A detailed discussion of the loan portfolios is included in the “Management of risk” section. Further details on the composition of loans are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments increased $3.6 billion or 14% ($0.3 billion or 1%, net of derivative liabilities) due to a change in market valuation of interest rate and equity derivatives as well as an increase in volume of transactions. Further details on the composition of derivatives are provided in Notes 2 and 14 to the consolidated financial statements.

Customers’ liability under acceptances increased by $1.7 billion or 22%, driven by growth in corporate and commercial lending.

Other assets were down by $929 million or 6%, mainly due to lower future income tax assets, collateral pledged, and items in transit, partially offset by our equity-accounted investment in ACI.

Liabilities

Total liabilities as at October 31, 2011 were up by $109 million from 2010.

Deposits were up $8.7 billion or 4%, mainly due to growth in deposits and wholesale funding activity. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments increased $3.3 billion or 13% due to the reasons noted above for derivative assets.

Acceptances increased by $1.7 billion or 22% due to the reasons noted above.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $13.3 billion or 35%, reflecting our funding requirements and client-driven activities.

Other liabilities decreased by $749 million or 6%, mainly arising from the settlement of preferred share liabilities redeemed on October 31, 2010.

Subordinated indebtedness increased by $365 million or 8% reflecting our net issuance and redemption activities. See the “Capital resources” section for more details.

Shareholders’ equity

Shareholders’ equity as at October 31, 2011 was up by $1.6 billion or 10%, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were partially offset by the redemption of the preferred shares and a decrease in AOCI.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital and ratios

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

CIBC 2011 ANNUAL REPORT	53

Management’s discussion and analysis

Under the Basel II AIRB approach, credit RWAs are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD), and exposure at default (EAD), and in some cases, maturity adjustments.

Under the Basel II standardized approach, credit RWAs are calculated by applying the weighting factors specified in the

The components of our RWAs are shown in the table below:

OSFI guidelines to on- and off-balance sheet exposures. RWAs for market risk in the trading portfolio are statistically determined based on models approved by OSFI. RWAs for operational risk related to losses from inadequate or failed processes, people, and systems are determined under a model-based approach approved by OSFI.

	Risk-weighted amounts
$ millions, as at October 31	2011	2010
Credit risk
Standardized approach
Corporate	$3,735	$4,729
Sovereign	676	178
Banks	428	394
Real estate secured personal lending	1,652	1,653
Other retail	1,961	2,288
	8,452	9,242
AIRB approach
Corporate	34,988	31,236
Sovereign	1,544	1,595
Banks	3,077	3,902
Real estate secured personal lending	4,876	4,213
Qualifying revolving retail	15,544	14,281
Other retail	5,764	5,302
Equity(1)	613	695
Trading book	2,574	3,516
Securitizations	2,119	1,761
Adjustment for scaling factor	4,266	3,990
	75,365	70,491
Other credit risk-weighted assets	6,293	7,049
Total credit risk	90,110	86,782
Market risk (Internal Models Approach)	1,646	1,625
Operational risk (Advanced Measurement Approach)	18,212	18,256
Total risk-weighted assets	$109,968	$106,663

(1)	100% risk-weighted.

RWAs increased mainly due to increased corporate exposures and updates to our advanced internal ratings-based (AIRB) model parameters, partially offset by decreased exposure to banks and structured credit.

54	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

The components of our regulatory capital and ratios are shown in the table below:

$ millions, as at October 31	2011	2010
Tier 1 capital
Common shares	$7,376	$6,804
Contributed surplus	90	96
Retained earnings	7,605	6,095
Net after-tax fair value losses arising from changes in institution’s own credit risk	–	1
Foreign currency translation adjustments	(650)	(575)
Non-cumulative preferred shares	2,756	3,156
Innovative instruments	1,600	1,599
Certain non-controlling interests in subsidiaries	164	168
Goodwill	(1,894)	(1,913)
Gains on sale of applicable securitized assets	(60)	(58)
50/50 deductions from each of Tier 1 and Tier 2(1)	(779)	(522)
16,208	14,851
Tier 2 capital
Perpetual subordinated indebtedness	234	270
Other subordinated indebtedness (net of amortization)	4,741	4,404
Net after-tax unrealized holding gains on AFS equity securities	5	4
Eligible general allowance (standardized approach)	108	126
50/50 deductions from each of Tier 1 and Tier 2(1)	(779)	(522)
Investment in insurance activities(2)	(230)	(167)
4,079	4,115
Total capital available for regulatory purposes	$20,287	$18,966
Regulatory capital ratios
Tier 1 capital	14.7%	13.9%
Total capital	18.4%	17.8%
Assets-to-capital multiple (ACM)	16.0	x	17.0x

(1)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), and substantial investments in unconsolidated entities.

(2)	Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

Tier 1 and Total regulatory capital increased mainly due to internal capital generation and the issuance of common shares, offset in part by regulatory deductions related to our investment in ACI and the redemption of preferred shares noted in the “Capital management” section. Total regulatory capital as at October 31, 2011 also reflected the issuance and redemption of subordinated debt noted in the “Capital management” section.

The Tier 1 ratio was up 0.8% and the Total capital ratio was up 0.6% from October 31, 2010. The capital ratios benefited from an increase in both Tier 1 and Total regulatory capital, offset in part by an increase in RWAs.

We are required to hold regulatory capital for the underlying securitized credit card receivables (both for our Cards II and Broadway Trusts) as if they had remained on our consolidated balance sheet. Applying this treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.49% and 0.63%, respectively (2010: 0.34% and 0.42%, respectively).

Basel III and revisions to regulatory capital requirements

In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) proposed significant enhancements and capital reforms to the current framework. Revisions to the

Basel II market risk framework, effective in the first quarter of fiscal 2012, will raise capital requirements for the trading book and complex securitization exposures. The complete revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning to numerous new requirements.

Significant Basel III reforms include the following:

•

Introducing a new common equity ratio (the Common Equity Tier 1 ratio). Certain adjustments are made to common equity, for example the deduction of goodwill, intangible assets and a portion of significant equity investments in financial entities, for the purpose of calculating this new ratio. The adjustments will be phased-in commencing January 1, 2013. Banks will be required to meet the new Common Equity Tier 1 ratio standard during a transition period beginning January 1, 2013 and ending on January 1, 2019. The minimum Common Equity Tier 1 ratio requirement of 4.5% and an incremental 2.5% conservation buffer will be phased-in during the transition period;

CIBC 2011 ANNUAL REPORT	55

Management’s discussion and analysis

•

Increasing the minimum Tier 1 capital and Total capital ratios to 8.5% and 10.5%, respectively, including a 2.5% conservation buffer. These increases will also be phased-in commencing January 1, 2013 with banks expected to meet the new standards through a transition period ending on January 1, 2019;

•

Amending the rules on instruments that can be considered qualifying capital instruments for the purposes of calculating regulatory capital. In particular, Basel III requires that capital instruments be capable of absorbing loss at the point of non-viability of a financial institution. The inclusion of non-qualifying capital instruments in regulatory capital calculations will be phased-out between January 1, 2013 and January 1, 2022;

•	Increasing capital requirements for counterparty credit exposures arising from derivative, repo and securities financing activities; and

•	Introducing a new global leverage ratio to address balance sheet leverage. The BCBS will be monitoring and refining this new ratio between 2011 and 2017 before its final implementation in 2018.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. We expect to exercise our regulatory event redemption right in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes – Series B due June 30, 2108 issued by CIBC Capital Trust.

On August 16, 2011, we received confirmation from OSFI that our non-cumulative Class A preferred shares, Series 26, 27 and 29 (the Convertible Preferred Shares) will be treated as non-viability contingent capital (NVCC) for the purposes of determining regulatory capital under Basel III. In connection with receiving this confirmation, we have irrevocably renounced by way of a deed poll, our right to convert the Convertible Preferred Shares into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 NVCC Advisory issued by OSFI; and we have provided an undertaking to OSFI that we will immediately exercise our right to convert each of the Convertible Preferred Shares into CIBC common shares upon the occurrence of a Trigger Event.

On November 4, 2011, the BCBS issued rules to reduce the moral hazard and probability of failure of global systemically important banks (G-SIBs). The rules include an assessment methodology for determining global systemic importance and increased minimum common equity requirements for banks identified as G-SIBs. CIBC was not identified as a G-SIB under the BCBS methodology.

We maintain prudent capital planning practices to ensure we are adequately capitalized and continue to exceed minimum standards and internal targets. While OSFI has confirmed that Basel III will be adopted in Canada, revised national regulations are not expected to be released until 2012. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and confirmed by OSFI, while continuing to invest for future growth.

Capital management

Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

The following were the main capital initiatives undertaken in 2011:

Subordinated debt

On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.

On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

56	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

On October 31, 2011, we purchased and cancelled US$30 million ($29 million) of our Floating Rate Debenture Notes due 2084. As a result, the principal balance outstanding on this issue was reduced to US$169 million ($168 million).

Preferred shares

On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.

On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share for a total amount of $412 million.

Common shares

During the year, we issued 1.2 million (2010: 1.9 million) new common shares for a total consideration of $79 million (2010: $88 million), pursuant to stock option plans.

Under CIBC’s Shareholder Investment Plan (Plan), shareholders may elect to reinvest dividends received on common or preferred shares into additional common shares, and purchase additional common shares through optional cash contributions. Under the Plan, we may elect to have shares issued from Treasury or purchased in the open market. If the shares are issued from Treasury, we may offer a discount on reinvested dividends. Commencing with dividends paid on April 28, 2011, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Plan receive a 2% discount from average market price (as defined in the Plan) on the reinvested dividends in additional common shares. Previously, the shares were issued at a 3% discount. During 2011, we issued 5.5 million (2010: 6.0 million) new common shares for a total consideration of $411 million (2010: $419 million), pursuant to the Plan.

Effective February 2010, employee contributions to CIBC’s Canadian ESPP have been used to purchase common shares issued from Treasury. For additional details about the ESPP, see Note 20 to the consolidated financial statements. During 2011, we issued 1.1 million (2010: 0.8 million) new common shares for a total consideration of $85 million (2010: $56 million), pursuant to the ESPP.

Dividends

We paid quarterly dividends of 87 cents per common share for the first three quarters of fiscal 2011. For the fourth quarter of 2011, we increased our quarterly dividend from 87 cents per share to 90 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 17 and 18 to the consolidated financial statements.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of balance sheet resources.

Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

Total economic capital by risk type

Total economic capital by operating segments

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Management’s discussion and analysis

Outstanding share data

	Conversion for common shares(1)
	Shares outstanding		CIBC’s
As at November 28, 2011	No. of shares	$ millions	conversion date
Common shares(2)	400,749,254	$7,392
Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300	not convertible
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 31	18,000,000	450	not convertible
Series 32	12,000,000	300	not convertible
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$2,756
Stock options outstanding	4,667,810

(1)	Preferred shareholders do not hold the right to convert their preferred shares into common shares.

(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 NVCC Advisory issued by OSFI. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Non-cumulative Rate Reset Class A Preferred Shares, Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Off-balance sheet arrangements

Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements, and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit, and liquidity risk, as discussed in the “Management of risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management, and/or funding management purposes.

Securitizations

Off-balance sheet arrangements may involve the use of VIEs. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.

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Management’s discussion and analysis

VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.

VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine, and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS which aggregate residential mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs aggregate securities issued by other CDOs and then issue a further tranche of debt securities.

VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

We engage one or more of the four major rating agencies, Moody’s Investors Service (Moody’s), DBRS, Standard & Poor’s (S&P) and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

Securitization of our own assets

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the aforementioned criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt, and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.

Residential mortgage loans

We securitize insured fixed- and variable-rate residential mortgages through the creation of National Housing Act (NHA) MBS. Under the Canada Mortgage Bond (CMB) program, sponsored by Canada Mortgage and Housing Corporation (CMHC), we sell mortgage-backed securities (MBS) to a securitization trust. We have also sold MBS directly to CMHC under the Government of Canada NHA MBS Auction process. Under the CMB program, the MBS are sold to a government sponsored securitization trust that issues securities to investors. During the year, we sold approximately $12.9 billion (2010: $12.1 billion) of MBS under these programs.

We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the government sponsored securitization trust to receive interest cash flows from the securitized MBS assets in return for paying interest on the bond issued. In addition to interest on the MBS assets, the swap arrangement entitles us to any interest earned on the principal reinvestment account resulting from principal repayment on those MBS assets. As at October 31, 2011, we continue to service $49.7 billion (2010: $48.5 billion) of securitized mortgages under the NHA MBS Program.

We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a trust. The trust is a qualifying special purpose entity (QSPE), which we are not required to consolidate. During the year, we sold $0.3 billion (2010: $0.4 billion) of these mortgages into the QSPE. We have retained interests in those mortgages through the retention of the excess spread and provide a cash reserve account that is subordinate to the funding obligations to investors of the ABS. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived from the coupon of the underlying mortgages. We also provide a liquidity facility to the QSPE. As at October 31, 2011, we continue to service $0.9 billion (2010: $0.9 billion) of securitized mortgages sold to the QSPE.

Credit card receivables

Credit card receivables are securitized through our Cards II Trust (Cards II), which was established to purchase a proportionate share of designated portfolios, with the proceeds of securities issued by the trust. Additionally, effective September 1, 2010, we also securitize credit card receivables

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Management’s discussion and analysis

associated with explicitly identified individual accounts through Broadway Trust (Broadway). We are one of several underwriters that distribute securities issued by the trusts. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. The trusts meet the criteria for a QSPE and, accordingly, we do not consolidate either of the trusts.

We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. Our interests in the excess spread from the trusts are subordinate to the trusts’ obligation to the holders of their ABS. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected. As at October 31, 2011, we continue to service $5.4 billion (2010: $3.8 billion) of securitized credit card receivables sold to the trusts.

Commercial mortgage loans

We securitize certain commercial mortgages through a pass-through structure that results in ownership certificates held by various investors. The trust meets the requirements of a QSPE and, accordingly, we do not consolidate the trust. As at October 31, 2011, we held ownership certificates of $5 million (2010: $5 million). As at October 31, 2011, we continue to service $360 million (2010: $437 million) of securitized commercial mortgages sold to the trust.

Securitization of third-party assets

CIBC sponsored conduits

We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancements from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored ABCP programs in Crisp Trust, Safe Trust, Smart Trust, and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as a counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.

As at October 31, 2011, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.3 billion (2010: $2.1 billion). The estimated weighted-average life of these assets was 1.0 year (2010: 1.5 years). Our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $3 million (2010: $110 million). Our committed backstop liquidity facilities to these conduits were $1.8 billion (2010: $2.6 billion). We provided credit facilities of $40 million (2010: $40 million) to these conduits.

We also participated in a syndicated facility for a three-year commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. As at October 31, 2011, we funded $77 million (2010: $72 million) by the issuance of bankers’ acceptances.

Revenue from the above activities amounted to approximately $9 million (2010: approximately $12 million).

CIBC structured CDO vehicles

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

60	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Third party structured vehicles – run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation, and flow trading which earned us a spread on matching positions.

Previously, we excluded certain VIEs where we were considered the primary beneficiary and consolidated the entities. During the year, we determined that we were no longer the primary beneficiary to certain VIEs subsequent to the sale of our residual interest in those VIEs. The exposure to these entities is included in the table below.

Third party structured vehicles – continuing

We have investments in third-party structured vehicles through our treasury and trading activities.

Our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written credit default swap (CDS) contracts and total return swap contracts payable under which we assume exposures.

$ millions, as at October 31			2011			2010
	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)
CIBC-sponsored conduits	$ 80	$ 1,297	$ –	$ 182	$ 2,182	$ –
CIBC-structured CDO vehicles	292	42	284	448	50	389
Third-party structured vehicles – structured credit run-off	4,583	391	4,830	7,696	585	5,128
Third-party structured vehicles – continuing	2,146	16	–	1,778	–	–

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. $3.9 billion (2010: $6.4 billion) of the exposures related to CIBC-structured CDO and third-party structured vehicles were hedged.

(2)	The negative fair value recorded on the consolidated balance sheet was $1.6 billion (2010: $1.1 billion). Notional of $3.6 billion (2010: $4.7 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (2010: $0.5 billion). Accumulated fair value losses amount to nil (2010: $0.5 billion) on unhedged written credit derivatives.

Details of our consolidated VIEs and securitization transactions during the year are provided in Note 5 to the consolidated financial statements.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.

•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

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Management’s discussion and analysis

Credit-related arrangements

We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
$ millions, as at October 31	Less than 1 year	1-3 years	3-5 years	Over 5 years	2011 Total	2010 Total
Securities lending(1)(2)	$ 57,286	$ –	$ –	$ –	$ 57,286	$ 57,325
Unutilized credit commitments(3)(4)	118,187	9,986	10,982	1,193	140,348	132,261
Backstop liquidity facilities	3,176	–	–	–	3,176	4,403
Standby and performance letters of credit	5,180	656	463	24	6,323	5,721
Documentary and commercial letters of credit	312	–	–	–	312	290
Other	412	–	–	–	412	381
	$ 184,553	$ 10,642	$ 11,445	$ 1,217	$ 207,857	$ 200,381

(1)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon Global Securities Services Company (GSS), which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $2.8 billion (2010: $4.3 billion) for cash is excluded from the table above as it is reported on the consolidated balance sheet.

(3)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(4)	Includes irrevocable lines of credit totalling $32.2 billion (2010: $34.9 billion), of which $11.7 billion (2010: $14.3 billion) will expire in one year or less.

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

62	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided, in the MD&A, certain disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that handbook section. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

Risk overview

Most of our business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity, and operational risks.

Our objective is to balance the level of risk with our business objectives for growth and profitability, in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures, and other controls.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.

Our risk management framework includes:

• Risk policies, procedures, and limits to align activities with risk appetite;

• Regular risk reports to identify and communicate risk levels;

• An independent control framework to identify and test compliance with key controls;

• Stress testing to consider potential impacts of changes in the business environment on capital, liquidity, and earnings; and

• Oversight through our risk-focused committees and governance structures.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.

Risk governance

Our risk governance and management structure is illustrated below:

Risk governance and management structure

Board of Directors

Risk Management Committee

Audit Committee

Senior Executive Team

Asset Liability Committee

Capital and Risk Committee

Governance and Control Committee

Reputation and Legal Risks Committee

Capital Markets Risk Management

Card Products Risk Management

Risk Management

Key Risk Management Groups

Retail Lending and Wealth Risk Management

Wholesale Credit and Investment Risk Management

Risk Services

Business Units

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Management’s discussion and analysis

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures, and limits related to the identification, measurement, monitoring, and control of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating, and managing risks across CIBC. The SET is supported by the following committees:

Asset Liability Committee (ALCO): This committee, which comprises the SET, senior business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.

Capital and Risk Committee (CRC): This committee, which comprises the SET, senior leaders from the lines of business and Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

Governance and Control Committee (GCC): This committee, which comprises senior leaders from Risk Management, lines of business and other infrastructure groups, acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

Reputation and Legal Risks (RLR) Committee: This committee, which comprises senior leaders from Risk Management and other infrastructure groups, reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management

The Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring, and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate, and monitor the risks associated with business activities and strategies.

The Risk Management group performs several important activities including the following:

Developing CIBC’s risk appetite;

Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;

Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;

Measuring, monitoring, and reporting on risk levels;

Identifying and assessing emerging and potential strategic risks; and

Deciding on transactions that fall outside of risk limits delegated to underlying business lines.

The five key groups within Risk Management, independent of the originating businesses, that contribute to our management of risk are:

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring, and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities.

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios.

64	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Risk Services – This unit is responsible for enterprise-wide risk analysis and reporting. This unit also manages our economic and regulatory capital frameworks, along with operational risk management.

Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management, with oversight provided by the ALCO.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

Ongoing monitoring of trading and non-trading portfolios;

Regular assessment of risks associated with lending and trading credit exposures;

Assessment of risks in new business activities and processes;

Assessment of risks in restructurings and re-organizations; and

Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models, and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, and that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, value-at-risk (VaR) is the statistical technique used to measure risk. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.

For trading credit risks associated with market value-based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.

Risk controls

Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, we have rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

CIBC 2011 ANNUAL REPORT	65

Management’s discussion and analysis

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment, and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

To control credit risk in alignment with our risk appetite and to manage concentrations, we have implemented policies, standards, and limits. Key policies and limits are subject to annual review and approval by the RMC.

Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans, and credit loss provisioning levels. Impaired loan balances, allowances, and credit losses are reviewed by the RMC and the Audit Committee quarterly.

The Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans and valuation of any collateral pledged to maximize recoveries.

Credit concentration limits

Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges, or other transactions may also be used to reduce concentrations.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which has the effect of mitigating the risk of credit loss by improving recoveries in the event of a default. Our credit risk management policies include requirements relating to collateral including verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables, and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may mitigate our risk by obtaining third party guarantees. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

We limit the credit risk of over-the-counter (OTC) derivatives through the use of multi-product derivative master netting agreements. Further, we may settle certain OTC derivative contracts through exchanges, where we have limited credit risk due to daily margining.

We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques, though our use of credit derivatives has declined significantly this year.

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Total credit exposure, net of collateral on repurchase agreement activities, increased by $15.7 billion in 2011, due to growth in both our retail and corporate portfolios.

As a result of our holdings of subordinated enhancement notes issued by Cards II Trust, commencing in the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. We apply the same capital treatment to the securitized credit card receivables relating to Broadway Trust; these assets resulted from our acquisition of the MasterCard portfolio on September 1, 2010.

66	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

$ millions, as at October 31 2011 2010

AIRB approach Standardized approach Total AIRB approach Standardized approach Total

Business and government portfolios

Corporate

Drawn $ 39,509 $ 3,559 $ 43,068 $ 31,522 $ 4,495 $ 36,017

Undrawn commitments 24,303 139 24,442 21,853 167 22,020

Repo-style transactions 28,055 139 28,194 28,614 – 28,614

Other off-balance sheet 5,204 191 5,395 4,765 188 4,953

OTC derivatives 3,909 – 3,909 5,316 29 5,345

100,980 4,028 105,008 92,070 4,879 96,949

Sovereign

Drawn 39,716 3,792 43,508 45,055 2,518 47,573

Undrawn commitments 4,791 – 4,791 4,513 – 4,513

Repo-style transactions 1,893 – 1,893 1,056 – 1,056

Other off-balance sheet 410 – 410 184 – 184

OTC derivatives 2,572 – 2,572 1,778 – 1,778

49,382 3,792 53,174 52,586 2,518 55,104

Banks

Drawn 12,960 1,854 14,814 15,613 1,723 17,336

Undrawn commitments 613 – 613 890 – 890

Repo-style transactions 25,342 362 25,704 51,395 219 51,614

Other off-balance sheet 43,825 – 43,825 42,082 – 42,082

OTC derivatives 7,948 5 7,953 7,486 5 7,491

90,688 2,221 92,909 117,466 1,947 119,413

Total business and government portfolios (gross) 241,050 10,041 251,091 262,122 9,344 271,466

Less: repo collateral (50,106) – (50,106) (76,273) – (76,273)

Total business and government portfolios (net) 190,944 10,041 200,985 185,849 9,344 195,193

Retail portfolios

Real estate secured personal lending

Drawn 115,024 2,218 117,242 108,818 2,216 111,034

Undrawn commitments 27,993 – 27,993 25,983 – 25,983

143,017 2,218 145,235 134,801 2,216 137,017

Qualifying revolving retail

Drawn 21,338 – 21,338 20,743 – 20,743

Undrawn commitments 40,586 – 40,586 40,095 – 40,095

Other off-balance sheet 396 – 396 381 – 381

62,320 – 62,320 61,219 – 61,219

Other retail

Drawn 7,963 2,541 10,504 8,001 2,991 10,992

Undrawn commitments 1,302 20 1,322 2,110 20 2,130

Other off-balance sheet 32 16 48 18 – 18

9,297 2,577 11,874 10,129 3,011 13,140

Total retail portfolios 214,634 4,795 219,429 206,149 5,227 211,376

Securitization exposures 19,488(1) – 19,488 17,592(1) – 17,592

Gross credit exposure $ 475,172 $ 14,836 $ 490,008 $ 485,863 $ 14,571 $ 500,434

Net credit exposure $ 425,066 $ 14,836 $ 439,902 $ 409,590 $ 14,571 $ 424,161

(1) Under the internal ratings based (IRB) approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors and before allowance for credit losses and risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2011 ANNUAL REPORT	67

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Grade CIBC rating S&P equivalent Moody’s equivalent

Investment grade 00-47 AAA to BBB- Aaa to Baa3

Non-investment grade 51-67 BB+ to B- Ba1 to B3

Watchlist 70-80 CCC+ to CC Caa1 to Ca

Default 90 D C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

PD – the probability that the obligor will default within the next 12 months.

EAD – the estimate of the amount which will be drawn at the time of default.

LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework and policies define our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers where the risk is considered satisfactory, specifically the investment grade and non-investment grade categories noted above, and our credit policies are designed to mitigate against any adverse concentration of exposure to borrowers in any particular industry or region. We also have credit policies in place to ensure that appropriate documentation is in place for each credit exposure, such as financial statements, signing authorities, registration of security, and independent appraisal of collateral.

The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.

Parameter estimates for each of these dimensions are long-term averages with adjustments for the effects of any potential change in the credit cycle.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures in the following table.

Credit quality of the risk-rated portfolios The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors, and collateral on repurchase agreement activities.

68	CIBC 2011 ANNUAL REPORT

$ millions, as at October 31

EAD

Grade Corporate Sovereign Banks Total

2011 Investment grade $ 39,831 $ 47,131 $ 65,760 $ 152,722

Non-investment grade 26,482 510 2,244 29,236

Watchlist 546 – 3 549

Default 866 – – 866

$ 67,725 $ 47,641 $ 68,007 $ 183,373

Strong $ 7,222

Good 239

Satisfactory 41

Weak 65

Default 4

Total slotted exposure $ 7,571

Total business and government portfolios $ 190,944

2010 Investment grade $ 33,217 $ 51,036 $ 67,501 $ 151,754

Non-investment grade 22,761 517 2,347 25,625

Watchlist 603 1 3 607

Default 1,061 1 – 1,062

$ 57,642 $ 51,555 $ 69,851 $ 179,048

Strong $ 6,612

Good 111

Satisfactory 57

Weak 13

Default 8

Total slotted exposure $ 6,801

Total business and government portfolios $ 185,849

The decrease in watch list exposures was largely attributable to improvement in our domestic portfolio. Default exposures were down from October 31, 2010, with the improvement across most areas of CIBC.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

In Canada, banks are limited to making residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher loan-to-value ratio must be insured by either the Government of Canada, or by a private insurer. As of October 31, 2011, 66% (2010: 67%) of the on-balance sheet domestic residential mortgage portfolio was insured. No material losses are expected in the insured portfolio.

On a managed basis, 77%(1) (2010: 78%(1)) of our domestic residential mortgage portfolio was insured.

Our real estate secured personal lending portfolio is a low risk portfolio, where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens do not exceed 80% of the collateral value at origination.

(1) For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	69

Retail portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Credit quality of the retail portfolios The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $2.8 billion (2010: $3.5 billion) of small business scored exposures, $62.8 billion (2010: $59.5 billion) of insured residential mortgages, and $86 million (2010: $117 million) of government-guaranteed student loans and small business loans.

Risk level PD bands

Exceptionally low 0.01%-0.20%

Very low 0.21%-0.50%

Low 0.51%-2.00%

Medium 2.01%-10.00%

High 10.01%-99.99%

Default 100.00%

$ millions, as at October 31

EAD

Risk level

Real estate secured personal lending

Qualifying revolving retail

Other retail

Total

2011 Exceptionally low $ 119,120 $ 33,562 $ 1,423 $ 154,105

Very low 12,906 6,796 743 20,445

Low 9,760 13,646 4,252 27,658

Medium 922 6,397 2,296 9,615

High 181 1,746 465 2,392

Default 128 173 118 419

$ 143,017 $ 62,320 $ 9,297 $ 214,634

2010 Exceptionally low $ 115,235 $ 32,252 $ 825 $ 148,312

Very low 10,991 9,230 2,244 22,465

Low 7,705 12,556 4,885 25,146

Medium 593 5,484 2,045 8,122

High 112 1,523 61 1,696

Default 165 174 69 408

$ 134,801 $ 61,219 $ 10,129 $ 206,149

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. In addition, credit card receivables, which resulted from our acquisition of the MasterCard portfolio on September 1, 2010, are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31 2011 2010

Risk-weight category Total Total

0% 20% 50% 75% 100%

Corporate $ – $ – $ 14 $ – $ 4,014 $ 4,028 $ 4,879

Sovereign 2,910 114 229 – 539 3,792 2,518

Bank – 2,053 156 – 12 2,221 1,947

Real estate secured

personal lending – – – 2,218 – 2,218 2,216

Other retail – – – 2,404 173 2,577 3,011

$ 2,910 $ 2,167 $ 399 $ 4,622 $ 4,738 $ 14,836 $ 14,571

70	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach. Accumulated gain of $60 million (2010: $58 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at October 31 2011 2010

EAD(1)

S&P rating equivalent

AAA to BBB- $ 13,517 $ 16,255

BB+ to BB- – 9

Below BB- 19 484

Unrated 5,539 308

$ 19,075 $ 17,056

(1) EAD under IRB approach is net of financial collateral of $353 million (2010: $478 million).

Counterparty credit exposures

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

We are exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.

Rating profile of derivative MTM receivables

$ billions, as at October 31 2011 2010

Exposure(1)

S&P rating equivalent

AAA to BBB- $ 5.71 79.3% $ 6.45 86.7%

BB+ to B- 1.46 20.3 0.82 11.0

CCC+ to CCC- 0.01 0.1 0.01 0.1

Below CCC- 0.01 0.2 0.02 0.3

Unrated 0.01 0.1 0.14 1.9

$ 7.20 100.0% $ 7.44 100.0%

(1) MTM value of the derivative contracts is after CVA and derivative master netting agreements, and before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $50.1 billion (2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31 2011 2010

Canada U.S. Europe Other Total Total

Drawn $ 70,941 $ 12,650 $ 5,086 $ 3,508 $ 92,185 $ 92,190

Undrawn commitments 25,421 3,397 381 508 29,707 27,256

Repo-style transactions 3,126 1,547 429 82 5,184 4,792

Other off-balance sheet 39,001 5,204 5,050 184 49,439 47,031

OTC derivatives 6,365 2,774 4,664 626 14,429 14,580

$ 144,854 $ 25,572 $ 15,610 $ 4,908 $190,944 $185,849

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

CIBC 2011 ANNUAL REPORT	71

Management’s discussion and analysis

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and after CVA related to financial guarantors and $50.1 billion (2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31 2011 2010

Drawn Undrawn commitments Repo-style transactions Other off-balance sheet OTC derivatives Total Total

Commercial mortgages $ 7,420 $ 151 $ – $ – $ – $7,571 $ 6,801

Financial institutions 17,826 2,888 5,035 45,669 10,563(1) 81,981 87,042(1)

Retail and wholesale 2,424 2,228 – 280 39 4,971 4,392(2)

Business services 3,723 1,525 – 166 38 5,452 5,240

Manufacturing – capital goods 1,542 1,082 – 96 47 2,767 2,485(2)

Manufacturing – consumer goods 1,620 940 – 24 19 2,603 2,188

Real estate and construction 8,573 3,130 – 753 117 12,573 9,096

Agriculture 3,228 1,105 – 33 27 4,393 4,021

Oil and gas 3,357 5,480 – 504 530 9,871 8,304

Mining 468 1,893 – 311 19 2,691 2,566

Forest products 473 474 – 117 51 1,115 850

Hardware and software 381 381 – 47 5 814 881

Telecommunications and cable 365 827 – 199 69 1,460 1,757

Broadcasting, publishing and printing 444 314 – 157 11 926 996

Transportation 1,185 1,008 – 270 30 2,493 2,303

Utilities 963 2,225 – 614 424 4,226 3,512

Education, health, and social services 1,254 937 10 55 92 2,348 2,248

Governments 36,939 3,119 139 144 2,348 42,689 41,167

$ 92,185 $ 29,707 $ 5,184 $ 49,439 $ 14,429 $ 190,944 $ 185,849

(1) Includes $487 million (2010: $1.2 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $477 million (2010: $732 million).

(2) Prior year information has been reclassified to conform to the presentation adopted in the current year.

As at October 31, 2011, the notional amount of credit protection purchased against our business and government loans was $85 million (2010: $1.2 billion). The decrease during the year was due to unwinding a number of hedge positions. All counterparties from whom we have purchased credit protection for the loan portfolio are financial institutions with investment grade ratings from major rating agencies.

Total loans and acceptances

As at October 31, 2011, total loans and acceptances after allowance for credit losses were $194.4 billion (2010: $184.6 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including lines of credit and student loans) constitute 74% (2010: 75%) of the portfolio, and business and government loans (including acceptances) constitute the remaining. Lines of credit are exclusively priced at variable rates. All other consumer loans may be priced at either variable or fixed rates. Business and government loans are generally priced at variable rates, except for non-residential mortgages, which are priced at fixed rates.

Consumer loans increased $4.9 billion or 4% from the prior year, resulting mainly from volume growth in residential mortgages. Residential mortgages increased by $6.0 billion or 6% and constitute 69% (2010: 67%) of the total consumer loan portfolio and exhibit very low levels of credit risk.

Business and government loans (including acceptances) were up by $4.9 billion or 11 % from the prior year.

72	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

The following table provides details of our impaired loans, specific allowances and provision for credit losses

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2011 Total	Business and government loans	Consumer loans	2010 Total
Gross impaired loans
Balance at beginning of year	$ 1,080	$ 756	$ 1,836	$ 1,184	$ 727	$ 1,911
New additions	431	1,328	1,759	626	1,636	2,262
Returned to performing status, repaid or sold	(251)	(467)	(718)	(404)	(515)	(919)
Gross impaired loans prior to write-offs	1,260	1,617	2,877	1,406	1,848	3,254
Write-offs	(158)	(874)	(1,032)	(326)	(1,092)	(1,418)
Balance at end of year	$ 1,102	$ 743	$ 1,845	$ 1,080	$ 756	$ 1,836
Specific allowance
Balance at beginning of year	$ 377	$ 254	$ 631	$ 442	$ 293	$ 735
Write-offs	(158)	(874)	(1,032)	(326)	(1,092)	(1,418)
Provisions	163	762	925	258	943	1,201
Recoveries	12	100	112	12	111	123
Other	(10)	3	(7)	(9)	(1)	(10)
Balance at end of year	$ 384	$ 245	$ 629	$ 377	$ 254	$ 631
Net impaired loans
Balance at beginning of year	$ 703	$ 502	$ 1,205	$ 742	$ 434	$ 1,176
Net change in gross impaired	22	(13)	9	(104)	29	(75)
Net change in allowance	(7)	9	2	65	39	104
Balance at end of year	$ 718	$ 498	$ 1,216	$ 703	$ 502	$ 1,205
Gross impaired loans less specific allowance as a percentage of related assets(1)			0.55%			0.54%

(1)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

Impaired loans

During the year, $1.8 billion of loans were newly classified as impaired, down $0.5 billion from 2010. The decrease was driven by a decrease of $308 million in consumer loans and a decrease of $195 million in business and government loans.

Reductions in gross impaired loans (GIL) through remediation, repayment or sale were $718 million, down $201 million from 2010. The decrease comprises $48 million in consumer loans and $153 million in business and government loans. For the year, write-offs totalled $1.0 billion, down $386 million from the prior year. Consumer loan write-offs decreased by $218 million, while business and government loan write-offs decreased by $168 million.

Canadian consumer GIL trended higher beginning in 2007 due to both historical growth of the portfolio and economic deterioration, but showed some signs of improvement in 2010, and remained stable in 2011. The majority of impaired residential mortgages in 2010 were in the Canadian insured portfolio where losses are expected to be minimal. Business and government GIL also showed some signs of improvement in 2010, attributable to an improvement in credit quality of the Canadian and the U.S. portfolios, partially offset by deterioration in CIBC FirstCaribbean. Business and government GIL remained relatively stable in 2011.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of specific allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a pooled basis, using historical loss data. The general allowance provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been specifically identified or provided for through the specific allowance.

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Management’s discussion and analysis

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,695 million, down $89 million or 5% from 2010.

Specific allowance for credit losses, excluding the allowance for letters of credit, was $629 million, down $2 million from 2010. The decrease in consumer loans was mostly offset by an increase in business and government loans. The specific allowance for consumer loans decreased by $9 million or 4%, mainly due to improvements in personal lending. The specific allowance for business and government loans increased by $7 million or 2%, related to non-residential mortgage, service and retail industry sectors, partially offset by an improvement in the consumer goods manufacturing sector.

Consumer GIL decreased to $743 million from $756 million a year ago. The decrease was mainly attributable to an improvement in the personal lending portfolio. This was consistent with the downward movement in specific allowances for this portfolio, as a result of economic improvements in Canada. Both GIL and specific allowance of residential mortgages remained relatively flat in 2011.

The specific allowance for business and government loans increased to $384 million from $377 million a year ago, mainly driven by an increase outside North America, partially offset by a decrease in Canada reflecting continued improvements in the Canadian economy. Business and government GIL increased from $1,080 million to $1,102 million. The increase was primarily outside North America, partially offset by an improvement in Canada, which is consistent with the movement in specific allowance for this portfolio. Business and government GIL outside North America increased $75 million where specific allowance increased $39 million (or approximately 52% of the increase in GIL). In Canada, GIL decreased $60 million while specific allowance decreased $28 million (or approximately 47% of the decrease in GIL). Both GIL and specific allowance in the U.S. remained relatively stable in 2011. The increase in GIL outside North America was attributable to our CIBC FirstCaribbean subsidiary, which continued to be affected by global economic stresses that have had a detrimental effect on tourism and real estate development in the Caribbean. The specific allowance increased in both Europe and CIBC FirstCaribbean.

Additional information on specific allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The general allowance was $1,066 million, down $87 million from 2010. Improvements in the business and government and Visa portfolios have been offset somewhat by a build-up of the general allowance applicable to the acquired MasterCard portfolio. Since we acquired only performing accounts, the build-up in the general allowance was due to the portfolio seasoning to a normal level of delinquency.

Additional information on the general allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

The general allowance related to undrawn credit facilities was down $16 million, primarily attributed to an improvement in the credit risk profile due to improving economic conditions.

Management believes the total allowance for credit losses as at October 31, 2011 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

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Management’s discussion and analysis

Exposure to certain countries and regions

Several European countries especially Greece, Ireland, Italy, Portugal, and Spain have continued to experience credit concerns. The following table provides our direct exposure to these European countries and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We had no exposure to corporate entities in these countries and no retail or small business exposure (2010: nil). We have not purchased or sold credit derivatives on sovereigns, financial institutions, or corporations located in these countries (2010: nil). Our exposures are stated as carrying value for loans, deposits with banks and securities, notional amounts for unfunded exposures, and fair value for derivative MTM receivables.

		Loans, deposits with banks and securities		Unfunded exposure(1)	Derivative MTM Receivables
$ millions, as at October 31, 2011	Sovereign	Banks	Total	Banks	Banks
Greece	$ –	$ –	$ –	$ –	$ –
Ireland	–	10	10	2	194
Italy	–	–	–	1	57
Middle East and North Africa(2)	–	–	–	1	1
Portugal	–	–	–	–	–
Spain	–	–	–	9	6
Gross exposure	–	10	10	13	258
Less : collateral held(3)	–	–	–	–	240
Net exposure	$ –	$ 10	$ 10	$ 13	$ 18
October 31, 2010	$ 43	$ 232	$ 275	$ 16	$ 54

(1)	Unfunded exposure comprises letters of credit and guarantees.
(2)	Includes Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.
(3)	The collateral from these counterparties was in the form of cash and comprises $195 million (2010: $119 million) from banks in Ireland, $40 million (2010: $26 million) from Italy, and $5 million (2010: $9 million) from Spain.

We also have indirect exposures through securities (primarily CLOs classified as loans) on our consolidated balance sheet, and written credit protection on securities, in our structured-credit run-off portfolio (where we benefit from significant subordination to our position) to the European countries noted above. Our gross exposure before subordination amounted to $352 million (2010: $608 million). The indirect exposure is stated as carrying value for securities and notional less the fair value for derivatives where we have written protection. We have no exposure to the Middle East and North African countries noted above through these securities.

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We also have a joint venture agreement with a private equity firm which originates a pool of newly advanced fixed-rate first mortgages secured by commercial real estate in the U.S. We provide a senior-ranking credit facility to the entity with a three-year initial term. Each advance under the facility to fund a loan is subject to our credit approval. We also provided a contingent swap line relating to the entity’s interest rate hedging activity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2011	Drawn	Undrawn
Construction program	$ 155	$ 75
Interim program	2,819	339
Joint venture	405	215
Exposure, net of allowance	$ 3,379	$ 629
Of the above:
Net impaired	$ 167	$ 2
On credit watch list	271	2
Net exposure as at
October 31, 2010	$ 1,770	$ 885

As at October 31, 2011, the allowance for credit losses for this portfolio was $86 million (2010: $76 million). During the year, we recorded a provision for credit losses of $15 million (2010: $81 million).

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Management’s discussion and analysis

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2011, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2010: notional of $9 million and fair value of less than $1 million).

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this exited business:

$ millions, as at October 31, 2011 Drawn Undrawn

Manufacturing $ 379 $ 60

Publishing and printing 41 3

Telecommunications 10 5

Utilities 10 –

Business services 9 13

Transportation 8 10

Exposure, net of allowance $ 457 $ 91

Of the above:

Net impaired $8 $ –

On credit watch list 355 35

Net exposure as at

October 31, 2010 $ 721 $ 140

Our exposure has declined primarily due to repayments during the period.

As at October 31, 2011, the allowance for credit losses for this portfolio was $43 million (2010: $25 million). During the year, net provision for credit losses was $19 million (2010: $10 million).

Sale of U.S. leveraged finance to Oppenheimer We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

The following table provides a summary of our remnant positions in this business as well as the positions from the warehouse facility:

$ millions, as at October 31, 2011 Drawn Undrawn

Transportation $ 67 $ 60

Gaming and lodging 61

Healthcare 3 16

Media and advertising 9 9

Manufacturing 16 76

Other 11 17

Exposure, net of allowance $ 112 $ 179

Of the above:

Net impaired $4 $2

On credit watch list 59 59

Net exposure as at

October 31, 2010 $ 232 $ 321

Our exposure has declined primarily due to repayments during the period.

The allowance for credit losses on these loans was $13 million (2010: $16 million). During the year, net reversals of credit losses were $2 million (2010: $4 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

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Management’s discussion and analysis

Market risk is managed through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.

Our policies also outline requirements for valuation model construction, and align with accounting policies with respect to MTM and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.

In the first quarter of 2012, we will implement the Market Risk Amendment (MRA) and the Incremental Risk Charge (IRC) as required by OSFI under the Basel market risk framework. The stressed VaR measure which is part of MRA shows the VaR measure for the current portfolio if that portfolio was held at the worst period in the past five years. IRC assigns capital to the credit migration and default risk for issuer credit risk held in the trading portfolios. As a result, we expect an increase in the VaR measure and capital requirements. In the first quarter of 2011, we implemented incremental sensitivity based (ISB) enhancements to our VaR. The ISB risk measures included in our internal VaR model are equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

• Tier 1 limits are our overall market risk and worst-case scenario limits;

• Tier 2 limits are designed to control the risk profile in each business; and

• Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Risk measurement

We use the following measures for market risk:

• VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;

• Stressed VaR, which enables the meaningful comparison of the risks in different businesses and asset classes if the worst period in the last five years is applied to the current portfolio;

• IRC, which measures assigned capital due to the credit migration and default risk for issuer credit risk held in the trading portfolios;

• Stress testing and scenario analyses, which provide insight into portfolio behaviour under extreme circumstances; and

• Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Trading revenue comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. In 2011, trading revenue was $269 million (2010: $821 million; 2009: $(294) million) and trading revenue (TEB)(1) was $456 million (2010: $870 million; 2009: $(256) million).

For purposes of the VaR measures disclosed in the table and backtesting chart on the next pages, trading revenue relates to portfolios that are treated as trading for regulatory capital purposes which may differ from trading for accounting purposes and excludes accounting month-end adjustments. In particular, the VaR measures exclude positions in our structured credit run-off businesses. These positions are being managed down independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC. Commencing in the first quarter of 2011, the structured credit run-off business has been reported as part of our non-

(1) For additional information, see the “Non-GAAP measures” section.

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Management’s discussion and analysis

trading business for regulatory capital purposes. Previously, these positions were reported in our trading business.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Total market risk VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.

Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, our VaR measure does not account for any losses that may occur beyond the 99% confidence level.

To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests against defined limits to ensure we would withstand an extreme market event.

Stress testing and scenario analysis Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios used include potential market crises originating in North America, Asia, and Europe.

Our core stress testing and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

Backtesting measures whether actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. Backtesting is conducted on a daily basis at the level of consolidated CIBC and at the lower levels, including business lines and individual portfolios. Static profit and loss and trading losses in excess of the one-day VaR are investigated. The investigation process involves review of data used in the model, underlying theoretical definition of the model, overview of processes used to aggregate data and produce output information and strategic analysis of produced results. The purpose of this review is to ensure that all risk factors are identified and understood. The model validation process is performed by risk professionals who are independent of those responsible for development of the model. Validation process, overview of results and model overview are also subject to regular review by Internal Audit. Based on our backtesting results, we are able to ensure that our VaR model appropriately measures the risk.

The table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.

Total average risk for the trading portfolio was up 55% from the previous year, driven mainly by implementation of ISB risk measures to our internal VaR model.

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Management’s discussion and analysis

VaR by risk type-trading portfolio(1)

$ millions, as at or for the year ended October 31 2011(2) 2010

Year-end Average High Low Year-end Average High Low

Interest rate risk $ 2.7 $ 3.4 $ 6.7 $ 1.5 $ 3.2 $ 3.2 $ 6.2 $ 1.3

Credit spread risk 1.0 1.1 1.7 0.5 0.9 0.6 1.4 0.3

Equity risk 1.6 3.2 6.2 1.4 0.8 1.1 2.5 0.6

Foreign exchange risk 1.6 0.9 3.3 0.2 0.7 1.0 2.7 0.3

Commodity risk 0.5 1.0 1.9 0.4 0.3 0.5 3.1 0.2

Debt specific risk 2.5 2.7 5.2 1.3 2.2 1.7 2.8 1.0

Diversification effect(3) (5.7) (5.8) n/m n/m (4.0) (3.9) n/m n/m

Total risk $ 4.2 $ 6.5 $ 10.2 $ 3.4 $ 4.1 $ 4.2 $ 6.8 $ 2.6

(1) The table excludes exposures in our structured credit run-off businesses which are described in the “Structured credit run-off business” section of the MD&A.

(2) Reflects ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities for 2011. Comparative information for these measures prior to 2011 was not available.

(3) Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Trading revenue

The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2011. Trading revenue (TEB)(1) was positive for 94% of the days (2010: 93%; 2009: 91%). The trading day count methodology was changed in 2011 compared to the methodology used in 2010 and 2009. Comparative numbers for 2010 and 2009 based on the 2011 trading day count methodology were not restated as that information was not readily determinable. Daily trading losses did not exceed VaR during the year. Average daily trading revenue (TEB)(1) was $2.7 million (2010: $2.9 million; 2009: $3.3 million). The trading revenue (TEB)(1) graph below and VaR backtesting graph which follows compare the 2011 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures. As previously noted, the trading revenue disclosed in the tables is on a regulatory capital basis and excludes certain items, which may result in it being different than trading revenue for accounting purposes.

Frequency distribution of daily 2011 trading revenue (TEB)(1)(2)

Trading revenue days

70 60 50 40 30 20 10 0

Trading revenue (TEB)(1)

-3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14

$ millions

(1) For additional information, see the “Non-GAAP measures” section.

(2) Distribution of trading revenue for certain days in the first three quarters of 2011 has been revised from that previously disclosed.

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Management’s discussion and analysis

Backtesting of trading revenue (TEB)(1)(2) vs. VaR

$ millions

Trading revenue (TEB)(1) VaR

15 10 5 0 -5 -10 -15

Nov. 10 Dec. 10 Jan. 11 Feb. 11 Mar. 11 Apr. 11 May 11 June 11 Jul. 11 Aug. 11 Sep. 11 Oct. 11

(1) For additional information, see the “Non-GAAP measures” section.

(2) Distribution of trading revenue for certain days in the first three quarters of 2011 has been revised from that previously disclosed.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2011 Positive Negative Net

Maturity less than 1 year $ 216 $ 250 $ (34)

Maturity 1–3 years 163 235 (72)

Maturity 4–5 years 26 4 22

Maturity in excess of 5 years 52 4 48

Fair value of contracts $ 457 $ 493 $ (36)

Non-trading activities

Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in our asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.

Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after-tax, over a one-year term of an immediate 1% and 2% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% and 2% increase in market interest rates.

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Management’s discussion and analysis

Our total non-trading interest rate risk exposure, as at October 31, 2011, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.94 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31 2011 2010

C$ US$ Other C$ US$ Other

100 basis points increase in interest rates

Net income $ 111 $ (24) $2 $ 110 $ 12 $3

Change in present value of shareholders’ equity (188) (84) (34) (39) (17) (12)

100 basis points decrease in interest rates

Net income $ (180) $ 24 $ (2) $ (173) $ (2) $ (3)

Change in present value of shareholders’ equity 64 59 34 (68) 9 9

200 basis points increase in interest rates

Net income $ 195 $ (48) $ 4 $ 196 $ 25 $ 5

Change in present value of shareholders’ equity (380) (168) (67) (117) (33) (25)

200 basis points decrease in interest rates

Net income $ (232) $ 36 $ (5) $ (250) $ (2) $ (3)

Change in present value of shareholders’ equity 18 86 45 (161) 13 17

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by market risk management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2011 by approximately $38 million (2010: $39 million) on a pre-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a loss of $19 million (2010: loss of $24 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 15 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.

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Management’s discussion and analysis

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our merchant banking activities. Our merchant banking investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31 Amortized cost Fair value

2011 AFS securities $ 584 $ 833

Equity-accounted investments 1,128 1,171

$ 1,712 $ 2,004

2010 AFS securities $ 696 $ 1,023

Equity-accounted investments 298 324

$ 994 $ 1,347

The increase in equity-accounted investments as compared to the prior year was primarily due to the acquisition of a minority interest in ACI. See the “Significant events” section for additional details.

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Governance

In its oversight capacity, the Board establishes the liquidity risk framework that consists of policies, procedures, limits and independent monitoring structures used by us to manage and monitor its liquidity and funding risks.

ALCO oversees and approves the execution of liquidity policies and monitors our current and prospective liquidity position in relation to risk appetite and limits.

RMC annually reviews and approves policies and standards defining our liquidity risk management, measurement and reporting requirements.

The Treasurer oversees and governs our liquidity risk management framework and is responsible for maintaining the liquidity policies as well as monitoring compliance to the policies.

Policies

Our liquidity policy and framework require maintenance of a sufficient unencumbered stock of liquid assets to meet anticipated funding needs in both stable and stressed conditions for a minimum period of time as determined by the RMC. Guidelines are also set to ensure a well-diversified and balanced liability structure.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.

We maintain and periodically update a detailed contingency funding plan for responding to liquidity events. The plan is presented annually to the RMC.

Process and control

We manage our liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with the limits. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.

The primary liquidity risk metric to measure and monitor our liquidity positions is liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash

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inflows. The contractual and behavioural cash flows of on- and off-balance sheet positions are projected forward using parameters to reflect response expectations by category under given stress environments.

Collateral, which consists mainly of cash and high-quality government bonds that are generally acceptable by central banks, is primarily used to minimize exposure to counterparty credit risk. In the normal course of business, we are exposed to the risk of counterparties being unable to provide required collateral to cover their exposure with us. In addition, we are exposed to impacts of downgrades of our own credit ratings on the requirements to collateralize counterparties’ credit exposures. As part of our liquidity framework, we make prudential assumptions on intraday and other collateral requirements that may arise under hypothetical CIBC defined liquidity stress events. These requirements are pre-funded by holding appropriate liquid asset buffers in the form of unencumbered high-quality securities.

Term funding sources and strategies

We manage liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Core personal deposits remain a primary source of retail funding and totalled $111.8 billion as at October 31, 2011 (2010: $108.6 billion).

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

We were an active issuer of term debt during the year, raising US$4.0 billion and AUD1.3 billion through covered bond issuances, and over $20 billion through the issuance of Canadian deposit notes.

We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.

Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31 2011 2010(1)

Cash $ 1.4 $ 1.3

Deposits with banks 4.9 10.7

Securities issued by Canadian Governments(2) 10.1 5.4

Mortgage-backed securities(2) 18.5 20.1

Other securities(3) 44.3 40.9

Cash collateral on securities borrowed 1.8 2.4

Securities purchased

under resale agreements 26.0 34.9

$ 107.0 $115.7

(1) Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

(2) These represent government issued or guaranteed securities with residual term to contractual maturity of more than one year.

(3) Comprises AFS securities and FVO securities with residual term to contractual maturity within one year and trading securities.

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2011 totalled $28.7 billion (2010: $33.5 billion). For additional details, see Note 24 to the consolidated financial statements.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the course of the year, Fitch and Moody’s changed CIBC’s outlook from negative to stable. There have been no changes to our credit ratings during the year at major credit rating agencies, other than those noted in the footnote to the table below.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

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Our credit ratings are summarized in the table below:

Short-term debt Senior debt Subordinated debt Preferred shares(1)

As at October 31 2011 2010 2011 2010 2011 2010 2011 2010

DBRS R-1(H) R-1(H) AA AA AA(L) AA(L) Pfd-1(L) Pfd-1(L)

Fitch F1+ F1+ AA- AA- A+ A+ A A

Moody’s P-1 P-1 Aa2 Aa2 Aa3 Aa3 Baa1 Baa1

S&P A-1 A-1 A+ A+ A A P-1(L)/P-2(H) P-1(L)

(1) During the year, S&P changed its rating of CIBC’s Class A Preferred Shares Series 26 and 27 to P-2(H) following OSFI’s confirmation that these shares will be treated as NVCC under Basel III. S&P does not rate CIBC’s Class A Preferred Shares Series 29 which are also NVCC compliant.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Liabilities

The following table provides the maturity profile of liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Contractual maturity information related to derivatives is provided in Note 14 to the consolidated financial statements. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

$ millions, as at October 31 Less than 1 year 1-3 years 3-5 years Over 5 years No specified maturity 2011 Total 2010(1) Total

Liabilities

Deposits $ 72,286 $ 34,782 $ 15,325 $ 9,416 $ 123,600 $ 255,409 $ 246,671

Acceptances 9,396 — — — — 9,396 7,684

Obligations related to securities sold short 10,316 — — — — 10,316 9,673

Cash collateral on securities lent 2,850 — — — — 2,850 4,306

Obligations related to securities sold under repurchase agreements 11,456 — — — — 11,456 23,914

Other liabilities — — — — 11,987 11,987 12,740

Subordinated indebtedness — 250 — 4,740 — 4,990 4,616

$106,304 $ 35,032 $ 15,325 $ 14,156 $ 135,587 $ 306,404 $ 309,604

(1) Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

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Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

Contract amounts expiration per period

$ millions, as at October 31 Less than 1 year 1-3 years 3-5 years Over 5 years 2011 Total 2010 Total

Unutilized credit commitments(1) $ 118,187 $ 9,986 $ 10,982 $1,193 $ 140,348 $ 132,261

Backstop liquidity facilities 3,176 — — — 3,176 4,403

Standby and performance letters of credit 5,180 656 463 24 6,323 5,721

Documentary and commercial letters of credit 312 — — — 312 290

$ 126,855 $ 10,642 $ 11,445 $1,217 $ 150,159 $ 142,675

(1) Starting 2011, includes personal, home equity, and credit card lines. Prior year information has been restated accordingly.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term and capital resource needs:

Less than 1-3 3-5 Over 2011 2010

$ millions, as at October 31 1 year years years 5 years Total Total

Operating leases $ 351 $ 636 $ 506 $ 1,385 $ 2,878 $ 2,905

Purchase obligations(1) 566 831 520 434 2,351 1,752

Investment commitments(2) 354 — — — 354 294

Pension contributions(3) 230 — — — 230 216

Underwriting commitments 333 — — — 333 183

$ 1,834 $ 1,467 $ 1,026 $ 1,819 $ 6,146 $ 5,350

(1) Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2) As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3) Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2012 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.

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Process and control

Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA) under Basel II to calculate operational risk regulatory capital. Our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:

• Legal liability (with respect to third parties, clients and employees);

• Client restitution;

• Regulatory compliance and taxation violations;

• Loss or damage to assets;

• Transaction processing errors; and

• Theft, fraud and unauthorized activities.

Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.

In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.

Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.

We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/ corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the RLR Committee.

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Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993, is regularly updated and approved by the RMC. The policy commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program that is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups to ensure that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

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Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, certain structured retail deposits and business and government deposits.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

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The table below presents amounts in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC.

$ millions, as at October 31	2011			2010
	Structured credit run-off business	Total CIBC	Total CIBC(1)	Structured credit run-off business	Total CIBC	Total CIBC(1)
Assets
Trading securities	$559	$559	1.7%	$1,647	$1,647	5.8%
AFS securities	4	2,466	8.4	20	2,849	10.7
FVO securities and loans	–	10	–	9	20	0.1
Derivative instruments	1,020	1,112	3.9	1,340	1,461	5.9
Liabilities
Deposits(2)	$389	$583	33.3%	$1,063	$1,428	37.3%
Derivative instruments	1,788	2,950	9.9	2,052	3,076	11.6

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on the consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Sensitivity of level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate, on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.

Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.

ABS are sensitive to credit spreads, which we consider to be a non-observable market input.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $73 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

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Management’s discussion and analysis

For our hedged positions, there are two categories of sensitivities. The first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $20 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $9 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $48 million.

A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strips, resulting from the sale of securitized assets, would result in a net loss of approximately $21 million.

A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $102 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $147 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $15 million.

The net loss recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, was $437 million (2010: $732 million).

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2011	2010
Trading securities
Market risk	$1	$2
Derivatives
Market risk	49	64
Credit risk	229	325
Administration costs	6	6
	$285	$397

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities and retained interests in securitized assets.

AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is an OTTI. The assessment of OTTI depends on whether the instrument is debt or equity in nature.

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AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the OTTI assessment we also consider significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates, or if the issuer is experiencing significant financial difficulty, as well as our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Realized gains and losses on disposal and write-downs to reflect OTTI in the value of AFS are recorded in the consolidated statement of operations. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.

Specific allowance

Consumer loans

A specific allowance is established for residential mortgages, personal loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.

A specific allowance is not established for credit card loans and they are not classified as impaired. Instead a general allowance is established and the loans are fully written off when payments are contractually 180 days in arrears, or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest on credit card loans is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written off. See Note 5 to the consolidated financial statements for additional details.

Business and government loans

Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan before impairment.

General allowance

The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2011, our model indicated a range of outcomes for the general allowance between $568 million and $1,613 million. The general allowance of $1,066 million (2010: $1,153 million), which represents our best estimate of losses inherent but not

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specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the general allowance to increase by approximately $107 million.

Securitizations and VIEs

Securitization of our own assets

We have determined that substantially all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are either QSPEs or we are not the primary beneficiary of the entities.

Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.

For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section, Note 6 to the consolidated financial statements, and the “Valuation of financial instruments” section above.

Securitization of third-party assets

We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders, to assess whether we are the primary beneficiary and consolidator of these entities.

AcG-15, “Consolidation of Variable Interest Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.

Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment in the following circumstances: (i) when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; (ii) when we sell or dispose of a part or all of our variable interest to unrelated parties; or (iii) when the VIE issues new variable interests to unrelated parties. Where CIBC is not the primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.

Specifically, in relation to ABCP conduits (the conduits), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceed 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Securitizations and VIEs affect all our reporting segments.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2011, we had goodwill of $1.9 billion (2010: $1.9 billion) and other intangible assets with an indefinite life amounting to $136 million (2010: $136 million). Under Canadian GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared

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to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. In this second step, the implied fair value of the goodwill is based on determining the fair value of the reporting unit’s tangible and intangible assets and liabilities in a manner similar to a purchase equation and then comparing the net fair value with the fair value of the overall reporting unit determined in the first step. Where appropriate, the carrying values of our reporting units are based on economic capital models and are designed to approximate the net book value a reporting unit would have if it was a stand-alone entity.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.

We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under a discounted cash flow approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.

Our step 1 goodwill impairment tests conducted using these models during both the current and prior years indicate that the fair value of the reporting units subject to testing exceeded the carrying value, with the exception of our CIBC

FirstCaribbean reporting unit, as discussed below with respect to the current year. The valuations determined by these models are sensitive to the underlying business conditions in the markets in which the reporting units operate. Changes in estimated fair values could result in the future depending on various factors, including changes in expected economic conditions in these markets.

Using the step 1 test, the estimated fair value of our CIBC FirstCaribbean reporting unit was less than the carrying value by approximately $200 million as of the third quarter of 2011. The decline in the fair value relative to prior estimates was primarily driven by the increasingly challenging economic environment in the Caribbean and its impact on our outlook for the region.

As a result of the decline in the fair value of the CIBC FirstCaribbean reporting unit below the carrying value, we were required to perform step 2 of the impairment test as of the third quarter of 2011. The performance of this test demonstrated that the implied fair value of the goodwill continued to exceed the carrying value. Our step 2 calculation indicated that the fair value of CIBC FirstCaribbean’s watch-listed and impaired loans were below their carrying value because of our estimation of the market discount rate that a purchaser of the loans would require relative to the contractual terms of the loans. Incorporating the negative fair value adjustment to the loan portfolio into the hypothetical purchase equation performed as part of the step 2 test has the effect of increasing the implied goodwill that the actual goodwill balance is compared to. As a result, an impairment charge was not required under Canadian GAAP. Under International Financial Reporting Standards (IFRS), the determination of goodwill impairment is based on a single test similar to the step 1 test under Canadian GAAP and as a result, we expect to record a goodwill impairment charge in our 2011 IFRS comparative year results as discussed in the “Transition to International Financial Reporting Standards” section.

Our indefinite-lived intangible asset impairment tests during both the current and prior years indicate that the fair value of the indefinite-lived intangible assets subject to testing exceeded their carrying values.

These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are

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required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.

As at October 31, 2011, we had available gross future income tax assets of $825 million (2010: $1,429 million), before a valuation allowance (VA) of $32 million (2010: $66 million), and gross future income tax liabilities of $574 million (2010: $596 million). We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a VA is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the VA, will be realized prior to their expiration.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.

Contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Notes 24 and 31 to the consolidated financial statements.

Employee future benefit assumptions

We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees. The pension and other post-employment benefit expense and obligations, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments.

Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension and post-employment benefit plans, we estimate the yields of high-quality bonds with longer term maturities by extrapolating current yields on bonds with short and medium term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result,

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different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2011, the net amount of unamortized actuarial losses was $1,505 million (2010: $1,423 million) in respect of pension plans and $170 million (2010: $151 million) in respect of other post-employment benefit plans.

Our benefit plans are funded to or above the amounts required by relevant legislation or plan term. During the year, we contributed $281 million (2010: $369 million) to the defined benefit pension plans, which included $108 million (2010: $175 million) above the minimum required. Our 2011 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our principal post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $33 million (2010: $33 million).

We continue to administer a funded trust in respect of long-term disability benefits. This plan was closed to new claims effective June 1, 2004. During the year, we contributed $15 million (2010: $15 million) to the trust.

For further details of our annual pension and other post-employment expense and liability, see Note 21 to the consolidated financial statements.

Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expenses and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses for our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans.

Sensitivity analysis: Impact of a change of 100 basis points in key assumptions

$ millions, for the year ended October 31, 2011
Estimated increase (decrease) in defined benefit plan expenses for the year based on assumptions at the beginning of the year	Pension benefit plans	Other benefit plans
Discount rate
Decrease in assumption	$76	$6
Increase in assumption	(83)	(5)
Expected long-term rate of return on plan assets
Decrease in assumption	39	–
Increase in assumption	(39)	–
Rate of compensation increase
Decrease in assumption	(30)	–
Increase in assumption	33	1

$ millions, as at October 31, 2011
Estimated increase (decrease) in accrued benefit obligations as at October 31, 2011	Pension benefit plans	Other benefit plans
Discount rate
Decrease in assumption	$682	$100
Increase in assumption	(654)	(82)
Rate of compensation increase
Decrease in assumption	(120)	(2)
Increase in assumption	130	2

The sensitivity analysis contained in the table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

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Management has approved assumptions to be used for the 2012 expense calculation. The approved weighted-average discount rate for pension and other post-employment benefits and weighted-average expected long-term rate of return on plan assets for the funded defined benefit plans are unchanged from those used for the 2011 expense calculations.

As discussed in the “Transition to International Financial Reporting Standards” section, our expense calculation for 2012 will be in accordance with IFRS and as such will reflect various transition adjustments. The aggregate impact of transition adjustments together with the impact of changes in market value of the plan assets in the year is expected to be a decrease of $115 million in expense recognition for our Canadian plans for 2012.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the OTC derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking and will be implemented over several years, the impact on CIBC is difficult to anticipate until all the implementing regulations are finalized and released. The regulations enacted to date do not address the major provisions of the Dodd-Frank Act and have had a minimal effect on CIBC. At this point, we do not expect the Dodd-Frank Act to have a significant impact on our results.

Accounting developments

Changes in accounting policies

2011 and 2010

There were no changes to significant accounting policies during 2011 and 2010.

2009

Financial instruments – recognition and measurement

Effective November 1, 2008, we adopted the revised CICA handbook section 3855 “Financial Instruments – Recognition and Measurement.”

The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:

•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•

AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument-by-instrument basis. We did not elect to reclassify any AFS securities.

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Following adoption of the revised standard:

•

Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•

Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.

The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables, with no impact to retained earnings or AOCI.

We adopted the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 to the consolidated financial statements for additional details.

Financial instruments – disclosures and presentation

For the year ended October 31, 2009, we adopted the amended CICA 3862 handbook section “Financial Instruments – Disclosures,” which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 30 to the consolidated financial statements.

Intangible assets

Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets,” which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development Costs.” The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008, from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.

Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.

The transition to IFRS represents a significant initiative for CIBC and continues to progress on track with our plan. Our transition program is supported by a formal governance structure with an enterprise view and a dedicated project team and appropriately engages our external and internal auditors to review key milestones and activities as we progress through the transition.

Our IFRS transition program was divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic, which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase commenced with a detailed analysis of the IFRS standards and continued through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase, which we are currently in, will report under IFRS in 2012 and will also report on the reconciliation of Canadian GAAP to IFRS for the fiscal 2011 comparative year. We have included our November 1, 2010 opening IFRS consolidated balance sheet in Note 32 to our 2011 consolidated financial statements.

Process, financial reporting controls and technology

During the fourth quarter of 2011, we continued with the development and implementation of the business processes and internal controls over financial reporting to enable us to prepare our comparative opening November 1, 2010 consolidated balance sheet and restate our comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. These processes included the continued use of our technology-based comparative year reporting facility to track 2011 comparative IFRS financial information.

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In the first and second quarters of fiscal 2011, the focus was on preparing the IFRS opening November 1, 2010 consolidated balance sheet and our first comparative quarter of 2011. In the third quarter, we focused on the preparation of the statement of operations for the second quarter of 2011, while in the fourth quarter our focus was on the statement of operations for the third and fourth quarters of 2011. Throughout 2011, we have also been preparing the IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” transition note with the accompanying reconciliations that will be included in our first published IFRS consolidated financial statements for the quarter ending January 31, 2012. We used our comparative year reporting facility together with our associated controls and processes to prepare these IFRS reconciliations. The information in our comparative year reporting facility is being transferred into our general ledger effective November 1, 2011.

In addition, the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet was tested in the fourth quarter of 2011 and was put into production on November 1, 2011.

Concurrent with preparing for the impact of IFRS on our financial reporting, we have also prepared CIBC for impacts that IFRS has on the consolidated financial statements of our clients and counterparties, including impacts to our loan management processes, controls, and risk rating system.

Communications and training

Information regarding the progress of the project continued to be communicated to internal stakeholders throughout fiscal 2011, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including our external auditor and OSFI. We also participated in an industry-sponsored IFRS education event to communicate the broad impacts of IFRS on the banking industry to analysts and investors. We have also communicated IFRS impacts to rating agencies and expect to issue a news release in late January 2012 on the impacts of IFRS to our 2011 statement of operations.

We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of current and future IFRS and they consult with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on CIBC as well as our Canadian clients and counterparties.

While the training was completed during fiscal 2010, refresh sessions were provided in 2011 as required.

Financial impacts

The requirements concerning the transition to IFRS are set out in IFRS 1, “First-time Adoption of International Financial Reporting Standards,” which requires the preparation of an opening comparative IFRS consolidated balance sheet at November 1, 2010 (opening IFRS balance sheet).

Our opening IFRS balance sheet is included in Note 32 to our consolidated financial statements, including a description of the transitional elections and exceptions that were applied in the preparation of our opening IFRS balance sheet, as well as differences between Canadian GAAP and IFRS accounting policies that gave rise to adjustments in our opening IFRS consolidated balance sheet.

As a result of the transition to IFRS, at November 1, 2010, our consolidated assets increased by $27.3 billion, our consolidated liabilities increased by $28.4 billion (including the reclassification of non-controlling interests to equity), and our total shareholders’ equity decreased by $1.1 billion.

The decrease in our total shareholders’ equity of $1.1 billion as at November 1, 2010 included a $1.9 billion decrease in our retained earnings and a $0.8 billion increase in our AOCI. The decrease in our retained earnings was primarily due to the recognition of cumulative unamortized actuarial losses for post-employment defined benefit plans, along with other employee benefit adjustments, totalling a $1.1 billion charge (net of tax), and the reclassification of cumulative translation losses for foreign operations of $575 million at November 1, 2010 from AOCI to retained earnings.

The majority of the gross-up of the consolidated balance sheet was the result of the impact of our accounting for residential mortgages securitized through the creation of MBS, which were derecognized under Canadian GAAP upon sale to the Canada Housing Trust, but which are accounted for as secured borrowings under IFRS.

Other areas of adjustment to our opening IFRS consolidated balance sheet include, but are not limited to, consolidations, accounting for share-based compensation, measurement and impairment of equity instruments and the accounting for joint ventures. For more information on financial impacts, refer to Note 32 of our consolidated financial statements.

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In addition, in the third quarter of our 2011 comparative year, we expect to record a goodwill impairment charge of about US$200 million related to our CIBC FirstCaribbean cash generating unit. This charge results under IFRS because the determination of goodwill impairment is based on a single test similar to the step 1 test under Canadian GAAP. As discussed in the “Asset impairment” part of the “Critical accounting policies and estimates” section, a goodwill impairment charge did not result under Canadian GAAP because the step 2 impairment test, that is only required under Canadian GAAP, determined that the implied fair value of the goodwill still exceeded its carrying value. The goodwill impairment charge expected under IFRS in our comparative year is a non-cash item and does not impact our regulatory capital as goodwill is excluded from the calculation of Tier 1 Capital.

Regulatory capital impacts

The transition to IFRS is estimated to reduce Tier 1 capital and the Tier 1 ratio under Basel II as at November 1, 2011 by approximately $1.4 billion and 110 basis points, respectively, before the impact of OSFI’s transitional relief guideline. Pursuant to this guideline, we will phase-in approximately $1.3 billion of the negative Tier 1 impact on a straight-line basis such that we will obtain relief for 80% of the amount as at January 31, 2012, 60% of the amount as at April 30, 2012, 40% of the amount as at July 31, 2012, and 20% of the amount as at October 31, 2012.

The transition to IFRS will also increase our ACM of 16.0x as at October 31, 2011 under Canadian GAAP to a pro-forma ACM of approximately 18.6x under IFRS as at November 1, 2011, before the impact of OSFI’s transitional relief. The application of OSFI’s IFRS transition guideline, that excludes the mortgages that are recognized back on the consolidated balance sheet with respect to securitizations completed prior to March 31, 2010 under the CMB program, will decrease the pro-forma November 1, 2011 ACM to approximately 17.4x, while the impact of 100% of the estimated $1.3 billion of Tier 1 relief as at November 1, 2011 will further reduce the pro forma November 1, 2011 ACM to approximately 16.3x.

Future changes

The opening IFRS balance sheet has been prepared on the basis of accounting policies that we expect to apply in the preparation of our first annual IFRS consolidated financial statements for the year ending October 31, 2012, which reflect the currently effective requirements of IFRS.

The evolving nature of IFRS will result in additional accounting changes, some of which may be significant, in the years following our initial transition.

A future change to IFRS which may be significant for us is in the area of employee benefits, which will require us to reflect the funded status of our post-employment defined benefit plans on our consolidated balance sheet beginning in fiscal 2014. In addition, the IASB has issued a new standard for the classification and measurement of financial instruments, which will be effective for us in fiscal 2016, although significant revisions to the requirements of the standard may be made prior to the standard becoming effective.

Additional possible future changes to IFRS that may have a significant impact on CIBC include the areas of loan loss provisioning, hedge accounting, and lease accounting. Any changes arising from the proposed standards or revisions to existing standards will not be effective for us until the years following our IFRS transition in fiscal 2012. We will continue to monitor these proposed changes to IFRS through 2012.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.

For further details, see Note 26 to the consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2011, and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial

CIBC 2011 ANNUAL REPORT	99

Management’s discussion and analysis

reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2011, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2011, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 112 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

100	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
	Domestic assets(1)
	Cash and deposits with banks	$3,663	$3,359	$2,370	$29	$16	$26	0.79%	0.48%	1.10%
Securities	Trading	32,413	14,895	10,423	911	368	269	2.81	2.47	2.58
	AFS	14,322	19,969	21,661	479	598	589	3.34	2.99	2.72
	FVO	19,543	19,713	23,602	356	282	435	1.82	1.43	1.84
	Securities borrowed or purchased under resale agreements	21,916	18,910	19,575	249	90	190	1.14	0.48	0.97
Loans	Residential mortgages	95,547	89,714	80,551	2,913	2,566	2,284	3.05	2.86	2.84
	Personal and credit card	43,225	43,851	41,823	2,824	2,786	2,612	6.53	6.35	6.25
	Business and government	24,216	20,041	21,413	1,086	927	1,023	4.48	4.63	4.78
	Total loans	162,988	153,606	143,787	6,823	6,279	5,919	4.19	4.09	4.12
	Other interest-bearing assets	530	419	429	83	55	110	15.66	13.13	25.64
	Derivative instruments	10,093	9,459	12,120	–	–	–	–	–	–
	Customers’ liability under acceptances	8,507	7,774	9,490	–	–	–	–	–	–
	Other non-interest-bearing assets	11,102	13,761	17,977	–	–	–	–	–	–
	Total domestic assets	285,077	261,865	261,434	8,930	7,688	7,538	3.13	2.94	2.88
	Foreign assets(1)
	Cash and deposits with banks	16,242	7,694	5,973	34	36	59	0.21	0.47	0.99
Securities	Trading	2,169	5,647	6,481	47	89	149	2.17	1.58	2.30
	AFS	11,456	14,649	15,382	157	198	225	1.37	1.35	1.46
	FVO	379	416	634	13	27	38	3.43	6.49	5.99
	Securities borrowed or purchased under resale agreements	15,273	16,933	14,995	116	103	134	0.76	0.61	0.89
Loans	Residential mortgages	2,138	2,210	2,428	129	177	140	6.03	8.01	5.77
	Personal and credit card	991	1,058	1,260	72	79	100	7.27	7.47	7.94
	Business and government	15,035	17,582	18,584	571	685	911	3.80	3.90	4.90
	Total loans	18,164	20,850	22,272	772	941	1,151	4.25	4.51	5.17
	Other interest-bearing assets	43	166	140	30	13	3	69.77	7.83	2.14
	Derivative instruments	13,252	14,487	19,199	–	–	–	–	–	–
	Customers’ liability under acceptances	–	–	1	–	–	–	–	–	–
	Other non-interest-bearing assets	2,918	3,236	4,195	–	–	–	–	–	–
	Total foreign assets	79,896	84,078	89,272	1,169	1,407	1,759	1.46	1.67	1.97
	Total assets	$364,973	$345,943	$350,706	$10,099	$9,095	$9,297	2.77%	2.63%	2.65%
	Domestic liabilities(1)
Deposits	Personal	$107,384	$104,862	$96,292	$1,276	$1,398	$1,739	1.19%	1.33%	1.81%
	Business and government	101,663	82,697	76,029	1,190	571	657	1.17	0.69	0.86
	Bank	1,116	1,156	1,881	6	4	7	0.54	0.35	0.37
	Total deposits	210,163	188,715	174,202	2,472	1,973	2,403	1.18	1.05	1.38
	Derivative instruments	10,514	10,357	13,751	–	–	–	–	–	–
	Acceptances	8,508	7,774	9,499	–	–	–	–	–	–
	Obligations related to securities sold short	11,702	8,492	6,054	388	209	156	3.32	2.46	2.58
	Obligations related to securities lent or sold under repurchase agreements	15,277	25,885	32,158	215	186	252	1.41	0.72	0.78
	Other liabilities	11,147	10,183	11,574	21	(5)	18	0.19	(0.05)	0.16
	Subordinated indebtedness	5,011	4,767	5,387	207	180	183	4.13	3.78	3.40
	Preferred share liabilities	–	598	600	–	35	31	–	5.85	5.17
	Total domestic liabilities	272,322	256,771	253,225	3,303	2,578	3,043	1.21	1.00	1.20
	Foreign liabilities(1)
Deposits	Personal	6,030	6,217	6,766	73	85	119	1.21	1.37	1.76
	Business and government	37,011	30,437	32,176	209	111	263	0.56	0.36	0.82
	Bank	5,532	5,678	7,839	33	23	94	0.60	0.41	1.20
	Total deposits	48,573	42,332	46,781	315	219	476	0.65	0.52	1.02
	Derivative instruments	13,804	15,863	21,783	–	–	–	–	–	–
	Acceptances	–	–	1	–	–	–	–	–	–
	Obligations related to securities sold short	77	128	407	2	2	2	2.60	1.56	0.49
	Obligations related to securities lent or sold under repurchase agreements	11,880	13,494	11,214	82	109	269	0.69	0.81	2.40
	Other liabilities	919	1,637	2,516	39	(25)	88	4.24	(1.53)	3.50
	Subordinated indebtedness	566	622	866	8	8	25	1.41	1.29	2.89
	Non-controlling interests	161	168	179	–	–	–	–	–	–
	Total foreign liabilities	75,980	74,244	83,747	446	313	860	0.59	0.42	1.03
	Total liabilities	348,302	331,015	336,972	3,749	2,891	3,903	1.08	0.87	1.16
	Shareholders’ equity	16,671	14,928	13,734	–	–	–	–	–	–
	Total liabilities and shareholders’ equity	$364,973	$345,943	$350,706	$3,749	$2,891	$3,903	1.03%	0.84%	1.11%
	Net interest income and margin				$6,350	$6,204	$5,394	1.74%	1.79%	1.54%
	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$26,505	$26,125	$22,977
	Foreign	$2,875	$2,234	$3,405

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2011 ANNUAL REPORT	101

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2011/2010			2010/2009
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets(1)
	Cash and deposits with banks	$1	$12	$13	$11	$(21)	$(10)
Securities	Trading	433	110	543	115	(16)	99
	AFS	(169)	50	(119)	(46)	55	9
	FVO	(2)	76	74	(72)	(81)	(153)
	Securities borrowed or purchased under resale agreements	14	145	159	(6)	(94)	(100)
Loans	Residential mortgages	167	180	347	260	22	282
	Personal and credit card	(40)	78	38	127	47	174
	Business and government	193	(34)	159	(66)	(30)	(96)
	Total loans	320	224	544	321	39	360
	Other interest-bearing assets	15	13	28	(3)	(52)	(55)
	Change in domestic interest income	612	630	1,242	320	(170)	150
	Foreign assets(1)
	Cash and deposits with banks	40	(42)	(2)	17	(40)	(23)
Securities	Trading	(55)	13	(42)	(19)	(41)	(60)
	AFS	(43)	2	(41)	(11)	(16)	(27)
	FVO	(2)	(12)	(14)	(13)	2	(11)
	Securities borrowed or purchased under resale agreements	(10)	23	13	17	(48)	(31)
Loans	Residential mortgages	(6)	(42)	(48)	(13)	50	37
	Personal and credit card	(5)	(2)	(7)	(16)	(5)	(21)
	Business and government	(99)	(15)	(114)	(49)	(177)	(226)
	Total loans	(110)	(59)	(169)	(78)	(132)	(210)
	Other interest-bearing assets	(10)	27	17	1	9	10
	Change in foreign interest income	(190)	(48)	(238)	(86)	(266)	(352)
	Total change in interest income	$422	$582	$1,004	$234	$(436)	$(202)
	Domestic liabilities(1)
Deposits	Personal	$34	$(156)	$(122)	$155	$(496)	$(341)
	Business and government	131	488	619	58	(144)	(86)
	Bank	–	2	2	(3)	–	(3)
	Total deposits	165	334	499	210	(640)	(430)
	Obligations related to securities sold short	79	100	179	63	(10)	53
	Obligations related to securities lent or sold under repurchase agreements	(76)	105	29	(49)	(17)	(66)
	Other liabilities	–	26	26	(2)	(21)	(23)
	Subordinated indebtedness	9	18	27	(21)	18	(3)
	Preferred share liabilities	(35)	–	(35)	–	4	4
	Change in domestic interest expense	142	583	725	201	(666)	(465)
	Foreign liabilities(1)
Deposits	Personal	(3)	(9)	(12)	(10)	(24)	(34)
	Business and government	24	74	98	(14)	(138)	(152)
	Bank	(1)	11	10	(26)	(45)	(71)
	Total deposits	20	76	96	(50)	(207)	(257)
	Obligations related to securities sold short	(1)	1	–	(1)	1	–
	Obligations related to securities lent or sold under repurchase agreements	(13)	(14)	(27)	55	(215)	(160)
	Other liabilities	11	53	64	(31)	(82)	(113)
	Subordinated indebtedness	(1)	1	–	(7)	(10)	(17)
	Change in foreign interest expense	16	117	133	(34)	(513)	(547)
	Total change in interest expense	$158	$700	$858	$167	$(1,179)	$(1,012)
	Change in total net interest income	$264	$(118)	$146	$67	$743	$810

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

102	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada(1)					U.S.(1)
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Residential mortgages	$97,365	$91,338	$83,837	$88,185	$89,772	$1	$1	$1	$1	$3
Student	384	523	677	858	1,060	–	–	–	–	–
Personal	33,202	32,365	31,729	29,648	26,640	132	241	162	215	155
Credit card	9,855	11,508	11,121	10,329	8,737	24	30	28	25	23
Total net consumer loans	140,806	135,734	127,364	129,020	126,209	157	272	191	241	181
Non-residential mortgages	7,055	6,339	5,789	5,790	4,892	2	2	3	77	531
Financial institutions	2,115	1,852	2,422	4,107	2,757	427	352	644	1,045	310
Retail and wholesale	2,645	2,487	1,926	2,261	2,088	43	52	115	193	266
Business services	3,323	2,773	2,701	2,951	3,106	221	403	455	558	365
Manufacturing – capital goods	1,078	970	709	860	829	129	12	26	296	250
Manufacturing – consumer goods	1,287	1,016	787	951	1,123	50	18	17	90	195
Real estate and construction	4,114	3,123	2,903	2,975	2,602	3,215	1,563	2,054	2,138	999
Agriculture	3,584	3,240	2,897	3,058	2,890	–	(1)	(1)	–	10
Oil and gas	2,883	2,418	3,091	3,605	3,851	413	145	12	58	114
Mining	285	123	501	1,763	513	78	32	–	39	11
Forest products	415	376	299	340	474	52	–	61	93	94
Hardware and software	243	223	172	190	238	73	33	43	140	169
Telecommunications and cable	213	264	148	565	507	12	13	34	107	112
Publishing, printing, and broadcasting	404	386	505	580	523	–	–	–	59	100
Transportation	699	750	800	627	616	338	359	294	460	623
Utilities	674	795	667	862	258	246	99	57	162	179
Education, health and social services	1,753	1,301	1,240	1,296	1,222	46	46	47	119	83
Governments	785	759	685	856	824	–	–	–	–	–
Others	1,972	358	96	–	–	845	1,031	1,128	–	–
General allowance allocated to business and government loans	(246)	(217)	(254)	(282)	(279)	(54)	(67)	(76)	(42)	(54)
Total net business and government loans including acceptances	35,281	29,336	28,084	33,355	29,034	6,136	4,092	4,913	5,592	4,357
Total net loans and acceptances	$176,087	$165,070	$155,448	$162,375	$155,243	$6,293	$4,364	$5,104	$5,833	$4,538

Analysis of net loans and acceptances (continued)
	Other(1)					Total
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Residential mortgages	$2,191	$2,190	$2,272	$2,463	$1,848	$99,557	$93,529	$86,110	$90,649	$91,623
Student	1	1	1	1	1	385	524	678	859	1,061
Personal	637	688	759	909	782	33,971	33,294	32,650	30,772	27,577
Credit card	118	111	110	126	102	9,997	11,649	11,259	10,480	8,862
Total net consumer loans	2,947	2,990	3,142	3,499	2,733	143,910	138,996	130,697	132,760	129,123
Non-residential mortgages	291	392	495	519	343	7,348	6,733	6,287	6,386	5,766
Financial institutions	1,003	1,032	971	1,245	1,498	3,545	3,236	4,037	6,397	4,565
Retail and wholesale	351	391	462	775	726	3,039	2,930	2,503	3,229	3,080
Business services	1,033	1,053	1,361	1,837	1,468	4,577	4,229	4,517	5,346	4,939
Manufacturing-capital goods	233	269	329	73	105	1,440	1,251	1,064	1,229	1,184
Manufacturing-consumer goods	268	253	296	365	373	1,605	1,287	1,100	1,406	1,691
Real estate and construction	572	681	755	613	231	7,901	5,367	5,712	5,726	3,832
Agriculture	94	104	114	142	116	3,678	3,343	3,010	3,200	3,016
Oil and gas	–	–	–	–	–	3,296	2,563	3,103	3,663	3,965
Mining	109	129	348	1,149	1,319	472	284	849	2,951	1,843
Forest products	32	31	21	28	73	499	407	381	461	641
Hardware and software	22	242	271	243	169	338	498	486	573	576
Telecommunications and cable	58	33	44	213	465	283	310	226	885	1,084
Publishing, printing and broadcasting	41	36	39	10	133	445	422	544	649	756
Transportation	380	249	273	369	397	1,417	1,358	1,367	1,456	1,636
Utilities	272	310	351	247	264	1,192	1,204	1,075	1,271	701
Education, health and social services	23	27	19	–	52	1,822	1,374	1,306	1,415	1,357
Governments	901	633	567	822	473	1,686	1,392	1,252	1,678	1,297
Others	3,389	6,312	5,255	–	–	6,206	7,701	6,479	–	–
General allowance allocated to business and government loans	(20)	(25)	(56)	(34)	(41)	(320)	(309)	(386)	(358)	(374)
Total net business and government loans including acceptances	9,052	12,152	11,915	8,616	8,164	50,469	45,580	44,912	47,563	41,555
Total net loans and acceptances	$11,999	$15,142	$15,057	$12,115	$10,897	$194,379	$184,576	$175,609	$180,323	$170,678

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2011 ANNUAL REPORT	103

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2011	2010	2009	2008	2007
Balance at beginning of year	$1,784	$2,043	$1,523	$1,443	$1,444
Provision for credit losses	841	1,046	1,649	773	603
Write-offs
Domestic
Residential mortgages	14	9	7	4	5
Student	5	9	11	11	13
Personal and credit card	840	1,054	1,034	681	673
Other business and government	103	150	115	113	131
Foreign
Residential mortgages	1	3	2	–	2
Personal and credit card	14	17	13	6	22
Other business and government	55	176	41	35	15
Total write-offs	1,032	1,418	1,223	850	861
Recoveries
Domestic
Student	–	–	1	1	2
Personal and credit card	99	109	89	87	77
Other business and government	10	8	8	13	19
Foreign
Personal and credit card	1	2	3	5	2
Other business and government	2	4	20	8	47
Total recoveries	112	123	121	114	147
Net write-offs	920	1,295	1,102	736	714
Foreign exchange and other adjustments	(10)	(10)	(27)	43	110
Balance at end of year	$1,695	$1,784	$2,043	$1,523	$1,443
Comprised of:
Loans	$1,647	$1,720	$1,960	$1,446	$1,443
Letters of credit	–	–	1	–	–
Undrawn credit facilities	48	64	82	77	–
Ratio of net write-offs during year to average loans outstanding during year	0.51%	0.74%	0.66%	0.45%	0.46%

Specific allowances for credit losses as a percentage of gross impaired loans

	Specific allowance for credit losses					Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Domestic(1)
Residential mortgages	$16	$19	$14	$9	$11	7.0%	7.3%	6.1%	6.3%	9.2%
Personal loans	186	193	226	169	183	87.7	88.9	94.2	79.0	83.9
Business and government	92	120	134	121	133	58.6	55.3	51.9	71.2	66.2
Total domestic	$294	$332	$374	$299	$327	49.1%	47.9%	51.4%	56.7%	60.8%
Foreign(1)
Residential mortgages	$18	$11	$21	$27	$19	8.1%	5.7%	12.2%	18.8%	19.0%
Personal loans	25	31	32	38	24	31.6	35.6	37.6	45.8	42.9
Business and government	292	257	308	79	61	30.9	29.8	33.3	34.5	36.1
Total foreign	$335	$299	$361	$144	$104	26.9%	26.2%	30.5%	31.6%	32.0%
Total specific allowance	$629	$631	$735	$443	$431	34.1%	34.4%	38.5%	45.1%	49.9%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

104	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

General allowance as a percentage of total net loans

$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Domestic(1)
Residential mortgages	$10	$5	$4	$6	$8	–%	–%	–%	–%	–%
Personal loans	270	287	279	280	354	0.8	0.9	0.9	0.9	1.3
Credit cards	410	477	548	348	258	4.2	4.1	4.9	3.4	3.0
Business and government	246	217	254	282	279	0.7	0.7	0.9	0.8	1.0
Total domestic	$936	$986	$1,085	$916	$899	0.5%	0.6%	0.7%	0.6%	0.6%
Foreign(1)
Residential mortgages	$2	$4	$3	$4	$3	0.1%	0.2%	0.1%	0.2%	0.2%
Personal loans	5	6	4	6	14	0.6	0.6	0.4	0.5	1.5
Credit cards	1	1	1	1	1	0.7	0.7	0.7	0.7	0.8
Business and government	74	92	132	76	95	0.5	0.6	0.8	0.5	0.8
Total foreign	$82	$103	$140	$87	$113	0.4%	0.5%	0.7%	0.5%	0.7%
Total general allowance	$1,018	$1,089	$1,225	$1,003	$1,012	0.5%	0.6%	0.7%	0.6%	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2011	2010	2009	2008	2007
Canada
Atlantic provinces	$9,724	$9,446	$8,903	$8,977	$8,848
Quebec	14,726	13,779	12,435	12,693	12,052
Ontario	84,427	77,791	72,527	76,065	74,362
Prairie provinces	8,393	7,934	7,348	7,152	6,281
Alberta, Northwest Territories and Nunavut	28,658	27,667	27,336	28,145	26,654
British Columbia and Yukon	31,095	29,439	27,984	30,259	27,945
General allowance allocated to Canada	(936)	(986)	(1,085)	(916)	(899)
Total Canada	$176,087	$165,070	$155,448	$162,375	$155,243
U.S.	$6,293	$4,364	$5,104	$5,833	$4,538
Other countries	$11,999	$15,142	$15,057	$12,115	$10,897
Total net loans and acceptances	$194,379	$184,576	$175,609	$180,323	$170,678

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2011 ANNUAL REPORT	105

Management’s discussion and analysis

Impaired loans before general allowance

	Canada(1)					U.S.(1)
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Gross impaired loans
Residential mortgages	$230	$259	$230	$143	$119	$–	$–	$–	$–	$–
Student	17	23	29	33	41	–	–	–	–	–
Personal	195	194	211	181	177	–	–	–	–	–
Total gross impaired consumer loans	442	476	470	357	337	–	–	–	–	–
Non-residential mortgages	4	8	8	4	3	–	–	–	–	–
Financial institutions	1	1	1	4	6	–	–	135	–	–
Retail, wholesale and business services	47	57	97	89	95	51	51	45	–	20
Manufacturing – consumer and capital goods	16	46	49	17	26	5	16	31	2	3
Real estate and construction	24	54	16	8	19	211	183	244	2	–
Agriculture	15	6	9	20	33	–	–	–	–	–
Resource-based industries	4	26	26	20	4	–	–	–	–	–
Telecommunications, media and technology	39	10	44	3	6	–	–	–	2	1
Transportation	5	7	5	3	5	3	13	19	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	3	2	4	–	–	–	–	–
Total gross impaired – business and government loans	157	217	258	170	201	270	263	474	6	24
Total gross impaired loans	599	693	728	527	538	270	263	474	6	24
Other past due loans(2)	325	376	472	366	60	–	–	–	5	–
Total gross impaired and other past due loans	$924	$1,069	$1,200	$893	$598	$270	$263	$474	$11	$24
Allowance for credit losses
Residential mortgages	$16	$19	$14	$9	$11	$–	$–	$–	$–	$–
Student	5	7	12	11	16	–	–	–	–	–
Personal	181	186	214	158	167	–	–	–	–	–
Total allowance – consumer loans	202	212	240	178	194	–	–	–	–	–
Non-residential mortgages	3	2	2	1	1	–	–	–	–	–
Financial institutions	1	1	1	1	1	–	–	17	–	–
Retail, wholesale and business services	36	36	59	74	66	19	22	10	–	14
Manufacturing – consumer and capital goods	8	23	27	11	17	4	7	17	1	3
Real estate and construction	11	18	8	8	13	72	63	89	2	–
Agriculture	5	4	6	10	18	–	1	1	–	–
Resource-based industries	3	19	12	7	3	–	–	–	–	–
Telecommunications, media and technology	18	9	13	3	6	–	–	–	1	–
Transportation	5	7	5	4	5	3	9	13	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	1	1	2	3	–	–	–	–	–
Total allowance – business and government loans	92	120	134	121	133	98	102	147	4	17
Total allowance	$294	$332	$374	$299	$327	$98	$102	$147	$4	$17
Net impaired loans
Residential mortgages	$214	$240	$216	$134	$108	$–	$–	$–	$–	$–
Student	12	16	17	22	25	–	–	–	–	–
Personal	14	8	(3)	23	10	–	–	–	–	–
Total net impaired consumer loans	240	264	230	179	143	–	–	–	–	–
Non-residential mortgages	1	6	6	3	2	–	–	–	–	–
Financial institutions	–	–	–	3	5	–	–	118	–	–
Retail, wholesale and business services	11	21	38	15	29	32	29	35	–	6
Manufacturing – consumer and capital goods	8	23	22	6	9	1	9	14	1	–
Real estate and construction	13	36	8	–	6	139	120	155	–	–
Agriculture	10	2	3	10	15	–	(1)	(1)	–	–
Resource-based industries	1	7	14	13	1	–	–	–	–	–
Telecommunications, media and technology	21	1	31	–	–	–	–	–	1	1
Transportation	–	–	–	(1)	–	–	4	6	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	1	2	–	1	–	–	–	–	–
Total net impaired – business and government loans	65	97	124	49	68	172	161	327	2	7
Total net impaired loans	$305	$361	$354	$228	$211	$172	$161	$327	$2	$7

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

106	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Impaired loans before general allowance (continued)

					Other	(1)	Total
$ millions, as at October 31	2011	2010	2009	2008	2007		2011	2010	2009	2008	2007
Gross impaired loans
Residential mortgages	$222	$193	$172	$144	$100		$452	$452	$402	$287	$219
Student	–	–	–	–	–		17	23	29	33	41
Personal	79	87	85	83	56		274	281	296	264	233
Total gross impaired consumer loans	301	280	257	227	156		743	756	727	584	493
Non-residential mortgages	71	67	57	28	34		75	75	65	32	37
Financial institutions	3	4	3	1	–		4	5	139	5	6
Retail, wholesale and business services	213	172	132	70	28		311	280	274	159	143
Manufacturing – consumer and capital goods	56	51	16	7	4		77	113	96	26	33
Real estate and construction	269	228	115	76	59		504	465	375	86	78
Agriculture	23	20	14	15	10		38	26	23	35	43
Resource-based industries	3	–	–	1	–		7	26	26	21	4
Telecommunications, media and technology	9	32	90	–	–		48	42	134	5	7
Transportation	28	25	24	23	10		36	45	48	26	15
Utilities	–	1	1	1	–		–	1	1	1	–
Other	–	–	–	1	–		2	2	3	3	4
Total gross impaired – business and government loans	675	600	452	223	145		1,102	1,080	1,184	399	370
Total gross impaired loans	976	880	709	450	301		1,845	1,836	1,911	983	863
Other past due loans(2)	11	5	6	3	–		336	381	478	374	60
Total gross impaired and other past due loans	$987	$885	$715	$453	$301		$2,181	$2,217	$2,389	$1,357	$923
Allowance for credit losses
Residential mortgages	$18	$11	$21	$27	$19		$34	$30	$35	$36	$30
Student	–	–	–	–	–		5	7	12	11	16
Personal	25	31	32	38	24		206	217	246	196	191
Total allowance – consumer loans	43	42	53	65	43		245	254	293	243	237
Non-residential mortgages	26	14	9	4	3		29	16	11	5	4
Financial institutions	1	1	1	–	–		2	2	19	1	1
Retail, wholesale and business services	61	50	46	30	13		116	108	115	104	93
Manufacturing – consumer and capital goods	37	17	5	3	2		49	47	49	15	22
Real estate and construction	40	46	27	27	19		123	127	124	37	32
Agriculture	12	9	6	4	2		17	14	13	14	20
Resource-based industries	1	–	–	–	–		4	19	12	7	3
Telecommunications, media and technology	9	11	59	–	–		27	20	72	4	6
Transportation	7	7	7	6	5		15	23	25	10	10
Utilities	–	–	1	1	–		–	–	1	1	–
Other	–	–	–	–	–		2	1	1	2	3
Total allowance – business and government loans	194	155	161	75	44		384	377	442	200	194
Total allowance	$237	$197	$214	$140	$87		$629	$631	$735	$443	$431
Net impaired loans
Residential mortgages	$204	$182	$151	$117	$81		$418	$422	$367	$251	$189
Student	–	–	–	–	–		12	16	17	22	25
Personal	54	56	53	45	32		68	64	50	68	42
Total net impaired consumer loans	258	238	204	162	113		498	502	434	341	256
Non-residential mortgages	45	53	48	24	31		46	59	54	27	33
Financial institutions	2	3	2	1	–		2	3	120	4	5
Retail, wholesale and business services	152	122	86	40	15		195	172	159	55	50
Manufacturing – consumer and capital goods	19	34	11	4	2		28	66	47	11	11
Real estate and construction	229	182	88	49	40		381	338	251	49	46
Agriculture	11	11	8	11	8		21	12	10	21	23
Resource-based industries	2	–	–	1	–		3	7	14	14	1
Telecommunications, media and technology	–	21	31	–	–		21	22	62	1	1
Transportation	21	18	17	17	5		21	22	23	16	5
Utilities	–	1	–	–	–		–	1	–	–	–
Other	–	–	–	1	–		–	1	2	1	1
Total net impaired – business and government loans	481	445	291	148	101		718	703	742	199	176
Total net impaired loans	$739	$683	$495	$310	$214		$1,216	$1,205	$1,176	$540	$432

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

CIBC 2011 ANNUAL REPORT	107

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate

$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009

Deposits in domestic bank offices(1)
Payable on demand
Personal	$7,390	$7,026	$5,967	$7	$3	$5	0.09%	0.04%	0.08%
Business and government	28,630	25,632	23,539	113	46	59	0.39	0.18	0.25
Bank	1,406	1,299	1,193	4	2	4	0.28	0.15	0.34
Payable after notice
Personal	60,364	56,735	45,135	383	286	329	0.63	0.50	0.73
Business and government	12,868	11,812	8,622	123	62	48	0.96	0.52	0.56
Bank	9	4	1	–	–	–	–	–	–
Payable on a fixed date
Personal	41,322	42,749	46,932	905	1,143	1,438	2.19	2.67	3.06
Business and government	60,894	46,073	45,192	954	493	448	1.57	1.07	0.99
Bank	566	560	1,062	6	2	4	1.06	0.36	0.38

Total domestic	213,449	191,890	177,643	2,495	2,037	2,335	1.17	1.06	1.31

Deposits in foreign bank offices
Payable on demand
Personal	435	439	482	3	3	5	0.69	0.68	1.04
Business and government	2,356	2,320	2,912	3	6	5	0.13	0.26	0.17
Bank	36	80	272	4	4	4	11.11	5.00	1.47
Payable after notice
Personal	1,884	1,916	2,055	35	39	49	1.86	2.04	2.38
Business and government	506	647	662	1	1	1	0.20	0.15	0.15
Payable on a fixed date
Personal	2,019	2,214	2,487	16	9	32	0.79	0.41	1.29
Business and government	33,420	26,650	27,278	205	74	359	0.61	0.28	1.32
Bank	4,631	4,891	7,192	25	19	89	0.54	0.39	1.24

Total foreign	45,287	39,157	43,340	292	155	544	0.64	0.40	1.26

Total deposits	$258,736	$231,047	$220,983	$2,787	$2,192	$2,879	1.08%	0.95%	1.30%

(1) Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2010: $3.6 billion; 2009: $4.2 billion).
Short-term borrowings
$ millions, as at or for the year ended October 31							2011	2010	2009

Amounts outstanding at end of year
Obligations related to securities sold short							$10,316	$9,673	$5,916
Obligations related to securities lent or sold under repurchase agreements							14,306	28,220	37,453

Total short-term borrowings							$24,622	$37,893	$43,369

Obligations related to securities sold short
Average balance							$11,779	$8,620	$6,461
Maximum month-end balance							13,410	10,554	7,368
Average interest rate							3.30%	2.45%	2.45%
Obligations related to securities lent or sold under repurchase agreements
Average balance							27,157	39,379	43,372
Maximum month-end balance							36,410	45,886	49,211
Average interest rate							1.09%	0.75%	1.20%

Fees paid to the shareholders’ auditors
$ millions, for the year ended October 31							2011	2010	2009

Audit fees(1)							$17.9	$16.3	$19.0
Audit related fees(2)							2.6	2.8	2.2
Tax fees(3)							0.8	0.4	0.4
Other							0.1	–	–

Total							$21.4	$19.5	$21.6

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

108	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated financial statements

110	Financial reporting responsibility

111	Independent auditors’ report of registered public accounting firm to shareholders

113	Consolidated balance sheet

114	Consolidated statement of operations

115	Consolidated statement of comprehensive income

116	Consolidated statement of changes in shareholders’ equity

117	Consolidated statement of cash flows

118	Notes to the consolidated financial statements

118	Note 1	–	Summary of significant accounting policies

128	Note 2	–	Fair value of financial instruments

136	Note 3	–	Significant acquisitions and disposition

138	Note 4	–	Securities

141	Note 5	–	Loans

143	Note 6	–	Securitizations and variable interest entities

149	Note 7	–	Land, buildings and equipment

150	Note 8	–	Goodwill, software and other intangible assets

151	Note 9	–	Other assets

152	Note 10	–	Deposits

152	Note 11	–	Other liabilities

153	Note 12	–	Trading activities

154	Note 13	–	Financial instruments designated at fair value

155	Note 14	–	Derivative instruments

161	Note 15	–	Designated accounting hedges

162	Note 16	–	Subordinated indebtedness

163	Note 17	–	Common and preferred share capital and preferred share liabilities

167	Note 18	–	Capital Trust securities

168	Note 19	–	Interest rate sensitivity

169	Note 20	–	Stock-based compensation

172	Note 21	–	Employee future benefits

176	Note 22	–	Income taxes

179	Note 23	–	Earnings per share

179	Note 24	–	Commitments, guarantees, pledged assets and contingent liabilities

184	Note 25	–	Concentration of credit risk

185	Note 26	–	Related-party transactions

186	Note 27	–	Investments in joint ventures and equity-accounted associates

187	Note 28	–	Significant subsidiaries

188	Note 29	–	Segmented and geographic information

191	Note 30	–	Financial instruments – disclosures

193	Note 31	–	Reconciliation of Canadian and U.S. generally accepted accounting principles

215	Note 32	–	Transition to International Financial Reporting Standards

CIBC 2011 ANNUAL REPORT	109

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX). CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	November 30, 2011

110	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2011, in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2011 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2011

CIBC 2011 ANNUAL REPORT	111

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on internal controls under standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011 of CIBC and our report dated November 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2011

112	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2011	2010(1)
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$2,190
Interest-bearing deposits with banks	4,442	9,862
Securities (Note 4)
Trading (Note 12)	32,797	28,557
Available-for-sale (AFS)	29,212	26,621
Designated at fair value (FVO) (Note 13)	20,064	22,430
	82,073	77,608
Cash collateral on securities borrowed	1,838	2,401
Securities purchased under resale agreements	26,002	34,941
Loans (Note 5)
Residential mortgages	99,603	93,568
Personal	34,842	34,335
Credit card	10,408	12,127
Business and government	41,812	38,582
Allowance for credit losses	(1,647)	(1,720)
	185,018	176,892
Other
Derivative instruments (Note 14)	28,259	24,682
Customers’ liability under acceptances	9,361	7,684
Land, buildings and equipment (Note 7)	1,676	1,660
Goodwill (Note 8)	1,894	1,913
Software and other intangible assets (Note 8)	654	609
Investments in equity-accounted associates	1,128	298
Other assets (Note 9)	9,499	11,300
	52,471	48,146
	$353,699	$352,040
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$116,592	$113,294
Business and government	134,636	127,759
Bank	4,181	5,618
	255,409	246,671
Obligations related to securities sold short	10,316	9,673
Cash collateral on securities lent	2,850	4,306
Obligations related to securities sold under repurchase agreements	11,456	23,914
Other
Derivative instruments (Note 14)	29,807	26,489
Acceptances	9,396	7,684
Other liabilities (Note 11)	11,823	12,572
	51,026	46,745
Subordinated indebtedness (Note 16)	5,138	4,773
Non-controlling interests	164	168
Shareholders’ equity
Preferred shares (Note 17)	2,756	3,156
Common shares (Note 17)	7,376	6,804
Contributed surplus	90	96
Retained earnings	7,605	6,095
Accumulated other comprehensive income (AOCI)	(487)	(361)
	17,340	15,790
	$353,699	$352,040

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

CIBC 2011 ANNUAL REPORT	113

Consolidated financial statements

Consolidated statement of operations

$ millions, except as noted, for the year ended October 31	2011	2010	2009
Interest income
Loans	$7,708	$7,288	$7,183
Securities	1,963	1,562	1,705
Securities borrowed or purchased under resale agreements	365	193	324
Deposits with banks	63	52	85
	10,099	9,095	9,297
Interest expense
Deposits	2,787	2,192	2,879
Other liabilities	747	476	785
Subordinated indebtedness	215	188	208
Preferred share liabilities (Note 17)	–	35	31
	3,749	2,891	3,903
Net interest income	6,350	6,204	5,394
Non-interest income
Underwriting and advisory fees	514	426	478
Deposit and payment fees	756	756	773
Credit fees	381	341	304
Card fees	99	304	328
Investment management and custodial fees	486	459	419
Mutual fund fees	849	751	658
Insurance fees, net of claims	320	277	258
Commissions on securities transactions	496	474	472
Trading (loss) income (Note 12)	(74)	603	(531)
AFS securities gains, net (Note 4)	407	400	275
FVO losses, net (Note 13)	(134)	(623)	(33)
Income from securitized assets	1,063	631	518
Foreign exchange other than trading	237	683	496
Other	499	399	119
	5,899	5,881	4,534
Total revenue	12,249	12,085	9,928
Provision for credit losses (Note 5)	841	1,046	1,649
Non-interest expenses
Employee compensation and benefits	4,163	3,871	3,610
Occupancy costs	664	648	597
Computer, software and office equipment	994	1,003	1,010
Communications	297	290	288
Advertising and business development	214	197	173
Professional fees	179	210	189
Business and capital taxes	38	88	117
Other	801	720	676
	7,350	7,027	6,660
Income before income taxes and non-controlling interests	4,058	4,012	1,619
Income tax expense (Note 22)	969	1,533	424
	3,089	2,479	1,195
Non-controlling interests	10	27	21
Net income	$3,079	$2,452	$1,174
Preferred share dividends and premiums (Note 17)	(177)	(169)	(162)
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)
– Basic	396,233	387,802	381,677
– Diluted	397,097	388,807	382,442
Earnings per share (in dollars) (Note 23)
– Basic	$7.32	$5.89	$2.65
– Diluted	$7.31	$5.87	$2.65
Dividends per common share (in dollars) (Note 17)	$3.51	$3.48	$3.48

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

114	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2011	2010	2009
Net income	$3,079	$2,452	$1,174
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	(92)	(290)	(523)
Net (gains) losses on investment in self-sustaining foreign operations reclassified to net income	41	1,079	135
Net gains (losses) on hedges of investment in self-sustaining foreign operations	13	88	392
Net (gains) losses on hedges of investment in self-sustaining foreign operations reclassified to net income	(37)	(957)	(142)
	(75)	(80)	(138)
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	110	303	462
Net (gains) losses on AFS securities reclassified to net income	(140)	(230)	(236)
	(30)	73	226
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(9)	(26)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	25	10
	(21)	16	(16)
Total OCI	(126)	9	72
Comprehensive income	$2,953	$2,461	$1,246

$ millions, for the year ended October 31	2011	2010	2009
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	$(1)	$(1)	$34
Net (gains) losses on hedges of investment in self-sustaining foreign operations	(2)	(18)	(120)
Net (gains) losses on hedges of investment in self-sustaining foreign operations reclassified to net income	21	536	104
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(29)	(100)	(151)
Net (gains) losses on AFS securities reclassified to net income	30	68	111
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	3	13
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	(3)	(9)
	$28	$485	$(18)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2011 ANNUAL REPORT	115

Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

$ millions, for the year ended October 31	2011	2010	2009
Preferred shares (Note 17)
Balance at beginning of year	$3,156	$3,156	$2,631
Issue of preferred shares	–	–	525
Redemption of preferred shares	(400)	–	–
Balance at end of year	$2,756	$3,156	$3,156
Common shares (Note 17)
Balance at beginning of year	$6,804	$6,241	$6,063
Issue of common shares	575	563	178
Treasury shares	(3)	–	–
Balance at end of year	$7,376	$6,804	$6,241
Contributed surplus
Balance at beginning of year	$96	$92	$96
Stock option expense	7	11	12
Stock options exercised	(12)	(4)	(1)
Other	(1)	(3)	(15)
Balance at end of year	$90	$96	$92
Retained earnings
Balance at beginning of year, as previously reported	$6,095	$5,156	$5,483
Adjustment for change in accounting policies	–	–	(6)(1)
Balance at beginning of year, as restated	6,095	5,156	5,477
Net income	3,079	2,452	1,174
Dividends (Note 17)
Common	(1,391)	(1,350)	(1,328)
Preferred	(165)	(169)	(162)
Premium on redemption of preferred shares	(12)	–	–
Other	(1)	6	(5)
Balance at end of year	$7,605	$6,095	$5,156
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(575)	$(495)	$(357)
Net change in foreign currency translation adjustments	(75)	(80)	(138)
Balance at end of year	$(650)	$(575)	$(495)
Net unrealized gains (losses) on AFS securities
Balance at beginning of year	$197	$124	$(102)
Net change in AFS securities	(30)	73	226
Balance at end of year(2)	$167	$197	$124
Net gains (losses) on cash flow hedges
Balance at beginning of year	$17	$1	$17
Net change in cash flow hedges	(21)	16	(16)
Balance at end of year	$(4)	$17	$1
Total AOCI, net of tax(3)	$(487)	$(361)	$(370)
Retained earnings and AOCI	$7,118	$5,734	$4,786
Shareholders’ equity at end of year	$17,340	$15,790	$14,275

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 21 for additional details.
(2)	Includes $42 million (2010: $53 million; 2009: $101 million) of cumulative loss related to AFS securities measured at fair value.
(3)	A loss of $1 million (2010: $8 million gain; 2009: $3 million gain) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to nine years (2010: eight years; 2009: four years) thereafter.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

116	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2011	2010(1)	2009(1)
Cash flows provided by (used in) operating activities
Net income	$3,079	$2,452	$1,174
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	841	1,046	1,649
Amortization	356	375	403
Stock option expense	7	11	12
Future income taxes	533	800	38
AFS securities gains, net	(407)	(400)	(275)
Net (gains) losses on disposal of land, buildings and equipment	(5)	1	2
Other non-cash items, net	205	(520)	(297)
Changes in operating assets and liabilities
Accrued interest receivable	96	(108)	266
Accrued interest payable	(203)	42	(339)
Amounts receivable on derivative contracts	(2,561)	(292)	4,270
Amounts payable on derivative contracts	2,066	(574)	(6,063)
Net change in trading securities	(4,240)	(13,447)	22,278(2)
Net change in FVO securities	2,366	(124)	(445)
Net change in other FVO assets and liabilities	(3,604)	118	100
Current income taxes	191	466	2,162
Other, net(3)	(172)	2,178	–
	(1,452)	(7,976)	24,935
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	10,471	24,588	(7,569)(4)
Obligations related to securities sold short	2,487	3,094	(2,082)
Net securities lent	(1,456)	(981)	(800)
Net obligations related to securities sold under repurchase agreements	(12,458)	(8,252)	230
Issue of subordinated indebtedness	1,500	1,100	–
Redemption/repurchase of subordinated indebtedness	(1,099)	(1,395)	(1,419)
Issue of preferred shares	–	–	525
Redemption of preferred shares	(1,016)	–	–
Issue of common shares, net	575	563	178
Net proceeds from treasury shares	(3)	–	–
Dividends paid	(1,556)	(1,519)	(1,490)
Other, net	252	(2,051)	596
	(2,303)	15,147	(11,831)
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	5,420	(4,667)	2,206
Loans, net of repayments	(22,586)	(24,509)	(12,496)
Net proceeds from securitizations	13,923	14,192	20,744
Purchase of AFS securities	(35,674)	(55,392)	(91,663)
Proceeds from sale of AFS securities	14,796	41,144	30,205
Proceeds from maturity of AFS securities	18,237	27,585	35,628
Net securities borrowed	563	1,582	1,935
Net securities purchased under resale agreements	8,939	(6,173)	910
Net cash provided by dispositions (used in acquisitions)	54	(297)	–
Net purchase of land, buildings and equipment	(235)	(220)	(272)
	3,437	(6,755)	(12,803)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(17)	(38)	(47)
Net (decrease) increase in cash and non-interest-bearing deposits with banks during year	(335)	378	254
Cash and non-interest-bearing deposits with banks at beginning of year	2,190	1,812	1,558
Cash and non-interest-bearing deposits with banks at end of year(5)	$1,855	$2,190(6)	$1,812
Cash interest paid	$3,952	$2,849	$4,242
Cash income taxes paid (recovered)	$245	$267	$(1,775)

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.
(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities as noted in Note 4.
(3)	Includes cash used to invest in our equity-accounted investments including $831 million relating to American Century Investments in 2011 and $130 million relating to The Bank of N.T. Butterfield & Son Limited in 2010.
(4)	Includes $1.6 billion of Notes purchased by CIBC Capital Trust (Note 18).
(5)	Includes restricted cash balance of $257 million (2010: $246 million; 2009: $268 million).
(6)	Includes cash reserved for payment on redemption of non-cumulative preferred shares (Note 17).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2011 ANNUAL REPORT	117

Consolidated financial statements

Notes to the consolidated financial statements

Note 1	Summary of significant accounting policies

The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of OSFI, conform in all material respects to Canadian GAAP. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income, and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 31.

The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results of operations, and cash flows of CIBC, its controlled subsidiaries and certain variable interest entities (VIEs), for which we are considered to be the primary beneficiary, after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and the consolidated statement of operations.

An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines exempt certain entities from their scope, including qualified special purpose entities (QSPE).

Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Investments in equity-accounted associates. Our share of income from these investments is included in

Non-interest income – Other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method, with CIBC’s pro-rata share of assets, liabilities, income, and expenses being consolidated.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income, and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities, and employee future benefits. Actual results could differ from these estimates and assumptions.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.

Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at the balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Net foreign currency translation adjustments, which is included in OCI.

A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

118	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized in the consolidated statement of operations when there is a reduction in the net investment in a self-sustaining foreign operation.

Classification and measurement of financial assets and liabilities

All financial assets must be classified at initial recognition as trading, available for sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. Financial liabilities other than derivatives, obligations related to securities sold short, and FVO liabilities are carried at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are generally recorded at amortized cost, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. See “Impairment of financial assets” section of this note for our accounting for impaired loans.

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured at fair value as at the consolidated balance sheet date. Loans that we intend to sell immediately or in the near term are classified as trading financial instruments.

Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in Non-interest income as Trading income (loss) except to the extent that they are used as an economic hedge of a financial instrument designated under the FVO in which case the gains or losses are recorded in FVO gains (losses). Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.

AFS securities

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables.

AFS securities are carried at fair value (other than equities that do not have quoted market values in an active market) with unrealized gains and losses being reported in OCI until sale, or if an other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains (losses), net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.

FVO financial instruments

FVO financial instruments are those that we designate on initial recognition as financial instruments we will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by OSFI on the use of this designation. The criteria for applying the fair value option are met when (i) the application of the fair value option eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy and is reported internally on that basis.

Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value of FVO financial instruments, gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO income (loss). Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

CIBC 2011 ANNUAL REPORT	119

Consolidated financial statements

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are then amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are added to the carrying value.

Date of recognition of securities

We account for all securities transactions using settlement date accounting for the consolidated balance sheet.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.

Fees related to loan origination, including commitment, restructuring, and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally in the near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense – Other liabilities.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as cash collateral on securities borrowed and securities lent, respectively. Interest on cash collateral paid and received is recorded in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Other liabilities, respectively.

Impairment of financial assets

Impaired loans and allowance for credit losses

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired and are fully written-off when payments are contractually 180 days in arrears or upon customer bankruptcy.

•	Loans guaranteed or insured by the Canadian government, the provinces, or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.

For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.

120	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, having due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.

Loans are written off, in whole or in part, against the related allowance for credit losses upon settlement (realization) of collateral or in advance of settlement, when the determination of recoverable value is completed and there is no realistic prospect of future recovery above the recoverable value. In subsequent periods, any recoveries of amounts previously written off are credited to provision for credit losses.

Specific allowance

We conduct ongoing credit assessments of the business and government loan portfolios on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans was retroactively reclassified to the general allowance during 2009.

General allowance

A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.

The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default

(LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our experience over the past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.

Impairment of AFS securities

We assess whether an AFS investment is impaired at each consolidated balance sheet date.

AFS debt securities

An AFS debt security is identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.

We assess OTTI for investment grade perpetual preferred shares using this debt security model rather than an equity model.

Impairment is recognized through income to reduce the carrying value to its current fair value. Impairment losses previously recorded through income are to be reversed through income if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is significant adverse change in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The accounting for an identified impairment is the same as described for AFS debt securities above, with the exception that impairment losses previously recognized in income cannot be subsequently reversed.

Derivatives held for trading purposes

Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

CIBC 2011 ANNUAL REPORT	121

Consolidated financial statements

All financial and commodity derivatives held for trading purposes are stated at fair value at the consolidated balance sheet date.

Realized and unrealized trading gains and losses are included in Trading income (loss). Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.

Derivatives held for asset/liability management (ALM) purposes

We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value at the consolidated balance sheet date, and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the Canadian Institute of Chartered Accountants (CICA) handbook section 3865 “Hedges.” There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in income. This includes derivatives used for economic hedging purposes, such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.

Derivatives that do not qualify for hedge accounting are carried at fair value through income. See “Derivatives that do not qualify for hedge accounting” below.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in Net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.

Cash flow hedges

We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, for hedging forecasted foreign currency denominated cash flows and hedging certain share-based compensation awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized in Net interest income, FXOTT, or Non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge

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accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.

Hedges of net investments in self-sustaining foreign operations

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in self-sustaining operations.

These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. Changes in the fair value of the hedging derivatives attributable to the forward points are excluded from the assessment of hedge effectiveness and are included immediately in FXOTT along with any ineffectiveness.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO income (loss). The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or FVO. These embedded derivatives (which are classified together with the host instrument on the consolidated balance sheet) are measured at fair value with changes therein recognized in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is carried at fair value.

Securitizations

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are not available for interest-only strips, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates and other factors that influence the value of interest-only strips.

Retained interests in securitized assets are classified as trading securities, AFS securities or loans, as appropriate, and are reviewed for impairment on a quarterly basis. Assets securitized and not sold are generally reported as FVO securities on the consolidated balance sheet and are stated at fair value.

Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.

We also recognize a servicing liability where we have retained the servicing obligation but do not receive adequate compensation for that servicing. The servicing liability is amortized over the life of the serviced assets and reported in Other liabilities.

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Consolidated financial statements

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in Non-interest income – Other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized in interest income on an effective yield basis over the life of the resulting mortgages.

The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value, which is also recognized in income.

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.

Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given and then recognized into income over the life of the guarantee. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, in which case it is remeasured at fair value through income over its life and included in Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income (AOCI)

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.

Liabilities and equity

Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premiums on redemptions arising from such preferred shares are reported as Interest expense – Preferred share liabilities.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is reported at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets over their estimated useful lives. The estimated useful lives are as follows:

• Buildings	40 years
• Computer equipment	3 to 7 years
• Office furniture and other equipment	4 to 15 years
• Leasehold improvements	Over estimated
useful life

Gains and losses on disposal are reported in Non-interest income – Other.

Goodwill and software and other intangible assets

We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in Software and other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite useful life are not

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amortized, but are subjected to an impairment review at least annually and, if impaired, are written down to fair value.

The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.

The impairment test for other intangible assets with an indefinite life is based on a comparison of their carrying amount with their fair value.

Intangible assets with a definite useful life are amortized over estimated useful lives, generally not exceeding 20 years, and are also subject to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.

Income taxes

We use the asset and liability method to provide for future income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance (VA) is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Employee future benefits

We are the sponsor of a number of employee future benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans including post-retirement health and dental benefits.

Defined benefit plans

We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined separately for each plan using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the accrued benefit obligation is based on the yield on a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the plan accrued benefit obligations.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.

Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.

Net actuarial gains and losses that arise are recognized based on a corridor approach. The corridor is 10% of the greater of the accrued benefit obligation or the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions, resulting in actuarial gains or losses.

The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2010: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2010: 12 years).

The net accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

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Stock-based compensation

We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.

Compensation expense for awards under the Restricted Share Award (RSA) plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.

Under our RSA plan, where grants are settled in common shares, we hold an equivalent number of common shares in a consolidated compensation trust. Common shares held in the trust and the obligations to employees are offset in Treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.

Under our RSA plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

Compensation expense in respect of awards under the Performance Share Unit (PSU) plan in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest. Changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

The impact due to changes in the common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense, within the consolidated statement of operations, either immediately or over the applicable vesting period in proportion to the percentage of the award recognized.

Our Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. Compensation expense in respect of this plan is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares. Changes in the obligation which arise from fluctuations in the book value of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001. When these options are exercised, only the proceeds received are credited to common share capital.

Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 were eligible to be exercised as stock appreciation rights (SARs). SARs obligations, which arose from changes in the market price of common shares, were recorded in the consolidated statement of operations as compensation expense. If SARs were exercised as purchases of common shares, the exercise price, together with the relevant amount in other liabilities, representing the value of common shares at the market price, was credited to common share capital.

Under our Deferred Share Unit (DSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.

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Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to DSUs under the directors’ plans change with the common share price, and the change is recognized in compensation expense.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

Fee and commission income

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recorded on an accrual basis.

Earnings per share (EPS)

Basic EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of common shares outstanding for the period.

Diluted EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, diluted EPS equals basic EPS.

Accounting changes

2011 and 2010

There were no changes to significant accounting policies during 2011 and 2010.

2009

Financial instruments – recognition and measurement

On July 29, 2009, the CICA issued amendments to handbook section 3855 “Financial Instruments – Recognition and Measurement,” with effect from November 1, 2008. The revised standard defined loans and receivables as non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:

•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•

AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.

Following adoption of the revised standard:

•

Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write-down to fair value; and

•

Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.

The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.

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Financial instruments – disclosures

We adopted the amended CICA handbook section 3862 “Financial Instruments – Disclosures,” which expanded financial instrument fair value measurement and liquidity risk management disclosures. See Notes 2, 14 and 30 for further details.

Intangible assets

Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets,” which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development

Costs.” The new section established standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets.

The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.

Note 2	Fair value of financial instruments

This note presents the fair values of on- and off-balance sheet financial instruments and explains how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, quoted market prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate.

Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and, even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and

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other market risk, model risk, credit risk, and future administration costs. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to book value

Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed and securities lent; customers’ liability under acceptances; acceptances; obligations related to securities purchased under resale agreements or sold under repurchase agreements; and other liabilities.

Securities

The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government- issued or-guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and the most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

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The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs or proxies.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.

Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for immaterial instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh related costs, in which case fair value is assumed to equal book value.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined using direct or proxy market observable quotes where available or by discounting the contractual cash flows using market interest rates. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of structured interest rates, debt and equities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is generally based on observable prices. Over-the-counter (OTC) and clearing house settled derivatives primarily consist of interest rate swaps, cross-currency swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where market observable prices or third-party consensus pricing information are not available, models which are consistent with industry standards are employed to estimate fair value. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In determining the fair value of complex and customized derivatives, such as certain equity, credit, and commodity derivatives written in reference to indices, specific assets or baskets of assets, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs and any relevant observable market inputs. We also consider our own internal model-based valuations, which are vetted, regularly calibrated, and pre-approved in accordance with our model risk policy. The models calculate fair value based on inputs specific to the type of contract, which may include stock prices, reference asset prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. In an inactive market and where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant

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sources of information such as historical data, indicative broker quotes, proxy information from similar transactions or instruments, and other internal models using our own assumptions of how market participants would price a market transaction on measurement date. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

After arriving at these valuations, to reflect market risk, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we expect no future credit degradation.

Where appropriate for certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates and volatilities between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances.

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Consolidated financial statements

Fair value of financial instruments

$ millions, as at October 31
		Carrying value
		Amortized cost	Fair value through statement of operations	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2011	Financial assets(1)
	Cash and deposits with banks	$6,297	$–	$–	$6,297	$6,297	$–
	Securities	469	52,861	28,743	82,073	82,323	250
	Cash collateral on securities borrowed	1,838	–	–	1,838	1,838	–
	Securities purchased under resale agreements	26,002	–	–	26,002	26,002	–
	Loans
	Residential mortgages	99,513	44	–	99,557	100,500	943
	Personal	34,356	–	–	34,356	34,376	20
	Credit card	9,997	–	–	9,997	9,997	–
	Business and government	40,841	267	–	41,108	41,058	(50)
	Derivative instruments	–	28,259	–	28,259	28,259	–
	Customers’ liability under acceptances	9,361	–	–	9,361	9,361	–
	Other assets	7,410	–	–	7,410	7,457	47
	Financial liabilities
	Deposits
	Personal	116,592	–	–	116,592	116,888	296
	Business and government	133,113	1,523	–	134,636	135,724	1,088
	Bank	4,181	–	–	4,181	4,181	–
	Derivative instruments	–	29,807	–	29,807	29,807	–
	Acceptances	9,396	–	–	9,396	9,396	–
	Obligations related to securities sold short	–	10,316	–	10,316	10,316	–
	Cash collateral on securities lent	2,850	–	–	2,850	2,850	–
	Obligations related to securities sold under repurchase agreements	11,456	–	–	11,456	11,456	–
	Other liabilities	8,550	–	–	8,550	8,550	–
	Subordinated indebtedness	5,138	–	–	5,138	5,533	395
2010	Financial assets(1)
	Cash and deposits with banks	$12,052	$–	$–	$12,052	$12,052	$–
	Securities	582	50,987	26,039	77,608	77,936	328
	Cash collateral on securities borrowed	2,401	–	–	2,401	2,401	–
	Securities purchased under resale agreements	34,941	–	–	34,941	34,941	–
	Loans
	Residential mortgages	93,467	62	–	93,529	94,560	1,031
	Personal	33,818	–	–	33,818	33,846	28
	Credit card	11,649	–	–	11,649	11,649	–
	Business and government	36,875	1,021	–	37,896	37,865	(31)
	Derivative instruments	–	24,682	–	24,682	24,682	–
	Customers’ liability under acceptances	7,684	–	–	7,684	7,684	–
	Other assets	7,768	–	–	7,768	7,799	31
	Financial liabilities
	Deposits
	Personal	113,294	–	–	113,294	113,685	391
	Business and government	124,229	3,530	–	127,759	129,352	1,593
	Bank	5,618	–	–	5,618	5,618	–
	Derivative instruments	–	26,489	–	26,489	26,489	–
	Acceptances	7,684	–	–	7,684	7,684	–
	Obligations related to securities sold short	–	9,673	–	9,673	9,673	–
	Cash collateral on securities lent	4,306	–	–	4,306	4,306	–
	Obligations related to securities sold under repurchase agreements	23,914	–	–	23,914	23,914	–
	Other liabilities	8,848	–	–	8,848	8,848	–
	Subordinated indebtedness	4,773	–	–	4,773	5,073	300

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

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Fair value of derivative instruments

$ millions, as at October 31			2011			2010
	Positive	Negative	Net	Positive	Negative	Net
Held for trading(1)
Interest rate derivatives
Forward rate agreements	$171	$128	$43	$55	$37	$18
Swap contracts(2)	16,475	16,640	(165)	13,522	13,759	(237)
Purchased options	467	–	467	500	–	500
Written options	–	514	(514)	–	538	(538)
Total interest rate derivatives	17,113	17,282	(169)	14,077	14,334	(257)
Foreign exchange derivatives
Forward contracts	1,654	1,493	161	1,501	1,326	175
Swap contracts	3,655	3,527	128	3,662	3,664	(2)
Purchased options	97	–	97	227	–	227
Written options	–	132	(132)	–	290	(290)
Total foreign exchange derivatives	5,406	5,152	254	5,390	5,280	110
Credit derivatives
Total return swap contracts – payable	–	137	(137)	–	156	(156)
Credit default swap contracts – purchased	1,021	7	1,014	1,341	14	1,327
Credit default swap contracts – written	–	1,643	(1,643)	1	1,884	(1,883)
Total credit derivatives	1,021	1,787	(766)	1,342	2,054	(712)
Equity derivatives(3)	413	1,092	(679)	671	661	10
Precious metal derivatives(3)	62	50	12	25	30	(5)
Other commodity derivatives(3)	547	541	6	529	450	79
Total held for trading	24,562	25,904	(1,342)	22,034	22,809	(775)
Held for ALM
Interest rate derivatives
Swap contracts	3,003	3,520	(517)	2,299	3,535	(1,236)
Purchased options	10	–	10	27	–	27
Written options	–	9	(9)	–	4	(4)
Total interest rate derivatives	3,013	3,529	(516)	2,326	3,539	(1,213)
Foreign exchange derivatives
Forward contracts	83	187	(104)	23	29	(6)
Swap contracts	580	184	396	256	102	154
Written options	–	1	(1)	–	1	(1)
Total foreign exchange derivatives	663	372	291	279	132	147
Credit derivatives
Credit default swap contracts – purchased	–	–	–	3	7	(4)
Total credit derivatives	–	–	–	3	7	(4)
Equity derivatives(3)	21	2	19	40	2	38
Total held for ALM	3,697	3,903	(206)	2,648	3,680	(1,032)
Total fair value	28,259	29,807	(1,548)	24,682	26,489	(1,807)
Less: effect of master netting agreements	(20,728)	(20,728)	–	(16,967)	(16,967)	–
	$7,531	$9,079	$(1,548)	$7,715	$9,522	$(1,807)
Average fair value of derivatives held for trading(4)
Interest rate derivatives	$12,407	$12,713	$(306)	$13,064	$13,109	$(45)
Foreign exchange derivatives	5,842	5,439	403	5,185	5,035	150
Credit derivatives	1,069	1,781	(712)	1,865	3,390	(1,525)
Equity derivatives	669	798	(129)	694	760	(66)
Precious metal derivatives	58	44	14	29	24	5
Other commodity derivatives	668	502	166	618	547	71
	$20,713	$21,277	$(564)	$21,455	$22,865	$(1,410)

(1)	Includes positive and negative fair values of $331 million (2010: $279 million) and $232 million (2010: $270 million), respectively, for exchange-traded options.
(2)	Includes positive and negative fair values of $7 million (2010: nil) and $3 million (2010: nil), respectively, for clearing house settled instruments.
(3)	Comprises forwards, swaps, and options.
(4)	Average fair value represents monthly averages.

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Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3

	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total		Total

$ millions, as at October 31	2011	2010	2011	2010	2011	2010	2011		2010

Assets
Trading securities
Government-issued or -guaranteed securities	$3,532	$4,158	$4,686	$8,463	$–	$–	$8,218		$12,621
Corporate equity	19,197	11,818	2,637	1,090	–	–	21,834		12,908
Corporate debt	–	–	1,201	1,039	–	20	1,201		1,059
Mortgage- and asset-backed securities	–	–	985	342	559	1,627	1,544		1,969
Trading loans(1)
Residential mortgages	–	–	44	62	–	–	44		62
Business and government loans	257	1,000	–	–	–	–	257		1,000
	22,986	16,976	9,553	10,996	559	1,647	33,098		29,619
AFS securities
Government-issued or -guaranteed securities	5,017	7,398	14,514	9,310	–	–	19,531		16,708
Corporate public equity	114	108	–	5	–	–	114		113
Corporate debt	–	–	3,817	2,713	9	23	3,826		2,736
Mortgage- and asset-backed securities	–	–	2,815	3,656	2,457	2,826	5,272		6,482
	5,131	7,506	21,146	15,684	2,466	2,849	28,743		26,039
FVO securities and loans	–	307	20,064	22,124	10	20	20,074		22,451
Derivative instruments	284	272	26,863	22,949	1,112	1,461	28,259		24,682
Total assets	$28,401	$25,061	$77,626	$71,753	$4,147	$5,977	$110,174		$102,791
Liabilities
Deposits	$–	$–	$(1,170)	$(2,397)	$(583)	$(1,428)	$(1,753	)(2)	$(3,825	)(2)
Derivative instruments	(188)	(265)	(26,669)	(23,148)	(2,950)	(3,076)	(29,807)		(26,489)
Obligations related to securities sold short	(5,150)	(3,793)	(5,166)	(5,880)	–	–	(10,316)		(9,673)
Total liabilities	$(5,338)	$(4,058)	$(33,005)	$(31,425)	$(3,533)	$(4,504)	$(41,876)		$(39,987)

(1)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been reclassified accordingly.
(2)	Comprises FVO deposits of $1,523 million (2010: $3,530 million) and bifurcated embedded derivatives of $230 million (2010: $295 million).

During 2011, we transferred $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2 because the inputs used to determine the fair value of these positions have become predominately market observable.

The following reclassifications between Levels 1, 2, and 3 were made during 2010, which are reflected in the table above:

•	We reclassified certain government-issued or-guaranteed securities from Level 1 to Level 2 as active market quotes were not available;

•	We reclassified certain corporate debt securities from Level 1 to Level 2 as active market quotes were not available;

•	We reclassified certain asset-backed AFS securities from Level 2 to Level 3, due to a lack of observable market inputs; and

•	We reclassified certain trading government securities from Level 3 to Level 2, due to availability of market observable inputs.

The table below presents the changes in fair value of Level 3 assets, liabilities, and net derivative assets and liabilities. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

The net loss recognized in the consolidated statement of operations, on the financial instruments for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $437 million (2010: $732 million).

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		Net gains (losses) included in income
$ millions, as at or for the year ended October 31		Opening balance	Realized(1)	Unrealized(1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3		Transfer out of Level 3	Purchases and issuances	Sales and settlements	Closing balance
2011	Trading securities	$1,647	$(44)	$(21)	$–	$–		$–	$287	$(1,310)	$559
	AFS securities	2,849	73	(4)	12	–		–	1,151	(1,615)	2,466
	FVO securities and loans	20	–	(1)	–	–		–	–	(9)	10
	Total financial assets	$4,516	$29	$(26)	$12	$–		$–	$1,438	$(2,934)	$3,035
	Deposits(3)	$(1,428)	$2	$307	$–	$–		$12	$(150)	$674	$(583)
	Derivative instruments (net)	(1,615)	(474)	(275)	–	–		–	(3)	529	(1,838)
	Total financial liabilities	$(3,043)	$(472)	$32	$–	$–		$12	$(153)	$1,203	$(2,421)
2010	Trading securities	$1,360	$88	$362	$–	$–		$(138)	$520	$(545)	$1,647
	AFS securities	1,297	40	–	–	1,537		(13)	1,541	(1,553)	2,849
	FVO securities and loans	210	(8)	1	–	–		–	–	(183)	20
	Total financial assets	$2,867	$120	$363	$–	$1,537		$(151)	$2,061	$(2,281)	$4,516
	Deposits(3)	$(689)	$(59)	$(502)	$–	$(203)	(4)	$–	$(126)	$151	$(1,428)
	Derivative instruments (net)	(2,678)	(434)	(220)	–	(68)		(10)	(15)	1,810	(1,615)
	Total financial liabilities	$(3,367)	$(493)	$(722)	$–	$(271)		$(10)	$(141)	$1,961	$(3,043)

(1)	Includes foreign exchange gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the year.
(3)	Comprises FVO deposits of $432 million (2010: $1,188 million) and bifurcated embedded derivatives of $151 million (2010: $240 million).
(4)	Transfer-in pertains to structured deposit notes containing bifurcatable embedded derivatives carried at fair value.

Sensitivities of Level 3 financial assets and liabilities

Financial instruments carried at fair value include certain positions that have market values derived from inputs, which we consider to be non-observable.

Many of these positions are in our structured credit run-off business ($1,583 million of assets and $2,177 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable.

Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.

Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.

ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $73 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities. The first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $20 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in

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Consolidated financial statements

the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $9 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $48 million.

A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strips, resulting from the sale of securitized assets, would result in a loss of approximately $21 million.

A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $ 102 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $147 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $15 million.

Note 3	Significant acquisitions and disposition

Investment in American Century Investments

On August 31, 2011, we completed our acquisition of a minority interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41 % of ACI's equity. In addition, we hold 10.1 % of ACI's voting rights and have nominated 2 directors to ACI's 10-person board.

Our equity investment in ACI is accounted for using the equity method and our share in the results of ACI is included in the Wealth Management strategic business unit (SBU) for the period subsequent to the acquisition.

Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio

On September 1, 2010, we completed the acquisition of Citi Cards Canada Inc.’s (Citi) rights and obligations in respect of their Canadian MasterCard (MasterCard) portfolio for cash consideration of approximately $ 1.2 billion. The total portfolio consisted of approximately $2.3 billion of directly owned and securitized credit card receivables to Broadway Trust (Broadway), as well as certain other related assets. We purchased $811 million of directly owned credit card receivables. We also purchased $201 million of retained interests in securitized assets in the form of subordinated notes, $159 million of cash, and a customer relationship intangible asset of $46 million. We incurred $45 million of other liabilities as part of the purchase.

Broadway had $ 1.2 billion of sold receivables and approximately $ 100 million of cash. These assets were funded by $1.1 billion of externally issued senior notes and $0.2 billion of subordinated notes, as mentioned above.

Acquisition of CIT Business Credit Canada Inc.

On April 30, 2010, CIBC acquired from CIT Financial Ltd. (CIT) the 50% interest in CIT Business Credit Canada Inc. (CITBCC) that we did not already own. Total cash consideration was initially $306 million. Additional cash consideration of $4 million was later paid to CIT pursuant to the purchase agreement. The transaction has been accounted for using the purchase method and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.

CITBCC’s results are reported within the Retail and Business Banking SBU.

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Investment in The Bank of N.T. Butterfield & Son Limited

On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield). Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.

Our equity investment is accounted for using the equity method of accounting and our share in the results of Butterfield is included in the Corporate and Other reporting segment. We also nominated 2 out of 12 directors on Butterfield’s Board of Directors.

In addition, upon acquisition of our interest in 2010, we provided Butterfield with a senior secured credit facility for up to US$500 million. This facility was subsequently reduced to US$300 million at Butterfield’s request. The facility was terminated during the current year.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and ESPP services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which is net of estimated claw-back and post-closing adjustments that will be settled in the first quarter of 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

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Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2011 Total		2010 Total
$ millions, as at October 31	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,900	1.0%	$2,884	2.4%	$55	3.4%	$506	5.8%	$–	–%	$5,345	2.2%	$5,391	1.6%
Other Canadian governments	210	1.2	4,835	3.7	1,788	4.4	55	3.3	–	–	6,888	3.8	4,688	3.2
U.S. Treasury	3,393	0.1	241	2.1	27	2.9	–	–	–	–	3,661	0.2	3,348	0.3
Other foreign governments	2,514	1.6	774	3.9	163	7.4	186	6.1	–	–	3,637	2.6	3,281	3.1
Mortgage-backed securities(2)	154	2.4	2,927	2.6	121	3.4	583	0.9	–	–	3,785	2.3	4,727	2.6
Asset-backed securities	114	3.3	1,340	4.4	29	17.8	4	0.8	–	–	1,487	4.6	1,755	4.7
Corporate public debt	2,056	0.3	1,633	2.5	20	6.2	92	6.3	–	–	3,801	1.5	2,676	1.4
Corporate private debt	8	4.6	14	10.4	3	9.3	–	–	–	–	25	8.4	60	6.2
Total debt securities	10,349		14,648		2,206		1,426		–		28,629		25,926
Corporate public equity	–	–	–	–	–	–	–	–	114	4.5	114	4.5	113	4.5
Corporate private equity	5	5.0	–	–	–	–	5	6.0	459	–	469	0.1	582	0.1
Total equity securities	5		–		–		5		573		583		695
Total AFS securities	$10,354		$14,648		$2,206		$1,431		$573		$29,212		$26,621
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443		$1,461		$762		$600		$–		$4,266		$9,316
Other Canadian governments	480		1,188		807		914		–		3,389		2,646
U.S. Treasury and agencies	25		188		64		4		–		281		365
Other foreign governments	94		186		1		1		–		282		294
Mortgage-backed securities(3)	82		657		5		2		–		746		285
Asset-backed securities	276		75		72		375		–		798		1,684
Corporate public debt	415		384		214		188		–		1,201		1,059
Corporate public equity	–		3		–		–		21,831		21,834		12,908
Total trading securities	$2,815		$4,142		$1,925		$2,084		$21,831		$32,797		$28,557
FVO securities
Securities issued or guaranteed by:
Canadian federal government	$–		$–		$–		$–		$–		$–		$1,502
Other Canadian governments	–		–		–		46		–		46		46
U.S. Treasury and agencies	20		–		–		–		–		20		59
Mortgage-backed securities(4)	1,384		18,365		49		43		–		19,841		20,404
Asset-backed securities	–		–		–		73		–		73		205
Corporate public debt	–		–		84		–		–		84		214
Total FVO securities	$1,404		$18,365		$133		$162		$–		$20,064		$22,430
Total securities(5)	$14,573		$37,155		$4,264		$3,677		$22,404		$82,073		$77,608

(1)	Represents the weighted average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $2,887 million (2010: $3,738 million) and fair value of $2,966 million (2010: $3,830 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $12 million (2010: $18 million) and fair value of $12 million (2010: $18 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $656 million (2010: $711 million) and fair value of $657 million (2010: $714 million).

(3)	Includes securities backed by mortgages insured by the CMHC of $662 million (2010: $36 million).

(4)	Comprises securities backed by mortgages insured by the CMHC of $19.8 billion (2010: $20.3 billion); securities issued by Fannie Mae of nil (2010: $25 million); and securities issued by Ginnie Mae of $43 million (2010: $56 million).

(5)	Includes securities denominated in U.S. dollars with carrying value of $13.9 billion (2010: $14.2 billion) and securities denominated in other foreign currencies with carrying value of $672 million (2010: $799 million).

138	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Reclassification of financial instruments

In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current year, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31		2011		2010
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to HTM (currently in loans)	$3,961	$4,136	$5,525	$5,699
Trading assets previously reclassified to AFS	33	33	55	55
Total financial assets reclassified	$3,994	$4,169	$5,580	$5,754

$ millions, for the year ended October 31		2011	2010	2009
Net income (before taxes) recognized on securities reclassified
Gross income recognized in income statement		$68	$158	$284
Impairment write-downs		–	–	(100)
Funding related interest expense		(57)	(77)	(149)
		$11	$81	$35
Increase (decrease) in income (before taxes) if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)		$(32)	$(185)	$(269)
On trading assets previously reclassified to AFS		4	(8)	(25)
		$(28)	$(193)	$(294)

During 2011 and 2010, there were no reclassifications of securities. The effective interest rates on trading securities previously reclassified to AFS ranged from 1 % to 12% in 2009 (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion) as of their reclassification date.

Fair value of AFS securities

$ millions, as at October 31				2011				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$5,307	$45	$(7)	$5,345	$5,385	$8	$(2)	$5,391
Other Canadian governments	6,814	77	(3)	6,888	4,602	86	–	4,688
U.S. Treasury	3,653	8	–	3,661	3,343	5	–	3,348
Other foreign governments	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	3,700	86	(1)	3,785	4,627	103	(3)	4,727
Asset-backed securities	1,462	25	–	1,487	1,758	34	(37)	1,755
Corporate public debt	3,801	18	(18)	3,801	2,659	18	(1)	2,676
Corporate public equity	115	8	(9)	114	114	8	(9)	113
Corporate private debt	25	–	–	25	52	9	(1)	60
Corporate private equity(1)	469	265	(15)	719	582	337	(9)	910
	$28,953	$572	$(63)	$29,462	$26,373	$655	$(79)	$26,949

(1)	Carried at cost on the consolidated balance sheet as these do not have quoted market values in an active market.

CIBC 2011 ANNUAL REPORT	139

Consolidated financial statements

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31						2011						2010
		Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$4,255	$(7)	$–	$–	$4,255	$(7)	$2,483	$(2)	$–	$–	$2,483	$(2)
Other Canadian governments	1,076	(3)	–	–	1,076	(3)	758	–	–	–	758	–
U.S. Treasury	642	–	–	–	642	–	3,060	–	–	–	3,060	–
Other foreign governments	808	(10)	2	–	810	(10)	948	(17)	–	–	948	(17)
Mortgage-backed securities	123	(1)	158	–	281	(1)	588	(3)	–	–	588	(3)
Asset-backed securities	–	–	–	–	–	–	123	(37)	–	–	123	(37)
Corporate public debt	1,400	(18)	3	–	1,403	(18)	881	(1)	–	–	881	(1)
Corporate public equity	–	–	100	(9)	100	(9)	–	–	100	(9)	100	(9)
Corporate private debt	–	–	8	–	8	–	–	–	25	(1)	25	(1)
Corporate private equity	15	(4)	13	(11)	28	(15)	36	(6)	19	(3)	55	(9)
	$8,319	$(43)	$284	$(20)	$8,603	$(63)	$8,877	$(66)	$144	$(13)	$9,021	$(79)

As at October 31, 2011, the amortized cost of 179 AFS securities that are in a gross unrealized loss position (2010: 170 securities) exceeded their fair value by $63 million (2010: $79 million). The securities that have been in a gross unrealized loss position for more than a year include 20 AFS securities (2010: nine securities), with a gross unrealized loss of $20 million (2010: $13 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.

The table below presents realized gains, losses and impairment write-downs on AFS securities.

$ millions, for the year ended October 31	2011	2010	2009
Realized gains(1)	$484	$510	$1,224
Realized losses(1)	(59)	(45)	(736)
Impairment write-downs
Debt securities	(4)	(22)	(122)
Equity securities	(14)	(43)	(91)
	$407	$400	$275

(1)	Corporate private equity securities amounting to $75 million (2010: $56 million; 2009: $32 million) carried at cost on the consolidated balance sheet were sold during the year, resulting in net realized gains of $197 million (2010: $52 million; 2009: $28 million).

140	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at October 31						2011						2010
	Gross amount		Specific allowance	General allowance	Total allowance	Net total	Gross amount		Specific allowance	General allowance	Total allowance	Net total
Amortized cost
Residential mortgages	$99,559	(3)	$34	$12	$46	$99,513	$93,506	(3)	$30	$9	$39	$93,467
Personal(4)	34,842	(3)	211	275	486	34,356	34,335	(3)	224	293	517	33,818
Credit card	10,408	(5)	–	411	411	9,997	12,127	(5)	–	478	478	11,649
Business and government	41,545	(6)	384	320	704	40,841	37,561	(6)	377	309	686	36,875
	186,354		629	1,018	1,647	184,707	177,529		631	1,089	1,720	175,809
Trading(7)
Residential mortgages (Note 12)	44		–	–	–	44	62		–	–	–	62
Business and government (Note 12)	257		–	–	–	257	1,000		–	–	–	1,000
Designated at fair value
Business and government (Note 13)	10		–	–	–	10	21		–	–	–	21
	$186,665		$629	$1,018	$1,647	$185,018	$178,612		$631	$1,089	$1,720	$176,892

(1)	Loans are net of unearned income of $290 million (2010: $256 million).

(2)	Includes gross loans of $18.7 billion (2010: $18.7 billion) denominated in U.S. dollars and of $2.2 billion (2010: $2.7 billion) denominated in other foreign currencies.

(3)

Includes $48 million (2010: $16 million(*)) of residential mortgages and $3 million (2010: $2 million(*)) of personal loans in the Caribbean classified as performing that were previously subject to troubled-debt restructurings (TDRs).

(4)	Includes $169 million (2010: $210 million), including a non-recourse portion of nil (2010: $4 million), relating to loans provided to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $158 million (2010: $184 million) relate to individuals who are no longer employed by CIBC.

(5)	Includes $5 million (2010: nil) of card balances under a forbearance program which offers the cardholders a reduced interest rate that is below market for a limited time period.

(6)	Includes $75 million (2010: $46 million(*)) of performing business loans pertaining to TDR undertaken.

(7)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been reclassified accordingly.

(*)	Restated.

Loan maturities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	2011 Total
Residential mortgages	$10,930	$80,213	$5,682	$2,778	$99,603
Personal	13,219	20,977	269	377	34,842
Credit card	2,691	7,717	–	–	10,408
Business and government	18,012	14,624	5,987	3,189	41,812
	$44,852	$123,531	$11,938	$6,344	$186,665
Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$50,153	$5,823	$1,098	$57,074
Floating interest rates		73,378	6,115	5,246	84,739
		$123,531	$11,938	$6,344	$141,813

Allowance for credit losses

Commencing the fourth quarter of 2009, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon being 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million, respectively, in 2009.

CIBC 2011 ANNUAL REPORT	141

Consolidated financial statements

Specific allowance

	Residential mortgages			Personal			Credit card			Business and government						Total specific allowance
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011		2010		2009		2011	2010	2009
Balance at beginning of year	$ 30	$ 35	$ 36	$ 224	$ 258	$ 207	$ –	$ –	$ –	$ 377		$ 443		$ 200		$ 631	$ 736	$ 443
Provision for credit losses	19	10	10	265	309	364	478	624	646	163		258		392		925	1,201	1,412
Write-offs	(15)	(12)	(9)	(308)	(372)	(344)	(551)	(708)	(714)	(158	)(1)	(326	)(1)	(156	)(1)	(1,032)	(1,418)	(1,223)
Recoveries	–	–	–	27	27	25	73	84	68	12		12		28		112	123	121
Other	–	(3)	(2)	3	2	6	–	–	–	(10)		(10)		(21)		(7)	(11)	(17)
Balance at end of year	$ 34	$ 30	$ 35	$ 211	$ 224	$ 258	$ –	$ –	$ –	$ 384		$ 377		$ 443		$ 629	$ 631	$ 736
Comprises:
Loans	$ 34	$ 30	$ 35	$ 211	$ 224	$ 258	$ –	$ –	$ –	$ 384		$ 377		$ 442		$ 629	$ 631	$ 735
Letters of credit(2)	–	–	–	–	–	–	–	–	–	–		–		1		–	–	1
(1) Includes $7 million (2010: $56 million; 2009: no material write-offs) relating to troubled-debt restructuring. (2) Included in Other liabilities. General allowance

	Residential mortgages			Personal			Credit card			Business and government						Total general allowance
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011		2010		2009		2011	2010	2009
Balance at beginning of year	$ 9	$ 7	$ 10	$ 293	$ 283	$ 286	$ 478	$ 549	$ 349	$ 373		$ 468		$ 435		$ 1,153	$ 1,307	$ 1,080
Provision for (reversal of) credit losses	3	2	(3)	(15)	14	7	(67)	(71)	200	(5)		(100)		33		(84)	(155)	237
Other	–	–	–	(3)	(4)	(10)	–	–	–	–		5		–		(3)	1	(10)
Balance at end of year	$ 12	$ 9	$ 7	$ 275	$ 293	$ 283	$ 411	$ 478	$ 549	$ 368		$ 373		$ 468		$ 1,066	$ 1,153	$ 1,307
Comprises:
Loans	$ 12	$ 9	$ 7	$ 275	$ 293	$ 283	$ 411	$ 478	$ 549	$ 320		$ 309		$ 386		$ 1,018	$ 1,089	$ 1,225
Undrawn credit facilities(1)	–	–	–	–	–	–	–	–	–	48		64		82		48	64	82

(1)	Included in Other liabilities.

Impaired loans

$ millions, as at October 31			2011			2010
	Gross amount	Specific allowance	Net total	Gross amount	Specific allowance	Net total
Residential mortgages	$ 452	$ 34	$ 418	$ 452	$ 30	$ 422
Personal	291	211	80	304	224	80
Business and government	1,102	384	718	1,080	377	703
Total impaired loans(1)(2)	$ 1,845	$ 629	$ 1,216	$ 1,836	$ 631	$ 1,205

(1)	Average balance of gross impaired loans for the year was $1,792 million (2010: $1,917 million).
(2)	Foreclosed assets of $52 million (2010: $63 million) were included in Other assets.

Contractually past due loans but not impaired

Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2011 Total	2010 Total
Residential mortgages	$ 1,353	$ 459	$ 171	$ 1,983	$ 2,375
Personal(1)	474	115	30	619	659
Credit card	558	155	108	821	1,021
Business and government	137	92	27	256	555
	$ 2,522	$ 821	$ 336	$ 3,679	$ 4,610

(1)	Prior year information has been restated to conform to the presentation adopted in the current year.

142	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

As at October 31, 2011, the interest entitlements on loans classified as impaired totalled $122 million (2010: $128 million; 2009: $103 million), of which $36 million (2010: $42 million; 2009: $40 million) were in Canada and $86 million (2010: $86 million; 2009: $63 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $59 million (2010: $66 million; 2009: $105 million), of which $44 million (2010: $49 million; 2009: $59 million) was in Canada and $15 million (2010: $17 million; 2009: $46 million) was outside Canada.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2011	2010	2009
Interest income	$10,099	$9,095	$9,297
Interest expense	3,749	2,891	3,903
Net interest income	6,350	6,204	5,394
Provision for credit losses	841	1,046	1,649
Net interest income after provision for credit losses	$5,509	$5,158	$3,745

Note 6	Securitizations and variable interest entities

Securitization

Residential mortgages

We securitize insured fixed- and variable-rate residential mortgages through the creation of National Housing Act (NHA) MBS. Under the Bank Act, where we originate non-conventional mortgages (loan-to-value ratio greater than 80%) the mortgagors must purchase mortgage insurance. Where we originate conventional mortgages, for this program we purchase portfolio mortgage insurance to cover against losses on default. Mortgage insurance covers incurred losses, including all reasonable legal and other direct costs incurred to recover the mortgage balance in the event of default.

Under the NHA MBS Program, as the issuer and servicer of the MBS, we are required to make timely payment of principal and interest regardless of whether we receive payment from the underlying mortgages. In the event of default on the part of the mortgagor, we submit an insurance claim to our insurer for the amount of principal and interest owed after the foreclosure and sale process of the mortgaged property.

Under the Canada Mortgage Bond program (CMB), sponsored by the CMHC, we sell MBS to a securitization trust. We have determined that we are not the primary beneficiary of the securitization trust and, therefore, do not consolidate the trust. We have also sold MBS directly to CMHC under the Government of Canada NHA MBS Auction program. Under the CMB program, the MBS are sold to a government-sponsored securitization trust that issues securities to investors. We also act as counterparty in interest rate swap agreements where we pay the securitization trust or CMHC the interest due to investors and receive the interest on the MBS.

We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We have retained interest in those mortgages through the retention of the excess spread and provide a cash reserve account that is subordinate to the funding obligations applicable to the investors of the ABS. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived from the coupon of the underlying mortgages. We also provide a liquidity facility to the QSPE.

Upon sale of these assets, a net gain or loss is recognized in Income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

Commercial mortgages

We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. We continue to service the mortgages. There were no commercial mortgage securitizations during the year.

CIBC 2011 ANNUAL REPORT	143

Consolidated financial statements

Credit card

We securitize credit card receivables to Cards II Trust (Cards II), a QSPE established to purchase a proportionate share of designated portfolios with the proceeds received from the securities issued by the QSPE. We also securitize credit card receivables to Broadway. Broadway is a QSPE established to purchase credit card receivables associated with explicitly identified individual accounts with the proceeds received from the securities issued by the QSPE. We are one of several underwriters that distribute the securities issued by the QSPEs.

In connection with the sale of credit card receivables to the QSPEs, we have retained interest-only strips, and subordinated and enhancement notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPEs each period in order to replenish receivable amounts as credit card clients repay their balances. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.

The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31		2011		2010		2009
	Residential mortgages	Credit card(1)(2)	Residential mortgages	Credit card(1)	Residential mortgages	Credit card(1)
Securitized(3)	$ 16,877	$ 2,313	$ 17,529	$ 1,799	$ 25,568	$ 54
Sold(3)	13,266	2,313	12,453	1,799	20,780	54
Cash proceeds(4)	13,281	2,313	12,532	1,799	20,744	54
Retained interests	529	1,715	505	146	1,073	54
Gain (loss) on sale, net of transaction costs	286	25	255	4	145	(1)
Retained interest assumptions (%)(5)
Weighted-average remaining life (in years)	2.8	0.2	3.1	0.2	3.6	0.2
Prepayment/payment rate	15.0–18.0	38.3	15.0–18.0	37.4–37.6	12.0–24.0	37.9
Internal rate of return	1.4–9.3	3.7	1.6–9.3	3.6–3.7	1.5–8.8	2.8
Expected credit losses	0.0–0.4	4.9	0.0–0.4	5.2–5.9	0.0–0.2	6.9

(1)	Reinvestment in revolving securitizations is not included.
(2)	During 2011, we sold and securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization.
(3)	Includes $309 million (2010: $409 million; 2009: $247 million) of uninsured fixed-rate mortgages securitized to a QSPE.
(4)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
(5)	These retained interest assumptions are applicable only to interest-only strips.

The following table provides further details on our securitization exposures:

		Residential mortgages
$ millions, as at October 31		CMB/NHA auction program(1)	Prime and Near Prime/Alt-A program(2)	Credit card	Commercial mortgages
2011	Retained interests in securitized assets sold(3)	$ 886	$ 214	$ 2,089	$ 5
	Assets securitized and not sold	19,145	–	–	–
	Liquidity facilities(4)	–	754	–	–
2010	Retained interests in securitized assets sold(3)	$ 961	$ 331	$ 591	$ 5
	Assets securitized and not sold	19,651	–	–	–
	Liquidity facilities(4)	–	772	–	–

(1)	Includes balances related to CMB and Government of Canada NHA MBS Auction process and other CMHC and MBS programs. Credit losses are not expected as the mortgages are insured.
(2)	The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 43 basis points (2010: 37 basis points) and an average loan-to-value ratio of 74% (2010: 74%). Total assets in the QSPE were $962 million (2010: $1,019 million), which include $281 million (2010: $352 million) of Prime mortgages and $597 million (2010: $586 million) of Near-Prime/Alt-A mortgages.
(3)	Includes retained interest purchased subsequent to the initial securitization.
(4)	Net of investments in our securitization vehicles.

144	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet, relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31			2011			2010
	Residential and commercial mortgages	Credit card	Total	Residential and commercial mortgages	Credit card	Total
Total assets of QSPEs(1)	$ 962	$ 5,789	$ 6,751	$ 1,019	$ 4,066	$ 5,085
On-balance sheet assets of QSPEs and VIEs
Securities
Trading	$ 83	$ 12	$ 95	$ 139	$ 25	$ 164
AFS	982	178	1,160	1,074	217	1,291
Loans	–	1,899	1,899	–	349	349
Other assets	27	–	27	59	–	59
	$ 1,092	$ 2,089	$ 3,181	$ 1,272	$ 591	$ 1,863

(1)	Excludes assets securitized through pass-through QSPE structure.

We also have a servicing liability of $112 million (2010: $126 million) related to residential mortgages securitization and a servicing liability of $20 million (2010: $12 million) related to credit card securitization.

The following table summarizes certain cash flows as a result of securitization activity:

$ millions, for the year ended October 31		2011		2010		2009
	Residential mortgages	Credit card	Residential mortgages	Credit card	Residential mortgages	Credit card
Proceeds from new securitizations	$ 13,281	$ 2,313	$ 12,532	$ 1,799	$ 20,744	$ 54
Proceeds reinvested in revolving securitizations	–	20,759	–	12,816	–	14,642
Servicing fees received	79	101	74	49	72	64
Cash flows received on interest-only strips and other	580	626	494	305	427	260

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strips is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31		2011		2010
	Residential mortgages	Credit card	Residential mortgages	Credit card
Amortized cost of interest-only strips	$ 910	$ 34	$ 996	$ 15
Fair value of interest-only strips(1)	952	34	1,046	15
Weighted-average remaining life (in years)	2.5	0.2	2.3	0.2
Prepayment/payment rate	7.0–25.0%	18.2–38.9%(2)	7.0–25.0%	37.6%(2)
Impact on fair value of a 10% adverse change	(18)	(3)	(23)	(1)
Impact on fair value of a 20% adverse change	(36)	(5)	(46)	(2)
Expected credit losses	0.0–0.4%	4.4–8.8%	0.0–0.4%	5.2%
Impact on fair value of a 10% adverse change	(1)	(6)	(1)	(3)
Impact on fair value of a 20% adverse change	(1)	(12)	(1)	(6)
Residual cash flows discount rate (annual rate)	1.0–3.2%	3.6%	1.2–3.6%	3.7%
Impact on fair value of a 10% adverse change	(1)	–	(2)	–
Impact on fair value of a 20% adverse change	(2)	–	(4)	–

(1)	There were no write-downs of interest-only strips.
(2)	Monthly payment rate.

CIBC 2011 ANNUAL REPORT	145

Consolidated financial statements

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31			2011			2010
Type of loan	Total principal amount of loans	Impaired and other past due loans(1)	Net write-offs(2)	Total principal amount of loans	Impaired and other past due loans(1)	Net write-offs(2)
Residential mortgages	$ 150,210	$ 870	$ 19	$ 143,003	$ 934	$ 15
Personal	34,842	321	281	34,335	337	345
Credit card	15,758	179	744	15,924	143	756
Business and government(3)	42,172	1,129	146	39,019	1,100	314
Total loans reported and securitized(4)	242,982	2,499	1,190	232,281	2,514	1,430
Less: Loans securitized
Residential mortgages	50,607	247	4	49,435	268	3
Credit card	5,350	71	266	3,797	29	132
Business and government(3)	360	–	–	437	–	–
Total loans securitized	56,317	318	270	53,669	297	135
Total loans reported on the consolidated balance sheet	$ 186,665	$ 2,181	$ 920	$ 178,612	$ 2,217	$ 1,295

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.
(3)	Includes commercial mortgages and investment-grade loans.
(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Variable interest entities

We consolidate VIEs for which we are considered the primary beneficiary. During 2011, we determined that we were no longer the primary beneficiary to certain VIEs subsequent to the sale of our residual interest in these VIEs.

VIEs that are consolidated

The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2011	2010
Trading securities	$–	$818
AFS securities	66	85
Residential mortgages	46	62
Other assets	–	1
Total assets	$112	$966

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements, or are a counterparty to a derivative transaction involving the VIE.

We are also considered the primary beneficiary of a limited partnership entity that purchases mortgages and MBS from CIBC parent bank. The limited partnership entity has assets of approximately $13.0 billion (2010: $9.8 billion).

In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $1 million (2010: $75 million), as represented by a nominal number of our common shares (2010: 1 million). Consequently, the consolidation of these trusts did not have a significant impact as both the assets (our common shares) and the liabilities (the obligation to deliver our common shares to the participants) of the trusts offset each other within Shareholders’ equity on the consolidated balance sheet.

VIEs that are not consolidated

As at October 31, 2011, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary, and thus, we do not consolidate these VIEs. These VIEs include several CIBC-sponsored conduits and CDOs for which we act as structuring and placement agents.

See Note 18 for details on CIBC Capital Trust, a trust wholly owned by CIBC.

We also have interests in securities issued by entities established by CMHC, Fannie Mae, Federal Home Loan Mortgage Corporation (Freddie Mac), Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

146	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

CIBC-sponsored conduits

We sponsor several non-consolidated multi-seller conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $1.3 billion (2010: $2.3 billion). Certain of our conduits hold commercial paper issued by our other conduits. The underlying collateral amounts totalled $1.3 billion (2010: $2.1 billion) and are included in the total assets. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored asset-backed commercial paper (ABCP) programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.

We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. Our direct investment in commercial paper issued by our sponsored conduits was $3 million (2010: $110 million). We also sponsor a single-seller conduit that provides funding to franchises of a major Canadian retailer. Total assets of this conduit amounted to $421 million (2010: $403 million). This conduit is financed through a three-year syndicated commitment facility totalling $475 million. We participated in the commitment facility for $95 million. As at October 31, 2011, we funded $77 million (2010: $72 million) through the issuance of bankers’ acceptances.

CIBC structured CDO vehicles

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation, and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

We have investments in third-party structured vehicles through our treasury and trading activities.

CIBC 2011 ANNUAL REPORT	147

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss relating to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on VIE reference assets. The impact of CVA is not considered in the table below.

		CIBC- sponsored conduits	CIBC- structured CDO vehicles	Third-party structured vehicles
$ millions, as at October 31				Run-off	Continuing	Total
2011	On-balance sheet assets(1)
	Trading securities	$ 3	$ –	$ 558	$ 719	$ 1,280
	AFS securities	–	2	2	1,320	1,324
	FVO	–	–	–	73	73
	Loans	77	290	4,023	34	4,424
	Derivatives(2)	–	–	–	68	68
		$ 80	$ 292	$ 4,583	$ 2,214	$ 7,169
	On-balance sheet liabilities
	Derivatives(2)	$ –	$ 37	$ 1,545	$ 44	$ 1,626
		$ –	$ 37	$ 1,545	$ 44	$ 1,626
2010	On-balance sheet assets(1)
	Trading securities	$ 110	$ –	$ 621	$ 32	$ 763
	AFS securities	–	5	14	1,541	1,560
	FVO	–	9	–	205	214
	Loans	72	434	7,061	–	7,567
	Derivatives(2)	–	–	–	184	184
		$ 182	$ 448	$ 7,696	$ 1,962	$ 10,288
	On-balance sheet liabilities
	Derivatives(2)	$ –	$ 36	$ 1,084	$ 2	$ 1,122
		$ –	$ 36	$ 1,084	$ 2	$ 1,122

$ millions, as at October 31	2011	2010
Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions	$ 12,379	$ 17,318
Less: Notional of protection purchased or hedges relating to written credit derivatives, less gross receivable on those hedges	(3,292)	(3,824)
Carrying value of hedged securities and loans	(4,614)	(7,330)
	$ 4,473	$ 6,164

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.
(2)	Comprises credit derivatives (written credit default swaps and total return swaps) under which we assume exposures and excludes all other derivatives.

148	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings(1)	Computer equipment	Office furniture and other equipment(2)	Leasehold improvements	Total
2011	Cost
	Balance at beginning of year	$ 1,203	$ 1,067	$ 697	$ 647	$ 3,614
	Net additions (disposals)	23	47	(14)	75	131
	Adjustments(3)	(16)	(1)	(2)	(2)	(21)
	Balance at end of year	$ 1,210	$ 1,113	$ 681	$ 720	$ 3,724
2010	Balance at end of year	$ 1,203	$ 1,067	$ 697	$ 647	$ 3,614
2011	Accumulated amortization
	Balance at beginning of year	$ 349	$ 839	$ 357	$ 409	$ 1,954
	Amortization	26	105	32	45	208
	Disposals	(9)	(61)	(29)	(19)	(118)
	Adjustments(3)	2	2	–	–	4
	Balance at end of year	$ 368	$ 885	$ 360	$ 435	$ 2,048
2010	Balance at end of year	$ 349	$ 839	$ 357	$ 409	$ 1,954
Net book value
	As at October 31, 2011	$ 842	$ 228	$ 321	$ 285	$ 1,676
	As at October 31, 2010	$ 854	$ 228	$ 340	$ 238	$ 1,660

(1)	Includes net book value of $162 million (2010: $165 million) relating to land and $333 million (2010: $351 million) relating to buildings for which we are deemed to have ownership for accounting purposes.
(2)	Includes $87 million (2010: $132 million) of work-in-progress not subject to amortization.
(3)	Includes foreign currency translation adjustments.

CIBC 2011 ANNUAL REPORT	149

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

We performed our annual impairment test on goodwill and other indefinite-lived intangible assets as at April 30, 2011. Based on our assessment, we determined that no impairment write-downs were required.

The changes in the carrying amount of goodwill allocated to each reporting unit are as follows:

$ millions, for the year ended October 31
Reporting units		Wealth Management	Capital markets(1)	CIBC FirstCaribbean(1)	Other	Total
2011	Balance at beginning of year	$ 879	$ 40	$ 927	$ 67	$ 1,913
	Acquisitions	–	–	–	2	2
	Dispositions	–	–	–	(1)	(1)
	Adjustments(2)	–	–	(21)	1	(20)
	Balance at end of year	$ 879	$ 40	$ 906	$ 69	$ 1,894
2010	Balance at beginning of year	$ 879	$ 72	$ 983	$ 63	$ 1,997
	Acquisitions	–	–	–	5	5
	Dispositions	–	(31)(3)	–	(1)	(32)
	Adjustments(2)	–	(1)	(56)	–	(57)
	Balance at end of year	$ 879	$ 40	$ 927	$ 67	$ 1,913

(1)	Capital markets and FirstCaribbean International Bank Limited (CIBC FirstCaribbean) reporting units are part of Wholesale Banking and Corporate and Other operating segments, respectively.
(2)	Includes foreign currency translation adjustments.
(3)	Includes disposition of a consolidated U.S. investment.

Software and other intangible assets

The changes in the carrying amount of indefinite-lived other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Contract based(1)	Brandname(2)	Total
2011	Balance at beginning and end of year	$ 116	$ 20	$ 136
2010	Balance at beginning of year	$ 116	$ 21	$ 137
	Adjustments(3)	–	(1)	(1)
	Balance at end of year	$ 116	$ 20	$ 136

(1)	Represents a combination of management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Includes foreign currency translation adjustments.

150	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software(1)	Core deposit intangibles(2)	Contract based(3)	Customer relationships(4)	Total
2011	Gross carrying amount
	Balance at beginning of year	$ 1,537	$ 249	$ 50	$ 161	$ 1,997
	Net acquisitions (dispositions)	171	–	–	18	189
	Adjustments(5)	(2)	(6)	–	–	(8)
	Balance at end of year	$ 1,706	$ 243	$ 50	$ 179	$ 2,178
2010	Gross carrying amount
	Balance at beginning of year	$ 1,544	$ 264	$ 64	$ 112	$ 1,984
	Net acquisitions (dispositions)	(1)	–	(14)	49	34
	Adjustments(5)	(6)	(15)	–	–	(21)
	Balance at end of year	$ 1,537	$ 249	$ 50	$ 161	$ 1,997
2011	Accumulated amortization
	Balance at beginning of year	$ 1,284	$ 110	$ 40	$ 90	$ 1,524
	Amortization	106	23	2	17	148
	Dispositions	(8)	–	–	–	(8)
	Adjustments(5)	(2)	(2)	–	–	(4)
	Balance at end of year	$ 1,380	$ 131	$ 42	$ 107	$ 1,660
2010	Accumulated amortization
	Balance at beginning of year	$ 1,242	$ 90	$ 40	$ 80	$ 1,452
	Amortization	129	26	3	10	168
	Dispositions	(82)	–	(3)	–	(85)
	Adjustments(5)	(5)	(6)	–	–	(11)
	Balance at end of year	$ 1,284	$ 110	$ 40	$ 90	$ 1,524
	Net book value
	As at October 31, 2011	$ 326	$ 112	$ 8	$ 72	$ 518
	As at October 31, 2010	$ 253	$ 139	$ 10	$ 71	$ 473

(1)	Includes $177 million (2010: $73 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the custody business and the intangible asset acquired as part of the MasterCard portfolio acquisition.
(5)	Includes foreign currency translation adjustments.

The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions
2012	108
2013	59
2014	38
2015	26
2016	19

Note 9	Other assets

$ millions, as at October 31	2011	2010
Accrued interest receivable	$ 691	$ 787
Accrued benefit asset (Note 21)	1,445	1,426
Brokers’ client accounts	290	406
Current income tax receivable	446	577
Future income tax asset (Note 22)	270	767
Other prepayments and deferred items	645	656
Cheques and other items in transit, net	382	674
Derivative collateral receivable	4,397	4,912
Accounts receivable	518	687
Other	415	408
	$ 9,499	$ 11,300

CIBC 2011 ANNUAL REPORT	151

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand(3)	Payable after notice(4)	Payable on a fixed date(5)	2011 Total	2010 Total
Personal	$ 8,109	$ 66,149	$ 42,334	$ 116,592	$ 113,294
Business and government	32,171	15,862	86,603(6)	134,636	127,759
Bank	1,297	11	2,873	4,181	5,618
	$ 41,577	$ 82,022	$ 131,810	$ 255,409	$ 246,671
Comprised of:
Held at amortized cost				$ 253,886	$ 243,141
Designated at fair value (Note 13)				1,523	3,530
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$ 28,469	$ 27,675
In foreign offices				2,197	2,070
Interest-bearing deposits
In domestic offices				189,778	177,368
In foreign offices				34,388	39,115
U.S. federal funds purchased				577	443
				$ 255,409	$ 246,671

(1)	Includes deposits of $56.1 billion (2010: $54.1 billion) denominated in U.S. dollars and deposits of $6.0 billion (2010: $5.4 billion) denominated in other foreign currencies.
(2)	Net of own deposits purchased by CIBC of $935 million (2010: $648 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes covered bond deposits totalling $12.0 billion (2010: $6.4 billion) and $1.6 billion (2010: $1.6 billion) of Notes purchased by CIBC Capital Trust (see Note 18 for additional details).

Note 11	Other liabilities

$ millions, as at October 31	2011	2010
Accrued interest payable	$ 1,133	$ 1,336
Accrued benefit liability (Note 21)	739	749
Gold and silver certificates	300	415
Brokers’ client accounts	1,121	898
Derivative collateral payable	2,901	3,062
Other deferred items	236	255
Negotiable instruments	1,312	1,194
Current income tax liability	45	29
Future income tax liability (Note 22)	51	–
Accounts payable and accrued expenses	1,661	1,832
Other	2,324	2,802(1)
	$ 11,823	$ 12,572

(1)	Includes $604 million payable in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010. See Note 17 for additional details.

152	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 12	Trading activities

Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.

Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

The following tables present the assets and liabilities and income related to trading activities.

Trading assets and liabilities

$ millions, as at October 31		2011	2010
Assets
Debt securities(1)		$ 10,963	$ 15,649
Equity securities		21,834	12,908
Total securities (Note 4)		32,797	28,557
Residential mortgages (Note 5)(2)		44	62
Business and government loans (Note 5)(2)		257	1,000
Derivative instruments (Note 14)		24,562	22,034
		$ 57,660	$ 51,653
Liabilities
Obligations related to securities sold short		$ 10,274	$ 7,304
Derivative instruments (Note 14)(1)		25,904	22,809
		$ 36,178	$ 30,113
Income (loss) from trading activities
$ millions, for the year ended October 31	2011	2010	2009
Trading income (loss) consists of:
Interest income	$ 967	$ 495	$ 420
Interest expense	624	277	183
Net interest income	343	218	237
Non-interest income	(74)	603	(531)
	$ 269	$ 821	$ (294)
Trading income (loss) by product line:
Interest rates	$ 156	$ 162	$ 145
Foreign exchange	276	265	291
Equities	21	94	216
Commodities	43	33	44
Structured credit(3)	(227)	140	(1,038)
Other(3)	–	127	48
	$ 269	$ 821	$ (294)

(1)	Includes USRMM-related securities of $182 million (2010: $250 million) and derivative liabilities with notional of $1,223 million and fair value of $1,018 million (2010: notional of $1,445 million and fair value of $1,155 million), which are used to economically hedge a FVO liability with a fair value of $389 million (2010: $526 million) included in Note 13.
(2)	In 2011, we have reported trading loans carried at fair value separately. Previously these were classified as part of loans at amortized cost. Prior year information has been restated.
(3)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

CIBC 2011 ANNUAL REPORT	153

Consolidated financial statements

Note 13	Financial instruments designated at fair value

FVO financial instruments include the following instruments:

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps and seller swaps; and
•	Financial liabilities that have one or more embedded derivatives which significantly modify the cash flows of the host liability that are not bifurcated from the host instrument.

The following tables present the FVO assets and liabilities and their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.

FVO assets and liabilities

$ millions, as at October 31	2011	2010
FVO assets
Debt securities	$ 20,064	$ 22,430
Business and government loans(1) (Note 5)	10	21
	$ 20,074	$ 22,451
FVO liabilities
Business and government deposits(2)(3)	$ 1,523	$ 3,530
	$ 1,523	$ 3,530

(1)	The undrawn credit exposure related to FVO loans was nil for 2011 and 2010.
(2)	Included in business and government deposits is a limited recourse note of $389 million (2010: $526 million), which is hedged by USRMM-related securities of $182 million (2010: $250 million) that are classified as trading, and by derivative liabilities of $1,018 million (2010: $1,155 million). See Note 12 for additional details.
(3)	The carrying amount of FVO deposits would have been $2 million lower (2010: $6 million higher) had the deposits been carried on a contractual settlement amount.

Economic hedging assets and liabilities of FVO financial instruments

$ millions, as at October 31	2011	2010
Assets
Derivative instruments (Note 14)	$ 1,508	$ 492
	$ 1,508	$ 492
Liabilities
Derivative instruments (Note 14)	$ 2,821	$ 1,569
Obligations related to securities sold short	–	1,844
	$ 2,821	$ 3,413

154	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

FVO and related hedges income (loss)

$ millions, for the year ended October 31				2011	2010	2009

Interest income				$ 369	$ 335	$ 525
Interest expense(1)				154	69	276

Net interest income				215	266	249

Non-interest income
FVO financial instruments				3	(291)	168
Economic hedges(2)				(137)	(332)	(201)

				(134)	(623)	(33)

				$ 81	$ (357)	$ 216

(1)    Includes $28 million (2010: $15 million; 2009: $10 million) on obligations related to securities sold short hedging the FVO financial instruments.

(2)    Comprises derivative instruments held to economically hedge FVO financial instruments.

The changes in the fair value of the FVO loans attributable to changes in credit risk are calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entity or others with similar characteristics. The change in fair value attributable to changes in CIBC’s credit risk is calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.

The following table presents the gains (losses) due to changes in the fair value of FVO financial instruments attributable to changes in the credit risk:

		For the year ended October 31			Cumulative for the period ended October 31(1)

$ millions	2011	2010	2009	2011	2010	2009

FVO loans	$ (1)	$–	$(29)	$ (2)	$ (1)	$ (27)
FVO loans, net of related hedges(2)	(1)	–	(8)	(2)	(1)	2
FVO deposits	–	(1)	(5)	–	(3)	(6)

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, from the date they were designated as FVO.

(2)	Notional amounts of the derivatives hedging the credit risk on FVO loans was nil (2010: nil; 2009: $242 million).

Note 14	Derivative instruments

As explained in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2011			2010

	Assets	Liabilities	Assets		Liabilities

Trading (Note 12)	$24,562	$ 25,904	$22,034		$22,809
Designated accounting hedges (Note 15)	1,773	623	1,281	(2)	714
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	1,508	2,821	492		1,569
Other economic hedges	416	459	875	(2)	1,397

	$28,259	$ 29,807	$24,682		$26,489

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.

(2)	Restated.

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Consolidated financial statements

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (CDS) and total return swaps (TRS).

CDS provide protection against the decline in value of a reference asset or group of assets as a result of specified credit events such as default or bankruptcy. CDS are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS in return for payment contingent on a credit event affecting the reference asset or group of assets. Settlement may be cash-based or physical, requiring the delivery of the reference asset or group of assets to the seller of the CDS.

In TRS contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

156	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, CDOs of residential mortgages, commercial mortgages, trust preferred securities, and CLOs. For both single-name and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.

In our structured credit run-off portfolio, we also have TRS on single-name reference obligations that are primarily CLOs. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The total return payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse,” meaning the total return receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments.

CIBC 2011 ANNUAL REPORT	157

Consolidated financial statements

$ millions, as at October 31						2011		2010
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$99,456	$21,942	$4	$121,402	$118,477	$2,925	$68,354	$3,471
Swap contracts	277,583	589,465	104,162	971,210	670,804	300,406	486,886	270,119
Clearing house settled swap contracts	3,625	13,096	7,241	23,962	23,962	–	–	–
Purchased options	1,891	6,852	2,838	11,581	11,496	85	12,452	347
Written options	3,141	7,419	2,796	13,356	10,804	2,552	16,682	1,710
	385,696	638,774	117,641	1,141,511	835,543	305,968	584,374	275,647
Exchange-traded
Futures contracts	34,671	7,994	–	42,665	38,438	4,227	27,427	1,036
Purchased options	24,233	–	–	24,233	24,233	–	26,980	–
Written options	29,466	–	–	29,466	29,466	–	33,811	–
	88,370	7,994	–	96,364	92,137	4,227	88,218	1,036
Total interest rate derivatives	474,066	646,768	117,041	1,237,875	927,680	310,195	672,592	276,683
Foreign exchange derivatives
OTC
Forward contracts	128,053	7,957	201	136,211	121,300	14,911	107,299	8,450
Swap contracts	25,856	74,574	25,525	125,955	114,803	11,152	85,995	7,433
Purchased options	8,128	1,238	109	9,475	9,450	25	13,566	77
Written options	7,784	704	78	8,566	8,470	96	11,880	79
	169,821	84,473	25,913	280,207	254,023	26,184	218,740	16,039
Exchange-traded
Futures contracts	20	–	–	20	20	–	33	–
Total foreign exchange derivatives	164,841	84,473	25,913	280,227	254,043	26,184	218,773	16,039
Credit derivatives
OTC
Total return swap contracts – payable	–	2,612	–	2,612	2,612	–	2,982	–
Credit default swap contracts – purchased	–	10,434	5,306	15,740	15,655	85	22,149	1,206
Credit default swap contracts – written	104	2,315	5,223	7,642	7,642	–	12,080	–
Total credit derivatives	104	15,361	10,529	25,994	25,909	85	37,211	1,206
Equity derivatives(1)
OTC	21,884	2,445	74	24,403	23,739	664	16,057	532
Exchange-traded	3,431	422	–	3,853	3,853	–	8,699	–
Total equity derivatives	25,315	2,867	74	28,256	27,592	664	24,756	532
Precious metal derivatives(1)
OTC	1,906	–	–	1,906	1,906	–	513	–
Exchange-traded	231	26	–	257	257	–	19	–
Total precious metal derivatives	2,137	26	–	2,163	2,163	–	532	–
Other commodity derivatives(1)
OTC	3,591	4,583	225	8,399	8,399	–	6,878	–
Exchange-traded	7,363	3,974	2	11,339	11,339	–	6,303	–
Total other commodity derivatives	10,954	8,557	227	19,738	19,738	–	13,181	–
	$682,417	$758,052	$153,784	$1,594,253	$1,257,125	$337,128	$967,045	$294,460

(1)	Comprises forwards, futures, swaps, and options.

158	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2011	2010
	Less than 1 year	1 to 5 years	Over 5 years(1)	Total fair value	Total fair value
Derivative assets	$4,146	$11,569	$12,544	$28,259	$24,682
Derivative liabilities	4,789	12,798	12,220	29,807	26,489

(1)	CVA is included in over 5 years maturity.

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, central counterparties (clearing houses), collateral and other credit mitigation techniques.

We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, which assumes the obligations of both counterparties and guarantees their performance. Similarly, credit risk on clearing house settled swap contracts is limited as these transactions are novated to the clearing house, which acts as a central counterparty and assumes the obligations of the original counterparty. All exchange-traded and clearing house settled contracts are subject to initial margin and to daily settlement of variation margins designed to protect participants from losses incurred due to a counterparty default. Written CDS in general have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written CDS will, however, have some credit risk to the extent of any unpaid premiums.

The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange or are clearing house settled which are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC 2011 ANNUAL REPORT	159

Consolidated financial statements

$ millions, as at October 31					2011					2010

	Current replacement cost(1)			Credit equivalent	Risk- weighted	Current replacement cost(1)			Credit equivalent	Risk- weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward rate agreements	$171	$–	$171	$59	$7	$55	$–	$55	$49	$9
Swap contracts	16,468	3,003	19,471	4,664	1,373	13,522	2,299	15,821	4,154	1,120
Purchased options	422	10	432	66	20	494	27	521	91	26

	17,061	3,013	20,074	4,789	1,400	14,071	2,326	16,397	4,294	1,155

Foreign exchange derivatives
Forward contracts	1,654	83	1,737	1,364	296	1,501	23	1,524	1,291	235
Swap contracts	3,655	580	4,235	3,489	770	3,662	256	3,918	2,985	626
Purchased options	97	–	97	102	32	227	–	227	113	36

	5,406	663	6,069	4,955	1,098	5,390	279	5,669	4,389	897

Credit derivatives(1)
Total return swap contracts – payable	–	–	–	–	–	–	–	–	73	49
Credit default swap contracts – purchased	1,021	–	1,021	1,015	613	1,341	–	1,341	2,215	2,016
Credit default swap contracts – written(3)	–	–	–	–	–	–	–	–	10	4

	1,021	–	1,021	1,015	613	1,341	–	1,341	2,298	2,069

Equity derivatives(4)	280	21	301	629	47	468	40	508	648	250

Precious metal derivatives(4)	55	–	55	39	13	25	–	25	13	6

Other commodity derivatives(4)	401	–	401	739	242	460	–	460	703	219

	24,224	3,697	27,921	12,166	3,413	21,755	2,645	24,400	12,345	4,596
Less: effect of master netting agreements	(20,728)	–	(20,728)	–	–	(16,967)	–	(16,967)	–	–

	$3,496	$3,697	$7,193	$12,166	$3,413	$4,788	$2,645	$7,433	$12,345	$4,596

(1)	Exchange-traded and clearing house settled instruments with a replacement cost of $338 million (2010: $279 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,262 million (2010: $2,261 million). The collateral comprises cash of $1,988 million (2010: $2,136 million) and government securities of $274 million (2010: $125 million).

(3)	The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps, and options.

CVA

A CVA is determined using the fair value-based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value-based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value-based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a loss of $3 million (2010: gain of $703 million; 2009: loss of $1.1 billion) against our receivables from financial guarantors. Separately, we recorded a net loss of $100 million (2010: net loss of $341 million; 2009: net gain of $163 million) on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $477 million (2010: $734 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value-based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $3 million (2010: gain of $27 million; 2009: a loss of $49 million) on our receivables from non-financial guarantors derivative counterparties.

160	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 15	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2011	2010	2009
Fair value hedges(1)	$15	$20	$85
Cash flow hedges(2)(3)	(1)	(11)	(5)

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of operations, and are not significant for the years ended October 31, 2011, 2010, and 2009.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2011					2010

	Derivatives notional			Derivatives notional
		Carrying value				Carrying value

	amount	Positive	Negative	amount		Positive		Negative

Fair value hedges	$ 95,221	$1,696	$ 602	$ 84,298		$1,240		$ 696
Cash flow hedges	2,948	33	21	8,267	(1)	36	(1)	18
NIFO hedges	1,022	44	–	1,367	(1)	5		–

	$ 99,191	$1,773	$ 623	$ 93,932		$1,281		$ 714

(1)	Restated.

In addition, foreign currency denominated deposit liabilities of $54 million (2010: $62 million) and $2.3 billion (2010: $659 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

CIBC 2011 ANNUAL REPORT	161

Consolidated financial statements

Note 16	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31									2011		2010
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada yield Price(1) and par	At par		Denominated in foreign currency	Par value	Carrying value(2)	Par value	Carrying value(2)
9.65		October 31, 2014		November 1, 1999				$250	$311	$250	$325
4.55	(3)	March 28, 2016		March 28, 2006	March 28, 2011	(4)		–	–	1,080	1,093
Fixed	(5)	March 23, 2017			September 23, 2012		TT$195 million	30	30	32	32
Floating	(6)	June 22, 2017			June 22, 2012		€200 million	276	276	284	284
5.15	(7)	June 6, 2018		June 6, 2008	June 6, 2013			550	554	550	557
4.11	(8)	April 30, 2020		April 30, 2010	April 30, 2015	(9)		1,100	1,100	1,100	1,100
3.15	(10)	November 2, 2020			November 2, 2015			1,500	1,500	–	–
6.00	(11)	June 6, 2023		June 6, 2008	June 6, 2018			600	600	600	600
8.70		May 25, 2029	(12)					25	43	25	42
11.60		January 7, 2031		January 7, 1996				200	200	200	200
10.80		May 15, 2031		May 15, 2021				150	150	150	150
8.70		May 25, 2032	(12)					25	44	25	43
8.70		May 25, 2033	(12)					25	45	25	43
8.70		May 25, 2035	(12)					25	46	25	44
Floating	(13)	July 31, 2084			July 27, 1990		US$169 million(14)	168	168	202	202
Floating	(15)	August 31, 2085			August 20, 1991		US$67 million	66	66	68	68
								4,990	5,133	4,616	4,783
Subordinated debt sold short (held) for trading purposes								5	5	(10)	(10)
								$4,995	$5,138	$4,606	$4,773

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.

(4)	On this date, we redeemed the outstanding principal amount plus interest accrued to the redemption date.

(5)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.

(9)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(10)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.

(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.

(12)	Not redeemable prior to maturity date.

(13)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(14)	US$30 million ($29 million) of this issue was repurchased and cancelled during the year.

(15)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

162	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 17	Common and preferred share capital and preferred share liabilities

Common shares

CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends and interest paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31						2011						2010						2009

	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid

	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share

Common shares(1)	400,534,211	$7,376		$1,391		$3.51	392,738,700	$6,804		$1,350		$ 3.48	383,981,867	$ 6,241		$1,328		$3.48

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$ 1.38	12,000,000	$ 300		$16		$1.38
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	–	–	(3)	–	(3)	0.04	2,000	–	(3)	–	(3)	0.08	2,000	–	(3)	–	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30(4)	–	–		15		0.90	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.18
Series 32	12,000,000	300		14		1.13	12,000,000	300		14		1.13	12,000,000	300		14		1.13
Series 33	12,000,000	300		16		1.34	12,000,000	300		16		1.34	12,000,000	300		18		1.53
Series 35	13,000,000	325		21		1.63	13,000,000	325		21		1.63	13,000,000	325		16		1.19
Series 37	8,000,000	200		13		1.63	8,000,000	200		13		1.63	8,000,000	200		9		1.06

		$2,756		$165				$3,156		$169				$ 3,156		$162

	Shares outstanding			Interest paid			Shares outstanding			Interest paid			Shares outstanding			Interest paid

	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share	Number of shares	Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities
Series 19(5)	–	$–		$–		$–	–	$–		$10		$ 1.24	8,000,000	$ 200		$10		$1.24
Series 23(5)	–	–		–		–	–	–		21		1.33	16,000,000	400		21		1.33

		$–		$–				$–		$31				$ 600		$31

Total preferred shares		$2,756		$165				$3,156		$200				$ 3,756		$193

(1)	Includes treasury shares.

(2)	On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.

(3)	Due to rounding.

(4)	On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share.

(5)	On October 31, 2010, we redeemed and legally extinguished these non-cumulative preferred shares. Other liabilities (Note 11) included $604 million in respect of principal and premium amounts payable to holders. The payment was made on November 1, 2010.

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Consolidated financial statements

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viability contingent capital Advisory issued by OSFI. We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

164	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2011)	Quarterly dividends per share(1)	Specified redemption date	Cash redemption price per share
Series 18	$ 0.343750	October 29, 2012	$ 25.00
Series 26	$ 0.359375	April 30, 2008	$ 26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$ 0.350000	October 31, 2008	$ 26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$ 0.337500	May 1, 2010	$ 26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 31	$ 0.293750	January 31, 2012	$ 26.00
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00
Series 32	$ 0.281250	April 30, 2012	$ 26.00
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00
Series 33	$ 0.334375	July 31, 2014	$ 25.00
Series 35	$ 0.406250	April 30, 2014	$ 25.00
Series 37	$ 0.406250	July 31, 2014	$ 25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2011		2010		2009
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	392,738,700	$6,804	383,981,867	$6,241	380,804,829	$6,063
Issuance pursuant to:
Stock option plans	1,242,462	79	1,943,577	88	983,705	41
Shareholder Investment Plan(1)	5,501,553	411	6,036,805	419	2,201,944	137
Employee Share Purchase Plan(2)	1,090,096	85	775,251	56	–	–
	400,572,811	7,379	392,737,500	6,804	383,990,478	6,241
Net treasury shares	(38,600)	(3)	1,200	–	(8,611)	–
Balance at end of year	400,534,211	$7,376	392,738,700	$6,804	383,981,867	$6,241

(1)	Effective July 2009, participants in the Shareholder Investment Plan (the Plan) receive a 3% discount from the average market price on the reinvested dividends in additional common shares. Commencing with dividends paid on April 28, 2011, the shares were issued at a 2% discount.

(2)	Effective February 2010, employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury.

Common shares reserved for issue

As at October 31, 2011, 10,691,669 common shares (2010: 11,934,131) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would

CIBC 2011 ANNUAL REPORT	165

Consolidated financial statements

cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.

There were no significant changes made in the objectives, policies, and procedures during the year.

Regulatory requirements

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.

The regulatory capital framework will be revised in the coming years. Effective the first quarter of fiscal 2012, banks are required to implement the series of guidelines issued by the BIS in July 2009 related to market risk and the areas of securitization and resecuritization. Effective January 1, 2013, banks will commence implementing the Basel III regulatory framework developed by the BIS to strengthen the resilience of the banking sector.

Regulatory capital and ratios

Regulatory capital consists of Tier 1 and Tier 2 capital.

Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

Our capital ratios and assets-to-capital multiple are as follows:

$ millions, as at October 31	2011		2010
Capital
Tier 1 capital	$16,208		$14,851
Total regulatory capital	20,287		18,966
Risk-weighted assets
Credit risk	$90,110		$86,782
Market risk	1,646		1,625
Operational risk	18,212		18,256
Total risk-weighted assets	$109,968		$106,663
Capital ratios
Tier 1 capital ratio	14.7%		13.9%
Total capital ratio	18.4%		17.8%
Assets-to-capital multiple	16.0	x	17.0	x

166	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 18	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as Deposits – business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019,

and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes will be viewed as non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2011, we held $1 million in short trading positions (2010: $1 million in long trading positions) of Tier 1 Notes – Series B:

$ millions, as at October 31
				Earliest redemption dates		Principal amount
Issue	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price(1) and par	At par	2011	2010
CIBC Capital Trust –
Tier 1 Notes
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	300	300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

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Consolidated financial statements

Note 19	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities, and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Not interest rate sensitive	Total
2011	Assets
	Cash and deposits with banks	$–	$4,144	$298	$–	$–	$1,855	$6,297
	Effective yield		1.13%	1.31%
	Trading securities	–	967	1,936	4,056	4,008	21,830	32,797
	Effective yield		2.98%	2.27%	2.88%	4.19%
	AFS securities	–	11,060	4,667	10,373	2,539	573	29,212
	Effective yield		1.14%	1.94%	2.87%	4.61%
	FVO securities	–	8,314	1,855	9,702	193	–	20,064
	Effective yield		1.17%	2.53%	1.93%	6.32%
	Securities borrowed or purchased under resale agreements	–	27,840	–	–	–	–	27,840
	Effective yield		0.95%	–%
	Loans	103,419	17,621	18,410	40,704	2,278	2,586	185,018
	Effective yield		2.87%	4.46%	4.16%	5.03%
	Other	–	32,799	–	–	–	19,672	52,471
	Structural assumptions	(7,139)	802	2,756	5,634	–	(2,053)	–
	Total assets	$96,280	$103,547	$29,922	$70,469	$9,018	$44,463	$353,699
	Liabilities and shareholders’ equity
	Deposits	$92,853	$52,770	$37,255	$37,658	$4,039	$30,834	$255,409
	Effective yield		1.01%	1.76%	2.82%	5.61%
	Obligations related to securities sold short	–	320	415	3,205	3,099	3,277	10,316
	Effective yield		0.62%	0.86%	1.12%	1.97%
	Obligations related to securities lent or sold under repurchase agreements	–	14,306	–	–	–	–	14,306
	Effective yield		0.76%	–
	Subordinated indebtedness	–	444	97	3,469	1,128	–	5,138
	Effective yield		1.33%	2.98%	4.36%	8.06%
	Other	–	33,571	600	825	621	32,913	68,530
	Structural assumptions	(20,415)	5,249	18,878	23,024	–	(26,736)	–
	Total liabilities and shareholders’ equity	$72,438	$106,660	$57,245	$68,181	$8,887	$40,288	$353,699
	On-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)	–	(33,242)	26,922	6,384	(64)	–	–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
	Total cumulative gap	$23,842	$(12,513)	$(12,914)	$(4,242)	$(4,175)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$25,943	$(20,489)	$(26,764)	$14,529	$698	$6,083	$–
	Foreign currencies	(2,101)	17,376	(559)	(12,241)	(567)	(1,908)	–
	Total on-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(14,278)	$22,865	$(7,204)	$(1,383)	$–	$–
	Foreign currencies	–	(18,964)	4,057	13,588	1,319	–	–
	Total off-balance sheet gap	$–	$(33,242)	$26,922	$6,384	$(64)	$–	$–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
2010	Gap by currency
	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$–
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	–
	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(4,842)	$12,584	$(7,253)	$(489)	$–	$–
	Foreign currencies	–	(4,970)	(116)	4,911	175	–	–
	Total off-balance sheet gap	$–	$(9,812)	$12,468	$(2,342)	$(314)	$–	$–
	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

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Note 20	Stock-based compensation

Restricted share award plan

Under our restricted share award (RSA) plan, which began in 2000, certain key employees are granted annual awards to receive either common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. Awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.

Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.

Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $229 million in 2011 (2010: $290 million; 2009: $217 million). Liabilities in respect of cash-settled RSAs totalled $653 million (2010: $521 million; 2009: $298 million).

Performance share unit plan

Under the PSU plan, which was introduced in 2005, certain key employees are granted awards to receive common shares or an equivalent cash value. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs expected to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred.

For PSUs awarded prior to December 2010, dividend equivalent amounts are determined in accordance with management’s best estimate of the number of PSUs expected to vest. Beginning with PSUs awarded December 2010, dividend equivalent amounts are determined in accordance with the original number of PSUs awarded.

Grant date fair value of each PSU is deemed to be the same as the grant date fair value of RSAs awarded at the same time.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $31 million in 2011 (2010: $9 million; 2009: $2 million). Liabilities in respect of PSUs totalled $41 million (2010: $14 million; 2009: $8 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Book value unit plan

Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest will be adjusted for new issues of, re-purchases of, or dividends paid on common shares.

Grant date fair value of each BVU is calculated based on the book value per share of common shares on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $10 million in 2011 (2010: $2 million). Liabilities in respect of BVUs totalled $12 million (2010: $2 million).

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Consolidated financial statements

Deferred share unit plan

Under the DSU plan, which was introduced in 2010, certain employees are granted awards to receive the equivalent value of common shares in cash, which are funded upon distribution. The President and Chief Executive Officer or the Board of Directors has the discretion to set the vesting period which is generally at the end of five years to align with the purpose of the award. Participants of the DSU plan receive dividend equivalent amounts which are re-invested and credited to the participant’s account in the form of additional DSUs. Dividend equivalent amounts are expensed as incurred.

Compensation expense and related liabilities were not material for 2011 and 2010.

Directors’ plans

Under the Director DSU/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either DSUs or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares, or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Compensation expense in respect of the DSU components of these plans, before the impact of hedging, totalled $2 million in 2011 (2010: $3 million; 2009: $2 million). Liabilities in respect of DSUs totalled $9 million (2010: $8 million; 2009: $5 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.

Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire ten years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options vested immediately and expire on the earlier of (i) 60 months after the date the director ceases to be a member of the Board of Directors, or (ii) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.

Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2011 has been determined at $12.88 (2010: $11.13; 2009: $13.60). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2011	2010	2009
Weighted-average assumptions
Risk-free interest rate	2.79%	2.88%	2.85%
Expected dividend yield	4.89%	6.57%	7.00%
Expected share price volatility	27.56%	32.20%	45.00%
Expected life	6 years	6 years	6 years
Share price/exercise price	$78.41	$70.71	$49.75

Up to 50% of options relating to the ESOP granted prior to 2000 were eligible to be exercised as SARs. During 2009, all remaining SARs either expired or were exercised.

Compensation expense in respect of stock options and SARs, before the impact of hedging, totalled $7 million in 2011 (2010: $11 million; 2009: $9 million). We did not have a liability in respect of SARs as at October 31, 2011, 2010 and 2009.

170	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Stock option plans

As at or for the year ended October 31		2011			2010			2009

	Number of stock options	Weighted- average exercise price	Number of stock options		Weighted- average exercise price		Number of stock options	Weighted- average exercise price

Outstanding at beginning of year	5,641,221	$ 62.88	7,023,502		$ 56.53		7,270,168	$ 55.38
Granted	419,989	78.41	708,434		70.71		1,077,608	49.75
Exercised(1)	(1,242,462)	54.72	(1,943,577)		43.28		(983,705)	39.10
Forfeited	(41,580)	64.56	(39,318	)(2)	68.42	(2)	(5,035)	72.06
Cancelled/Expired	(30,620)	68.61	(107,820	)(2)	52.11	(2)	(214,629)	73.09
Exercised as SARs	–	–	–		–		(120,905)	38.44

Outstanding at end of year	4,746,548	$ 66.34	5,641,221		$ 62.88		7,023,502	$ 56.53

Exercisable at end of year	3,018,340	$ 66.05	3,560,238		$ 61.79		4,942,948	$ 53.47

Available for grant	5,945,121		6,292,910				6,854,206

(1) The weighted-average share price at the date of exercise was $79.51 (2010: $69.69; 2009: $52.20). (2) Restated. Stock options outstanding and vested
As at October 31, 2011			Stock options outstanding				Stock options vested

Range of exercise prices		Number outstanding	Weighted- average contractual life remaining		Weighted- average exercise price		Number outstanding	Weighted- average exercise price

$40.00–$49.00		531,430	1.09		$ 43.10		531,430	$ 43.10
$49.01–$55.00		852,839	6.40		49.85		351,508	49.99
$55.01–$65.00		421,461	0.72		55.80		405,577	55.53
$65.01–$75.00		1,410,192	5.81		70.81		748,368	71.46
$75.01–$85.00		1,197,036	6.42		78.50		647,867	78.33
$85.01–$105.00		333,590	4.93		96.33		333,590	96.33

		4,746,548	5.03		$ 66.34		3,018,340	$ 66.05

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. CIBC FirstCaribbean operates its own ESPP, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $31 million in 2011 (2010: $30 million; 2009: $30 million).

Hedging

The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU, and SAR plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense. In the consolidated statements of operations, compensation expense included a recovery of $15 million in respect of the derivatives referenced above (2010: $105 million; 2009: $60 million). AOCI in respect of certain designated accounting hedges, in respect of awards that are being expensed over vesting periods, totalled a credit of $1 million (2010: $24 million; 2009: $14 million).

CIBC 2011 ANNUAL REPORT	171

Consolidated financial statements

Note 21	Employee future benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.

Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets from September 30 to October 31. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008. As a result, plan assets and accrued benefit obligations related to our employee defined benefit plan are measured for accounting purposes as at October 31.

The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

		Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2011	2010	2009	2011	2010	2009
Accrued benefit obligation
Balance at beginning of year	$4,615	$3,942	$3,641	$769	$720	$694
Adjustment for change in measurement date	–	–	12	–	–	1
Current service cost	150	120	108	14	13	13
Employee contributions	6	6	6	–	–	–
Interest cost on accrued benefit obligation	260	257	248	40	43	43
Benefits paid	(222)	(212)	(216)	(52)	(51)	(52)
Foreign exchange rate changes	(9)	(27)	(6)	–	(3)	–
Actuarial losses	163	528	144	25	55	21
Plan amendments	10	1	5	8	(8)	–
Balance at end of year	$4,973	$4,615	$3,942	$804	$769	$720
Plan assets
Fair value at beginning of year	$4,608	$4,003	$3,794	$25	$27	$40
Adjustment for change in measurement date	–	–	(15)	–	–	(4)
Actual positive return on plan assets	232	471	154	1	1	3
Employer contributions	281	369	288	48	48	40
Employee contributions	6	6	6	–	–	–
Benefits paid	(222)	(212)	(216)	(52)	(51)	(52)
Foreign exchange rate changes	(9)	(29)	(8)	–	–	–
Net transfer out	(1)	–	–	–	–	–
Fair value at end of year	$4,895	$4,608	$4,003	$22	$25	$27
Funded status (deficit) surplus	$(78)	$(7)	$61	$(782)	$(744)	$(693)
Unamortized net actuarial losses	1,505	1,423	1,171	170	151	100
Unamortized past service costs (gains)	15	8	9	(105)	(135)	(148)
Unamortized transitional asset	–	–	–	–	–	1
Accrued benefit asset (liability)	$1,442	$1,424	$1,241	$(717)	$(728)	$(740)
Valuation allowance	(19)	(19)	(18)	–	–	–
Accrued benefit asset (liability), net of valuation allowance	$1,423	$1,405	$1,223	$(717)	$(728)	$(740)

172	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The accrued benefit asset (liability), net of valuation allowance, included in other assets and liabilities is as follows:

			Pension benefit plans						Other benefit plans
$ millions, as at October 31	2011		2010		2009		2011		2010		2009
Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,445		$1,426		$1,243		$–		$–		$–
Other liabilities (Note 11)	(22)		(21)		(20)		(717)		(728)		(740)
	$1,423		$1,405		$1,223		$(717)		$(728)		$(740)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

			Pension benefit plans						Other benefit plans
$ millions, as at October 31	2011		2010		2009		2011		2010		2009
Accrued benefit obligation
Unfunded plans	$47		$43		$38		$686		$638		$582
Funded plans	4,490		4,149		217		118		131		138
	4,537		4,192		255		804		769		720
Fair value of plan assets	4,346		4,094		202		22		25		27
Funded status deficit	$(191)		$(98)		$(53)		$(782)		$(744)		$(693)

The net defined benefit plan expense is as follows:
			Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2011		2010		2009		2011		2010		2009
Current service cost	$150		$120		$108		$14		$13		$13
Interest cost on accrued benefit obligation	260		257		248		40		43		43
Actual positive return on plan assets	(232)		(471)		(154)		(1)		(1)		(3)
Plan amendments	10		1		5		8		(8)		–
Actuarial losses	163		528		144		25		55		21
Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$351		$435		$351		$86		$102		$74
Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(48	)(1)	$204	(1)	$(141	)(1)	$–	(2)	$–	(2)	$1(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(36	)(3)	(462	)(3)	(133	)(3)	(18	)(4)	(51	)(4)	(20)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(7	)(5)	1	(5)	(3	)(5)	(30	)(6)	(13	)(6)	(20)(6)
	(91)		(257)		(277)		(48)		(64)		(39)
Change in valuation allowance	–		1		(1)		–		–		–
Defined benefit plan expense recognized	$260		$179		$73		$38		$38		$35

(1)	Expected return on plan assets of $280 million (2010: $267 million; 2009: $295 million), subtracted from actual return on plan assets of $232 million (2010: $471 million; 2009: $154 million).

(2)	Expected return on plan assets of $1 million (2010: $1 million; 2009: $2 million), subtracted from actual return on plan assets of $1 million (2010: $1 million; 2009: $3 million).

(3)	Actuarial losses amortized of $127 million (2010: $66 million; 2009: $11 million), less actual actuarial losses incurred of $163 million (2010: $528 million; 2009: $144 million).

(4)	Actuarial losses amortized of $7 million (2010: $4 million; 2009: $1 million), less actual actuarial losses incurred of $25 million (2010: $55 million; 2009: $21 million).

(5)	Amortization of plan amendments of $3 million (2010: $2 million; 2009: $2 million), less actual plan amendments of $10 million (2010: $1 million; 2009: $5 million).

(6)	Amortization of plan amendments of $(22) million (2010: $(21) million; 2009: $(20) million), less actual plan amendments of $8 million (2010: $(8) million; 2009: nil).

CIBC 2011 ANNUAL REPORT	173

Consolidated financial statements

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2011, 2010 or 2009.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings. Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic asset/liability management and strategic asset allocation studies;

•	Monitoring of funding levels and funding ratios;

•	Monitoring compliance with asset allocation guidelines and investment management agreements;

•	Monitoring asset class performance against asset class benchmarks; and

•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

			Pension benefit plans				Other benefit plans
Asset category(1)	Target allocation 2011	Actual allocation 2011	Target allocation 2010	Actual allocation 2010	Target allocation 2011	Actual allocation 2011	Target allocation 2010	Actual allocation 2010
Equity(2)	52%	53%	49%	49%	–%	–%	–%	–%
Debt(2)	44	43	42	45	100	100	100	100
Real estate	–	1	5	4	–	–	–	–
Other(3)	4	3	4	2	–	–	–	–
	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Categories are based upon risk classification.

(2)	Pension benefit plans include CIBC or CIBC FirstCaribbean issued securities and deposits of $21 million (2010: $39 million), representing 0.4% of total plan assets (2010: 0.8%). Other benefit plans do not include any CIBC or CIBC FirstCaribbean securities or deposits.

(3)	Investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

174	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

The weighted-average assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

		Pension benefit plans			Other benefit plans
For the year ended October 31	2011	2010	2009	2011	2010	2009
Accrued benefit obligation as at October 31
Discount rate at end of the period	5.5%	5.6%	6.5%	5.2%	5.3%	6.0%
Rate of compensation increase	3.6%	3.6%	3.7%	3.5%	3.5%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.6%	6.5%	6.8%	5.3%	6.0%	6.6%
Expected long-term rate of return on plan assets	6.4%	6.4%	6.9%	3.8%	4.0%	5.0%
Rate of compensation increase	3.6%	3.7%	3.7%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31							2011	2010	2009
Health-care cost trend rates assumed for next year							6.9%	7.0%	7.1%
Rate to which the cost trend rate is assumed to decline							4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate							2029	2029	2029

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

				One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31				2011	2010	2009	2011	2010	2009
Effect on aggregate of service and interest costs				$ 4	$ 4	$ 4	$ (3)	$ (3)	$ (3)
Effect on accrued benefit obligation				67	54	49	(56)	(45)	(40)

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31							2011	2010	2009
Defined contribution pension plans							$ 11	$ 11	$ 13
Government pension plans(1)							78	75	73
							$ 89	$ 86	$ 86

(1)    Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans				Total
$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Defined benefit plans	$351	$ 435	$ 351	$ 86	$ 102	$ 74	$ 437	$ 537	$ 425
Defined contribution and other plans	89	86	86	–	–	–	89	86	86
	$440	$ 521	$ 437	$ 86	$ 102	$ 74	$ 526	$ 623	$ 511

CIBC 2011 ANNUAL REPORT	175

Consolidated financial statements

Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2010. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2011. For the long-term disability plan, the most recent actuarial valuation was performed as of October 31, 2009. Total cash contributions for employee future benefit plans consist of:

		Pension benefit plans			Other benefit plans
$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009
Funded plans	$ 278	$ 366	$ 230	$ 15	$ 15	$ –
Beneficiaries of unfunded plans	3	3	3	33	33	37
Defined contribution pension plans	11	11	13	–	–	–
	$ 292	$ 380	$ 246	$ 48	$ 48	$ 37

The minimum contributions for 2012 are anticipated to be $177 million for defined benefit pension plans and $53 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Benefit payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2011	Pension benefit plans	Other benefit plans
2012	$ 230	$ 53
2013	232	53
2014	236	54
2015	241	54
2016	247	55
2017–2021	1,357	285

Note 22	Income taxes

Total income taxes
$ millions, for the year ended October 31	2011	2010	2009
Consolidated statement of operations
Income tax expense (benefit) – current	$436	$ 733	$386
– future	533	800	38
	969	1,533	424
Consolidated statement of changes in shareholders’ equity
OCI	(28)	(485)	18
Accounting policy changes	–	–	(3)(1)
Other	–	(7)	(6)
	(28)	(492)	9
	$941	$ 1,041	$433

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 21 for additional details.

176	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Components of income tax

$ millions, for the year ended October 31	2011	2010	2009
Current income taxes
Federal	$233	$80	$133
Provincial	151	63	84
Foreign	15	44	65
	399	187	282
Future income taxes
Federal	250	491	172
Provincial	150	292	94
Foreign	142	71	(115)
	542	854	151
	$941	$1,041	$433

Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rates vary each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at nil (2010: $231 million; 2009: $500 million).

The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 28.2% (2010: 30.6%; 2009: 31.8%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31		2011		2010		2009
Combined Canadian federal and provincial income tax rates applied to income before income taxes	$1,144	28.2%	$1,228	30.6%	$515	31.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(64)	(1.6)	(96)	(2.4)	(118)	(7.3)
Tax-exempt income	(136)	(3.4)	(36)	(0.9)	(29)	(1.8)
Tax-exempt gains	(3)	(0.1)	–	–	(4)	(0.2)
Net realized foreign exchange gains on investments in foreign operations	16	0.4	409	10.2	69	4.3
Future tax rate decrease	20	0.5	27	0.7	–	–
Other	(8)	(0.1)	1	–	(9)	(0.6)
Income taxes in the consolidated statement of operations	$969	23.9%	$1,533	38.2%	$424	26.2%

During the year, capital repatriation activities resulted in a $21 million (2010: $536 million; 2009: $104 million) increase in income tax expense in the consolidated statement of operations, arising from the transfer of related accumulated balances in the net foreign currency translation adjustments component of AOCI.

Future income tax asset

At October 31, 2011, our net future income tax asset was $219 million (net of a $32 million VA) including $114 million related to our U.S. operations. Accounting standards require a

VA when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the VA, will be realized.

CIBC 2011 ANNUAL REPORT	177

Consolidated financial statements

The following table presents sources of the future income tax assets and liabilities, net of the VA:

Sources of future income tax balances

$ millions, as at October 31	2011	2010
Future income tax assets
Tax loss carryforwards	$96	$665
Provisions	47	37
Allowance for credit losses	301	346
Unearned income	104	88
Buildings and equipment	53	62
Pension and employee benefits	176	90
Securities revaluation	34	35
Other	14	106
	825	1,429
VA	(32)	(66)
	793	1,363
Future income tax liabilities
Lease receivables	67	87
Pension and employee benefits	221	152
Buildings and equipment	64	80
Goodwill	66	69
Securities revaluation	83	91
Foreign currency	34	62
Other	39	55
	574	596
Net future income tax asset, net of the VA	$219	$767
Recorded in:
Other assets (Note 9)	270	767
Other liabilities (Note 11)	(51)	–
	$219	$767

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.

Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $175 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.

Leveraged leases

Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During 2010, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.

Ontario tax rate reductions

The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. The rate reductions were substantively enacted as at November 16, 2009. As a result, we wrote down our future income tax assets by approximately $25 million in 2010.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:

Unrecognized tax benefits

$ millions, for the year ended October 31	2011	2010
Balance at beginning of year	$474	$456
Increases based on tax positions related to the current year	38	39
Decreases based on tax positions related to prior years	(4)	(21)
Balance at the end of year	$508	$474

The entire amount of remaining unrecognized tax benefits of $508 million (2010: $474 million), if recognized, would affect the effective tax rate.

We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.

CIBC operates in Canada, the U.S., the U.K., and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
U.S.	2008
U.K.	2008

CIBC accounts for interest arrears and penalties in Income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as Interest expense in the consolidated statement of operations. We do not have any interest and penalties payable on the consolidated balance sheet as at October 31, 2011 and 2010.

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Note 23	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2011	2010	2009
Basic EPS
Net income	$3,079	$2,452	$1,174
Preferred share dividends and premiums	(177)	(169)	(162)
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)	396,233	387,802	381,677
Basic EPS	$7.32	$5.89	$2.65
Diluted EPS
Net income applicable to common shares	$2,902	$2,283	$1,012
Weighted-average common shares outstanding (thousands)	396,233	387,802	381,677
Add: stock options potentially exercisable(1) (thousands)	864	1,005	765
Weighted-average diluted common shares outstanding(2) (thousands)	397,097	388,807	382,442
Diluted EPS	$7.31	$5.87	$2.65

(1)	Excludes average options outstanding of 1,084,331 with a weighted-average exercise price of $84.36; average options outstanding of 1,954,098 with a weighted-average exercise price of $78.99; and average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37 for the years ended October 31, 2011, 2010, and 2009, respectively, as the options’ exercise prices were greater than the average market price of common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

Note 24	Commitments, guarantees, pledged assets and contingent liabilities

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

Contract amounts
$ millions, as at October 31	2011	2010
Securities lending(1)(2)	$57,286	$57,325
Unutilized credit commitments(3)(4)	140,348	132,261
Backstop liquidity facilities	3,176	4,403
Standby and performance letters of credit	6,323	5,721
Documentary and commercial letters of credit	312	290
Other	412	381
	$207,857	$200,381

(1)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon Global Securities Services Company (GSS).

(2)	Excludes securities lending of $2.8 billion (2010: $4.3 billion) for cash because it is reported on the consolidated balance sheet.

(3)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(4)	Includes irrevocable lines of credit totalling $32.2 billion (2010: $34.9 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These arrangements may incorporate various conditions that must be satisfied prior to the drawdown.

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Consolidated financial statements

The reported amounts include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the administrators for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs for Crisp Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to these conduits to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual (financial or performance) obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Lease commitments(1)(2)(3)

CIBC has obligations under non-cancellable leases for buildings and equipment.

Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2011
2012	$351
2013	338
2014	298
2015	266
2016	240
2017 and thereafter	1,385

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $384 million (2010: $373 million; 2009: $334 million).

(2)	We have sublet some of our premises and received $18 million (2010: $26 million; 2009: $43 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(3)	Includes $11 million (2010: $16 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer Holdings Inc. in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $354 million (2010: $294 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2011, the related underwriting commitments were $333 million (2010: $183 million).

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Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.

The following table summarizes significant guarantees issued and outstanding:

$ millions, as at October 31			2011			2010
	Maximum potential future payment	(1)	Carrying amount	Maximum potential future payment	(1)	Carrying amount
Securities lending with indemnification(2)	$ 44,485		$ –	$ 42,527		$ –
Standby and performance letters of credit(3)	6,323		23	5,721		25
Credit derivatives(4)
Credit default swap contracts – written	7,642		1,643	12,080		1,884
Total return swap contracts – payable	2,612		137	2,982		156
Other derivative written options(4)	See narrative		1,455	See narrative		1,593
Other indemnification agreements	See narrative		–	See narrative		–

(1)	The total collateral available relating to these guarantees was $47.3 billion (2010: $45.5 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon GSS, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	The carrying amount is included in Other liabilities on the consolidated balance sheet.

(4)	The carrying amount is included in Derivative instruments on the consolidated balance sheet.

As many of these guarantees will expire or terminate without being drawn upon, and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.

Securities lending with indemnification

As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities lent are recallable on demand.

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit in various forms, including cash, securities, and other assets pledged. The terms of these guarantees vary, with the majority of them expiring within one year.

Written credit derivatives

Written credit derivatives represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The terms of these contracts vary, with the majority of them expiring over five years.

Other derivative written options

Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other underlyings, which provide the holder the right to purchase or sell the underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability, or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The terms of these contracts are generally from one to five years.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax

CIBC 2011 ANNUAL REPORT	181

Consolidated financial statements

legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2011 and 2010.

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. CIBC or the counterparty is allowed to sell or re-pledge these pledged assets and collateral. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2011	2010
Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$27	$41
Securities	12,310	22,187
Mortgages	12,001	6,409
Other assets	4,397	4,912
	28,735	33,549
Client assets
Collateral received and available for sale or re-pledging(1)	88,322	97,707
Less: not sold or re-pledged	16,593	22,106
	71,729	75,601
	$100,464	$109,150
Uses of pledged assets and collateral
Securities lent(2)	$57,286	$57,325
Obligations related to securities lent or sold under repurchase agreements(3)	14,306	28,220
Obligations related to securities sold short(3)	10,316	9,673
Covered bonds(3)	12,001	6,409
Derivative transactions(4)	5,383	6,204
Foreign governments and central banks(5)	513	419
Clearing systems, payment systems, and depositories(5)	659	900
	$100,464	$109,150

(1)	Includes the full contract amount totalling $48.9 billion (2010: $47.8 billion) of collateral received for custodial client securities lent by CIBC Mellon GSS.

(2)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon GSS.

(3)	Does not include over-collateralization of assets pledged.

(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System.

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Securities collateral

Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

The following table presents the changes in the provision related to contingent liabilities:

$ millions, for the year ended October 31	2011
Balance at beginning of year	$43
Additional new provisions recognized	14
Less:
Amounts incurred and charged against existing provisions	(10)
Unused amounts reversed	(14)
Balance at end of year	$33

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Note 25	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2011				2010
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets(1)(2)(3)	$279,040	$29,242	$30,566	$338,848	$262,043	$29,283	$44,934	$336,260
Off-balance sheet
Credit-related arrangements
Lines of credit(4)
Financial institutions	$6,401	$1,385	$255	$8,041	$6,692	$1,136	$655	$8,483
Governments	3,971	12	–	3,983	4,281	3	–	4,284
Retail	96,041	–	65	96,106	92,601	–	–	92,601
Other	30,026	4,123	1,245	35,394	25,232	3,026	3,038	31,296
	136,439	5,520	1,565	143,524	128,806	4,165	3,693	136,664
Other credit-related arrangements(5)(6)
Financial institutions	40,676	4,852	12,812	58,340	40,909	7,301	10,542	58,752
Governments	656	24	159	839	125	–	5	130
Other	4,650	271	233	5,154	4,155	215	465	4,835
	45,982	5,147	13,204	64,333	45,189	7,516	11,012	63,717
	$182,421	$10,667	$14,769	$207,857	$173,995	$11,681	$14,705	$200,381
Derivative instruments(7)
By counterparty type
Financial institutions(8)	$7,442	$9,770	$5,842	$23,054	$5,858	$5,523	$9,000	$20,381
Governments	3,568	–	–	3,568	2,662	–	–	2,662
Other	1,062	37	200	1,299	1,116	197	44	1,357
	12,072	9,807	6,042	27,921	9,636	5,720	9,044	24,400
Less: effect of master netting agreements	(9,513)	(6,784)	(4,431)	(20,728)	(7,008)	(4,066)	(5,893)	(16,967)
Total derivative instruments	$2,559	$3,023	$1,611	$7,193	$2,628	$1,654	$3,151	$7,433

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $283.1 billion (2010: $272.7 billion) and foreign currencies of $55.7 billion (2010: $63.6 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $194.4 billion (2010: $184.6 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount, either in 2011 or 2010.

(4)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(5)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon GSS.

(6)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

(7)	Also included in the on-balance sheet major assets in the table above.

(8)	Includes positive fair value (net of CVA) of $477 million (2010: $732 million) on notional amounts of $7.2 billion (2010: $13.4 billion) with financial guarantors.

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Note 26	Related-party transactions

In the ordinary course of business, we provide banking services to and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures, and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Directors, senior officers and their affiliates(1)

As at October 31, 2011, loans(2) to directors and their affiliates(1) totalled $64 million (2010: $23 million), letters of credit and guarantees totalled $5 million (2010: $8 million), and the unutilized credit commitments(3) totalled $462 million (2010: $392 million).

As at October 31, 2011, loans to senior officers and their affiliates(1) totalled $41 million (2010: $10 million), letters of credit and guarantees totalled $148 million (2010: $75 million), and the unutilized credit commitments totalled $240 million (2010: $69 million).

We offer various stock-based compensation plans to senior officers and directors. See Note 20 for additional details.

Outstanding balances at year-end are unsecured and there have been no guarantees provided or receivable for any related-party receivables or payables. We do not have any provision for credit losses relating to amounts receivable from related parties for the year ended October 31, 2011 and 2010.

Joint ventures and equity-accounted associates

See Note 27 for details on our joint ventures and equity-accounted associates.

Significant subsidiaries

See Note 28 for details on our significant subsidiaries.

(1)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(2)	Comprises $1 million (2010: $1 million) relating to directors and their dependents and $63 million (2010: $22 million) relating to entities over which directors and their dependants have significant influence.

(3)	Comprises $1 million (2010: $1 million) relating to directors and their dependents and $461 million (2010: $391 million) relating to entities over which directors and their dependants have significant influence.

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Consolidated financial statements

Note 27	Investments in joint ventures and equity-accounted associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CMT, which provides trust services; and CIBC Mellon GSS, which provides asset servicing, both in Canada. As at October 31, 2011, our common share investments in the joint ventures totalled $105 million (2010: $105 million(*)), which were eliminated upon proportionate consolidation. These joint ventures were included in Corporate and Other.

As at October 31, 2011 and 2010, loans to joint ventures were nil and the undrawn credit commitments totalled $100 million (2010: $100 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions. See Note 24 for additional details on securities lending transactions.

The following table provides summarized aggregate financial information related to our proportionate interest in the joint ventures:

$ millions, as at or for the year ended October 31	2011	2010
Assets	$2,903	$2,368
Liabilities	2,642	2,175
Revenue	211	180
Net income	85	56

Equity-accounted associates

As at October 31, 2011, the total carrying value of our investments was $1,128 million (2010: $298 million). These comprised of investments in listed associates with a carrying value of $135 million and a fair value of $131 million (2010: carrying value of $133 million and fair value of $148 million) and unlisted associates with a carrying value of $993 million (2010: $165 million). Of our total investment in associates, $851 million (2010: nil) was included in Wealth Management, $137 million (2010: $165 million) in Wholesale Banking, and $140 million (2010: $133 million) in Corporate and Other.

As at October 31, 2011, loans to associates totalled $573 million (2010: $159 million) and unutilized credit commitments totalled $248 million (2010: $332 million). We also had commitments to invest up to $196 million (2010: $8 million) in our associates.

We have applied the equity method of accounting to partnerships where we have less than 20% of the voting or potential voting power, directly or indirectly, to the extent we have determined that we have significant influence as a result of being either on their board or as a co-general partner. There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2011 and 2010, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2011	2010
Assets	$3,963	$3,631
Liabilities	3,508	3,297
Revenue	139	60
Net income	27	11

(*)	Restated.

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Note 28	Significant subsidiaries

The following is a list of the directly and indirectly held significant subsidiaries of CIBC. CIBC, either directly or indirectly through its subsidiaries, owns 100% of the voting shares of each of these entities, except as otherwise noted.

$ millions, as at October 31, 2011 Subsidiary name(1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.
CIBC World Markets Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding IV, L.P.	New York, NY, U.S.	50
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.3%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	387
CIBC World Markets (Japan) Inc.	Tokyo, Japan	52
CIBC Australia Ltd.	Sydney, New South Wales, Australia	23

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc. and CIBC Capital Corporation, which were incorporated or organized under the laws of the State of Delaware, U.S.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(3)	The book value of shares owned by CIBC is less than $1 million.

CIBC 2011 ANNUAL REPORT	187

Consolidated financial statements

Note 29	Segmented and geographic information

We have three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. It also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Specific allowances for credit losses and related provisions are reported in the respective business segments, while the general allowance and related provision is reported only in Corporate and Other.

Revenue, expenses, and balance sheet resources relating to certain activities are fully allocated to the lines of business within SBUs. The impact of the securitization activities on the net income including provision for credit losses is reported in Corporate and Other.

Changes made to our business segments

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (including CIBC FirstCaribbean) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets, which includes the remaining businesses, was renamed Retail and Business Banking.

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Consolidated financial statements

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.

Beginning in the first quarter, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information has been restated.

2010

The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to Capital markets within Wholesale Banking. The results of this repo business were previously allocated substantially to Other within CIBC Retail Markets. Also during the year, large corporate cash management revenue previously reported in Business banking within CIBC Retail Markets, was retroactively transferred to Corporate and investment banking within Wholesale Banking. Prior period information was restated.

2009

We moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans were reflected in Corporate and Other. Prior period information was restated to reflect these changes.

In the first quarter, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our SBUs in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.

CIBC 2011 ANNUAL REPORT	189

Consolidated financial statements

Results by business segments and geographic distribution

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada	(1)	U.S. (1)	Caribbean	(1)	Other countries (1)
2011	Net interest income	$ 5,882	$ 179	$ 732	$ (443)	$ 6,350	$ 5,672		$ 198	$ 423		$ 57
	Non-interest income	1,800	1,740	1,143	1,216	5,899	4,681		461	560		197
	Intersegment revenue(2)	283	(283)	–	–	–	n/a		n/a	n/a		n/a
	Total revenue	7,965	1,636	1,875	773	12,249	10,353		659	983		254
	Provision for credit losses	1,072	4	32	(267)	841	735		10	77		19
	Amortization(3)	83	7	3	263	356	290		15	43		8
	Other non-interest expenses	3,979	1,234	1,195	586	6,994	6,237		263	345		149
	Income before income taxes and non-controlling interests	2,831	391	645	191	4,058	3,091		371	518		78
	Income tax expense	706	112	79	72	969	756		150	44		19
	Non-controlling interests	–	–	1	9	10	–		1	9		–
	Net income	$ 2,125	$ 279	$ 565	$ 110	$ 3,079	$ 2,335		$ 220	$ 465		$ 59
	Average assets(4)	$ 254,998	$ 3,356	$ 112,253	$ (5,634)	$ 364,973	$ 308,707		$ 23,645	$ 19,394		$ 13,227
2010(5)	Net interest income	$ 5,475	$ 160	$ 651	$ (82)	$ 6,204	$ 5,285		$ 364	$ 475		$ 80
	Non-interest income	1,829	1,588	1,063	1,401	5,881	5,073		224	516		68
	Intersegment revenue(2)	269	(269)	–	–	–	n/a		n/a	n/a		n/a
	Total revenue	7,573	1,479	1,714	1,319	12,085	10,358		588	991		148
	Provision for credit losses	1,186	1	88	(229)	1,046	890		81	65		10
	Amortization(3)	64	7	3	301	375	306		16	47		6
	Other non-interest expenses	3,778	1,156	1,144	574	6,652	5,922		266	347		117
	Income before income taxes and non-controlling interests	2,545	315	479	673	4,012	3,240		225	532		15
	Income tax expense	702	90	125	616	1,533	1,386		95	50		2
	Non-controlling interests	–	–	12	15	27	–		11	16		–
	Net income	$ 1,843	$ 225	$ 342	$ 42	$ 2,452	$ 1,854		$ 119	$ 466		$ 13
	Average assets(4)	$ 253,452	$ 3,028	$ 105,142	$ (15,679)	$ 345,943	$ 276,930		$ 18,820	$ 24,052		$ 26,141
2009(5)	Net interest income	$ 4,669	$ 174	$ 430	$ 121	$ 5,394	$ 4,321		$ 300	$ 581		$ 192
	Non-interest income	2,224	1,438	82	790	4,534	5,228		99	441		(1,234)
	Intersegment revenue(2)	230	(228)	–	(2)	–	n/a		n/a	n/a		n/a
	Total revenue	7,123	1,384	512	909	9,928	9,549		399	1,022		(1,042)
	Provision for credit losses	1,329	3	218	99	1,649	1,365		155	51		78
	Amortization(3)	61	7	7	328	403	322		21	54		6
	Other non-interest expenses	3,609	1,090	1,053	505	6,257	5,450		293	385		129
	Income (loss) before income taxes and non-controlling interests	2,124	284	(766)	(23)	1,619	2,412		(70)	532		(1,255)
	Income tax expense (benefit)	607	95	(294)	16	424	813		(51)	66		(404)
	Non-controlling interests	–	–	–	21	21	–		–	21		–
	Net income (loss)	$ 1,517	$ 189	$ (472)	$ (60)	$ 1,174	$ 1,599		$ (19)	$ 445		$ (851)
	Average assets(4)	$ 248,390	$ 2,929	$ 110,832	$ (11,445)	$ 350,706	$ 265,670		$ 19,828	$ 27,373		$ 37,835

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Certain prior year information has been restated to conform to the presentation adopted in the current year.

n/a	Not applicable.

190	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

The following table provides a breakdown of revenue from our segments:

$ millions, for the year ended October 31	2011	2010	2009
Retail and Business Banking
Personal banking	$6,463	$6,260	$5,753
Business banking	1,403	1,370	1,299
Other	99	(57)	71
	$7,965	$7,573	$7,123
Wealth Management
Retail brokerage	$1,082	$987	$919
Asset management	456	392	366
Private wealth management	98	100	99
	$1,636	$1,479	$1,384
Wholesale Banking
Capital markets	$924	$1,002	$1,251
Corporate and investment banking	950	714	690
Other	1	(2)	(1,429)
	$1,875	$1,714	$512
Corporate and Other
International banking	$549	$636	$765
Other	224	683	144
	$773	$1,319	$909

Note 30	Financial instruments – disclosures

Certain disclosures required by the CICA handbook section 3862 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by the handbook section. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.

Risk overview Credit risk Market risk Liquidity risk Operational risk Reputation and legal risk Regulatory risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk – trading portfolios – Value-at-Risk (VaR); non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk – liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under advanced internal ratings-based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

CIBC 2011 ANNUAL REPORT	191

Consolidated financial statements

$ millions as at October 31
	Accounting categories			Basel II portfolios
		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Securitization
2011	Non-interest-bearing deposits with banks	$3	$–	$418	$–	$–	$–	$–
	Interest-bearing deposits with banks	–	559	3,604	–	–	–	–
	Securities
	Trading	65	143	–	–	–	–	561
	AFS	2,885	17,792	5,490	–	–	–	2,101
	FVO	157	19,907	–	–	–	–	–
	Loans and acceptances
	Residential mortgages	582	1,514	–	96,595	–	–	–
	Personal	214	–	–	20,640	7,242	6,756	–
	Credit card(1)	–	–	–	–	14,052	1,751	–
	Business and government	38,888	3,137	693	–	–	1,984	4,422
	Other assets	274	456	4,609	7	44	13	36
	Total credit exposure	$43,068	$43,508	$14,814	$117,242	$21,338	$10,504	$7,120
2010	Non-interest-bearing deposits with banks	$–	$231	$632	$–	$–	$–	$–
	Interest-bearing deposits with banks	10	2,688	6,833	–	–	–	–
	Securities
	Trading	2	260	–	–	–	–	760
	AFS	1,354	18,047	3,692	–	–	–	2,413
	FVO	105	22,191	133	–	–	–	–
	Loans and acceptances
	Residential mortgages	543	1,382	–	90,732	–	–	–
	Personal	210	–	6	20,292	6,757	7,036	–
	Credit card(1)	–	–	–	–	13,948	1,969	–
	Business and government	33,523	2,206	807	–	–	1,961	7,428
	Other assets	270	568	5,233	10	38	26	71
	Total credit exposure	$36,017	$47,573	$17,336	$111,034	$20,743	$10,992	$10,672

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet as we are required to hold regulatory capital for the underlying securitized credit card receivables (both for Cards II and Broadway trusts) as if they had remained on our consolidated balance sheet.

192	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Note 31	Reconciliation of Canadian and U.S. generally accepted accounting principles

CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP was applied in the preparation of the consolidated financial statements. We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.

Condensed consolidated balance sheet

$ millions, as at October 31			2011			2010(1)
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$–	$1,855	$2,190	$ –	$2,190
Interest-bearing deposits with banks	4,442	(781)	3,661	9,862	(956)	8,906
Securities
Trading	32,797	(66)	32,731	28,557	(414)	28,143
AFS	29,212	2,164	31,376	26,621	5,906	32,527
FVO	20,064	(11,023)	9,041	22,430	–	22,430
Cash collateral on securities borrowed	1,838	–	1,838	2,401	–	2,401
Securities borrowed or purchased under resale agreements	26,002	(362)	25,640	34,941	(219)	34,722
Loans	185,018	9,528	194,546	176,892	(8,820)	168,072
Other
Derivative instruments	28,259	29	28,288 (2)	24,682	–	24,682(2)
Customers’ liability under acceptances	9,361	–	9,361	7,684	–	7,684
Land, buildings and equipment	1,676	(2)	1,674	1,660	(4)	1,656
Goodwill	1,894	(2)	1,892	1,913	3	1,916
Software and other intangible assets	654	(21)	633	609	–	609
Equity-accounted investments in associates	1,128	15	1,143	298	10	308
Other assets	9,499	393	9,892	11,300	245	11,545
	$353,699	$(128)	$353,571	$352,040	$ (4,249)	$347,791
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$255,409	$(280)	$255,129	$246,671	$ (4,896)	$241,775
Obligations related to securities sold short	10,316	611	10,927	9,673	(522)	9,151
Cash collateral on securities lent	2,850	–	2,850	4,306	–	4,306
Obligations related to securities lent or sold under repurchase agreements	11,456	–	11,456	23,914	–	23,914
Other
Derivative instruments	29,807	(40)	29,767 (2)	26,489	(4)	26,485(2)
Acceptances	9,396	–	9,396	7,684	–	7,684
Other liabilities	11,823	998	12,821	12,572	2,517	15,089
Subordinated indebtedness	5,138	–	5,138	4,773	–	4,773
Shareholders’ equity
Preferred shares	2,756	–	2,756	3,156	–	3,156
Common shares	7,376	(83)	7,293	6,804	(86)	6,718
Non-controlling interests	164	–	164	168	–	168
Contributed surplus	90	(3)	87	96	3	99
Retained earnings	7,605	13	7,618	6,095	208	6,303
AOCI
Net foreign currency translation adjustments	(650)	(330)	(980)	(575)	(326)	(901)
Net unrealized gains (losses) on AFS securities	167	31	198	197	(176)	21
Net gains (losses) on cash flow hedges	(4)	–	(4)	17	(17)	–
Net unrecognized post-retirement obligations	–	(1,045)	(1,045)	–	(950)	(950)
	$353,699	$(128)	$353,571	$352,040	$ (4,249)	$347,791

(1)	Certain prior year balances have been restated to conform to the presentation adopted in the current year.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $20,728 million (2010: $16,967 million). If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,432 million (2010: $10,777 million) and $13,413 million (2010: $14,408 million), respectively.

CIBC 2011 ANNUAL REPORT	193

Consolidated financial statements

Condensed consolidated statement of operations

$ millions, except share and per share amounts, for the year ended October 31	2011	2010 (1)	2009 (1)
Net income as reported, based on Canadian GAAP	$ 3,079	$2,452	$1,174
Net interest income
Reclassification of certain financial assets	$ 42	$81	$127
Joint ventures	(40)	(31)	(39)
Preferred share liabilities	–	35	31
Variable interest entities	559	–	–
Non-interest income
Leveraged loans held for sale	41	36	124
Joint ventures	(83)	(93)	(100)
Reclassification of certain financial assets and OTTI	(369)	562	(32)
Capital repatriation	(17)	(411)	49
Derivative instruments and hedging activities	328	(422)	25
Day 1 P&L reversal	–	(1)	(4)
Business combination	–	(2)	–
Equity accounting	5	(4)	3
Insurance reserves and deferred acquisition costs	(10)	(8)	(13)
Variable interest entities	(385)	–	–
Non-interest expenses
Joint ventures	96	98	111
Contingent liabilities	(10)	–	–
Employee future benefits	(3)	16	(18)
Stock-based compensation	(23)	–	(29)
Variable interest entities	(279)	–	–
Non-controlling interests	10	27	21
Net change in income taxes due to the above noted items	80	465	(65)
	(58)	348	191
Net income based on U.S. GAAP	3,021	2,800	1,365
Net income attributable to non-controlling interests based on U.S. GAAP	10	27	21
Net income attributable to shareholders based on U.S. GAAP	3,011	2,773	1,344
Preferred share dividends and premiums	(177)	(205)	(193)
Net income attributable to common shareholders	$ 2,834	$2,568	$1,151
Weighted-average basic shares outstanding (thousands)	396,233	387,802	381,677
Add: stock options potentially exercisable	864	1,005	777
Weighted-average diluted shares outstanding (thousands)	397,097	388,807	382,454
Basic EPS	$ 7.15	$6.62	$3.02
Diluted EPS	$ 7.14	$6.60	$3.01

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

Condensed consolidated statement of comprehensive income (loss)

$ millions, for the year ended October 31	2011	2010	2009
Net income attributable to shareholders based on U.S. GAAP	$3,011	$2,773	$1,344
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments	(79)	(195)	(138)
Net change in AFS securities(1)	190	(252)	372
Net change in cash flow hedges	(4)	9	(26)
Change in unrecognized pension and post-retirement obligations	(95)	(246)	(236)
Total OCI	12	(684)	(28)
Comprehensive income	$3,023	$2,089	$1,316

(1)	Net of reclassification adjustments for net realized gains (losses) (including OTTI) included in net income of ($191) million (2010: $230 million; 2009: $236 million).

The income tax (expense) benefit allocated to each component of OCI is presented in the table below.

$ millions, for the year ended October 31	2011	2010	2009
Net foreign currency translation adjustments	$(3)	$(11)	$(35)
Net change in AFS securities	(84)	98	(99)
Net change in cash flow hedges	3	–	4
Net change in unrecognized pension and post-retirement obligations	35	85	85
	$(49)	$172	$(45)

194	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

Financial Accounting Standards Board (FASB) Codification

FASB Accounting Standards Codification (ASC) 105 (Statements of Financial Accounting Standards (SFAS 168)), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification)” identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The FASB codification was effective for us beginning May 1, 2009.

Equity accounting adjustments

Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis, whereas U.S. GAAP requires the use of the equity method to account for such limited partnership investments when the equity interest is more than minor.

Employee future benefits

As a result of the difference in the timing and the method of adoption of the accounting requirements for employee future benefits under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.

In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.

Furthermore, under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.

FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” also requires the recognition of the funded status of a defined benefit post-retirement plan as an asset or liability on its consolidated balance sheet. As a result, the unamortized balances are reported as a component of AOCI. The net periodic benefit expense expected to be reclassified to income from OCI for 2012 is $105 million.

FASB ASC 715 (SFAS 158) requires the date at which the benefit obligation and plan assets are measured to be the fiscal year end date. Effective the year beginning November 1, 2008, we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31.

Stock-based compensation

FASB ASC 718 (SFAS 123(R)) “Share-based Payment” requires companies to measure and record compensation expense for stock options and other equity settled share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. Under Canadian GAAP we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. In addition, forfeitures are required to be estimated upfront under U.S. GAAP, whereas under Canadian GAAP forfeitures are recognized as incurred.

Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123(R)), FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

Liabilities and equity

Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity.

CIBC 2011 ANNUAL REPORT	195

Consolidated financial statements

As described in Note 17 to the consolidated financial statements, we redeemed all of our outstanding preferred share liabilities (non-cumulative Class A Preferred Shares Series 19 and Series 23) on October 31, 2010. As a result, the balance sheet reclassification from liabilities to shareholders’ equity under U.S. GAAP is no longer required. The related dividend payments and redemption loss of these preferred shares had no impact on U.S. GAAP earnings.

Capital repatriation

Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the net foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially liquidated. Accordingly, during the year, we adjusted the Canadian GAAP results by decreasing non-interest income by $17 million (2010: decreased non-interest income by $411 million) and decreasing tax expense by $21 million (2010: decreased tax expense by $528 million). This also increased the foreign currency translation adjustment component within OCI by $4 million (2010: increased by $117 million).

Income taxes

Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only enacted tax rates under current legislation are required to be used.

Accounting for uncertainty in income taxes

FASB ASC 740 (FIN 48) “Accounting for Uncertainty in Income Taxes” clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold that a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN 48) also provides guidance on the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN 48) does not result in any adjustment to our Canadian GAAP consolidated financial statements.

Credit derivatives and standby and performance letters of credit

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.

The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings:

		Protection sold		Protection purchased with identical underlyings
$ millions, as at October 31		Maximum payout/ notional	Fair value	Maximum payout/ notional	Fair value (net of CVA)	Net protection sold

2011	Credit derivatives
	Credit default swaps – written	$7,642	$ (1,643)	$6,124	$398	$1,518
	Total return swaps – payable	2,612	(137)	2,430	87	182
		$10,254	$ (1,780)	$8,554	$485	$1,700
2010	Credit derivatives
	Credit default swaps – written	$12,080	$ (1,883)	$9,981	$651	$2,099
	Total return swaps – payable	2,982	(156)	2,982	107	–
		$15,062	$ (2,039)	$12,963	$758	$2,099

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The following table summarizes the maturity and ratings profile of credit protection sold. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e. the attachment point), and deal-specific structures such as tests/triggers.

		Notional amount				Fair
$ millions, as at October 31		Less than 1 year	1–5 years	Over 5 years	Total	value
2011	Risk rating of underlying assets
	Investment grade	$104	$231	$3,684	$4,019	$ (186)
	Non-investment grade	–	3,762	747	4,509	(1,502)
	Unrated	–	934	792	1,726	(92)
		$104	$4,927	$5,223	$10,254	$ (1,780)
2010	Risk rating of underlying assets
	Investment grade	$67	$2,512	$4,027	$6,606	$ (204)
	Non-investment grade	5	728	5,694	6,427	(1,733)
	Unrated	4	682	1,343	2,029	(102)
		$76	$3,922	$11,064	$15,062	$ (2,039)

Standby and performance letters of credit

The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers. The rating scale is representative of the payment or performance risk to us under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s).

$ millions, as at October 31	2011	2010
Risk rating of customers
Investment grade	$4,563	$3,954
Non-investment grade	1,603	1,572
Unrated	157	195
	$6,323	$5,721

Derivative instruments and hedging activities

Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:

•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;
•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and
•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.

FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities,” an amendment of FASB ASC 815 (SFAS 133) “Accounting for Derivative Instruments and Hedging Activities,” requires an entity to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Most of this disclosure is presented in Note 14 to the consolidated financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.

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Consolidated financial statements

The following tables provide the derivatives-related gains (losses), before taxes, recognized in the U.S. GAAP consolidated statement of operations and OCI. Net gains of $12 million on items hedged under fair value hedges are included in net interest income for the year ended October 31, 2011 (2010: $44 million).

		Gains (losses) recognized in the consolidated statement of operations
		Net interest income			Non-interest income
			Recognized	Recognized		Recognized	Recognized	Gains/(losses)
		Directly	as hedge	on transfer	Directly	as hedge	on transfer	recognized
$ millions, for the year ended October 31		recognized	ineffectiveness	from AOCI	recognized	ineffectiveness	from AOCI	in OCI
2011	Derivatives held for ALM
	Interest rate derivatives
	Cash flow hedges	$–	$–	$16	$–	$–	$–	$ –
	Fair value hedges	(16)	(3)	n/a	–	–	n/a	n/a
	Economic hedges(1)	–	n/a	n/a	(107)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	–	–	–	–	(1)	(17)	(9)
	NIFO hedges	n/a	n/a	n/a	10	–	–	(23)
	Credit and equity derivatives
	Economic hedges	–	n/a	n/a	(52)	n/a	n/a	n/a
		$(16)	$(3)	$16	$(149)	$(1)	$(17)	$ (32)
2010	Derivatives held for ALM
	Interest rate derivatives
	Cash flow hedges	$–	$–	$18	$–	$–	$–	$ –
	Fair value hedges	(35)	8	n/a	–	–	n/a	n/a
	Economic hedges(1)	–	n/a	n/a	(854)	n/a	n/a	n/a
	Foreign exchange derivatives
	Cash flow hedges	–	–	–	–	(11)	(27)	(5)
	NIFO hedges	n/a	n/a	n/a	1	–	25	41
	Credit and equity derivatives
	Economic hedges	–	n/a	n/a	(25)	n/a	n/a	n/a
		$(35)	$8	$18	$(878)	$(11)	$(2)	$ 36

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

n/a	Not applicable.

$ millions, for the year ended October 31	2011	2010
Derivatives held for trading
Interest rate	$60	$26
Foreign exchange	313	301
Equity	(352)	(90)
Commodities	116	85
Structured credit and others	(121)	100
	$16	$422

Contingent features

Certain derivative instruments contain provisions that require our debt to maintain an investment grade credit rating from each of the major credit rating agencies. If our debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2011, was $5.4 billion (2010: $6.0 billion), for which we have posted collateral of $4.8 billion (2010: $5.5 billion) in the normal course of business. If the credit-

risk-related contingent features underlying these agreements were triggered on October 31, 2011, we would be required to post an additional $89 million (2010: $95 million) of collateral to our counterparties.

Insurance accounting

Policy benefit liabilities and policy acquisition costs

Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under

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Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.

Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.

Trade date accounting

For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.

Joint ventures

Our investments in joint ventures other than VIEs are accounted for using proportionate consolidation under Canadian GAAP and accounted for using the equity method under U.S. GAAP.

Leveraged loans held for sale

Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP, while under Canadian GAAP they are carried at amortized cost subject to impairment. Leveraged loans held for sale are valued using valuation techniques based on non-market observable inputs (Level 3) that are primarily derived based on market observable indices of the European leveraged loan market.

Reclassification of certain financial assets

On August 1, 2008, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Subsequently as a result of amendments to CICA handbook section 3855 “Financial Instruments – Recognition and Measurement,” with effect from November 1, 2008, we were required to reclassify all of our HTM securities to loans and receivables. The loans and receivables category does not contain a requirement to hold these securities to maturity.

Under U.S. GAAP, we also reclassified certain trading financial assets to HTM and AFS, but did so on October 31, 2008. On October 31, 2009, we evaluated the appropriateness of the classification of our HTM securities. Due to the change in the requirements of our primary GAAP, we could no longer demonstrate the positive intent to hold these securities to maturity. Therefore we reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under FASB ASC 320 (SFAS 115), the reclassification decision is deemed to have “tainted” the HTM category and, accordingly, we are not permitted to prospectively classify any securities as HTM for a period of two years from the time of tainting.

Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax MTM losses on the reclassified trading assets of $612 million were included in the U.S. GAAP net loss for 2008. Additional pretax interest income of $40 million (2010: $81 million) is included in U.S. GAAP earnings in the current year. The securities that were originally reclassified from HTM to AFS had a carrying value of $4,083 million and a fair value of $3,974 million as at October 31, 2011 (2010: $5,486 million and $5,674 million, respectively). The realized and unrealized gain (loss) related to these securities was $(313) million and $37 million, respectively for 2011 (2010: $293 million and $(371) million).

Fair value measurement

FASB ASC 820 (SFAS 157) “Fair Value Measurements and Disclosures” establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair value of assets and liabilities. Note 2 of the consolidated financial statements provides additional disclosure as to the classification of financial instruments into Levels 1, 2 and 3 of the fair value hierarchy.

FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.

While FASB ASC 820 (SFAS 157) is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:

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Consolidated financial statements

•

Under FASB ASC 820 (SFAS 157), the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.

•

Under FASB ASC 820 (SFAS 157), recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.

Fair value measurement – financial assets and liabilities

FASB Accounting Standards Update (ASU) 2009-05 “Fair Value Measurements and Disclosure (FASB ASC 820) – Measuring Liabilities at Fair Value” provides clarification as to how to value a liability where a quoted price in an active market for an identical liability is not available. The update also specifies that the fair value of the liability can be measured in relation to the quoted price of the identical or similar liability when it is traded as an asset in an active market. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

In January 2010, the FASB issued FASB ASU 2010-06 “Fair Value Measurement and Disclosure (FASB ASC 820): Improving Disclosures about Fair Value Measurements.” This update requires new disclosure of transfers in and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The update was effective for us on October 31, 2010 except that separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments were effective for our fiscal year beginning on November 1, 2010. Note 2 of the consolidated financial statements provides the disclosure of inputs and valuation techniques used to measure fair value.

Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis

In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2011, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $17 million (2010: $79 million) to reflect an other-than-temporary impairment of $13 million (2010: $48 million). The carrying value of leveraged loans held for sale has been reduced by $92 million (2010: $112 million) to reflect their current market value of $311 million (2010: $550 million).

Fair value measurement – non-financial assets and liabilities

Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.

For the year ended October 31, 2011, certain foreclosed assets were classified as held for sale. The carrying value for these assets is at the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at October 31, 2011, the fair value of these assets was approximately $53 million (2010: $63 million) and they were classified as Level 3 in the fair value hierarchy.

Additional guidance and disclosures on fair value measurement and other-than-temporary impairment of securities

The following FASB Staff Positions (FSPs) provide additional application guidance and require enhancements to disclosures regarding fair value measurements and OTTI of securities.

•

FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•

FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments,” amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the

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security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in OCI.

Offsetting of amounts related to certain contracts

FASB ASC 815-10-45 (FSP FIN 39-1), “Amendment of FASB FIN 39,” permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. We elected not to apply the offsetting provisions.

Investments in certain entities that calculate net asset value per share

FASB ASU 2009-12 “Fair Value Measurements and Disclosure (FASB ASC 820) – Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)” provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our investments include certain limited partnerships held in our merchant banking portfolio where we are a limited partner. Fair value of these investments is based on the net asset value provided by third-party fund managers and is adjusted for more recent information where available and appropriate. As at October 31, 2011, the fair value of these investments in limited partnerships was $497 million (2010: $475 million) and our unfunded commitment was $157 million (2010: $152 million). These limited partnerships typically have a 10-year commitment period with varying extension terms.

Business combinations

FASB ASC 805 (SFAS 141(R)), which replaces SFAS 141, “Business Combinations” improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141(R)) retains the fundamental concepts of SFAS 141 and requires the acquisition method of accounting and the identification of an acquirer for all business combinations.

Upon the adoption of FASB ASC 805 the following differences exist:

•	An acquirer should recognize the identifiable assets, liabilities, and non-controlling interests in the acquiree at the full amounts of their fair value in a step acquisition;

•

An acquirer should measure assets or liabilities arising from a contingency at their acquisition date fair value. Subsequently, the acquirer should evaluate new information and measure a liability at the higher of its acquisition date fair value or the amount that would be recognized if applying FASB ASC 450 (SFAS 5), “Contingencies,” and measure an asset at the lower of its acquisition date fair value or the best estimate of its future settlement amount;

•	An acquirer must expense acquisition-related and restructuring costs; and

•	Non-controlling interests in subsidiaries are initially measured at fair value and classified as a separate component of equity.

Note 3 of the consolidated financial statements provides disclosure of the acquisitions made during the year. With the adoption of FASB ASC 805 during the year ended October 31, 2010, we recognized a contingent consideration agreement with a fair value of $5 million on the acquisition date, related to the CIT transaction. We also expensed acquisition-related costs of nil (2010: $2 million) relating to the acquisitions made during the year.

Accounting for non-controlling interests

FASB ASC 810 (SFAS 160), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” requires the following retroactive changes in presentation:

•	Non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

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Consolidated financial statements

•

Consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the consolidated statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating EPS.

In addition, this standard requires the following prospective changes in measurement:

•

A loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the consolidated statement of operations; and

•	A change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.

Under this standard, $164 million of non-controlling interests as at October 31, 2011 (2010: $168 million) have been reclassified from liabilities to shareholders’ equity.

Disclosure about post-retirement benefit plan assets

In December 2008, the FASB issued FASB ASC 715-20 (FAS 132(R)-1), “Employer’s Disclosures about Postretirement Benefit Plan Assets.” This guidance requires an employer to disclose the following:

•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

•	The major categories of plan assets;

•	The inputs and valuation techniques used to measure the fair value of plan assets;

•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period;

•	Significant concentration of risk within plan assets; and

•	A description of the basis used to determine the overall expected long-term rate of return on assets assumption.

The majority of this disclosure is presented in Note 21 to the consolidated financial statements, with the incremental disclosures provided below.

The inputs and valuation techniques used to measure the fair value of plan assets is included below:

•

Short-term investments, including Government of Canada treasury bills, overnight deposits and foreign currency denominated short-term investments, including any related foreign exchange gain or loss, are recorded at cost and valued at cost plus accrued interest, which approximates fair value;

•	Bond prices are provided by independent pricing services that calculate bond prices based on price quotations from recognized securities dealers;

•

Equities listed on a public stock exchange are valued at their closing sale price at the date of the consolidated statement of net assets available for benefits. Equities not traded on that date are valued at the most recent traded prices. Where equities are not listed on a public stock exchange, the quoted market prices for similar securities or other third-party evidence are used to determine fair value;

•	Pooled fund investments are valued at the unit values supplied by the pooled fund administrators, which represent the underlying net assets at fair values determined using closing market prices;

•

Income producing real estate is carried at appraised values determined at least bi-annually by professionally qualified independent appraisers. For those appraisals not performed near the date of the consolidated statement of net assets available for benefits by independent appraisers, the appraisals are updated internally at that date. At the date of the consolidated statement of net assets available for benefits, approximately one quarter of the properties were appraised by independent appraisers. The appraisals are in accordance with generally accepted appraisal practices and procedures, based mainly on discounted cash flows;

•

The fair value of a private equity investment is based on the net asset value provided by the partnership’s general partner, unless there is a specific and objectively verifiable reason to vary from the value provided by the general partner;

•	Exchange-traded futures contracts are valued at quoted market prices; and

•	Fair value of OTC currency forward contracts is based on the market price of the underlying currency at the reporting date.

The remaining incremental disclosure is presented in the table below that presents the level in the fair value hierarchy into which the defined benefit pension plans and other funded benefit plan assets and liabilities are categorized.

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		Pension benefit plans			Other benefit plans
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
$ millions, as at October 31		Quoted market price	Valuation technique – observable market inputs	Valuation technique – non–observable market inputs	Quoted market price	Valuation technique – observable market inputs	Valuation technique – non–observable market inputs
2011	Assets(1)
	Equity securities
	Canadian equity	$ 809	$ 30	$ –	$ –	$ –	$ –
	Non-Canadian equity	412	1,172	–	–	–	–
	Debt securities				–	–	–
	Short-term investments	126	42	–	–	–	–
	Canadian bonds	192	1,533	–	–	24	–
	Non-Canadian bonds	–	266	–	–	–	–
	Real estate investments	–	–	30	–	–	–
	Derivative instruments	7	2	–	–	–	–
	Other	–	–	153	–	–	–
	Total assets	$ 1,546	$ 3,045	$ 183	$ –	$ 24	$ –
	Liabilities(1)
	Derivative instruments	$ –	$ –	$ –	$ –	$ –	$ –
	Total liabilities	$ –	$ –	$ –	$ –	$ –	$ –
2010	Assets(1)(2)
	Equity securities
	Canadian equity	$ 582	$ 32	$ –	$ –	$ –	$ –
	Non-Canadian equity	755	638	–	–	–	–
	Debt securities
	Short-term investments	310	168	–	–	–	–
	Canadian bonds	251	1,402	–	–	26	–
	Non-Canadian bonds	–	213	–	–	–	–
	Real estate investments	–	–	172	–	–	–
	Derivative instruments	15	–	–	–	–	–
	Other	–	–	114	–	–	–
	Total assets	$ 1,913	$ 2,453	$ 286	$ –	$ 26	$ –
	Liabilities(1)
	Derivative instruments	$ –	$ (4)	$ –	$ –	$ –	$ –
	Total liabilities	$ –	$ (4)	$ –	$ –	$ –	$ –

(1)	Excludes assets and liabilities of these plans not measured at fair value.

(2)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

There were no transfers between levels during the year.

The changes in fair value of Level 3 assets are summarized as follows:

			Net gains (losses)		Purchases,
		Opening	included in income		(sales) and	Closing
$ millions, as at or for the year ended October 31		balance	Realized	Unrealized	(settlements)	balance
2011	Real estate investment	$172	$68	$(43)	$ (167)	$30
	Infrastructure	114	–	13	26	153
		$286	$68	$(30)	$ (141)	$183
2010(1)	Real estate investment	$152	$11	$14	$ (5)	$172
	Infrastructure	120	–	(2)	(4)	114
		$272	$11	$12	$ (9)	$286

(1)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

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Contingent liabilities

FASB ASC 450 (SFAS 5), “Contingencies” governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. FASB ASC 450 requires accrual for a loss contingency when it is probable that one or more future events will occur confirming the fact of loss and the amount of the loss can be reasonably estimated. FASB ASC 450 also requires disclosure of a loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and there is no accrual for the loss because the conditions described above are not met. The majority of this disclosure is presented in Note 24 to the consolidated financial statements with the incremental requirements under FASB ASC 450 presented below.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where: (i) the damages sought are substantial or indeterminate; (ii) the proceedings are in the early stages; or (iii) the matters involve novel legal theories or a large number of parties, there is considerable uncertainty concerning possible eventual loss, if any, associated with each such matter. In accordance with applicable accounting guidance, CIBC establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. CIBC will continue to monitor such matters for developments that could affect the amount of the reserve, and will adjust the reserve amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, CIBC does not establish a reserve and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. CIBC believes that its total accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of CIBC, although future accruals could have a material effect on net income in a given period. For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), CIBC is currently unable to estimate a range of reasonably possible loss.

The actual cost of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Although there can be no assurance as to the ultimate outcome, CIBC has generally denied, or believes we have a meritorious defence and will deny, liability in all significant litigation pending against us, including the matters described below, which we intend to defend vigorously:

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion under the Ontario Securities Act claim. The plaintiffs’ motions for leave to file the statement of claim and for class certification are scheduled to be heard in February 2012.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Court of Appeal granted the plaintiff leave to appeal the decision denying certification. The appeal was scheduled to be heard November 30 and December 1, 2011.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes all analysts and investment advisors level 6 and above in Ontario who were not paid overtime or treated as eligible for overtime. The class certification motion is scheduled to be heard in January 2012.

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VISA credit card class actions:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011, and the court reserved decision. Trial dates have not been scheduled for any of the other VISA credit card class actions.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and

Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law.

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences

Accounting for transfers of financial assets and repurchase financing transactions

In June 2009, the FASB issued FASB ASC 860(SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140” and FASB ASC 810(SFAS 167), “Amendments to FASB Interpretation 46(R).” These standards became effective for us on November 1, 2010.

FASB ASC 860 (SFAS 166) eliminates the ability to reclassify mortgage loans to securities when a transfer does not meet the sale accounting requirements. It also eliminates the concept of a QSPE making it no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance.

In addition, FASB ASC 860 (SFAS 166) states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. A participating interest represents a proportionate ownership interest in an entire financial asset where cash flows are divided proportionally, have equal priority of payment and none is subordinated, and the right to pledge or exchange the entire financial asset is subject to the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing.

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Furthermore, the disclosure provisions of FASB ASC 860 (SFAS 166) will be applied to transfers that occurred both before and after the effective date. The impact of adopting this standard was to reclassify approximately $11 billion of MBS out of fair value option securities to loans as at October 31, 2011 on the condensed consolidated balance sheet.

FASB ASC 810 (SFAS 167) requires retrospective application and states that an enterprise must perform an analysis to determine whether the enterprise’s variable interests in a VIE gives it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 810 (SFAS 167) also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.

Upon the adoption of FASB ASC 810 (SFAS 167) we consolidated certain VIEs at the carrying values of their assets and liabilities as at November 1, 2010 and deconsolidated certain VIEs. The consolidation of these VIEs resulted in an increase in our total assets of approximately $3.8 billion and total liabilities of approximately $3.9 billion as at November 1, 2010. It also reduced our opening retained earnings by $127 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased our AOCI by $13 million, net of taxes. The deconsolidation of VIEs resulted in a reduction in assets and liabilities of approximately $800 million with no retained earnings impact as at November 1, 2010.

The FASB also issued ASU 2010-10 “Consolidation: Amendments for Certain Investment Funds”. This update defers the application of FASB ASC 810 (SFAS 167) for a reporting enterprise’s interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. As a result, we continue to assess our mutual funds and investment funds that we manage under the requirements of FASB ASC 810-10 (FIN 46(R)).

In the normal course of business, VIEs are used for securitization, investment, funding and other purposes. Refer to Note 6 of the consolidated financial statements for information on VIEs and the nature of our involvement in them.

The following describes our consolidation assessments by type of VIE.

Credit cards

We securitize credit card receivables to Cards II and Broadway (collectively, the credit card trusts). We continue to have involvement in the credit card trusts through the retention of subordinated notes and enhancement notes, as well as interest-only strips.

Effective November 1, 2010, we consolidated the credit card trusts pursuant to FASB ASC 810 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the credit card trusts’ economic performance and have a potentially significant economic interest in the credit card trusts. We direct the activities that most significantly impact the economic performance of the credit card trusts through our role as the administrative agent and servicer of the credit card accounts. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of credit card receivables. Our interests that could be potentially significant to the credit card trusts include our interest in interest-only strips, subordinated notes and enhancement notes.

Our retained interests in credit cards receivables, in the form of notes, which were classified within business and government loans under Canadian GAAP, are eliminated under U.S. GAAP as we consolidate the trusts pursuant to FASB ASC 810.

Prior to November 1, 2010, our credit card trusts met the requirements of a QSPE under SFAS 140 and were exempted from the scope of FIN 46(R). Under Canadian GAAP, which is substantially the same FAS 140, our credit card trusts meet the requirements of a QSPE and are exempted from the scope of VIE consolidation.

Residential mortgages

We securitize insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a residential mortgage trust. We continue to have involvement in these mortgage securitizations through interest-only strips, being a TRS counterparty and cash reserve accounts.

Effective November 1, 2010, we consolidated this residential mortgage trust pursuant to FASB ASC 810 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the residential mortgage trust’s

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economic performance and have a potentially significant economic interest in the residential mortgage trust. We direct the activities that most significantly impact the economic performance of the residential mortgage trust through our role as the administrative agent and servicer of the mortgages. In these roles, we make ongoing decisions regarding the acquisition, management, and credit monitoring of mortgages. Our interests that could be potentially significant to the residential mortgage trust include our interest in interest-only strips, TRS, and cash reserves.

Prior to November 1, 2010, this residential mortgage trust met the requirements of a QSPE under SFAS 140 and was exempted from the scope of FIN 46(R). Under Canadian GAAP, which is substantially the same as SFAS 140, our residential mortgage trust meets the requirements of a QSPE and is exempted from the scope of VIE consolidation.

We also securitize qualifying insured fixed and variable-rate residential mortgages through the creation of NHA MBS. Under the CMB program, sponsored by the CMHC and the Government of Canada NHA MBS Auction program, we sell NHA MBS to a securitization trust or directly to the CMHC, respectively. Under the CMB program, the NHA MBS are sold to a government-sponsored securitization trust that issues securities to investors. We also act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS.

Under FASB ASC 810-10-15 (SFAS 167) the NHA MBS custodial pool is defined as an entity. The activities that most significantly impact the economic performance of the NHA MBS custodial pool entity are: a) management of delinquencies/defaults, and b) management of prepayments. As we must manage the activities within guidelines established by the MBS insurers, we do not consolidate the NHA MBS custodial pool entities once we have sold a significant portion of the securities attached to these pools. However, prior to the sale of a significant portion of the securities attached to the pool, we consolidated these pools. As a consequence of consolidating the residential mortgage trust and certain MBS pools, we have recognized approximately $20 billion of MBS securities on the U.S. GAAP condensed consolidated balance sheet as at October 31, 2011. As previously mentioned, pursuant to the adoption of FASB ASC 860 (SFAS 166), approximately $11 billion of these MBS securities were subsequently reclassified to mortgages under U.S. GAAP as at October 31, 2011.

Commercial mortgages

We have securitized commercial mortgages to a pass-through trust. Subsequent to the sale of commercial mortgages to the pass-through trust, we have continuing involvement through our role as special servicer. Under FASB ASC 810-10-15 (SFAS 167), prior U.S. GAAP and Canadian GAAP, we do not consolidate the pass-through trust since we do not have variable interests in the structure that could be potentially significant.

CIBC sponsored multi-seller and single-seller conduits

We sponsor several multi-seller conduits and one single-seller conduit (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases by bankers’ acceptances.

Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the conduits with the exception of one multi-seller conduit where we hold all of the commercial paper funding. In our role as the administrative agent of the conduits, we receive fees to perform ongoing decisions regarding the type and credit quality of asset purchases and manage the issuance of commercial paper funding or bankers’ acceptances. The fees we receive to perform these services are not considered variable interests, and accordingly, we are not considered to have the power to direct the activities that most significantly impact the conduits’ economic performance.

Structured vehicles

We hold exposures to structured CDO and CLO vehicles (structured vehicles) through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

Effective November 1, 2010, we deconsolidated certain structured vehicles that were previously consolidated in accordance with Canadian GAAP, which is substantially the same as previous U.S. GAAP under FIN 46(R). Under FASB ASC 810-10-15 (SFAS 167) we do not consolidate the structured vehicles as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.

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At the inception of our initial exposure to these VIEs, we simultaneously entered into hedging transactions to pass the risk and returns of the underlying VIE exposure to third parties. These third parties were considered to have the implicit variable interests of the VIE exposure and, as a result, we were not considered to be the primary beneficiary. Upon the subsequent elimination of the hedges, which were considered to be reconsideration events, we were considered to be the primary beneficiary as we absorbed the majority of the conduits’ remaining expected losses. Accordingly, under Canadian GAAP, which is substantially the same as FIN 46(R), these structured vehicles were consolidated.

Pass-through investment structures

We enter into equity derivative transactions with third-party investment funds. These transactions provide their investors with the desired exposure to reference funds, and we hedge our exposure from these derivatives by investing in units or equity-linked notes referencing the third-party managed referenced funds. Under FASB ASC 810-10-15 (SFAS 167), we do not consolidate the pass-through investment structures that qualify as VIEs as we do not have the power to direct any of the activities that most significantly impact the economic performance of the entity.

Capital Trust securities

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). The Capital Trust funded the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are structured to provide Tier 1 regulatory capital treatment.

Effective November 1, 2010, we consolidated the Capital Trust under FASB ASC 810-10-15 (SFAS 167) as we are considered to have both the power to direct the activities that most significantly impact the Capital Trust’s economic performance and have a potentially significant economic interest in the Capital Trust. We direct the activities that most significantly impact the economic performance of the Capital Trust through our 100% ownership interest of voting equity units. We make ongoing decisions regarding the acquisition of the senior deposit notes and the issuance of the Notes. Our interests that could be potentially significant to the Capital Trust include the Tier 1 regulatory capital benefits. Consolidation had no impact on total assets, total liabilities, or equity.

Prior to November 1, 2010, we did not consolidate the Capital Trust in accordance with FIN 46(R). Under these rules, we were not considered to be the primary beneficiary as we did not absorb the majority of the Capital Trust’s expected losses. Under Canadian GAAP which is substantially the same as FIN 46(R), the Capital Trust is not consolidated.

Covered bond guarantors

Under the covered bond program, we provide funding to a limited partnership entity (Guarantor LP) to purchase mortgages and MBS from CIBC. Concurrently, we enter into TRS arrangements with the Guarantor LP to receive the contractual interest received on those mortgages and NHA MBS. Under FASB ASC 810-10-15 (SFAS 167), we continue to consolidate the Guarantor LP as we are considered to have both the power to direct the activities that most significantly impact the Guarantor LP’s economic performance and have a potentially significant economic interest in the Guarantor LP. We also consolidate the Guarantor LP under Canadian GAAP and prior U.S. GAAP (FIN 46(R)).

We perform qualitative analyses to determine whether we are the primary beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents assets and liabilities arising from our transactions and involvement with non-consolidated VIEs as at October 31, 2011, where: (i) we may hold significant variable interests; (ii) we transferred assets to a VIE and have continuing involvements that are deemed to be a variable interest; and (iii) we are the sponsor of the VIE or the VIE previously qualified as a QSPE and we hold a variable interest in it, even if not significant. In determining whether we are a primary beneficiary of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE.

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	CIBC sponsored	Residential mortgage securitization	CIBC structured	Third-party structured vehicles		Pass- through investment	Commercial mortgages securitization
$ millions, as at October 31, 2011	conduits	vehicle(1)	vehicles	Run-off	Continuing	structures	vehicle
On-balance sheet assets(2)
Trading securities	$3	$–	$–	$558	$199	$520	$–
AFS securities	–	873	2	2	1,320	–	5
FVO	–	–	–	–	73	–	–
Loans	77	–	290	4,023	34	–	–
Derivatives(3)	–	–	–	–	–	68	–
Total assets	$80	$873	$292	$4,583	$1,626	$588	$5
On-balance sheet liabilities(2)
Derivatives(3)	$–	$–	$37	$1,545	$–	$44	$–
Total liabilities	$–	$–	$37	$1,545	$–	$44	$–
Maximum exposure to loss, net of hedges
Investments and loans	$80	$873	$292	$4,583	$1,626	$520	$5
Notional of written derivatives, net of fair value losses	–	–	247	3,285	–	24	–
Liquidity and credit facilities	1,297	–	42	391	16	–	–
Less: hedges of investment, loans and written derivatives exposures	–	–	(459)	(6,854)	(73)	(544)	–
Maximum exposure to loss	$1,377	$873	$122	$1,405	$1,569	$–	$5

(1)	Excludes interest rate swaps with Canada Housing Trust, a VIE sponsored by the CMHC.

(2)	Excludes VIEs containing third-party originated assets established by CMHC, Freddie Mac, Fannie Mae, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(3)	Comprises written CDS and TRS under which we assume exposures and excludes all other derivatives.

The following table presents the assets and liabilities of consolidated VIEs recorded on the condensed consolidated balance sheet as at October 31, 2011:

$ millions, as at October 31, 2011	CIBC sponsored conduit	Credit card securitization vehicles	Residential mortgage securitization vehicles(1)	Capital Trust securities vehicle	Covered bond guarantor
Assets(2)
Cash and non-interest bearing deposits with banks	$–	$–	$27	$2	$–
Interest-bearing deposits with banks	–	373	–	–	–
Securities
FVO	–	–	8,781	–	–
Trading	–	–	–	–	–
AFS	2	–	66		1,057
Loans	–	5,350	11,883(3)	1,600	11,869
Other
Derivative instruments	–	29	32	–	–
Customers’ liability under acceptances	–	–	–	–	–
Other assets	–	37	1	55	48
	$2	$5,789	$20,790	$1,657	$12,974
Liabilities(2)
Deposits	$2	$5,744	$20,621	$1,594	$12,627
Other
Derivative instruments	–	–	–	–	–
Acceptances	–	–	–	–	–
Other liabilities	–	40	134	66	–
	$2	$5,784	$20,755	$1,660	$12,627

(1)	Includes approximately $20 billion of MBS in NHA MBS custodial pools that were consolidated pursuant to the retroactive application of FASB ASC 810 (SFAS 167).

(2)	Consolidated assets and liabilities of VIEs are presented without the effect of any intercompany eliminations upon consolidation or other consolidation adjustments.

(3)	Includes approximately $11 billion of MBS reclassified from FVO under Canadian GAAP to loans under U.S. GAAP pursuant to the prospective application of FASB ASC 860 (SFAS 166).

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Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the FASB issued ASU 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective for us on November 1, 2010 with prospective application. The amendments in this update require an entity to provide additional disclosures about its loans on a disaggregated basis and disclosures about the credit quality of loans and the allowance for credit losses disaggregated on the basis of the entity’s impairment method. The amendments also require additional TDR disclosure. In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, which amends FASB ASC 310 “Receivables”. The update clarifies the criteria which are used to determine if a restructuring would constitute a TDR as: (1) whether the restructuring constitutes a concession; and (2) whether the debtor is experiencing financial difficulties. The amendments became effective for us on August 1, 2011 and were applied retrospectively to November 1, 2010 for identifying TDRs and were applied prospectively beginning August 1, 2011 for the purpose of measuring impairment of TDRs.

Additional information about loans and the related allowances for credit losses disaggregated by impairment methodology

Our loan portfolios are managed and reported in the following four portfolio segments: (i) residential mortgages; (ii) personal; (iii) credit card; and (iv) business and government. For the first three portfolio segments, which are retail in nature, the class of financing receivables is the same as the portfolio segment as the underlying receivables share common risk characteristics. The business and government loans portfolio segment is comprised of different classes of financing receivables, mainly based on the industry group of the customer.

We conduct ongoing credit assessments of loans that are considered individually significant on an account-by-account basis to assess whether there is objective evidence of impairment. For groups of loans that are considered to be not individually significant and for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, impairment is further determined on a “collective” basis. Refer to the “Credit risk” section of the MD&A for more details on the credit risk assessment process. The resulting allowance for credit losses consists of general and specific components.

For our business and government loans portfolio, a general allowance is collectively provided for performing loans that have not been specifically identified as impaired, whereas a specific allowance is provided for those loans that have been specifically identified as being impaired, except for certain scored small business loans which are also included within the specific allowance even though they are collectively assessed for impairment. To the extent performing loans become non-performing due to delinquency or other impairment events, a specific allowance is provided on the loan on an individual basis and the loan would no longer be collectively assessed for the general allowance. The loan would be written off in accordance with our write-off policy only in the event it is already impaired, at which time there would be only a specific allowance. Therefore, loans are written off only to specific allowances.

For our residential mortgages and personal loans portfolios we provide specific and general allowances for the loans based on their state of delinquency. General allowances are established only for loans that are current or in the early stages of delinquency, while specific allowances are established only for loans that are in the later stages of delinquency. Therefore, as the delinquency status of a loan worsens, the loan would no longer be provided for through the general allowance and instead would be provided for through the specific allowance. When there is no realistic prospect of future recovery above the recoverable value, the loan would be written off in accordance with our write-off policy.

For our credit card loans, as stated in Note 1 to the consolidated financial statements, the loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Credit card loans only have a general allowance until such time the card balances are 180 days in arrears or upon customer bankruptcy, upon which the general allowance is reduced and the credit card balance is written off as a specific provision for credit losses.

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Loans

The following tables present loan information based upon Canadian GAAP as that is the basis on which we manage our portfolios.

$ millions, as at October 31				2011				2010
	Gross amount	Specific allowance	General allowance	Net loans	Gross amount	Specific allowance	General allowance	Net loans
Residential mortgages	$99,603	$34	$12	$99,557	$93,568	$30	$9	$93,529
Personal	34,842	211	275	34,356	34,335	224	293	33,818
Credit card(1)	10,408	–	411	9,997	12,127	–	478	11,649
Total retail loans portfolios	144,853	245	698	143,910	140,030	254	780	138,996
Non-residential mortgages	7,377	29	–	7,348	6,749	16	–	6,733
Financial institutions	2,543	2	–	2,541	2,304	2	–	2,302
Retail, wholesale and business services	6,109	116	–	5,993	6,146	108	–	6,038
Manufacturing – consumer and capital goods	2,713	49	–	2,664	2,346	47	–	2,294
Real estate and construction	6,727	123	–	6,604	4,586	127	–	4,459
Agriculture	3,225	17	–	3,208	2,921	14	–	2,907
Resource-based industries	2,276	4	–	2,272	1,546	19	–	1,527
Telecommunications, media and technology	682	27	–	655	801	20	–	781
Transportation	1,157	15	–	1,142	970	23	–	947
Utilities	663	–	–	663	594	–	–	594
Other	8,340	2	–	8,338	9,619	1	–	9,618
General allowance allocated to business and government loans(2)	–	–	320	(320)	–	–	309	(309)
Total business and government loans portfolio(3)	41,812	384	320	41,108	38,582	377	309	37,896
Total loans	$186,665	$629	$1,018	$185,018	$178,612	$631	$1,089	$176,892

(1)	When a loan is classified as impaired, accrual of interest ceases. Credit card loans are never impaired and are written off at 180 days past due and interest income is only accrued where there is an expectation of receipt. We ceased accruing interest on $311 million of credit card loans as at October 31, 2011.

(2)	Under U.S. GAAP, as a result of adopting FASB ASC 860 (SFAS 166) and FASB ASC 810 (SFAS 167) the incremental general allowance related to residential mortgages and credit card loans now recognized on the condensed consolidated balance sheet is $4 million and $147 million respectively, as at October 31, 2011.

(3)	$1,899 million of our retained interests in credit card receivables as at October 31, 2011 (2010: $250 million), in the form of notes, which were classified within business and government loans under Canadian GAAP, are eliminated under U.S. GAAP as we consolidate the trusts pursuant to FASB ASC 810.

Impaired loans(1)

$ millions, as at October 31			Gross impaired(2)			Specific allowance		2011				2010
	Average impaired	Individually assessed	Collectively assessed	Total gross impaired	Individually assessed	Collectively assessed	Total specific allowance	Net impaired	Average impaired	Gross impaired	Specific allowance	Net impaired
Residential mortgages	$431	$–	$452	$452	$–	$34	$34	$418	$439	$452	$30	$422
Personal	282	–	291	291	–	211	211	80	322	304	224	80
Total retail loans portfolios	713	–	743	743	–	245	245	498	761	756	254	502
Non-residential mortgages	73	75	–	75	29	–	29	46	76	75	16	59
Financial institutions	5	4	–	4	2	–	2	2	5	5	2	3
Retail, wholesale and business services	293	289	22	311	97	19	116	195	272	280	108	172
Manufacturing – consumer and capital goods	92	74	3	77	46	3	49	28	115	113	47	66
Real estate and construction	483	500	4	504	119	4	123	381	510	465	127	338
Agriculture	45	37	1	38	16	1	17	21	29	26	14	12
Resource-based industries	16	5	2	7	2	2	4	3	42	26	19	7
Telecommunications, media and technology	32	47	1	48	26	1	27	21	58	42	20	22
Transportation	37	34	2	36	13	2	15	21	45	45	23	22
Utilities	–	–	–	–	–	–	–	–	1	1	–	1
Other	3	1	1	2	1	1	2	–	3	2	1	1
Total business and government loans portfolios	1,079	1,066	36	1,102	351	33	384	718	1,156	1,080	377	703
Total loans	$1,792	$1,066	$779	$1,845	$351	$278	$629	$1,216	$1,917	$1,836	$631	$1,205

(1)	During 2011, we recognized a credit of $40 million to our provision for credit losses due to the increase in present value attributable to the passage of time on our impaired loans.

(2)	Represents unpaid principal balance of impaired loans, net of partial write-offs recognized during the year.

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Troubled debt restructuring

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that we would not otherwise consider for the purpose of maximizing recovery of our exposure in the loan. We strive to identify early, and work with borrowers in financial difficulty and, where circumstances warrant, to modify their loans to more affordable terms, which may include rate reductions, principal forgiveness, term extension and/or payment forbearance. In those circumstances where the concession is considered below market terms, the modification is reported as a TDR.

Loans, including loans that have been classified as TDRs, are subject to our normal quarterly impairment review. We consider factors such as a breach of financial covenants and/or payment delinquency in our impairment assessment, which in many cases would have a negative impact on our expectation of the full collection of future cash flows on these loans. As a result of our normal quarterly impairment review, an appropriate level of specific or general loan loss provision by portfolio segment would be established. As at October 31, 2011, we had mortgage loans of $58 million, personal loans of $4 million, credit card loans of $5 million and business and government loans of $226 million, of which $120 million were in the real estate and construction sectors, that were subject to TDR during 2010 or 2011. Included in these amounts are loans of $39 million that experienced a delinquency during 2011 subsequent to a TDR in 2011.

Information about credit quality of loans

We measure our exposure to credit risk under the AIRB approach and under the standardized approach in accordance with the Basel II guidelines. The AIRB approach relies on internal risk rating systems based on historical experience of key risk assumptions that are used to compute the capital requirements and the standardized approach uses a standardized set of risk weight, as prescribed by the regulator based on external credit assessments and other risk related factors, including exposure asset class and collateral. Refer to the “Credit risk” section of the MD&A for more information about how we assess the credit quality of our loan portfolios.

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Exposure subject to AIRB approach

Credit quality of the business and government loans portfolio

The following table provides the credit quality of the on-balance sheet business and government loans portfolio. Amounts provided are before allowance for credit losses.

	Gross amount
$ millions, as at October 31, 2011	Corporate	Sovereign	Banks	Total
Investment grade	$ 14,020	$ 716	$458	$15,194
Non-investment grade	12,998	83	48	13,129
Watchlist	714	–	–	714
Default	865	–	–	865
	$ 28,597	$ 799	$506	$29,902
Strong	$ 6,527	$ –	$4	$6,531
Good	210	–	–	210
Satisfactory	31	–	–	31
Weak	60	–	–	60
Default	4	–	–	4
Total slotted exposure	$ 6,832	$ –	$4	$6,836
Standardized exposure	$ 4,172	$ 902	$–	$5,074
Total business and government loans portfolio	$ 39,601	$ 1,701	$510	$41,812
Credit quality of the retail loans portfolios The following table presents the credit quality of the on-balance sheet retail loans portfolios. Amounts provided are before allowance for credit losses.
$ millions, as at October 31, 2011
	Gross amount
Risk level	Residential mortgages	Personal	Cards	Total
Exceptionally low	$ 78,928	$ 18,718	$3,052	$100,698
Very low	10,688	323	1,441	12,452
Low	6,307	10,638	2,382	19,327
Medium	648	3,728	1,894	6,270
High	141	448	618	1,207
Default	90	287	–	377
	$ 96,802	$ 34,142	$9,387	$140,331
Strong	$ 561	$ –	$–	$561
Good	9	–	–	9
Satisfactory	9	–	–	9
Weak	5	–	–	5
Default	–	–	–	–
Total slotted exposure	$ 584	$ –	$–	$584
Standardized exposure	$ 2,217	$ 700	$1,021	$3,938
Total retail loans portfolios	$ 99,603	$ 34,842	$10,408	$144,853

Future accounting changes

We are currently evaluating the impact of adopting the standards listed below:

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Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued guidance ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force).” This update clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in FASB ASC 805 when comparative financial statements are presented and requires additional quantitative information about the pro forma adjustments. This update is effective for us prospectively on November 1, 2012.

Repurchase agreements

In April 2011, the FASB issued guidance ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” This update states that the accounting for a repurchase agreement depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repurchase agreement as a secured borrowing rather than a sale. The FASB concluded that the assessment of effective control depends on the transferor’s contractual rights and obligations with respect to transferred financial assets. It does not depend on the transferor’s ability, by way of collateral maintenance agreement, to exercise those rights or honour those obligations. This update is effective for us prospectively on February 1, 2012.

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Note 32	Transition to International Financial Reporting Standards

Publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. As a result, our audited consolidated financial statements for the year ending October 31, 2012 will be the first annual financial statements that comply with IFRS, including the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements. We will make this statement of compliance when we issue our 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date. The opening IFRS balance sheet represents our starting point for financial reporting under IFRS.

In accordance with IFRS 1, we have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS balance sheet as at November 1, 2010. These IFRS accounting policies are those that we expect to apply in our first annual IFRS financial statements for the year ending October 31, 2012, although IFRS 1 provides certain optional exemptions and mandatory exceptions from retrospective application of IFRS, as described in Section A, Exemptions and exceptions from retrospective application of IFRS.

The following information is provided to allow users of the financial statements to obtain a better understanding of the effect of the adoption of IFRS on our consolidated financial statements. The information below includes our opening IFRS balance sheet as at November 1, 2010, based on the IFRS optional exemptions and accounting policies that we expect to apply in our first annual IFRS financial statements. A description of the differences in accounting policies under IFRS and Canadian GAAP that resulted in transition adjustments as at November 1, 2010 is provided in Section B, Differences in accounting policies.

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Opening IFRS consolidated balance sheet and reconciliation to previously reported Canadian GAAP amounts, as at November 1, 2010 (Transition Date to IFRS)

$ millions, as at November 1, 2010	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	B.3
Available-for-sale (AFS)	26,621	(2,252)	24,369	A.5, A.8, B.2–B.4, B.6
Designated at fair value (FVO)	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	–	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	–	34,335
Credit card	12,127	3,787	15,914	A.8, B.2, B.9
Business and government	38,582	(636)	37,946	A.8, B.2–B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	B.2, B.3
Customers’ liability under acceptances	7,684	(51)	7,633
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579
Investments in equity-accounted associates and joint ventures	298	168	466	B.6
Other assets	11,300	(701)	10,599	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND TOTAL EQUITY
Deposits
Personal	$113,294	$–	$113,294
Business and government	127,759	(11,918)	115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	–	5,618
	246,671	(11,918)	234,753
Obligations related to securities sold short	9,673	–	9,673	A.8, B.2, B.3
Cash collateral on securities lent	4,306	–	4,306
Secured borrowings	–	43,814	43,814	A.8, B.2, B.3, C.3
Capital Trust securities	–	1,600	1,600	A.8, B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633
Other liabilities	12,572	(629)	11,943	Various
	46,745	(1,806)	44,939
Subordinated indebtedness	4,773	–	4,773
Non-controlling interests	168	(168)	–	C.1
Equity(1)
Preferred shares	3,156	–	3,156
Common shares	6,804	–	6,804
Contributed surplus	96	2	98	B.5
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (AOCI)	(361)	777	416
Total shareholders’ equity	15,790	(1,159)	14,631
Non-controlling interests	–	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at the Transition Date.

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Notes to the opening IFRS consolidated balance sheet

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS accounting policies that have been applied in the preparation of the opening IFRS balance sheet.

IFRS optional exemptions

1.	Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this ‘fresh-start’ election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million.

2.	Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill recognized on the balance sheet. However, IFRS 1 provides the option to (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in the pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date (see Section B.11 for further details).

3.	Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this ‘fresh-start’ election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4.	Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1

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provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.

We elected to apply IAS 23 prospectively and will capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

5.	Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.

We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS balance sheet.

6.	Hedge accounting – In the opening IFRS balance sheet, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP were also effective under IAS 39 as at the Transition Date, they are reflected as effective hedges in the opening IFRS balance sheet. The opening IFRS balance sheet also reflects cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which are expensed in the performance period prior to grant under Canadian GAAP (see Section B.5).

7.	Estimates – Our estimates in accordance with IFRS as at the Transition Date are consistent with estimates made at that date in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at the Transition Date. Hindsight was not used to create or revise estimates.

8.	Application of the de-recognition requirements in IAS 39 - This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the de-recognition requirements of IAS 39; however, it also provides an entity with the ability to apply the rules retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the de-recognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the Canadian GAAP accounting policies and the IFRS policies applied in preparing the opening IFRS balance sheet, and the impact thereof.

1. Employee benefits

Asset ceiling

Canadian GAAP – When plan assets exceed the accrued benefit obligation of a defined benefit plan giving rise to a plan surplus, a valuation allowance is recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset is presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance under IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs

Canadian GAAP – Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits.

IFRS – Past service costs from plan amendments are amortized on a straight-line basis over the vesting period or, if the amended benefits vest immediately, the expense is recognized immediately in net income.

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For unrecognized past service costs as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

For unrecognized past service costs as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service is the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. The date when service first leads to benefits may be later than the date of hire, resulting in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our ‘fresh-start’ election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date.

2. Securitized mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to QSPEs, are accounted for as sales when we surrender control of the transferred financial assets and receive consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depends on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retain all of the beneficial interests of the securitization are reclassified from Loans – residential mortgages to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be de-recognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the de-recognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets of $27.4 billion, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase of $27.5 billion to consolidated liabilities to recognize the associated funding liabilities in Secured borrowings in respect of MBS sold. In addition, since the creation of MBS held as inventory is not considered to be an accounting event under IFRS, MBS inventory previously accounted for as FVO securities is now accounted for as Loans – residential mortgages measured at amortized cost of $20.1 billion.

As a result, an after-tax decrease of $131 million was recognized in retained earnings and an after-tax decrease of $34 million was recognized in AOCI as at the Transition Date in respect of the recognition of the mortgages and secured borrowings at amortized cost (including the re-establishment of related origination and other amortized cost adjustments), and the elimination of Canadian GAAP accounting for retained interests, service liabilities, mark-to-market gains and losses on seller swaps with a government sponsored securitization trust, and the elimination of mark-to-market gains and losses on the MBS inventory in respect of residential mortgages securitized through the creation of MBS under the NHA MBS program.

3. Consolidation

Canadian GAAP – We determine whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity is a VIE, the variable interest model. If an entity is not a VIE, then the analysis of consolidation is based on whether we have control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

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Under the variable interest model, consolidation is based on an analysis of whether we are the primary beneficiary. The primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. QSPEs are excluded from the scope of the variable interest model and are exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS27 “Consolidated and Separate Financial Statements.” Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of an SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in an SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated CIBC Capital Trust which resulted in the de-recognition of the senior deposit notes issued to the Trust, reported as Deposits – business and government, and the recognition of the Capital Trust securities issued by CIBC Capital Trust as a liability, with no impact to retained earnings. Additionally, we de-consolidated certain other SPEs where the criteria of SIC-12 were not met.

Furthermore, IFRS does not have the concept of a QSPE which are considered to be SPEs under IFRS and are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP have been consolidated under IFRS, including CARDS II Trust, Broadway Trust and Crisp Trust.

As at the Transition Date, the impact of the consolidation of additional entities was an increase in consolidated assets of $3.8 billion and an increase in consolidated liabilities of $3.9 billion, mainly associated with the commercial paper funding liabilities in Secured borrowings, and an after-tax decrease in retained earnings of $128 million and an $8 million after-tax decrease in AOCI. The impact of de-consolidation of SPEs was a decrease to consolidated assets and liabilities of $827 million, with no retained earnings impact.

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that are not quoted in an active market (e.g., investments in private companies) are measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that are not quoted in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date, with a corresponding after-tax increase of $201 million in AOCI.

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39.

This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery is a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment is “significant or prolonged”. In addition, when an investment is determined to be impaired and its carrying amount has been written down to its then fair value, it becomes its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment grade perpetual preferred shares that are classified as AFS equity instruments, for which the impairment assessment is conducted under a debt impairment model in accordance with the SEC guidance for perpetual preferred shares that are investment grade. We did not recognize any impairment on our perpetual preferred shares.

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Consolidated financial statements

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date.

Under IFRS, an entity has an accounting policy choice to use either the “equity” or “debt” impairment model for assessing impairment for investment grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI.

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to CICA handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost even though we had the near-term intention to sell them at initial recognition.

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS. As a result of applying IAS 39 retrospectively to the leveraged loans and applying the reclassification provisions in IAS 39, the leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

$ millions	Canadian GAAP		IFRS
Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010

FVO loans at fair value	$ 11	Trading loans at fair value	$ 11	Nil
FVO loans at fair value	9	Loans and receivables at amortized cost	9	Nil
Loans and receivables at amortized cost	350	FVO securities at fair value	270	$ 58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	Nil
Trading securities at fair value	1	AFS securities at fair value	1	Nil

CIBC 2011 ANNUAL REPORT	221

Consolidated financial statements

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based payments are recognized in their entirety in the year preceding the grant date if the award is for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant date (e.g., the award includes a performance year preceding the grant date), the grant date fair value is recognized over the period from the service commencement date (i.e., the beginning of the performance year preceding the grant date) to the vesting date. For such awards, the share-based payment expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions are recognized as incurred.

IFRS – The impact of such forfeitures is estimated initially at the grant date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in contributed surplus of $2 million as at the Transition Date.

6. Joint venture accounting

Canadian GAAP – Interests in jointly controlled entities are proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures,” interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly controlled investments. The transition to the equity method had no impact on retained earnings as at the Transition Date, but resulted in a decrease in consolidated assets and liabilities of $2.2 billion. Furthermore, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we are required to recognize an asset and liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date, reflecting higher cumulative IFRS depreciation expense up to the Transition Date, which was partially offset by lower cumulative IFRS interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from leveraged leases in accordance with the guidance set out in EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease. This resulted in an increase in Loans – business and government of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs are granted, the expected cost to fulfill award obligations are recognized as a liability and a reduction in related revenue. When the customer redeems the award, the liability is reduced by the actual cost of the award.

222	CIBC 2011 ANNUAL REPORT

Consolidated financial statements

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards are deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as a liability and a reduction in related revenue. When we have satisfied our obligation related to the awards, the liability is recognized as an expense in net income.

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date.

10. Loan loss accounting

Canadian GAAP – An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) can be recognized as either a credit to the provision or as interest income. We elected to recognize the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses are classified as either specific allowances or as general allowances. Specific allowances are recognized when impairment has been identified for loans that are either assessed individually or assessed collectively. General allowances are established for groups of loans where impairment is inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS balance sheet.

Under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans that are considered to be not individually significant.

The difference in classification did not result in a transitional adjustment. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance.

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill is allocated to reporting units which are defined as an operating segment or one level below an operating segment.

The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying amount of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets is based on comparison of the carrying amount of the intangible asset with its fair value. An impairment loss is recognized in net income for the excess of the carrying amount of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying amount of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill as at the Transition Date to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying amount of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

CIBC 2011 ANNUAL REPORT	223

Consolidated financial statements

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying amount over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying amount with the recoverable amount related to that asset. If the recoverable amount is lower than carrying amount, then the excess of the carrying amount over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying amount of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying amount of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying amount of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the consolidated CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the third quarter of 2011 impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying amount and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than the carrying amount, and as a result an impairment loss of approximately $200 million was recognized in the third quarter of 2011under IFRS.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows. This test is similar to the step 1 fair value test under Canadian GAAP.

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity.

2. Precious metals

Under Canadian GAAP, we included precious metals in the balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we have included precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date.

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the balance sheet under Deposits – business and government, whereas under IFRS, we have included the covered bond liabilities in Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Deposits – business and government to Secured borrowings as at the Transition Date.

D. Reconciliation of equity from Canadian GAAP to IFRS as at the Transition Date

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interest	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$–	$15,790
Employee benefits	(1,080)	–	–	(1,080)	–	(1,080)	A.1, B.1
Securitized mortgages	(131)	(34)	–	(165)	–	(165)	A.8, B.2
Consolidation	(128)	(8)	–	(136)	–	(136)	A.8, B.3
Measurement of private AFS equity investments	–	201	–	201	–	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity investments	(50)	46	–	(4)	–	(4)	B.4
Reclassification of financial instruments	(85)	–	–	(85)	–	(85)	A.5, B.4
Share-based payments	103	2	2	107	–	107	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(575)	575	–	–	–	–	A.3
Finance leases and leveraged leases	3	–	–	3	–	3	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Presentation of non-controlling interest as equity	–	–	–	–	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

224	CIBC 2011 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of operations

	Unaudited, $ millions, for the quarter	Q4	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1
	Net interest income	$1,605	$1,607	$1,528	$1,610	$1,645	$1,548	$1,497	$1,514
	Non-interest income	1,597	1,450	1,361	1,491	1,609	1,301	1,424	1,547
	Total revenue	3,202	3,057	2,889	3,101	3,254	2,849	2,921	3,061
	Provision for credit losses	243	195	194	209	150	221	316	359
	Non-interest expenses	1,914	1,820	1,794	1,822	1,860	1,741	1,678	1,748
	Income before income taxes and non-controlling interests	1,045	1,042	901	1,070	1,244	887	927	954
	Income tax expense	249	231	221	268	742	244	261	286
	Non-controlling interests	2	3	2	3	2	3	6	16
	Net income	794	808	678	799	500	640	660	652
	Preferred share dividends and premiums	38	55	42	42	42	42	43	42
	Net income applicable to common shares	$756	$753	$636	$757	$458	$598	$617	$610
Condensed consolidated balance sheet
	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1
	Assets
	Cash and deposits with banks	$6,297	$21,524	$37,405	$20,915	$12,052	$14,413	$7,936	$8,290
	Securities	82,073	74,039	84,081	82,075	77,608	77,636	66,994	76,044
	Securities borrowed or purchased under resale agreements	27,840	35,394	38,853	41,011	37,342	32,084	39,466	32,497
Loans	Residential mortgages	99,603	101,293	97,123	94,045	93,568	96,049	93,942	89,605
	Personal and credit card	45,250	44,554	44,771	44,790	46,462	45,601	46,556	46,181
	Business and government	41,812	40,431	39,596	40,221	38,582	38,001	38,239	39,296
	Allowance for credit losses	(1,647)	(1,650)	(1,686)	(1,700)	(1,720)	(1,973)	(2,002)	(1,964)
	Derivative instruments	28,259	24,176	21,248	19,526	24,682	23,886	21,830	23,563
	Customers’ liability under acceptances	9,361	8,964	8,365	7,905	7,684	7,309	7,001	6,997
	Other assets	14,851	13,854	14,350	14,431	15,780	16,594	16,039	16,730
		$353,699	$362,579	$384,106	$363,219	$352,040	$349,600	$336,001	$337,239
	Liabilities and shareholders’ equity
Deposits	Personal	$116,592	$115,063	$114,282	$113,400	$113,294	$113,059	$111,865	$111,237
	Business and government	134,636	139,308	153,548	137,523	127,759	118,207	108,469	105,920
	Bank	4,181	6,956	10,772	8,060	5,618	6,836	6,459	7,112
	Derivative instruments	29,807	24,059	22,446	20,686	26,489	26,287	24,060	25,686
	Acceptances	9,396	8,964	8,365	7,905	7,684	7,309	7,001	6,997
	Obligations related to securities lent or sold short or under repurchase agreements	24,622	34,151	40,569	41,639	37,893	43,646	45,899	49,242
	Other liabilities	11,823	12,051	12,376	11,441	12,572	12,012	10,607	10,441
	Subordinated indebtedness	5,138	5,153	5,150	6,225	4,773	6,067	6,063	5,119
	Preferred share liabilities	–	–	–	–	–	600	600	600
	Non-controlling interests	164	156	156	163	168	165	168	171
	Shareholders’ equity	17,340	16,718	16,442	16,177	15,790	15,412	14,810	14,714
		$353,699	$362,579	$384,106	$363,219	$352,040	$349,600	$336,001	$337,239

CIBC 2011 ANNUAL REPORT	225

Select financial measures

	Unaudited, as at or for the quarter	Q4	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1
	Return on equity	20.6%	21.5%	19.9%	23.3%	14.6%	19.8%	22.2%	21.5%
	Return on average assets	0.86%	0.86%	0.76%	0.89%	0.56%	0.72%	0.81%	0.76%
	Average common shareholders’ equity ($ millions)	$14,586	$13,891	$13,102	$12,870	$12,400	$11,994	$11,415	$11,269
	Average assets ($ millions)	$366,236	$371,433	$368,058	$354,267	$355,868	$353,092	$333,589	$340,822
	Average assets to average common equity	25.1	26.7	28.1	27.5	28.7	29.4	29.2	30.2
	Tier 1 capital ratio	14.7%	14.6%	14.7%	14.3%	13.9%	14.2%	13.7%	13.0%
	Total capital ratio	18.4%	18.7%	18.9%	18.4%	17.8%	18.1%	18.8%	17.1%
	Net interest margin	1.74%	1.72%	1.70%	1.80%	1.83%	1.74%	1.84%	1.76%
	Efficiency ratio	59.8%	59.6%	62.1%	58.8%	57.2%	61.1%	57.5%	57.1%

Common share information
	Unaudited, as at or for the quarter	Q4	Q3	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1
	Average shares outstanding (thousands)	399,105	397,232	395,373	393,193	391,055	388,815	386,865	384,442
Per share	– basic earnings	$1.90	$1.90	$1.61	$1.92	$1.17	$1.54	$1.60	$1.59
	– diluted earnings	1.89	1.89	1.60	1.92	1.17	1.53	1.59	1.58
	– dividends	0.90	0.87	0.87	0.87	0.87	0.87	0.87	0.87
	– book value(1)	36.41	35.01	33.47	32.98	32.17	31.36	30.00	29.91
Share price(2)	– high	76.50	84.45	85.49	81.05	79.50	75.40	77.19	70.66
	– low	67.84	72.75	76.75	75.12	66.81	65.91	63.16	61.96
	– close	75.10	72.98	81.91	76.27	78.23	70.60	74.56	63.90
	Dividend payout ratio	47.5%	45.9%	54.1%	45.2%	74.3%	56.7%	54.5%	54.8%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

226	CIBC 2011 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of operations

Unaudited, $ millions, for the year ended October 31	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net interest income	$6,350	$6,204	$5,394	$5,207	$4,558	$4,435	$4,937	$5,258	$5,517	$5,389
Non-interest income	5,899	5,881	4,534	(1,493)	7,508	6,916	7,561	6,573	5,924	5,541
Total revenue	12,249	12,085	9,928	3,714	12,066	11,351	12,498	11,831	11,441	10,930
Provision for credit losses	841	1,046	1,649	773	603	548	706	628	1,143	1,500
Non-interest expenses	7,350	7,027	6,660	7,201	7,612	7,488	10,865	8,307	8,106	9,129
Income (loss) before income taxes and non-controlling interests	4,058	4,012	1,619	(4,260)	3,851	3,315	927	2,896	2,192	301
Income tax expense (benefit)	969	1,533	424	(2,218)	524	640	789	790	239	(279)
Non-controlling interests	10	27	21	18	31	29	170	15	3	38
Net income (loss)	$3,079	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950	$542
Preferred share dividends and premiums	177	169	162	119	171	132	125	100	75	50
Net income (loss) applicable to common shares	$2,902	$2,283	$1,012	$(2,179)	$3,125	$2,514	$(157)	$1,991	$1,875	$492

Condensed consolidated balance sheet
Unaudited, $ millions, as at October 31	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Assets
Cash and deposits with banks	$6,297	$12,052	$7,007	$8,959	$13,747	$11,853	$11,852	$12,203	$10,454	$9,512
Securities	82,073	77,608	77,576	79,171	86,500	83,498	67,764	67,316	69,628	64,273
Securities borrowed or purchased under resale agreements	27,840	37,342	32,751	35,596	34,020	25,432	18,514	18,165	19,829	16,020
Loans
Residential mortgages	99,603	93,568	86,152	90,695	91,664	81,358	77,216	72,592	70,014	66,612
Personal and credit card	45,250	46,462	45,677	42,953	38,334	35,305	34,853	35,000	32,695	30,784
Business and government	41,812	38,582	37,343	39,273	34,099	30,404	31,350	31,737	33,177	41,961
Allowance for credit losses	(1,647)	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)
Derivative instruments	28,259	24,682	24,696	28,644	24,075	17,122	20,309	23,710	22,796	24,717
Customers’ liability under acceptances	9,361	7,684	8,397	8,848	8,024	6,291	5,119	4,778	5,139	6,848
Other assets	14,851	15,780	18,305	21,237	13,158	14,163	15,029	15,088	15,367	14,854
	$353,699	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293
Liabilities and shareholders’ equity
Deposits
Personal	$116,592	$113,294	$108,324	$99,477	$91,772	$81,829	$75,973	$73,392	$70,085	$68,297
Business and government	134,636	127,759	107,209	117,772	125,878	107,468	106,226	105,362	105,885	117,664
Bank	4,181	5,618	7,584	15,703	14,022	13,594	10,535	11,823	12,160	10,669
Derivative instruments	29,807	26,489	27,162	32,742	26,688	17,330	20,128	23,990	21,945	24,794
Acceptances	9,396	7,684	8,397	8,848	8,249	6,297	5,119	4,778	5,147	6,878
Obligations related to securities lent or sold short or under repurchase agreements	24,622	37,893	43,369	44,947	42,081	44,221	29,208	29,010	30,952	18,051
Other liabilities	11,823	12,572	13,693	13,167	13,728	14,716	16,002	13,258	13,976	10,869
Subordinated indebtedness	5,138	4,773	5,157	6,658	5,526	5,595	5,102	3,889	3,197	3,627
Preferred share liabilities	–	–	600	600	600	600	600	1,043	1,707	1,988
Non-controlling interests	164	168	174	185	145	12	746	39	22	111
Shareholders’ equity	17,340	15,790	14,275	13,831	13,489	12,322	10,731	12,180	12,071	10,345
	$353,699	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293

CIBC 2011 ANNUAL REPORT	227

Select financial measures

Unaudited, as at or for the year ended October 31		2011	2010	2009		2008		2007		2006	2005	2004	2003	2002
Return on equity		21.3%	19.4%	9.4%		(19.4)%		28.7%		27.9%	(1.6)%	18.7%	19.2%	5.1%
Return on average assets		0.84%	0.71%	0.33%		(0.60)%		1.00%		0.91%	(0.01)%	0.74%	0.68%	0.19%
Average common shareholders’ equity ($ millions)		$13,617	$11,772	$10,731		$11,261		$10,905		$9,016	$9,804	$10,633	$9,764	$9,566
Average assets ($ millions)		$364,973	$345,943	$350,706		$344,865		$328,520		$291,277	$288,845	$280,810	$284,739	$292,510
Average assets to average common equity		26.8	29.4	32.7		30.6		30.1		32.3	29.5	26.4	29.2	30.6
Tier 1 capital ratio		14.7%	13.9%	12.1%		10.5%		9.7%		10.4%	8.5%	10.5%	10.8%	8.7%
Total capital ratio		18.4%	17.8%	16.1%		15.4%		13.9%		14.5%	12.7%	12.8%	13.0%	11.3%
Net interest margin		1.74%	1.79%	1.54%		1.51%		1.39%		1.52%	1.71%	1.87%	1.94%	1.84%
Efficiency ratio		60.0%	58.1%	67.1%		n/m		63.1%		66.0%	86.9%	70.2%	70.9%	83.5%

Condensed consolidated statement of changes in shareholder’s equity
Unaudited, as at or for the year ended October 31		2011	2010	2009		2008		2007		2006	2005	2004	2003	2002
Balance at beginning of year		$15,790	$14,275	$13,831		$13,489		$12,322		$10,731	$12,180	$12,071	$10,345	$9,901
Adjustment for change in accounting policy		–	–	(6	)(1)	(66	)(2)	(50	)(3)	–	10 (4)	6 (5)	–	(42	)(6)
Premium on repurchase of common shares		–	–	–		–		(277)		–	(1,035)	(1,084)	–	(269)
Premium on redemption of preferred shares		(12)	–	–		–		(32)		–	–	–	–	–
Changes in share capital	Preferred	(400)	–	525		300		(50)		–	598	133	550	800
	Common	572	563	178		2,926		92		93	(17)	19	108	15
Changes in contributed surplus		(6)	4	(4)		–		26		12	(1)	9	24	26
Changes in OCI		(126)	9	72		650		(650)		(115)	49	(196)	(222)	2
Net income (loss)		3,079	2,452	1,174		(2,060)		3,296		2,646	(32)	2,091	1,950	542
Dividends	Preferred	(165)	(169)	(162)		(119)		(139)		(132)	(125)	(100)	(75)	(50)
	Common	(1,391)	(1,350)	(1,328)		(1,285)		(1,044)		(924)	(902)	(781)	(591)	(577)
Other		(1)	6	(5)		(4)		(5)		11	6	12	(18)	(3)
Balance at end of year		$17,340	$15,790	$14,275		$13,831		$13,489		$12,322	$10,731	$12,180	$12,071	$10,345

(1)	Represents the impact of changing the measurement date for employee future benefits.
(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases.”
(3)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.
(4)	Represents the effect of implementing CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.
(5)	Represents the effect of implementing CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.
(6)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

228	CIBC 2011 ANNUAL REPORT

Common share information

Unaudited, as at or for the year ended October 31		2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Average number outstanding (thousands)		396,233	387,802	381,677	370,229	336,092	335,135	339,263	355,735	360,048	360,553
Per share	– basic earnings (loss)	$7.32	$5.89	$2.65	$ (5.89)	$9.30	$7.50	$ (0.46)	$5.60	$5.21	$1.37
	– diluted earnings (loss)(1)	7.31	5.87	2.65	(5.89)	9.21	7.43	(0.46)	5.53	5.18	1.35
	– dividends	3.51	3.48	3.48	3.48	3.11	2.76	2.66	2.20	1.64	1.60
	– book value(2)	36.41	32.17	28.96	29.40	33.31	29.59	25.00	29.92	28.78	25.75
Share price(3)	– high	85.49	79.50	69.30	99.81	106.75	87.87	80.80	73.90	60.95	57.70
	– low	67.84	61.96	37.10	49.00	87.00	72.90	67.95	59.35	39.50	34.26
	– close	75.10	78.23	62.00	54.66	102.00	87.60	72.20	73.90	59.21	38.75
Dividend payout ratio		47.9%	59.1%	>100%	n/m	33.4%	36.8%	n/m	39.2%	31.5%	>100%

(1)   In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings(loss) per share will be the same.

(2)   Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)   The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m Not meaningful.

Dividends on preferred shares(1)

Unaudited, as at or for the year ended October 31		2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Class A	Series 14	$–	$–	$–	$–	$–	$–	$–	$–	$1.1156	$1.4875
	Series 15	–	–	–	–	–	–	–	1.0709	1.4125	1.4125
	Series 16	–	–	–	–	–	–	–	1.8456	2.0025	2.2244
	Series 17	–	–	–	–	–	–	–	1.3551	1.3625	1.3625
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
	Series 19	–	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
	Series 20	–	–	–	–	–	–	1.5780	1.6908	1.8253	2.0276
	Series 21	–	–	–	–	–	–	1.5095	1.5000	1.5000	1.5000
	Series 22	–	–	–	–	–	–	1.9518	2.0520	2.2152	2.4606
	Series 23	–	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250
	Series 24	–	–	–	–	0.3750	1.5000	1.5000	1.5000	1.5000	1.2962
	Series 25	–	–	–	–	1.1250	1.5000	1.5000	1.5000	1.5000	0.8048
	Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.0859	–
	Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.5484	–	–
	Series 28	0.0400	0.0800	0.0800	0.0800	0.0800	0.0800	0.0799	0.1996	–	–
	Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	–	–	–
	Series 30	0.9000	1.2000	1.2000	1.2000	1.2000	1.2000	1.1938	–	–	–
	Series 31	1.1750	1.1750	1.1750	1.1750	1.1298	–	–	–	–	–
	Series 32	1.1250	1.1250	1.1250	1.1250	0.7995	–	–	–	–	–
	Series 33	1.3375	1.3375	1.5271	–	–	–	–	–	–	–
	Series 35	1.6250	1.6250	1.1909	–	–	–	–	–	–	–
	Series 37	1.6250	1.6250	1.0607	–	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC 2011 ANNUAL REPORT	229

Glossary

Advanced internal rating based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.

Advanced measurement approach (AMA) for operational risk

The capital charge for operational risk is calculated based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be either specific or general.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Asset/liability management (ALM)

This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates. In addition, ALM involves active management of CIBC’s liquidity profile.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.

Bank exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Basis point

One-hundredth of a percentage point (0.01%).

Business and government portfolio

In Basel II credit risk exposure reporting, a category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Collateral

Assets pledged as security for a loan or other obligation. Collateral can be cash, securities or other assets.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.

Collateralized loan obligation (CLO)

Securitizations of diversified portfolios of corporate debt obligations and/or asset backed securities that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.

Corporate exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit derivatives

A category of derivatives that allow one party (the beneficiary) to transfer the credit risk of a referenced asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.

Credit risk

Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.

230	CIBC 2011 ANNUAL REPORT

Glossary

Credit valuation adjustment (CVA)

Derivative contracts are initially marked to market without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this mark to reflect the expected net credit risk exposure due to failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the impact of netting, centralized clearing and collateral arrangements in place between the counterparties.

Current replacement cost

The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.

Derivatives

Contracts which may require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Drawn exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.

Economic profit

Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exposure at default (EAD)

In Basel II credit risk exposure reporting, an estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations.

Forward contracts

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.

Forward rate agreement

An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.

Full-time equivalent employees

Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices or credit risk.

Interest-only strip

A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid or defaults, the interest payments decline and the value of the interest-only strip falls accordingly.

CIBC 2011 ANNUAL REPORT	231

Glossary

Internal models approach (IMA) for market risk

Internal models are used to calculate the regulatory capital requirement CIBC must meet for debt/equity specific risks and general market risks.

Internal ratings based approach for securitization exposures

The computation of capital charge is based on risk weights that are mapped from internal ratings.

Liquidity risk

Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Mark-to-market

The market value at which two parties are willing to exchange an asset, liability or other derivative contract. Valuation is at market rates/prices, as at the balance sheet date. Market observable prices are generally available for most publicly traded securities and some derivatives. Mark-to-market for some complex derivatives is model-based using market observable price factors.

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Notional amount

Principal amount or reference amount used for the calculation of payments under assets/liabilities or derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.

Off-balance sheet financial instruments

Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.

Operational risk

The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.

Options

A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.

Other off-balance sheet exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

In Basel II credit risk exposure reporting, this exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the Basel II framework.

Over-the-counter derivatives (OTC) exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Price-to-earnings multiple

Closing common share price divided by diluted earnings per common share.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, and guarantees.

Qualifying revolving retail

In Basel II credit risk exposure reporting, this exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

232	CIBC 2011 ANNUAL REPORT

Glossary

Real estate secured personal lending

In Basel II credit risk exposure reporting, this exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel II regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gain on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis except for investment in insurance activities, which is 100% deducted from Tier 2 capital in accordance with OSFI’s transitional rules.

Repo-style transactions (Repos) exposure

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Retail portfolios

In Basel II credit risk exposure reporting, a category of exposures that includes primarily personal but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Return on equity (ROE)

Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.

Risk-weighted assets (RWAs)

Under Basel II rules, RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB approach and Standardized Approach. The AIRB RWAs are calculated utilizing PDs, LGDs, EADs, and in some cases maturity adjustment, and the Standardized Approach applies risk-weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are statistically estimated based on models approved by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to borrowers to cover their short positions. Borrowing requires the pledging of collateral by the borrowers to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities it does not own. Initially, the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.

Seller swaps

Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.

Sovereign exposures

In Basel II credit risk exposure reporting, all direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

In Basel II, it is applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk-weights are based on external credit assessments, where available, and other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Stock appreciation rights (SARs)

SARs issued by CIBC were rights attached to stock options. SARs could have been exchanged for a cash amount equal to the excess of the weighted-average price of CIBC common shares on the TSX on the trading day immediately preceding the day the SARs were exercised, over the option strike price established at the time of grant.

CIBC 2011 ANNUAL REPORT	233

Glossary

Swap contracts

Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.

Taxable equivalent basis (TEB)

A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after tax income as reported under GAAP.

Tier 1 and total capital ratios

Tier 1 and total regulatory capital, divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Undrawn exposures

In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

Variable interest entity (VIE)

An entity that does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

234	CIBC 2011 ANNUAL REPORT

Shareholder information

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2011:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 26/11	Sep 28/11	Oct 28/11	$0.90	399,103,823
Jun 24/11	Jun 28/11	Jul 28/11	$0.87	397,211,604
Mar 24/11	Mar 28/11	Apr 28/11	$0.87	395,454,543
Dec 23/10	Dec 29/10	Jan 28/11	$0.87	393,238,456

Preferred shares

Stock	Series 18	Series 26	Series 27	Series 29	Series 31	Series 32	Series 33	Series 35	Series 37
Ticker symbol	CM.PR.P	CM.PR.D	CM.PR.E	CM.PR.G	CM.PR.I	CM.PR.J	CM.PR.K	CM.PR.L	CM.PR.M
Quarterly dividend	$0.343750	$0.359375	$0.350000	$0.337500	$0.293750	$0.281250	$0.334375	$0.406250	$0.406250

2012 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28/2011	January 27
March 28	April 27
June 28	July 27
September 28	October 29

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Credit ratings

Credit rating information can be found on page 84 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option

Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option

Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option

U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CIBC Mellon Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company*

c/o Canadian Stock

Transfer Company Inc.

P.O. Box 700, Postal Station B

Montreal, QC

H3B 3K3

416 682-3860 or fax 1 888-249-6189

1 800 387-0825 (toll-free in Canada and the U.S.)

Email: inquiries@canstockta.com

Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

*Canadian Stock Transfer Company Inc. acts as the Administrative agent for CIBC Mellon Trust Company

In the United States, common shares are transferable at:

BNY Mellon Shareowner Services

480 Washington Blvd, 27th Floor

Jersey City, NJ 07310

1 800 589-9836

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner/equityaccess

CIBC 2011 ANNUAL REPORT	235

How to reach us:

CIBC Head Office

Commerce Court, Toronto, Ontario,

Canada M5L 1A2

Telephone number: (416) 980-2211

SWIFT code: CIBCCATT

Website: www.cibc.com

CIBC Telephone Banking

Toll-free across Canada: 1 800 465-2422

Investor Relations

Call: 416 980-6433

Fax: 416 980-5028

Email: investorrelations@cibc.com

Communications and Public Affairs

Call: 416 980-4523

Fax: 416 363-5347

Email: corpcommmailbox@cibc.com

Corporate Secretary

Call: 416 980-3096

Fax: 416 980-7012

Email: corporate.secretary@cibc.com

Customer Care

Toll-free across Canada: 1 800 465-2255

Fax: 1 877 861-7801

Toronto: 416 218-9440

Email: customer.care@cibc.com

Office of the CIBC Ombudsman

Toll-free across Canada: 1 800 308-6859

Toronto: 416 861-3313

Fax: 1 800 308-6861

Toronto: 416 980-3754

Email: ombudsman@cibc.com

Where to find more

information

CIBC Annual Report 2011

Additional print copies of the Annual Report may be obtained by calling 416 980-6433 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-6433 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2011

This report reviews our economic, environmental, social and governance activities over the past year and will be available in February 2012 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2012

The management proxy circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2012 proxy circular will be available in March 2012 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Key Dates

Annual Meeting of Shareholders 2012

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 26, 2012, at 10:00 a.m. (Atlantic Time) in Halifax, Nova Scotia at The World Trade and Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia, B3J 2V9.

Reporting dates 2012

Q1 Results – Thursday, March 8, 2012

Q2 Results – Thursday, May 31, 2012

Q3 Results – Thursday, August 30, 2012

Q4 Results – Thursday, December 6, 2012

Fiscal Year

November 1st to October 31st

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

The following are trademarks of CIBC or its subsidiaries:

Achieve what matters.; Advantage Debit Card; CIBC For what matters.; CIBC logo; CIBC Private Wealth Management; CIBC Youthvision Scholarship; Investor’s Edge; Kids, Cures and Community; Miracle Day; Renaissance Investments; Wood Gundy.

The following are trademarks of other parties:

American Century Investments is a trademark of American Century Proprietary Holdings, Inc.; Barrick Gold is a trademark of Barrick Gold Corporation; Bell Canada is a registered trademark of Bell Canada; Canada Housing Trust is a trademark of Canada Mortgage and Housing Corporation; Canada’s Top 40 Under 40 40 Canadiens Performants – Moins de 40 Ans is a registered trademark of The Caldwell Partners International Inc.; Canadian Breast Cancer Foundation and Run for the Cure are registered trademarks of Canadian Breast Cancer Foundation; Carbon Disclosure Project is a trademark of Carbon Disclosure Project Limited; CIBC is a licensee of the mark; Encana is a registered trademark of Encana Corporation; Enerplus is a registered trademark of Enermark Inc.; Forest Stewardship Council is a registered trademark of Forest Stewardship Council, A.C.; FTSE is a registered trademark of FTSE International Limited; General Motors is a registered trademark of General Motors LLC; Intact Financial Corp. is a trademark of Intact Financial Corporation/Intact Corporation Financière; Jantzi Social Index is a registered trademark of Michael Jantzi Research Associates Inc.; MasterCard is a registered trademark of MasterCard International Incorporated, CIBC is a licensee of this mark; MasterCard is a registered trademark of MasterCard Worldwide; Movember is a registered trademark of Forideas Pty Limited; New York Stock Exchange is a registered trademark of NYSE Group, Inc.; Parallel Energy is a trademark of Parallel Energy Inc.; PayPass is a registered trademark of MasterCard International Incorporated; Penn West Energy Trust; President’s Choice Financial is a registered trademark of Loblaws Inc.; Pretium is a trademark of Pretium Resources Inc.; Prostate Cancer Canada is a trademark of Prostate Cancer Canada; Sibos is a registered trademark of Society for Worldwide Interbank Financial Telecommunication SCRL; Toronto Stock Exchange is a registered trademark of The Toronto Stock Exchange; TransAlta is a registered trademark of TransAlta Corporation; TSX is a registered trademark of TSX Inc.; United Way is a registered trademark of United Way of Canada – Centraide Canada; Visa is a registered trademark of Visa International Inc./CIBC Licensed User; Visa payWave is a registered trademark of Visa International Service Association; Waterstone is a registered trademark of Waterstone Partners Inc.

Only those trademarks that are pending or registered before the Canadian Trademarks office are identified.

236	CIBC 2011 ANNUAL REPORT

All paper used in the production of the CIBC 2011 Annual Report is Forest Stewardship Council (FSC) certified. Paper fibre for the text of this report has 50% post-consumer waste.

This paper is acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.

Our Vision

To be the leader in client relationships

Our Mission

To fulfill the commitments we have made to our stakeholders:

Help our clients achieve what matters to them

Create an environment where all employees can excel

Make a real difference in our communities

Generate strong total returns for shareholders

Our Values

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability

CIBC

For what matters.